                                               Filed pursuant to Rule 424(b)(3)
                                                             File No. 333-92335

PEOPLES BANCORP                               THREE RIVERS FINANCIAL CORPORATION

                        JOINT PROXY STATEMENT/PROSPECTUS
                                 MERGER PROPOSED
                           YOUR VOTE IS VERY IMPORTANT

The Boards of Directors of Peoples Bancorp and Three Rivers Financial Corporation have unanimously approved an agreement to merge Three Rivers Financial Corporation with and into Peoples Bancorp.

If we complete the merger, shareholders of Three Rivers Financial Corporation will receive 1.08 shares of Peoples Bancorp common stock for each share of Three Rivers Financial Corporation common stock plus cash for any fractional shares. We estimate that, upon completion of the merger, current Three Rivers Financial Corporation shareholders will beneficially own approximately 20.33% of the outstanding Peoples Bancorp common stock. Peoples Bancorp common stock is listed on the Nasdaq National Market System under the symbol "PFDC." The closing price of Peoples Bancorp's common stock was $15.75 per share on December 23, 1999.

This document gives you detailed information about the merger and includes a copy of the Plan of Reorganization and Agreement and Plan of Merger, and you should read it carefully. It is a joint proxy statement that both companies are using to solicit proxies for use the Three Rivers special shareholder meeting and the Peoples Bancorp annual shareholder meeting. It is also a prospectus relating to Peoples Bancorp's issuance of shares of common stock of Peoples Bancorp in connection with the merger.

BEFORE YOU MAKE A DECISION ON HOW TO VOTE ON THE MERGER, YOU SHOULD CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 15 OF THE ATTACHED JOINT PROXY STATEMENT/PROSPECTUS.

We are enthusiastic about the merger and the strength and capabilities we expect from the combined company. We join all the other members of each company's Board of Directors in recommending that you vote in favor of the merger.

Roger J. Wertenberger                                          G. Richard Gatton
Chairman of the Board                                        President and Chief
                                                               Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS IS DECEMBER 27, 1999 AND IT IS FIRST BEING MAILED TO SHAREHOLDERS ON OR ABOUT JANUARY 7, 2000.

                                PEOPLES BANCORP

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                  TO BE HELD ON FEBRUARY 16, 2000 AT 2:00 P.M.
 AT THE RAMADA LIMITED AND SUITES, LOCATED AT 306 TOURING DRIVE, AUBURN, INDIANA

PURPOSES:

              - To vote on the merger of Three Rivers Financial Corporation and
                Peoples Bancorp and related matters.

              - To elect two directors.

              - To approve the appointment of Olive LLP, independent certified public accountants, as the auditors of the Company for the fiscal year ending September 30, 2000.

              - To approve a proposal to adjourn the meeting to permit further solicitation of proxies in the event that an insufficient number of shares is present in person or by proxy to approve the merger.

Only shareholders of Peoples Bancorp as of the close of business on December 27, 1999 may vote at the annual meeting.

By signing the enclosed proxy, you are permitting the proxy holders to vote, in their discretion, upon other matters that may come before the meeting. As of the date of mailing, the Board of Directors is not aware of any other matters that may come before the meeting.

                               John E. Weigel, III

                               Corporate Secretary

Auburn, Indiana
January 7, 2000

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, WE URGE YOU TO DATE, SIGN AND RETURN PROMPTLY THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE. YOU MAY REVOKE YOUR PROXY PRIOR TO ITS EXERCISE IN THE MANNER PROVIDED IN THE ACCOMPANYING DOCUMENT.

                       THREE RIVERS FINANCIAL CORPORATION

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                   TO BE HELD ON FEBRUARY 15, 2000 AT 9:00 A.M.
                      AT THE THREE RIVERS COMMUNITY CENTER
                       LOCATED AT 103 SOUTH DOUGLAS AVENUE,
                            THREE RIVERS, MICHIGAN

PURPOSES:

              - To vote on the merger of Three Rivers Financial Corporation and Peoples Bancorp and related matters. In the merger, you will receive 1.08 shares of Peoples Bancorp common stock for each share of Three Rivers Financial Corporation common stock you own before the merger. You will also receive cash in lieu of receiving any fractional shares of Peoples Bancorp common stock.

              - To approve a proposal to adjourn the meeting to permit further solicitation of proxies in the event that an insufficient number of shares is present in person or by proxy to approve the merger.

Only shareholders of Three Rivers Financial Corporation as of the close of business on December 27, 1999 may vote at the Three Rivers Financial Corporation special meeting.

By signing the enclosed proxy, you are permitting the proxy holders to vote, in their discretion, upon other matters that may come before the meeting. As of the date of mailing, the Board of Directors is not aware of any other matters that may come before the meeting.

                                   Martha Romig
                                   Corporate Secretary

Three Rivers, Michigan
January 7, 2000

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, WE URGE YOU TO DATE, SIGN AND RETURN PROMPTLY THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE. YOU MAY REVOKE YOUR PROXY PRIOR TO ITS EXERCISE IN THE MANNER PROVIDED IN THE ACCOMPANYING DOCUMENT.

                                            TABLE OF CONTENTS

                                                                                                              PAGE

Questions and Answers About the Merger......................................................................   1

Summary  ...................................................................................................   3

Market Price and Dividend Information.......................................................................   8

Selected Financial Data.....................................................................................   9

Risk Factors................................................................................................  15

A Warning about Forward-Looking Information.................................................................  16

The Three Rivers Special Meeting............................................................................  17

The Peoples Bancorp Annual Meeting..........................................................................  19

The Merger..................................................................................................  30

The Plan of Reorganization and Agreement and Plan of Merger.................................................  49

Description of Peoples Bancorp Common Stock and Three Rivers Common Stock...................................  56

Experts  ...................................................................................................  60

Legal Matters...............................................................................................  61

Peoples Bancorp Stockholders' Proposals.....................................................................  61

Unaudited Pro Forma Condensed Combined Financial Information................................................  61

Notes to Unaudited Pro Forma Condensed Combined Financial Statements........................................  66

Where You Can Find More Information.........................................................................  67

Annexes

         Annex A           Plan of Reorganization and Agreement and Plan Of Merger
         Annex B           Opinion of JMP Financial, Inc.
         Annex C           Opinion of Trident Securities
         Annex D           Annual Report on Form 10-K for the Year Ended September 30, 1999 for
                           Peoples Bancorp
         Annex E           Annual Report to Shareholders for the Year Ended September 30, 1999
                           for Peoples Bancorp.
         Annex F           Annual Report on Form 10-KSB for The Year Ended June 30, 1999 for
                           Three Rivers Financial Corporation.
         Annex G           Annual Report to Shareholders for the Year Ended June 30, 1999 for
                           Three Rivers Financial Corporation.
         Annex H           Quarterly Report on Form 10-QSB for the Quarter Ended September 30,
                           1999 for Three Rivers Financial Corporation.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:       WHAT WILL I RECEIVE IN THE MERGER?

A:       For each outstanding share of Three Rivers you own before the merger, you will receive 1.08 shares of Peoples Bancorp common stock.

Peoples Bancorp will not issue fractional shares in the merger. Instead, you will receive a check, equal to the amount of any fractional share of Peoples Bancorp common stock that you would otherwise be entitled to receive based upon the average market value of a share of Peoples Bancorp common stock before the merger.

For each outstanding share of Peoples Bancorp you own before the merger, you will continue to own one share of Peoples Bancorp common stock following the merger. If the merger had occurred on September 30, 1999, Three Rivers' former shareholders would have owned approximately 20.33% of Peoples Bancorp's outstanding shares of common stock and current Peoples Bancorp shareholders would have owned approximately 79.67% of Peoples Bancorp's outstanding shares of common stock. These figures assume that no vested stock options of Three Rivers are exercised.

Q:       WHAT RISKS SHOULD I CONSIDER BEFORE I VOTE ON THE MERGER?

A:       You should review "Risk Factors" on page 15.

Q:       WHAT HAPPENS AS THE MARKET PRICE OF PEOPLES BANCORP COMMON STOCK
FLUCTUATES?

A:       The value of the merger consideration will fluctuate. We have fixed the merger consideration at 1.08 shares of Peoples Bancorp common stock for each share of Three Rivers common stock. However, since the market value of Peoples Bancorp common stock will fluctuate before and after the closing of the merger, the value of the Peoples Bancorp common stock that Three Rivers shareholders will receive in the merger could increase or decrease. You should obtain current market prices for shares of Peoples Bancorp common stock and Three Rivers common stock. Peoples Bancorp common stock is listed on the Nasdaq National Market under the symbol "PFDC." Three Rivers common stock is traded on the American Stock Exchange under the symbol "THR."

Q:       WHEN IS THE MERGER EXPECTED TO BE COMPLETED?

A:       We are working to complete the merger at the beginning of the first quarter of 2000. We must first obtain the necessary regulatory approvals and the approvals of our shareholders at the meetings. We cannot assure you as to when or if all the conditions to the merger will be met, and it is possible we will not complete the merger.

Q:       WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO ME?

A:       We expect that the exchange of shares by Three Rivers shareholders generally will be tax-free to Three Rivers shareholders for U.S. federal income tax purposes. Shareholders will, however, have to pay taxes on cash received for fractional shares.

There will be no tax consequences to shareholders of Peoples Bancorp.

Your tax consequences will depend on your personal situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Q:       HOW DO THE DIRECTORS PLAN TO VOTE?

A:       All of your directors of Peoples Bancorp and Three Rivers have indicated that they intend to vote their shares in favor of the merger. The Three Rivers officers and directors collectively hold 80,390 shares or approximately 11.44% of the outstanding Three Rivers common stock as of the voting record date. The Peoples Bancorp officers and directors collectively hold 305,720 shares or approximately 9.66% of the outstanding Peoples

Bancorp common stock as of the voting record date.

Q:       WILL I BE ABLE TO DISSENT?

A:       There will be no dissenters rights in connection with the merger.

Q:       IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER
VOTE MY SHARES FOR ME?

A:       No. Your broker will vote your shares of Three Rivers common stock or
Peoples Bancorp common stock only if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides. If you do not provide instructions to your broker, your broker will not be able to vote your shares on the proposed merger and this will have the effect of voting against the merger.

Q:       IF I AM A THREE RIVERS SHAREHOLDER, SHOULD I SEND IN MY STOCK
CERTIFICATES NOW?

A:       No.  After the merger is completed, The Fifth Third Bank will send
Three Rivers shareholders written instructions for exchanging their stock for shares of Peoples Bancorp. Peoples Bancorp shareholders will keep their existing stock certificates.


WHO CAN HELP ANSWER YOUR QUESTIONS

         The address of the principal executive offices of Peoples Bancorp and Three Rivers is set forth below. If you want additional copies of this document, or if you want to ask any questions about the merger, you should contact:

         For Peoples Bancorp shareholders:

                 MAURICE F. WINKLER, III

                 President, Chief Executive Officer, and Chief Operating Officer Peoples Bancorp.
                 212 West 7th Street
                 Auburn, Indiana  46706
                 Telephone: (219) 925-2500

         For Three Rivers shareholders:

                 MR. G. RICHARD GATTON
                 President and Chief Executive Officer
                 Three Rivers Financial Corporation
                 123 Portage Avenue
                 Three Rivers, Michigan  49093
                 Telephone: (616) 279-5117

         Please see "WHERE CAN I FIND MORE INFORMATION" on page 67 where you can find more important information about Peoples Bancorp and Three Rivers.

                                     SUMMARY

         THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS DOCUMENT AND MAY NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. FOR A MORE COMPLETE UNDERSTANDING OF THE MERGER AND FOR A MORE COMPLETE DESCRIPTION OF THE LEGAL TERMS OF THE MERGER, YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY, AS WELL AS THE ADDITIONAL DOCUMENTS WE REFER YOU TO, INCLUDING THE PLAN OF REORGANIZATION AND AGREEMENT AND PLAN OF MERGER WHICH WE HAVE ATTACHED AS ANNEX A. SEE "WHERE YOU CAN FIND MORE INFORMATION" (PAGE 67).


GENERAL

         We are proposing a merger between Three Rivers and Peoples Bancorp. The merger will combine Three Rivers with Peoples Bancorp and will create opportunities for the combined company to realize enhanced revenues through asset growth and operating efficiencies.

         In the merger, each Three Rivers shareholder will receive 1.08 shares of Peoples Bancorp common stock for each share of Three Rivers common stock. Peoples Bancorp will pay cash in lieu of issuing fractional shares of Peoples Bancorp common stock

THE COMPANIES

         Peoples Bancorp is a unitary savings and loan holding company that primarily conducts business through its wholly-owned subsidiary, Peoples Federal Savings Bank of DeKalb County. At September 30, 1999, Peoples Bancorp had $328.0 million in total assets, $271.0 million in total deposits, $297.9 million in total loans, and shareholders' equity of $45.5 million.

         Peoples Federal provide its services through a branch network comprised of eight full-service banking offices. Peoples Federal has historically concentrated its business activities in northeastern Indiana.

         Peoples Federal offers a wide range of consumer and commercial financial services. These services include consumer demand deposit accounts; NOW accounts; regular and term savings accounts and savings certificates; residential and commercial real estate and construction loans; multi-family residential real estate loans; and secured and unsecured consumer loans. Peoples Federal also provides credit card services, as well as enhancements to its loan and deposit products designed to provide customers with added conveniences.

         Three Rivers is a unitary savings and loan holding company that primarily conducts business through its wholly-owned subsidiary, First Savings Bank, A Federal Savings Bank. At September 30, 1999, Three Rivers had $99.5 million in total assets, $64.7 million in total deposits, $70.0 million in total loans, and shareholders' equity of $10.9 million.

         First Savings provides its services through a branch network comprised of six full-service banking offices. First Savings' primary market area consists of St. Joseph and Cass Counties, Michigan, the southwest portion of Kalamazoo County, Michigan, La Grange County, Indiana, and the eastern portion of Elkhart County, Indiana. First Savings offers a wide range of consumer and commercial financial products including consumer demand deposit accounts; NOW accounts; regular and term savings accounts and savings certificates; residential, multi-family, construction, and commercial real estate loans; and secured and unsecured consumer loans.

THE THREE RIVERS SPECIAL MEETING (PAGE 17)

         The Three Rivers special shareholders' meeting will be held at the Three Rivers Community Center located at 103 South Douglas Avenue, Three Rivers, Michigan, at 9:00 a.m., local time, on February 15, 2000. At the meeting,

Three Rivers shareholders will vote upon a proposal to approve the merger and a proposal to adjourn or postpone the meeting to allow additional time to solicit additional proxies should there not be sufficient votes in favor of the merger.

THE PEOPLES BANCORP ANNUAL MEETING (PAGE 19)

         The Peoples Bancorp annual shareholders' meeting will be held at The Ramada Limited and Suites, located at 306 Touring Drive, Auburn, Indiana, at 2:00 p.m., local time, on February 16, 2000. At the meeting, Peoples Bancorp shareholders will vote upon:

-    a proposal to approve the merger;

-    the election of two directors;

- the ratification of the appointment of Olive LLP as independent auditors for the fiscal year ending September 30, 2000; and

- a proposal to adjourn or postpone the meeting to allow additional time to solicit additional proxies should there not be sufficient votes in favor of the merger.

RECORD DATE; VOTING POWER (PAGES 19 AND 21)

         You are entitled to vote at the Peoples Bancorp annual meeting if you owned shares of Peoples Bancorp on December 27, 1999, the Peoples Bancorp record date. As of that date, there were 3,164,706 shares of Peoples Bancorp common stock issued and outstanding held by approximately 1,100 shareholders. Each holder of Peoples Bancorp common stock will be entitled to one vote per share on any matter that may properly come before the meeting.

         You are entitled to vote at the Three Rivers special meeting if you owned shares of Three Rivers on December 27, 1999, the Three Rivers record date. As of that date, there were 702,734 shares of Three Rivers common stock issued and outstanding held by approximately 900 shareholders. Each holder of Three Rivers common stock will be entitled to one vote per share on any matter that may properly come before the meeting.

VOTE REQUIRED (PAGES 17 AND 21)

         Approval by the Peoples Bancorp shareholders of the proposal to approve and adopt the Plan of Reorganization and Agreement and Plan of Merger requires the affirmative vote of a majority of the outstanding shares of Peoples Bancorp common stock. A plurality of the votes cast by shareholders in person or by proxy at the annual meeting will be necessary for the election of directors. Approval by the Peoples Bancorp shareholders of the ratification of the appointment of auditors and the proposal to adjourn or postpone the meeting to allow extra time to solicit proxies requires the affirmative vote of a majority of the shares of Peoples Bancorp present at the meeting in person or by proxy and entitled to vote.

         Approval by the Three Rivers shareholders of the proposal to approve and adopt the Plan of Reorganization and Agreement and Plan of Merger requires the affirmative vote of a majority of the outstanding shares of Three Rivers common stock. Approval by the Peoples Bancorp shareholders of the proposal to adjourn or postpone the meeting to allow extra time to solicit proxies requires the affirmative vote of a majority of the shares of Three Rivers present at the meeting in person or by proxy and entitled to vote.

RECOMMENDATION OF BOARD OF DIRECTORS (PAGES 18 AND 30)

         The Peoples Bancorp Board of Directors has unanimously approved and adopted the Plan of Reorganization and Agreement and Plan of Merger, and recommends a vote "FOR" approval of the merger. You also should refer to the reasons that the Peoples Bancorp Board of Directors considered in determining whether to approve and adopt the Plan of Reorganization and Agreement and Plan of Merger on page 31. The Peoples Bancorp Board of Directors also recommends a vote "FOR" the nominees proposed for directors, the ratification of the appointment of auditors, and the proposal to adjourn or postpone the meeting to allow extra time to solicit proxies.

         The Three Rivers Board of Directors has unanimously approved and adopted the Plan of Reorganization and Agreement and Plan of Merger, and recommends a vote "FOR" approval of the merger. You also should refer to the reasons that the Three Rivers Board of Directors considered in determining whether to approve and adopt the Plan of Reorganization and Agreement and Plan of Merger on page 32. The Three Rivers Board of Directors also recommends a vote "FOR" the proposal to adjourn or postpone the meeting to allow extra time to solicit proxies.

OPINION OF JMP FINANCIAL, INC., FINANCIAL ADVISORS TO PEOPLES BANCORP (PAGE 42)

         JMP Financial, Inc., financial advisor to Peoples Bancorp, rendered a written fairness opinion dated October 16, 1999 to the Peoples Bancorp Board of Directors that as of that date, the merger consideration to be paid was fair to the Peoples Bancorp shareholders from a financial point of view. JMP Financial subsequently confirmed its October 16, 1999 opinion by delivery to the Peoples Bancorp Board of Directors a written confirmation of its prior opinion dated as of the date of this document. A copy of the fairness opinion, setting forth the information reviewed, assumptions made and matters considered by JMP Financial, is attached to this document as Annex B. Peoples Bancorp shareholders should read the fairness opinion in its entirety.

OPINION OF TRIDENT SECURITIES, A DIVISION OF MCDONALD INVESTMENTS, INC., FINANCIAL ADVISORS TO THREE RIVERS (PAGE 37)

         Trident Securities, A Division of McDonald Investments, Inc., financial advisor to Three Rivers, rendered an opinion dated as of September 21, 1999 to the Three Rivers Board of Directors that as of that date, the merger consideration was fair to the Three Rivers shareholders from a financial point of view. Trident Securities subsequently confirmed its September 21, 1999 opinion by delivery to the Three Rivers Board of Directors of a written confirmation of its prior opinion dated as of the date of this document. A copy of the fairness opinion, setting forth the information reviewed, assumptions made and matters considered by Trident Securities, is attached to this document as Annex C. Three Rivers shareholders should read the fairness opinion in its entirety.

TERMS OF THE PLAN OF REORGANIZATION AND AGREEMENT AND PLAN OF MERGER (PAGE 49)

         THE PLAN OF REORGANIZATION AND AGREEMENT AND PLAN OF MERGER IS ATTACHED TO THIS DOCUMENT AS ANNEX A. WE ENCOURAGE YOU TO READ THE PLAN OF REORGANIZATION AND AGREEMENT AND PLAN OF MERGER IN ITS ENTIRETY. IT IS THE LEGAL DOCUMENT THAT GOVERNS THE MERGER. WE ALSO ENCOURAGE YOU TO READ THE RISK FACTORS BEGINNING ON PAGE 15.

         GENERAL. The Plan of Reorganization and Agreement and Plan of Merger provides that Three Rivers will merge with and into Peoples Bancorp, with Peoples Bancorp as the surviving corporation. As a result of the merger, First Savings will become a wholly-owned subsidiary of Peoples Bancorp. Peoples Bancorp does not intend to merge First Savings and Peoples Federal.

         MERGER CONSIDERATION. For each outstanding share of Three Rivers common stock, Three Rivers shareholders will receive 1.08 shares of Peoples Bancorp common stock. Peoples Bancorp will not issue fractional shares. Instead, Three Rivers shareholders will receive a check equal to the amount of any fractional share based on the average closing price of Peoples Bancorp common stock over the five trading days preceding the closing date of the merger.

         COMPLETION OF THE MERGER. The merger will become effective when we file both a Certificate of Merger with the Secretary of State of Delaware and Articles of Merger with the Secretary of State of Indiana.

         CONDITIONS TO THE MERGER. The completion of the merger depends upon the satisfaction of a number of conditions, including:

         - approval of the Plan of Reorganization and Agreement and Plan of Merger by both the Three Rivers and Peoples Bancorp shareholders;

         - notification to the Nasdaq Stock Market regarding the Peoples Bancorp common stock we will issue in the merger;

         - receipt of all necessary authorizations, orders, and consents of governmental authorities and the expiration of any regulatory waiting periods;

         - receipt of an opinion of Manatt, Phelps & Phillips, LLP that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that no gain or loss will be recognized by Three Rivers shareholders in the merger (except with respect to cash paid in lieu of issuing fractional shares);

         - other customary conditions and obligations of the parties set forth in the Plan of Reorganization and Agreement and Plan of Merger.

         Unless prohibited by law, either Peoples Bancorp or Three Rivers could elect to waive a condition that has not been satisfied and complete the merger anyway.

         FEES AND EXPENSES. Peoples Bancorp and Three Rivers will pay their own fees, costs, and expenses incurred in connection with the merger except that printing costs associated with this document will be shared. In addition, Three Rivers and Peoples Bancorp have agreed that if the Plan of Reorganization and Agreement and Plan of Merger is terminated under certain circumstances prior to the effective time of the merger, and within 12 months of the date of termination, Three Rivers agrees to be acquired by, merged, or otherwise combined with any third party, First Savings will pay Peoples Bancorp the amount of $250,000.

         TERMINATION. Either Three Rivers or Peoples Bancorp may call off the merger under certain circumstances, including if:

         -    we both consent in writing;

         -    the merger is not completed before March 31, 2000;

         -    we are not able to obtain required governmental approvals;

         - the Three Rivers or Peoples Bancorp shareholders do not approve the Plan of Reorganization and Agreement and Plan of Merger;

         - the other party breaches in a material manner any of the representations or warranties or any covenant or agreement it has made under the Plan of Reorganization and Agreement and Plan of Merger and the breach is not cured within 30 days; or

         - any condition to a party's obligations under the Plan of Reorganization and Agreement and Plan of Merger has not been met or waived.

         In addition, Peoples Bancorp and Three Rivers may call off the merger if the other party's Board of Directors withdraws, modifies, or changes in an adverse manner the recommendation of the Board of Directors with respect to the merger or the Plan of Reorganization and Agreement and Plan of Merger.

INTERESTS OF CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF THREE RIVERS IN THE MERGER (PAGE 46)

         When you consider the Three Rivers Board of Director's recommendation, you should be aware that a number of directors and executive officers of Three Rivers have interests in the merger as employees and/or directors that are different from, and may conflict with, the interests of Three Rivers shareholders. The Three Rivers Board of Directors recognized these interests and determined that they did not affect the benefits of the merger to the Three Rivers shareholders.

DIRECTORS OF PEOPLES BANCORP AND FIRST SAVINGS FOLLOWING THE MERGER (PAGE 45)

         Upon completion of the merger, the current directors of Peoples Bancorp will remain directors of Peoples Bancorp and the current directors of First Savings will remain directors of First Savings. In addition, and subject to the approval of the Peoples Bancorp Board of Directors, Mr. G. Richard Gatton, President and Chief Executive Officer of Three Rivers and First Savings, and one other representative of Three Rivers will be added to the Board of Directors of Peoples Bancorp. Furthermore, subject to the approval of the First Savings Board of Directors, two representatives of Peoples Bancorp will be added to the Board of Directors of First Savings.

ACCOUNTING TREATMENT (PAGE 48)

         We expect the merger to be accounted for as a purchase of assets and not as a pooling of interests. This means that all of the assets and liabilities of Three Rivers will be marked to fair market value. Any excess payment by Peoples Bancorp over the fair market value of the net assets of Three Rivers will be recorded as goodwill on the financial statements of Peoples Bancorp.

RESALES OF PEOPLES BANCORP COMMON STOCK (PAGE 54)

         Shares of Peoples Bancorp common stock which Three Rivers shareholders receive in the merger will be freely transferable by the holders, except for those shares held by holders who may be "affiliates." Affiliates generally include directors, certain executive officers, and holders of 10% or more of Three Rivers common stock. Three Rivers has provided to Peoples Bancorp the written agreement of each of its "affiliates" that such "affiliate" will not dispose of its shares of Three Rivers common stock and, to the extent applicable, Peoples Bancorp common stock, except in compliance with the Securities Act of 1933.

REGULATORY APPROVALS (PAGE 55)

         We must make filings with or obtain approvals from regulatory authorities to effect the merger. These include, without limitation, the approval of or notice to the Office of Thrift Supervision and the Indiana Department of Financial Institutions. In addition, Peoples Bancorp must notify the Nasdaq Stock Market of the common stock issued to Three Rivers shareholders.

         We cannot predict whether or when we will obtain all required regulatory approvals.

DIFFERENCES IN THE RIGHTS OF SHAREHOLDERS (PAGE 58)

         There are differences in the rights of shareholders of Three Rivers once they become shareholders of Peoples Bancorp. Three Rivers is organized under the laws of the State of Delaware while Peoples Bancorp is organized under the laws of the State of Indiana. Three Rivers shareholders, upon completion of the merger, will become Peoples Bancorp shareholders, and their rights will be governed by Indiana law and Peoples Bancorp's articles of incorporation and bylaws.

                      MARKET PRICE AND DIVIDEND INFORMATION

COMPARATIVE MARKET PRICE INFORMATION

         The following table presents quotation information for Peoples Bancorp common stock on the Nasdaq National Market System and trading information for Three Rivers common stock on the American Stock Exchange on September 20, 1999 and December 23, 1999. September 20, 1999 was the last day prior to our announcement of the signing of the Plan of Reorganization and Agreement and Plan of Merger. December 23, 1999 was the last practicable trading day for which information was available prior to the date of this document.

                                   Peoples Bancorp Common Stock                  Three Rivers Common Stock
                                        (dollars per share)                         (dollars per share)
                              ----------------------------------------    ----------------------------------------
                                High           Low           Close          High           Low           Close
                              ----------    ----------    ------------    ----------    ----------    -------------
  September 20, 1999......      $17.75        $17.00         $17.00         $11.00        $11.00          $11.00
  December 23,  1999......      $15.88        $15.75         $15.75         $15.69        $15.69          $15.69

         Also set forth below for each of the closing prices of Peoples Bancorp common stock on September 20, 1999 and December 23, 1999 is the equivalent pro forma price of Three Rivers stock, which we determined by multiplying the applicable price of Peoples Bancorp common stock by the number of shares of Peoples Bancorp common stock we are issuing for each share of Three Rivers common stock (1.08).

                                                              Three Rivers Equivalent Pro Forma

Closing price on September 20, 1999                                    $18.36

Closing price on December  23, 1999                                    $17.01

         We urge you to obtain current market quotations for Peoples Bancorp common stock and Three Rivers common stock. We expect that the market price of Peoples Bancorp common stock will fluctuate between the date of this document and the date on which the merger is completed and thereafter. Because the market price of Peoples Bancorp common stock is subject to fluctuation, the value of the shares of Peoples Bancorp common stock that Three Rivers shareholders will receive in the merger may increase or decrease prior to and after the merger.

         In addition, as a result of this fluctuation, the amount of cash Three Rivers Financial Corporation shareholders will receive in lieu of Peoples Bancorp's fractional shares will also fluctuate.

HISTORICAL MARKET PRICES AND DIVIDEND INFORMATION

         PEOPLES BANCORP. Peoples Bancorp common stock is listed on the Nasdaq National Market System under the symbol "PFDC." On the Peoples Bancorp record date, there were approximately 1,100 shareholders of Peoples Bancorp common stock. The following table sets forth for the calendar quarter indicated the high and low bid prices per share of Peoples Bancorp common stock as reported on the Nasdaq National Market System, and the dividends per share of Peoples Bancorp common stock.

                                                                                                    Dividends
QUARTER ENDED                                               High              Low                   Declared
---------------------------------------------------    ---------------    -------------     --------------------------
FISCAL 1998:

December 31                                                $25.00           $20.83                    $0.11
March 31                                                    23.25            21.50                     0.11
June 30                                                     23.00            21.13                     0.11
September 30                                                22.75            20.13                     0.12

FISCAL 1999:

December 31                                                 20.88            19.50                     0.12
March 31                                                    20.63            19.75                     0.12
June 30                                                     20.00            18.50                     0.12
September 30                                                19.13            15.50                     0.13

FISCAL 2000:
Through December 23                                         15.88            15.75                      N/A

         THREE RIVERS. Three Rivers common stock is listed on the American Stock Exchange under the symbol "THR." On the Three Rivers record date there were approximately 900 shareholders of Three Rivers common stock. The following table sets forth for the calendar quarter indicated the high and low sales prices per share of Three Rivers common stock as reported on the American Stock Exchange, and the dividends per share of Three Rivers common stock. The prices per share of Three Rivers common stock set forth below have been adjusted to reflect a 10% stock dividend declared on in October 1998.

                                                                                                    Dividends
QUARTER ENDED                                               High              Low                   Declared
---------------------------------------------------    ---------------    -------------     --------------------------
FISCAL 1998:

September 30                                               $15.28             $14.20                 $0.090
December 31                                                 19.77              15.11                  0.090
March 31                                                    21.70              18.98                  0.100
June 30                                                     19.55              17.39                  0.100

FISCAL 1999:

September 30                                                17.73              13.64                  0.121
December 31                                                 14.66              12.68                  0.115
March 31                                                    14.25              13.00                  0.115
June 30                                                     14.38              12.50                  0.115

FISCAL 2000:

September 30                                                16.50              10.75                  0.115
Through December 23                                         15.69              15.69                   N/A

                             SELECTED FINANCIAL DATA

         We are providing the following information to aid you in your analysis of the financial aspects of the merger. The following tables show financial results actually achieved by each of Peoples Bancorp and Three Rivers (the "historical" figures). The tables also show results as if the companies had consummated the merger on the first day of the period presented (the "pro forma combined" figures).

The pro forma combined figures are presented using the purchase method of accounting and are simply the arithmetical combinations of Peoples Bancorp's and Three Rivers' separate financial results. The pro forma combined figures have been adjusted to reflect the purchase accounting adjustment in order to assist you in analyzing the future prospects of Peoples Bancorp. The pro forma combined figures illustrate the possible scope of the change in Peoples Bancorp's historical figures caused by the merger. You should not assume that Peoples Bancorp and Three Rivers would have achieved the pro forma combined results if the merger had actually occurred during the periods presented. These pro forma presentations treat our companies as if Peoples Bancorp had purchased all of the assets and assumed all of the liabilities of Three Rivers, which is how we plan to account for the merger. When you read this information, you should also read the information under the heading "Unaudited Pro Forma Condensed Combined Financial Information" (page 64).

         Peoples Bancorp's annual historical figures are derived from financial statements audited by Olive LLP, independent auditors of Peoples Bancorp. Three Rivers' annual historical figures are derived from financial statements audited by Crowe, Chizek and Company, LLP, independent public accountants of Three Rivers. The annual historical information presented below should be read together with the consolidated audited financial statements and related notes of Peoples Bancorp and of Three Rivers, incorporated in this document by reference or attached to this document. To find this information, see "Where You Can Find More Information" (page 67). We have retroactively adjusted all per share information to reflect stock dividends and stock splits. In addition, we have annualized information of Three Rivers on net loan charge-off amounts and return on equity, return on average equity, and return on average assets for September 30, 1999 and September 30, 1998.

         We expect to incur restructuring and merger-related expenses as a result of combining our companies. We also anticipate that the merger will provide the combined company with financial benefits such as reduced operating expenses and the opportunity to earn additional revenue. However, none of these anticipated expenses or benefits has been factored into the pro forma combined income statement information. For that reason, the pro forma combined information, while helpful in illustrating the financial attributes of the combined company under one set of assumptions, does not attempt to predict or suggest future results.

                              PEOPLES BANCORP HISTORICAL CONSOLIDATED FINANCIAL DATA
                                  (dollars in thousands except per share amounts)



                                                           At and For The Year Ended September 30,
                                               1999            1998            1997           1996           1995
                                         ------------------------------------------------------------------------
OPERATIONS DATA:
  Net interest income..............       $ 11,766        $ 10,867        $ 10,430       $ 10,506        $  9,957
  Provision for losses on loans....             89              75              50              9              50
  Other operating income...........            854             758             644            641             630
  Other operating expenses.........          5,459           4,747           4,228          5,930           4,146
                                           -------         -------         -------        -------           -----
  Earnings before income taxes.....          7,072           6,803           6,796          5,208           6,391
  Income taxes.....................          2,485           2,596           2,594          1,996           2,492
                                           -------           -----         -------        -------           -----
Net income.........................       $  4,587        $  4,207        $  4,202       $  3,212        $  3,899
                                           =======         =======         =======        =======           =====
   Basic earnings per common
     share ........................       $   1.42        $   1.25        $   1.22       $   0.91        $   1.10
   Diluted earnings per common
     share ........................           1.42            1.25            1.22           0.91            1.10
   Cash dividends declared per
     share ........................           0.49            0.45            0.41           0.37            0.31
   Dividend payout ratio...........         34.51%          36.00%          33.61%         40.66%          41.82%

FINANCIAL POSITION:
   Total assets....................       $327,563        $304,937        $290,602       $280,012        $276,608
   Loans receivable, net...........        296,870         266,659         235,256        223,011         218,664
   Deposits........................        270,994         248,545         241,790        235,081         232,747
   FHLB advances...................          5,000           5,000               0              0               0
   Stockholders' equity............         45,456          44,671          44,298         42,677          41,624
   Book value per share ...........          14.28           13.62           13.06          12.23           11.74
   Average equity to average
     assets .......................         14.12%          15.08%          15.22%         15.37%          14.84%

FINANCIAL PERFORMANCE:
   Return on:
     Beginning equity..............         10.27%           9.50%           9.85%          7.72%          10.07%
     Average equity................         10.19%           9.31%           9.69%          7.50%           9.66%
   Return on average assets........          1.44%           1.40%           1.47%          1.15%           1.43%

CREDIT QUALITY:
   Allowance for loan losses.......         $1,015            $947            $887           $887            $912
   Allowance for loan losses to
     total loans...................          0.34%           0.35%           0.38%          0.40%           0.42%
   Total non-performing loans......         $1,556            $752            $722         $1,012            $911
   Non-performing loans to total
     loans.........................          0.52%           0.28%           0.31%          0.45%           0.42%
   Allowance for loan losses to
     non-performing loans..........          65.2%          125.9%          122.9%          87.7%          100.1%
   Net charge-offs.................            $31             $14             $51            $34            $172
   Net charge-offs to average
     loans.........................          0.01%           0.01%           0.02%          0.02%           0.08%


                                THREE RIVERS HISTORICAL CONSOLIDATED FINANCIAL DATA
                                  (dollars in thousands except per share amounts)



                                           At and For the Three
                                               Months Ended                         At and For The Year Ended
                                               September 30,                                 June 30,
                                            -------------------      ----------------------------------------------------------
                                            1999 (1)  1998 (1)        1999        1998         1997        1996       1995 (2)
                                            --------  --------        ----        ----         ----        ----       --------
OPERATIONS DATA:
  Net interest income.................      $   875     $   814    $  3,289      $ 3,400      $3,358      $ 3,086     $ 2,702
  Provision for loan  losses..........           15          15          60           60          60           65          87
  Other operating income..............          160         174         752          658         528          497         365
  Other operating expenses............          831         797       3,185        2,856       3,047        2,504       2,014
                                            -------     -------    --------      -------     -------       ------     -------
  Earnings before income taxes........          189         176         796        1,142         779        1,014         966
  Income taxes from continuing
     operations.......................           37          33         198          320         269          344         314
                                            -------     -------    --------      -------     -------       ------     -------
Net income............................      $   152     $   143    $    598      $   822     $   510       $  670     $   652
                                            =======     =======    ========      =======     =======       ======     =======
  Basic earnings per common
      share ..........................      $  0.24     $  0.18    $   0.84      $  1.00     $  0.61      $  0.72         N/A
  Diluted earnings per common
      share ..........................         0.24        0.18        0.83         0.97        0.61         0.72         N/A
  Cash dividends declared per share ..        0.115        0.11       0.466         0.38       0.314        0.315         N/A
  Dividend payout ratio...............       47.91%      61.11%       55.48        38.18       51.49        28.48         N/A

FINANCIAL POSITION:

  Total assets........................      $99,499     $99,724    $100,406      $98,885     $95,130      $87,151     $73,300
  Loans receivable, net...............       69,490      62,809      68,706       62,120      61,813       56,043      54,377
  Deposits............................       64,677      64,278      67,160       61,516      60,345       63,724      63,138
  FHLB advances.......................       22,582      21,157      20,657       22,744      20,344        9,211       3,845
  Stockholders' equity................       10,898      12,701      10,789       12,688      12,803       12,786       5,395
  Book value per share ...............        15.51                   15.35        16.20       15.55        15.02         N/A
  Average equity to average assets....       10.95%      12.73%      11.82%       13.58%      12.59%       15.38%       6.91%

FINANCIAL PERFORMANCE:
  Return on:

     Beginning equity.................        5.63%       4.54%       4.71%        6.42%       3.99%       12.42%         N/A
     Average equity...................        5.60%       4.54%       5.12%        6.28%       4.50%        5.19%      13.00%
  Return on average assets............        0.61%       0.58%       0.60%        0.85%       0.57%        0.80%       0.90%

CREDIT QUALITY:

  Allowance for loan losses...........         $535        $520        $520         $489        $487         $441        $382
  Allowance for loan losses to total
     loans............................        0.77%       0.83%       0.75%        0.78%       0.78%        0.78%       0.70%
  Total non-performing loans..........         $416        $525        $623         $682        $571         $602        $555
  Non-performing loans to total
     loans............................        0.60%       0.84%       0.90%        1.09%       0.92%        1.07%       1.01%
  Allowance for loan losses to
     non-performing loans.............        1.29%      99.05%      83.47%       71.70%      85.29%       73.26%      68.83%
  Net charge-offs (recoveries)........           $1        $(1)         $30          $58         $14           $6         $16
  Net charge-offs (recoveries) to
     average loans....................        0.00%       0.00%       0.09%        0.08%       0.02%        0.01%       0.03%


------------------
(1)      Annualized where appropriate

(2) Three Rivers was formed in August 1995 in connection with the conversion of First Savings from the mutual to stock form of organization.

              SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
                (dollars in thousands except per share amounts)



                                                At and For The Year
                                                       Ended
                                                 September 30, 1999
                                                -------------------
OPERATIONS DATA:
   Net interest income.....................            $15,051
   Provision for credit  losses............                149
   Other operating income..................              1,605
   Other operating expenses................              8,822
                                                       -------
   Earnings before income taxes............              7,685
   Income taxes from continuing operations.              2,671
                                                       -------
NET INCOME.................................           $  5,014
                                                       =======
   Basic earnings per common share ........              $1.26
   Diluted earnings per common.............               1.25
   Cash dividends declared per share ......               0.48
   Dividend payout ratio...................             38.10%

FINANCIAL POSITION:
   Assets..................................           $429,665
   Net loans...............................            365,910
   Deposits................................            335,352
   FHLB advances...........................             27,442
   Stockholders' equity....................             59,118
   Book value per share ...................              14.99
   Average equity to average assets........             13.96%

FINANCIAL PERFORMANCE:

   Return on equity........................              8.48%
   Return on assets........................              1.20%

CREDIT QUALITY:
   Allowance for loan losses...............             $1,511
   Allowance for loan losses to total loans              0.41%
   Total non-performing loans..............             $1,972
   Non-performing loans to total ..........              0.54%
   Net charge-offs.........................                $61
   Net charge-offs to average loans........              0.02%


COMPARATIVE PER SHARE DATA

         The table below shows the earnings, book value, and dividends per share for Peoples Bancorp and Three Rivers both on an historical and a pro forma basis. We derived the Peoples Bancorp pro forma data as we describe under "Unaudited Pro Forma Condensed Combined Financial Data" on page 64. We derived the Three Rivers equivalent pro forma data by multiplying the Peoples Bancorp pro forma data by the number of shares of Peoples Bancorp common stock we will issue for each share of Three Rivers common stock.

         You should read the respective audited and unaudited historical consolidated financial statements and related notes of Peoples Bancorp and Three Rivers incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information" on page 67.

PEOPLES BANCORP HISTORICAL AT OR FOR THE
FISCAL YEAR ENDED SEPTEMBER 30, 1999

Earnings per share:
     Basic................................            $1.42
     Diluted..............................             1.42
Book value per share......................            14.28
Dividends per share.......................             0.49

THREE RIVERS HISTORICAL AT SEPTEMBER 30,
1999 AND FOR THE FISCAL YEAR ENDED JUNE
30, 1999
Earnings per share:
     Basic................................             0.84
     Diluted..............................             0.83
Book value per share......................            15.51
Dividends per share.......................            0.466

PEOPLES BANCORP UNAUDITED PRO FORMA
Earnings per share:
     Basic................................             1.26
     Diluted..............................             1.25
Book value per share......................            14.99
Dividends per share.......................             0.48

THREE RIVERS EQUIVALENT PRO FORMA (1)
Earnings per share:
     Basic................................             1.36
     Diluted..............................             1.35
Book value per share......................            16.19
Dividends per share.......................             0.52

--------------------
(1) Calculated by multiplying Pro Forma Combined by the assumed conversion ratio of 1.08.

                                  RISK FACTORS

         IN ADDITION TO THE OTHER INFORMATION INCLUDED IN THIS DOCUMENT, INCLUDING THE MATTERS ADDRESSED IN "A WARNING ABOUT FORWARD-LOOKING INFORMATION," YOU SHOULD CONSIDER THE MATTERS DESCRIBED BELOW CAREFULLY IN DETERMINING WHETHER TO APPROVE THE PLAN OF REORGANIZATION AND AGREEMENT AND PLAN OF MERGER. WHERE "WE" AND "OUR" IS USED IN THIS SECTION, IT IS MEANT TO REFER TO BOTH PEOPLES BANCORP BEFORE THE MERGER AND TO PEOPLES BANCORP FOLLOWING ITS PROPOSED ACQUISITION OF THREE RIVERS.

         THE MERGER CONSIDERATION IS FIXED DESPITE POTENTIAL CHANGES IN RELATIVE STOCK PRICES. This means Three Rivers shareholders will not know the value of the Peoples Bancorp common stock they are receiving in the merger until the date we consummate the merger. For each outstanding share of Three Rivers stock, shareholders of Three Rivers will receive 1.08 shares of Peoples Bancorp common stock. We urge you to obtain current market quotations for Peoples Bancorp common stock and Three Rivers common stock because the value of what you receive may be more or less than the value as of the date of this proxy statement/prospectus.

         THERE ARE UNCERTAINTIES IN INTEGRATING OUR BUSINESS OPERATIONS AND REALIZING ENHANCED EARNINGS. If we are unable to integrate our businesses successfully, this could hurt our business. The merger involves the integration of companies that have previously operated independently. Successful integration of Three Rivers' consolidated operations will depend primarily on Peoples Bancorp's ability to consolidate operations, systems, and procedures and to eliminate redundancies and costs. Further problems may arise as a result of the fact that we intend to keep First Savings as a separate wholly-owned subsidiary. No assurance can be given that Peoples Bancorp and Three Rivers will be able to integrate their operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of their respective ongoing businesses, or possible inconsistencies in standards, controls, procedures, and policies.

         AN ECONOMIC SLOWDOWN IN NORTHEASTERN INDIANA AND SOUTHWESTERN MICHIGAN COULD HURT OUR BUSINESS. We focus our business in northeastern Indiana and southwestern Michigan in DeKalb, Whitley, Noble, LaGrange, and the eastern portion of Elkhart counties, Indiana and St. Joesph, Cass, and the southwest portion of Kalamazoo counties, Michigan. An economic slowdown in this area could have the following consequences, any of which could hurt our business:

         -    Loan delinquencies may increase;

         -    Problem assets and foreclosures may increase;

         - Demand for the products and services of Peoples Federal or First Savings may decline;

         - Collateral for loans made by Peoples Federal or First Savings, especially real estate, may decline in value, in turn reducing customers' borrowing power, and reducing the value of assets and collateral associated with existing loans of Peoples Federal or First Savings.

         WE HAVE YEAR 2000 RISKS BECAUSE OF OUR DEPENDENCE AND OUR VENDORS' AND CUSTOMERS' DEPENDENCE ON TECHNOLOGY. If we, our vendors, customers, or other third parties with whom we do business suffer a computer or systems failure, it could hurt our business. Peoples Federal and First Savings have taken steps to make their own information and environmental systems Year 2000 compliant prior to January 1, 2000. However, First Savings uses an outside data processing vendor and each also relies heavily on the information systems of other vendors, customers, and third parties. These third parties may not become Year 2000 compliant soon enough. Moreover, the contingency and remediation efforts may not succeed.

                   A WARNING ABOUT FORWARD-LOOKING INFORMATION

         Peoples Bancorp and Three Rivers have each made forward-looking statements in this document, and in documents that we refer to in this document, that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of each respective company's management, and on information currently available to such management. Forward-looking statements include the information concerning possible or assumed future results of operations of Peoples Bancorp and/or Three Rivers set forth under "Questions and Answers About the Merger," "Summary," "The Merger - Background of and Reasons for the Merger," and "Unaudited Pro Forma Condensed Combined Financial Statements," and statements preceded by, followed by, or that include the words "will," "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

         In particular, we have made statements in this document regarding expected cost savings from the merger, the anticipated effect of the merger and Peoples Bancorp's anticipated performance in future periods. With respect to estimated cost savings, Peoples Bancorp has made assumptions regarding, among other things, the extent of operational overlap between Peoples Bancorp and Three Rivers, the amount of general and administrative expense consolidation, costs relating to converting First Savings' bank operations and outside data processing to Peoples Bancorp's systems, the amount of severance expenses, and the costs related to the merger. The realization of cost savings is subject to the risk that the foregoing assumptions are not accurate.

         Moreover, any statements in this document regarding the anticipated effect of the merger and Peoples Bancorp's anticipated performance in future periods are subject to risks relating to, among other things, the following:

         - Peoples Bancorp may not realize expected cost savings from the merger within the expected time frame;

         - Peoples Bancorp's revenues following the merger may be lower than expected, or deposit attrition, operating costs, or customer loss and business disruption following the merger may be greater than expected;

         - competitive pressures among depository and other financial institutions may increase significantly;

         - Peoples Bancorp may experience greater than expected costs or difficulties relating to the integration of the businesses of Peoples Bancorp and Three Rivers;

         -    changes in the interest rate environment may reduce profits;

         - there may be less than favorable general economic or business conditions, either nationally or in northeastern Indiana and southwestern Michigan, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit; and

         - competitors of Peoples Bancorp and Three Rivers may have greater financial resources and develop products that enable such competitors to compete more successfully than Peoples Bancorp and Three Rivers

         Management of Peoples Bancorp and Three Rivers believe these forward-looking statements are reasonable; however, you should not place undue reliance on such forward-looking statements, which are based on current expectations.

         Forward-looking statements are not guarantees of performance. They involve risks, uncertainties, and assumptions. The future results and shareholder values of Peoples Bancorp following completion of the merger may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond Peoples Bancorp's and Three Rivers' ability to control or predict. For those statements, Peoples Bancorp and Three Rivers claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

                        THE THREE RIVERS SPECIAL MEETING

GENERAL

         We are furnishing this document to shareholders of Three Rivers in connection with the solicitation of proxies by the Three Rivers Board of Directors for use at the special meeting of Three Rivers shareholders including any meeting adjournments or postponements, to be held on February 15, 2000.

         The purpose of the special meeting is for you to consider and vote upon the Agreement and Plan of Reorganization, dated as of September 21, 1999, providing for the merger of Three Rivers with and into Peoples Bancorp. The Plan of Reorganization and Agreement and Plan of Merger is attached to this document as Annex A and is incorporated in this document by this reference. For a description of the Plan of Reorganization and Agreement and Plan of Merger, see "Plan of Reorganization and Agreement and Plan of Merger."

         The Plan of Reorganization and Agreement and Plan of Merger provides that Three Rivers will merge with and into Peoples Bancorp. In the merger, for each outstanding share of Three Rivers common stock, you will receive 1.08 shares of common stock of Peoples Bancorp. Peoples Bancorp will pay cash in lieu of any fractional shares.

THREE RIVERS MEETING

         TIME AND PLACE. Three Rivers will hold its special meeting on February 15, 2000 at 9:00 a.m., local time, at the Three Rivers Community Center located at 103 South Douglas Avenue, Three Rivers, Michigan.

         RECORD DATE; VOTING POWER. If you were a Three Rivers shareholder at the close of business on December 27, 1999, you may vote at the meeting. As of December 27, 1999, there were 702,734 issued and outstanding shares of Three Rivers common stock held by approximately 900 shareholders. These shareholders have one vote per share on any matter that may properly come before the special meeting. Brokers who hold shares of Three Rivers common stock as nominees will not have discretionary authority to vote these shares without instructions from the beneficial owners. Any shares of Three Rivers common stock for which a broker has submitted an executed proxy but for which the beneficial owner has not given instructions on voting to such broker are referred to as "broker non-votes."

         VOTE REQUIRED. The presence in person or by proxy of the holders of a majority of the shares of Three Rivers common stock outstanding on the record date will constitute a quorum for the transaction of business at the special meeting. Three Rivers will count abstentions and broker non-votes for purposes of establishing the presence of a quorum at the meeting. The approval of the proposal to approve the Plan of Reorganization and Agreement and Plan of Merger requires the affirmative vote of a majority of the shares of Three Rivers common stock outstanding on the Three Rivers record date. The proposal to adjourn or postpone the Three Rivers special meeting for the purpose of allowing additional time for the solicitation of proxies from Three Rivers shareholders to approve the Plan of Reorganization and Agreement and Plan of Merger requires the affirmative vote of a majority of the shares of Three Rivers common stock present in person or by proxy at the meeting. Because broker non-votes and abstentions are not affirmative votes, they will have the effect of a vote against the proposals to approve the Plan of Reorganization and Agreement and Plan of Merger to adjourn or postpone the meeting for the purpose of allowing additional time for the solicitation of proxies.

         On the Three Rivers record date, the executive officers and directors of Three Rivers, including their affiliates, had voting power with respect to an aggregate of 80,390 shares of Three Rivers common stock or approximately 11.44% of the shares of Three Rivers common stock then outstanding. We currently expect that such directors and officers will vote all of their shares in favor of the proposals to approve the Plan of Reorganization and Agreement and Plan of Merger. In addition, on the record date, the directors and executive officers of Peoples Bancorp did not beneficially own any shares of Three Rivers common stock.

         RECOMMENDATION OF THE THREE RIVERS BOARD OF DIRECTORS. The Three Rivers Board of Directors has unanimously approved and adopted the Plan of Reorganization and Agreement and Plan of Merger. The Three Rivers Board of Directors believes that the merger is fair to and in the best interests of Three Rivers and the Three Rivers shareholders and unanimously recommends that you vote "FOR" approval of the Plan of Reorganization and Agreement and Plan of Merger and the transactions contemplated thereby. In addition, the Three Rivers Board of Directors unanimously recommends that you vote "FOR" the proposal to adjourn or postpone the meeting to allow extra time to solicit proxies requires the affirmative vote of a majority of the shares of Three Rivers present at the meeting in person or by proxy.

         SOLICITATION AND REVOCATION OF PROXIES. We have enclosed a form of proxy with this document. Shares represented by a proxy will be voted at the special meeting as specified in the proxy. Proxies that are properly signed and dated but which do not have voting instructions will be voted by the proxy holders FOR the merger and FOR the proposal to adjourn or postpone the meeting for the purpose of allowing additional time for the solicitation of proxies. Properly signed and dated proxies will also confer on the proxy holder the power to vote in the discretion of the proxy holder as to any other matter which may properly come before the special meeting, which the proxy holder was not aware of a reasonable time before the meeting, and in the discretion of the proxy holder as to any matter incident to the conduct of the meeting.

         THREE RIVERS ASKS YOU TO VOTE BY COMPLETING, DATING AND SIGNING THE ACCOMPANYING THREE RIVERS PROXY CARD AND RETURNING IT PROMPTLY TO THREE RIVERS IN THE ENCLOSED, POSTAGE-PAID ENVELOPE. THREE RIVERS SHAREHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS.

         If you are a Three Rivers shareholder who delivers a properly executed proxy, you may revoke your proxy at any time before its exercise. You may revoke your proxy by

         - filing with the Secretary of Three Rivers prior to the special meeting, at Three Rivers' principal executive offices, either a written revocation of your proxy or a duly executed proxy bearing a later date or

         - attending the special meeting and voting in person. Presence at the special meeting will not revoke your proxy unless you vote in person. If your shares are held in the name of your broker, bank, or other nominee, and you wish to vote in person, you must bring an account statement and authorization from your nominee so that you can vote your shares.

         Three Rivers is soliciting proxies for use at its special meeting. Three Rivers will bear the cost of solicitation of proxies from its own shareholders. Three Rivers and Peoples Bancorp will share equally the cost of printing and mailing this document. In addition to solicitation by mail, Three Rivers directors, officers, and employees may solicit proxies from shareholders by telephone, in person or through other means. These persons will not receive additional compensation, but they will be reimbursed for the reasonable out-of-pocket expenses they incur in connection with this solicitation. Three Rivers will also make arrangements with brokerage firms, fiduciaries, and other custodians who hold shares of record to forward solicitation materials to the beneficial owner of these shares. Three Rivers will reimburse these brokerage firms, fiduciaries, and other custodians for their reasonable out-of-pocket expenses in connection with this solicitation.

         OTHER MATTERS. Three Rivers is unaware of any matter to be presented at the special meeting other than the proposals to approve the Plan of Reorganization and Agreement and Plan of Merger and if necessary, to oadjour or postpone the meeting for the purpose of soliciting additional proxies. If other matters are properly presented at the special meeting, the persons named in the proxy will have authority to vote all properly executed proxies in accordance with their judgment on any such matter, including, without limitation, any proposal to adjourn or postpone the special meeting for any purpose other than to allow time for the solicitation of additional proxies. Proxies that have been designated to vote against approval of the Plan of Reorganization and Agreement and Plan of Merger will not be voted in favor of any proposal to adjourn or postpone the special meeting for the purpose of soliciting additional proxies to approve the Plan of Reorganization and Agreement and Plan of Merger unless the shareholder so indicates on the proxy.

                       THE PEOPLES BANCORP ANNUAL MEETING

GENERAL

         We are furnishing this document to shareholders of Peoples Bancorp in connection with the solicitation of proxies by the Peoples Bancorp Board of Directors for use at the annual meeting of Peoples Bancorp shareholders, including any meeting adjournments or postponements, to be held on February 16, 2000.

         The purpose of the Peoples Bancorp annual meeting is for you to consider and vote upon the Agreement and Plan of Reorganization, dated as of September 21, 1999, providing for the merger of Three Rivers into Peoples Bancorp. Peoples Bancorp shareholders will also vote upon the election of two directors, the ratification of the appointment of auditors, and a proposal to adjourn or postpone the annual meeting for the purpose of allowing additional time for the solicitation of proxies from Peoples Bancorp shareholders to approve the Plan of Reorganization and Agreement and Plan of Merger.

         The Plan of Reorganization and Agreement and Plan of Merger provides that Three Rivers will merge with and into Peoples Bancorp. In the merger, for each outstanding share of common stock of Three Rivers, Three Rivers shareholders will receive 1.08 shares of Peoples Bancorp common stock. Peoples Bancorp will pay cash in lieu of fractional shares. The Plan of Reorganization and Agreement and Plan of Merger is attached to this document as Annex A and is incorporated in this document by this reference. For a description of the Plan of Reorganization and Agreement and Plan of Merger, see "The Plan of Reorganization and Agreement and Plan of Merger."

INFORMATION ABOUT THE ANNUAL MEETING

         TIME AND PLACE. Peoples Bancorp will hold its annual meeting on February 16, 2000 at 2:00 p.m., local time, at The Ramada Limited and Suites, located at 306 Touring Drive, Auburn, Indiana.

         RECORD DATE; VOTING POWER. If you were a Peoples Bancorp shareholder at the close of business on December 27, 1999, you may vote at the Peoples Bancorp annual meeting. As of December 27, 1999, there were 3,164,706 issued and outstanding shares of Peoples Bancorp common stock held by approximately 1,100 shareholders. These shareholders have one vote per share on any matter that may properly come before the annual meeting. Brokers who hold shares of Peoples Bancorp common stock as nominees will not have discretionary authority to vote such shares without instructions from the beneficial owners. Any shares of Peoples Bancorp common stock for which a broker has submitted an executed proxy but for which the beneficial owner has not given instructions on voting to such broker are referred to as "broker non-votes."

         VOTE REQUIRED. The presence in person or by proxy of the holders of a majority of the shares of Peoples Bancorp common stock outstanding on the Peoples Bancorp record date will constitute a quorum for the transaction of business at the annual meeting. Peoples Bancorp will count abstentions and broker non-votes will be counted for purposes of establishing the presence of a quorum at the meeting. The approval of the proposal to approve the Plan of Reorganization and Agreement and Plan of Merger requires the affirmative vote of a majority of the shares of Peoples Bancorp common stock outstanding on the Peoples Bancorp record date. Directors are elected by a plurality of the votes cast in person or by proxy and entitled to vote. The ratification of the appointment off auditors and the proposal to adjourn or postpone the Peoples Bancorp annual meeting for the purpose of allowing additional time for the solicitation of proxies from Peoples Bancorp shareholders to approve the Plan of Reorganization and Agreement and Plan of Merger require the affirmative vote of a majority of shares of Peoples Bancorp present in person or by proxy at the meeting and entitled to vote. Broker non-votes and abstentions are not affirmative votes. They will have the effect of a vote against the proposals to approve the Plan of Reorganization and Agreement and Plan of Merger. Abstentions will have the effect of a vote against the ratification of the appointment of auditors and the proposal to adjourn or postpone the meeting to allow additional time to solicit proxies; however, broker non-votes will not be deemed entitled to vote and will have no effect on the votes in these matters.

         On the Peoples Bancorp record date, the executive officers and directors of Peoples Bancorp, including their affiliates, had voting power with respect to an aggregate of 305,720 shares of Peoples Bancorp common stock or approximately 9.66% of the shares of the Peoples Bancorp common stock then outstanding. We currently expect that the Peoples Bancorp directors and officers will vote all of their shares in favor of the proposal to approve the Plan of Reorganization and Agreement and Plan of Merger, in favor of the nominees for directors, in favor of the ratification of the appointment of auditors, and in favor of the proposal to adjourn or postpone the Peoples Bancorp annual meeting for the purpose of allowing additional time for the solicitation of proxies from Peoples Bancorp shareholders to approve the Plan of Reorganization and Agreement and Plan of Merger. In addition, on the record date, the directors and executive officers of Three Rivers did not beneficially own any shares of Peoples Bancorp common stock.

         SOLICITATION AND REVOCATION OF PROXIES. We have enclosed a form of proxy with this document. Proxies will be voted in accordance with the voting instructions contained therein. Proxies that are properly signed and dated but which do not have voting instructions will be voted FOR the merger, FOR the election of the nominees for director, FOR the ratification of the appointment of auditors, and FOR the proposal to adjourn or postpone meeting for the purpose of allowing additional time for the solicitation of proxies. Properly signed and dated proxies will also confer on the proxy holder the power to vote in the discretion of the proxy holder as to any other matter that may properly come before the annual meeting for which Peoples Bancorp did not have notice at least 45 days before the date on which Peoples Bancorp first mailed its proxy material for the January 1999 annual meeting of shareholders, and in the discretion of the proxy holder as to any matter incident to the conduct of the meeting.

         PEOPLES BANCORP ASKS YOU TO VOTE BY COMPLETING, DATING AND SIGNING THE ACCOMPANYING PEOPLES BANCORP PROXY CARD AND RETURNING IT PROMPTLY TO PEOPLES

BANCORP IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

         If you are a Peoples Bancorp shareholder who delivers a properly executed proxy, you may revoke such proxy at any time before its exercise. You may revoke your proxy by

          - filing with the Secretary of Peoples Bancorp prior to the annual meeting, at Peoples Bancorp's principal executive offices, either a written revocation of such proxy or a duly executed proxy bearing a later date or

          - attending the annual meeting and voting in person. Presence at the annual meeting will not revoke your proxy unless you vote in person. If your shares are held in the name of your broker, bank, or other nominee, and you wish to vote in person, you must bring an account statement and authorization from your nominee so that you can vote your shares.

         Peoples Bancorp's Board of Directors is soliciting proxies for use at its annual meeting. Peoples Bancorp will bear the cost of solicitation of proxies from its own shareholders. Three Rivers and Peoples Bancorp will share equally the cost of printing and mailing this document. In addition to solicitation by mail, Peoples Bancorp directors, officers and employees may solicit proxies from shareholders by telephone, in person or through other means. These persons will not receive additional compensation, but they will be reimbursed for the reasonable out-of-pocket expenses they incur in connection with this solicitation. Peoples Bancorp will also make arrangements with brokerage firms, fiduciaries, and other custodians who hold shares of record to forward solicitation materials to the beneficial owner of these shares. Peoples Bancorp will reimburse these brokerage firms, fiduciaries, and other custodians for their reasonable out-of-pocket expenses in connection with this solicitation.

ELECTION OF DIRECTORS

         Two directors will be elected at the annual meeting of Peoples Bancorp to serve for a three-year period. Unless authority is withheld, all proxies received in response to this solicitation will be voted for the election of the nominees listed below. Each nominee has indicated a willingness to serve if elected. However, if any nominee becomes unable to serve, the proxies received in response to this solicitation will be voted for a replacement nominee selected in accordance with the best judgment of the proxy holders named therein.

         The following table lists the directors and their terms for Peoples Bancorp. Each director of Peoples Bancorp also serves as a director of Peoples Federal for an identical term. The table also sets forth the number of shares of Peoples Bancorp Common Stock beneficially owned by the directors and by the directors and executive officers of Peoples Bancorp as a group as of November 1, 1999.

                                                                                        Shares of
                                                                                      Common Stock
                                               Director            Present            Beneficially         Percent
Name                              Age (1)      Since (2)         Term Expires            Owned (3)        of Class (4)
---------------------------    ----------  ---------------   --------------------  -------------------  --------------
NOMINEES FOR A THREE YEAR TERM EXPIRING 2003:
Douglas D. Marsh                   58            1990                2000                25,500(5)           0.81%
Maurice F. Winkler III             43            1993                2000                53,418(6)           1.69%
DIRECTORS CONTINUING IN OFFICE:
Bruce S. Holwerda                  51            1998                2001                 1,500(7)           0.05%
John C. Harvey                     68            1990                2001                50,429(8)           1.60%
John C. Thrapp                     65            1990                2002                34,257(9)           1.08%
Roger J. Wertenberger              67            1990                2002                136,085(10)         4.31%
All executive officers and directors of
   Peoples Bancorp as a group (8 persons)                                                304,689             9.65%

(1) As of September 30, 1999.

(2) Indicates the year the director first became a director of Peoples Bancorp.

(3) Unless otherwise indicated, includes all shares held directly by the named individuals as well as by spouses, minor children in trust, and other forms of indirect ownership, over which shares the named individual effectively exercises sole voting and investment power with respect to the indicated shares. Excludes any unallocated shares of Peoples Bancorp common stock held under the Peoples Bancorp employee stock ownership plan for which such individuals may serve as a member of the committee administering the plan. Also includes securities that the person has the right to acquire within 60 days of the voting record date.

(4) Computed based upon a total of 3,158,717 issued and outstanding shares of Peoples Bancorp common stock as of November 1, 1999.

(5) Includes 9,000 shares held by Mr. Marsh's wife for which Mr. Marsh does not exercise any voting and investment power and for which Mr. Marsh disclaims beneficial ownership.

(6) Includes 16,664 shares held by Mr. Winkler's wife for which Mr. Winkler does not exercise any voting and investment power and for which Mr. Winkler disclaims beneficial ownership.

(7) All of the shares owned by Mr. Holwerda are owned jointly with Mr. Holwerda's wife with shared voting and investment power.

(8) Includes 3,835 shares held by Dr. Harvey's wife for which Mr. Harvey does not exercise any voting and investment power and for which Mr. Harvey disclaims beneficial ownership.

(9) Includes 976 shares held by Mr. Thrapp's wife for which Mr. Thrapp does not exercise any voting and investment power and for which Mr. Thrapp disclaims beneficial ownership.

(10) Includes 48,000 shares held by Mr. Wertenberger's wife for which Mr. Wertenberger does not exercise any voting and investment power and for which Mr. Wertenberger disclaims beneficial ownership, and 3,000 shares are held jointly by Mr. Wertenberger's wife and mother-in-law with shared voting and investment power for which Mr. Wertenberger does not exercise any voting and investment power and for which Mr. Wertenberger disclaims beneficial ownership.

     The following table lists the executive officers of Peoples Bancorp.

Name                           Age      Position with Peoples Bancorp
----                           ---      -----------------------------
Maurice F. Winkler III          43      President, Chief Executive Officer, and Chief Operating
                                        Officer
Roger J. Wertenberger           67      Chairman of the Board
John E. Weigel III              39      Secretary
Deborah K. Stanger              43      Treasurer

         The principal occupation during the past five years of each director, nominee for director, and executive officer is set forth below. All directors, the nominee, and executive officers have held their present positions for at least five years, unless otherwise stated.

         MR. MARSH, has served as a director of Peoples Federal since 1982. He currently serves as Chairman of the Board of Applied Innovations Inc. in Chicago, Illinois, President of Bridgewater Golf Club in Auburn, Indiana, Regional Director Excel Communications in Dallas, Texas, and Associate of Auburn Reality in Auburn, Indiana. From 1991 to 1996, Mr. Marsh served as Vice President of Sales for Superior Chaircraft, which is a division of JSJ Seating Corporation, Belton, Texas. Mr. Marsh also serves as a director of Peoples Financial Services, Inc., a wholly-owned service corporation subsidiary of Peoples Federal.

         MR. WINKLER was appointed to the Board of Directors of Peoples Bancorp and Peoples Federal in June 1993. Mr. Winkler joined Peoples Federal as an accountant in 1979. From 1981 to 1985, he served as Controller and in December 1985 became Vice President-Operations. From May 1987 to September 1996, Mr. Winkler assumed responsibilities as Peoples Federal's Vice President-Finance. Mr. Winkler is the son-in-law of Roger J. Wertenberger. Mr. Winkler also serves as a director of Peoples Financial. Mr. Winkler assumed the duties of President and Chief Operating Officer of Peoples Bancorp, Peoples Federal, and Peoples Financial Services effective October 1, 1996 and Chief Executive Officer on October 1, 1999.

         MR. HOLWERDA was elected a director of Peoples Federal and Peoples Bancorp in 1998. Mr. Holwerda is co-owner of Ambassador Steel Corporation Auburn, Indiana, and serves as Vice President and Chief Operating Officer, positions he has held since 1990. Mr. Holwerda has worked at Ambassador Steel in various capacities since 1979.

         DR. HARVEY has served as a director of Peoples Federal since 1979. He is a self-employed physician engaged in private practice in Auburn, Indiana. Dr. Harvey also serves as a director of Peoples Financial Services.

         MR. THRAPP served as a director and officer of First Federal Savings and Loan Association of Kendallville, which merged with Peoples Federal in August 1990, when he became a director of Peoples Bancorp and Peoples Federal. Since 1962, Mr. Thrapp has been an attorney with the firm of Thrapp & Thrapp in Kendallville, Indiana.

         MR. WERTENBERGER has served as a director of Peoples Federal since joining Peoples Federal in 1954. Mr. Wertenberger became President of Peoples Federal in January 1964 and Chairman of the Board in January 1979. Mr. Wertenberger serves as a director and Chief Executive Officer of Peoples Financial Services. Mr. Wertenberger became President, Director, and Chairman of the Board of Peoples Bancorp upon its inception in 1990. Mr. Wertenberger relinquished the title of President for Peoples Bancorp, Peoples Federal Savings Bank, and Peoples Financial Services effective October 1, 1996, and the title of Chief Executive Officer effective October 1, 1999.

         JOHN E. WEIGEL III, joined Peoples Federal in 1993 as Internal Auditor/Compliance Officer, and Mr. Weigel was appointed Corporate Secretary of Peoples Federal and of Peoples Bancorp in May 1998. Prior to his employment at Peoples Federal, Mr. Weigel was a Bank Examiner with the Department of Treasury from 1985 to 1993.

         DEBORAH K. STANGER, joined Peoples Federal in 1989 as Controller. Mrs. Stanger was promoted to Vice President and Chief Financial Officer of Peoples Federal in 1996. Mrs. Stanger was named Treasurer of Peoples Bancorp in January 1999.

         CORPORATE GOVERNANCE AND OTHER MATTERS. The Board of Directors of Peoples Bancorp held thirteen meetings during the fiscal year ended September 30, 1999. All directors have attended at least 75% of all Board of Directors' and committee meetings.

         Four regular members of the Board of Directors are members of the Executive Committee, which is permitted to act with any three members present in the absence of regularly scheduled Board of Directors meetings. The Executive Committee of Peoples Bancorp exercises all the authority of the Board of Directors to the extent permitted by the Company's Bylaws. The Executive Committee consists of Roger J. Wertenberger, Chairman, Maurice F. Winkler, John
C. Thrapp, Douglas D. Marsh, and John C. Harvey. This Committee meets when needed and held one meeting during the fiscal year ended September 30, 1999. The Board of Directors of Peoples Bancorp has standing Budget, Audit, and Nominating Committees.

         The Budget Committee of Peoples Bancorp also serves as the Budget Committee of Peoples Federal. The Budget Committee establishes policies and objectives relating to compensation, reviews compensation costs, and recommends salaries, bonuses, and employee stock ownership plan contributions for all employees and executive officers. The members of the Budget Committee are John
C. Harvey, Chairman, Douglas D. Marsh, John C. Thrapp, and Bruce S. Holwerda. The Budget Committee held four meetings during the fiscal year ended September 30, 1999.

         The Audit Committee of Peoples Bancorp also serves as the Audit Committee of Peoples Federal. The Audit Committee reviews and approves the scope of the audit procedures employed by Peoples Bancorp's independent auditors and meets with the auditors to discuss the results of their examination of the financial statements. The committee reviews the operations of Peoples Bancorp's internal audits performed by management and the results of its audit procedures. In addition, the committee reviews all reports prepared in connection with Peoples Bancorp's annual examinations by the regulatory authorities. The members of the Audit Committee are Lawrence R. Bowmar, Chairman, John C. Harvey and Bruce S. Holwerda. The committee held one meeting(s) during the fiscal year ended September 30, 1999.

         The Nominating Committee of the Board of Directors of Peoples Bancorp meets when director vacancies occur and recommends individuals for nomination to the Board of Directors of Peoples Bancorp and to the governing bodies of its subsidiary corporations. The Nominating Committee consists of the Board of Directors. The committee held one meeting during the fiscal year ended September 30, 1999. The Nominating Committee does not consider nominees recommended by stockholders. Under Peoples Bancorp's Bylaws, however, nominations may be made by stockholders and voted upon at an annual meeting if made in writing and delivered to the Secretary of Peoples Bancorp at least 20 days prior to the date of the annual meeting. No nominations for directors except those made by the Nominating Committee or by the stockholders in accordance with the Bylaws may be voted upon at the annual meeting.

         SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. There are no persons known to Peoples Bancorp who own beneficially more than 5% of the Peoples Bancorp common stock as of September 30, 1999.

         SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE. Section 16(a) of the Securities Exchange Act of 1934 requires directors and executive officers of Peoples Bancorp, and persons who own more than 10% of a registered class of equity securities of Peoples Bancorp, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of equity securities. Officers, directors, and greater than 10% shareholders are required by Securities and Exchange Commission regulations to furnish Peoples Bancorp with copies of all Section 16(a) forms they file.

         To the knowledge of Peoples Bancorp, based solely on a review of the copies of such reports furnished to Peoples Bancorp and written representations that no other reports were required, during the fiscal year ended September 30, 1999, all Section 16(a) filing requirements applicable to officers and directors of Peoples Bancorp were met.

         CERTAIN RELATIONSHIPS AND RELATEAD TRANSACTIONS. Peoples Federal has followed the policy of offering loans to directors, officers, and employees of Peoples Bancorp and Peoples Federal for the financing of their principal residences. These loans are made in the ordinary course of business on substantially the same terms and collateral, including interest rates, as those of comparable transactions prevailing at the time and do not involve more than the normal risk of collectibility or present other unfavorable features. Peoples Federal grants consumer loans to directors, officers, and employees at rates and terms applicable to its other customers. Outstanding loans to executive officers and directors of Peoples Federal and Peoples Bancorp as of September 30, 1999 totaled $1,208,955 or 2.7% of stockholders' equity.

         EXECUTIVE OFFICER COMPENSATION. Executive officers of Peoples Bancorp are not compensated for serving as executive officers of Peoples Bancorp. All compensation of executive officers is paid by Peoples Federal. The following table sets forth information concerning compensation paid or accrued to or on behalf of the Peoples Bancorp's Chief Executive Officer for the periods indicated. Effective October 1, 1999, Mr. Wertenberger no longer served as the Chief Executive Officer of Peoples Bancorp. No other executive officers of Peoples Bancorp had an annual salary and bonus that exceeded $100,000 during each of the last three fiscal years.

                                                       Annual Compensation

                                                                       Other Annual         All Other
Name and Principal Position        Year       Salary       Bonus     Compensation (1)    Compensation (2)
---------------------------      -------  ------------ ------------ ------------------ ------------------
Roger J. Wertenberger              1999    $125,863       $8,603        $12,000            $  1,598
Chairman and                       1998     120,000        6,000         12,000               6,000
Chief Executive Officer            1997     121,000        6,050         10,800               6,050

-------------------

(1) The amount shown represents director's fees. Does not include personal use of an automobile provided by Peoples Federal, which use was valued at approximately $2,000 for each of the periods indicated.

(2) Represents employer's contribution allocated to the account of Mr. Wertenberger under the Peoples Bancorp employee stock ownership plan for 1997 and 1998 and to the 401(k) plan for 1999.

         STOCK OPTION PLAN. On November 10, 1998, the Board of Directors of Peoples Bancorp adopted the Peoples Bancorp 1998 Stock Option and Incentive Plan which permits the granting of shares of Peoples Bancorp common stock through incentive and non-incentive stock options, as well as stock appreciation rights. Stockholders approved the Stock Option and Incentive Plan on January 13, 1999. The Stock Option and Incentive Plan replaced the option plan adopted by the Board of Directors of Peoples Federal on May 19, 1987, which expired in May 1997. As of September 30, 1999, no options remained outstanding under the expired option plan.

         Under the Stock Option and Incentive Plan, the maximum number of shares of Peoples Bancorp common stock that may be issued pursuant to awards is 200,000 (subject to adjustment to prevent dilution). The Stock Option and Incentive Plan will continue in effect for a term of ten years following its adoption unless sooner terminated. A committee of two or more directors appointed by the Board of Dirctors administers the Stock Option and Incentive Plan. Pursuant to the Stock Option and Incentive Plan, officers, directors, key employees, and consultants of Peoples Bancorp or any affiliate may be granted options at an exercise price not less than 100% of the fair market value of the Peoples Bancorp common stock on the date of the grant. During the year ended September 30, 1999, options to purchase 30,000 shares of Peoples Bancorp common stock were granted and no shares of common stock were issued in connection with the exercise of options. At September 30, 1999, options to purchase 30,000 shares of Peoples Bancorp common stock were outstanding.

         During the year ended September 30, 1999, Roger J. Wertenberger, the Chief Executive Officer of Peoples Bancorp for the year ended September 30, 1999, did not own or exercise any stock options relating to shares of Peoples Bancorp common stock.

         DEFINED BENEFIT PENSION PLAN. Peoples Federal maintains a defined benefit pension plan or retirement plan in which all eligible employees are participants. In order to be eligible to participate, an employee must attain age 21 and complete 1,000 hours of credited service during an eligibility computation period. The retirement plan is funded solely by Peoples Federal contributions and generally provides for vested benefits to participants with 100% vesting after five years of credited service. Total retirement plan expenses for the fiscal year ended September 30, 1999, were $4,143. At September 30, 1999, the retirement plan was fully funded.

         A participant's benefit at normal retirement age (65) is dependent upon the participant's total years of credited service and the participant's average annual salary for the five consecutive years of highest salary during credited service. However, the benefit so determined is subject to proportionate reduction for credited service of fewer than 30 years at normal retirement age, and is also subject to actuarial reduction for commencement of benefit payment prior to normal retirement age. The retirement plan also provides a death benefit payment in the event of death prior to retirement.

         The table below shows estimated annual benefits (computed on the normal life annuity basis) payable under the retirement plan to any employee upon retirement in 1999 at age 65 after selected periods of service. There is no benefit reduction for Social Security or other offset amounts. As of September 30, 1999, Roger J. Wertenberger had 45 years of credited service.


 Average of
Highest Five
  Years of                                       Years of Service
               ----------------------------------------------------------------------------------------------
Compensation   10 Years    15 Years    20 Years    25 Years    30 Years    35 Years   40 Years    45 Years
               --------    --------    --------    --------    --------    --------   --------    --------
$ 50,000        10,000      15,000      20,000      25,000      30,000      35,000     40,000      45,000
  75,000        15,000      22,500      30,000      37,500      45,000      52,500     60,000      67,500
 100,000        20,000      30,000      40,000      50,000      60,000      70,000     80,000      90,000
 150,000        30,000      45,000      60,000      75,000      90,000     105,000    120,000     135,000
 200,000        40,000      60,000      80,000     100,000     120,000     140,000    160,000     180,000
 250,000        50,000      75,000     100,000     125,000     150,000     175,000    200,000     225,000

         DEFINED CONTRIBUTION PLAN. On November 15, 1988, the Board of Directors of Peoples Federal adopted an Employee Stock Ownership Plan (commonly known as an "ESOP") which was approved by the stockholders on January 11, 1989. The ESOP invested primarily in the common stock of Peoples Bancorp. ESOP assets are held in trust by Norwest Bank, Fort Wayne, Indiana, as trustee pursuant to a trust agreement. The trustee is authorized to invest in and hold up to 100% of the trust in shares of Peoples Bancorp but is not required to hold a minimum percentage of ESOP assets in shares of Peoples Bancorp. The trustee is also authorized to invest in other securities, such as certificates of deposit, equity stocks, bonds, and other investments.

         From time to time, the ESOP purchased shares of Peoples Bancorp common stock in open market transactions. To purchase Peoples Bancorp common stock, the ESOP was authorized to borrow funds from an unrelated third-party lender secured by the purchased shares. Any loan must be repaid with funds from Peoples Federal's contributions to the ESOP and earnings on ESOP assets. The ESOP did not borrow funds as of September 30, 1999 to purchase shares. Contributions from Peoples Federal to the ESOP are made out of net operating profits in amounts established by the Board of Directors in its sole discretion. These contributions may be made either in cash or in shares of Peoples Bancorp common stock.

         The ESOP was administered by a committee appointed by the Board of Directors. The members of the committee that administers the ESOP are Robert D. Ball, John C. Thrapp, Douglas D. Marsh, and Dr. John C. Harvey.

         On May 1, 1999, the ESOP was amended to convert it into a 401(k) plan. The 401(k) plan provides for employee contributions of between 1% and 15% of salary on a pre-tax basis with matching employer contributions equal to 50% of a participant's contributions up to 6% of salary. The vesting schedule is the same as the vesting schedule under the ESOP. All shares originally contributed to the ESOP were allocated to participants' accounts under the 401(k) plan. Withdrawals under the 401(k) plan are permitted upon the attainment of age 59 1/2 or hardship. Participants are allowed to choose from a variety of investment vehicles to invest their 401(k) accounts and in the absence of a choice by a participant are invested in a money market fund account.

         The ESOP maintained an account for each participant in the ESOP, which was allocated to each participant's 401(k) plan account. With respect to shares of Peoples Bancorp common stock allocated to a participant's account, each participant is entitled to direct the trustee as to the manner of voting the shares. If the Participant fails to direct the trustee, the unvoted shares are voted by the trustee only upon instructions from the committee. Similarly, unallocated shares are voted by the trustee only upon instructions from the committee. In either case, the voting of unvoted or unallocated shares is in the committee's sole discretion. The committee currently intends to instruct the trustee to vote unvoted and unallocated shares of Peoples Bancorp common stock held in the 401(k) plan for all of the proposals set forth herein.

         The 401(k) plan may be considered an anti-takeover device, because the 401(k) plan may become the owner of a sufficient percentage of the total outstanding common stock of Peoples Bancorp so that the vote of the trustee (or of plan participants) may serve as a defense in a hostile takeover.

         As of September 30, 1999, the ESOP held 60,300 shares (1.9%) of Peoples Bancorp's outstanding common stock, 100% of which has been allocated to participant accounts. No contributions were made to the ESOP during the fiscal year ended September 30, 1999. The ESOP incurred expenses of $7,240 which, under the terms of the ESOP, were paid by the Bank. Peoples Bancorp contributed $24,588 for the benefit of participants under the 401(k) plan during the fiscal year ended September 30,1999 and assumed expensess of $2,893 for 401(k) plan administration.

         CONSULTING AGREEMENT. Effective December 1, 1999, Peoples Federal entered into a one year consulting agreement with Mr. Wertenberger, Chairman of the Board of Peoples Federal. This consulting agreement is intended to ensure that Peoples Federal will be able to maintain a stable and competent management base. The consulting arrangement provides for an annual payment of $60,000.

         DIRECTOR COMPENSATION. Directors do not receive any fees for serving as directors of the Company. Directors of Peoples Federal currently receive $12,000 per year. For the fiscal year ended September 30, 1999, directors' fees totaled $84,000. In addition, Directors Emeritus of Peoples Federal are paid for each meeting at a monthly fee equal to the fee they received at the time of retirement from the Board of Directors. For the fiscal year ended September 30, 1999, Director Emeritus fees totaled $43,800.

         Directors are also eligible to receive awards under the Peoples Bancorp 1998 Stock Option and Incentive Plan. For the fiscal year ended September 30, 1999, directors were not granted any options to purchase shares of Peoples Bancorp common stock pursuant to the Stock Option and Incentive Plan.

         REPORT OF THE BUDGET COMMITTEE. The Budget Committee of Peoples Federal establishes policies and objectives relating to compensation, reviews compensation costs, and recommends salaries and bonuses for all employees and executive officers. All decisions of the Budget Committee are subject to approval by the full Board of Directors. For the fiscal year ending September 30, 1999, the Board of Directors made no modifications to the Budget Committee's compensation recommendations. In recommending the salaries of the executive officers, the Budget Committee has access to and reviews compensation data for comparable financial institutions. The officers are also evaluated as to their performance during the year and compared to the performance Peoples Federal.

         In making recommendations with respect to executive compensation, the Budget Committee attempts to achieve the following objectives while furthering a policy of cost containment by controlling expenses:

         1. Provide compensation comparable to that which is offered by other similarly situated financial institutions in order to attract and retain talented executives who are critical to the success of Peoples Bancorp and Peoples Federal;

         2. reward executive officers based upon their ability to achieve both short- and long-term strategic goals and to enhance shareholder value; and

         3. align the interests of the executive officers with the long-term interests of the stockholders by granting stock options and setting matching amounts for employee 401K contributions.

         At September 30, 1999, the executive compensation program was comprised of base salary, annual incentive bonuses. Reasonable base salaries are awarded based on salaries paid by comparable financial institutions and individual performance. Annual incentive bonuses are tied to Peoples Bancorp's net income performance for the current fiscal year.

         The Budget Committee recommended, and the Board of Directors approved, a consulting arrangement for Mr. Wertenberger providing for an annual payment of $60,000 and a bonus of $8,603 for the fiscal year ended September 30, 1999 for Mr. Wertenberger.

Dated:  September 21, 1999           BUDGET COMMITTEE

                                     Bruce S. Holwerda          Douglas D. Marsh
                                     John C. Thrapp             John C. Harvey

         COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION. No person who served as a member of the Budget Committee during the fiscal year ended September 30, 1999 has ever been an officer or employee of Peoples Bancorp or any of its subsidiaries, except for John Thrapp, who serves as Assistant Trust Officer of Peoples Federal. During the fiscal year ended September 30, 1999, no executive officer of Peoples Bancorp or Peoples Federal served as a director or member of the compensation committee of another entity, one of whose directors or executive officers served as a director or member of the Budget Committee of Peoples Bancorp or Peoples Federal.

         PERFORMANCE GRAPH. The following graph compares the yearly percentage change in Peoples Bancorp's cumulative total shareholder return on the Peoples Bancorp common stock with

         1.       the cumulative total return of the Nasdaq market index, and

         2. the cumulative total return of the SNL Midwest Thrift Index comprised of all mid-west publicly traded savings and loan associations and savings and loan holding companies over the periods indicated.

         The graph assumes an initial investment of $100 and reinvestment of dividends. The graph is not necessarily indicative of future price performance.

                                   [GRAPHIC]

                                                       PERIOD ENDING
                              -------------------------------------------------------
INDEX                           9/30/94  9/30/95  9/30/96   9/30/97  9/30/98  9/30/99
-------------------------------------------------------------------------------------
Peoples Bancorp                  100.00   109.79    98.83   153.32   166.43   138.80
NASDAQ - Total US*               100.00   138.07   163.85   224.97   228.77   371.52
SNL Midwestern Thrift Index      100.00   131.56   155.13   244.73   243.79   238.13

RATIFICATION OF APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

      The Board of Directors of Peoples Bancorp has appointed the firm of Olive LLP, independent certified public accountants, to audit the consolidated financial statements of Peoples Bancorp for the fiscal year ending September 30, 2000. A proposal to ratify the appointment of Olive LLP, will be presented to Peoples Bancorp stockholders at the annual meeting. Representatives of Olive LLP, are expected to be present at the Meeting and to be available to respond to appropriate questions. The representatives will also be provided an opportunity to make a statement, if they desire.

RECOMMENDATION OF THE PEOPLES BANCORP BOARD OF DIRECTORS

         The Peoples Bancorp Board of Directors has unanimously approved and adopted the Plan of Reorganization and Agreement and Plan of Merger. The Peoples Bancorp Board of Directors believes that the merger is fair to and in the best interests of Peoples Bancorp and the Peoples Bancorp shareholders and unanimously recommends that you, as a Peoples Bancorp shareholder, vote "FOR" approval of the merger and the Plan of Reorganization and Agreement and Plan of Merger and the transactions contemplated thereby. The Peoples Bancorp Board of Directors also recommends a that you, as a Peoples Bancorp shareholder, vote "FOR" the nominees for director, the ratification of the appointment of auditors, and the proposal to adjourn or postpone the Peoples Bancorp annual meeting for the purpose of allowing additional time for the solicitation of proxies from Peoples Bancorp shareholders to approve the Plan of Reorganization and Agreement and Plan of Merger.

OTHER MATTERS

         Peoples Bancorp is unaware of any matter to be presented at the annual meeting other than the proposal to approve the Plan of Reorganization and Agreement and Plan of Merger, the election of two directors, the ratification of the appointment of auditors, and if necessary, a proposal to adjourn or postpone the meeting to solicit addition proxies in favor of the merger should there not be enough votes present in person or by proxy at the meeting to approve the merger. If other matters are properly presented at the annual meeting, the proxy holders will have authority to vote all properly executed proxies in accordance with their judgment on any matter, including, without limitation, any proposal to adjourn or postpone the annual meeting for any purpose other than to allow time for the solicitation of additional proxies. Proxies that are voted against approval of the Plan of Reorganization and Agreement and Plan of Merger will not be voted in favor of any proposal to adjourn or postpone the meeting for the purpose of soliciting additional proxies to approve the Plan of Reorganization and Agreement and Plan of Merger, unless the shareholder so indicates on the proxy.

                                   THE MERGER

         THE DETAILED TERMS OF THE MERGER ARE CONTAINED IN THE PLAN OF REORGANIZATION AND AGREEMENT AND PLAN OF MERGER ATTACHED AS ANNEX A TO THIS DOCUMENT. THE FOLLOWING DISCUSSION AND THE DISCUSSION UNDER "THE PLAN OF REORGANIZATION AND AGREEMENT AND PLAN OF MERGER" DESCRIBE THE MORE IMPORTANT ASPECTS OF THE MERGER AND ALL OF THE MATERIAL TERMS OF THE PLAN OF REORGANIZATION AND AGREEMENT AND PLAN OF MERGER. THESE DESCRIPTIONS ARE QUALIFIED BY REFERENCE TO THE PLAN OF REORGANIZATION AND AGREEMENT AND PLAN OF MERGER, WHICH IS ATTACHED AS ANNEX A. WE ENCOURAGE YOU TO READ THE PLAN OF REORGANIZATION AND AGREEMENT AND PLAN OF MERGER CAREFULLY.

STRUCTURE OF THE MERGER

         GENERAL. The Plan of Reorganization and Agreement and Plan of Merger provides that, after approval by the Three Rivers shareholders and the Peoples Bancorp shareholders and the satisfaction or waiver of the other conditions to the merger, Three Rivers will merge with and into Peoples Bancorp. Immediately after the merger, First Savings will become a wholly-owned subsidiary of Peoples Bancorp. The Articles of Incorporation and Bylaws of Peoples Bancorp, as in effect immediately prior to the merger, will be the Articles of Incorporation and Bylaws of Peoples Bancorp after the merger. The directors and officers of Peoples Bancorp immediately prior to the merger will be the directors and officers of Peoples Bancorp after the merger until they resign or until their respective successors are duly elected and qualified. In addition, Mr. G. Richard Gatton, President and Chief Executive Officer of Three Rivers and First Savings, and one other representative from Three Rivers will join the Board of Directors of Peoples Bancorp immediately following the merger, subject to approval of the Board of Directors of Peoples Bancorp. The directors and officers of First Savings immediately prior to the merger will be the directors and officers of First Savings after the merger until they resign or until their respective successors are duly elected and qualified. In addition, two representative from Peoples Bancorp will join the Board of Directors of First Savings immediately following the merger, subject to approval of the Board of Directors of First Savings.

         TIMING OF CLOSING. The closing of the merger will occur not later than the first business day of the first full calendar month commencing at least five full trading days after the satisfaction or waiver of all conditions to the Plan of Reorganization and Agreement and Plan of Merger and after all regulatory approvals have been obtained, or such other day mutually agreed to by Peoples Bancorp and Three Rivers after the satisfaction or waiver of all conditions and after all regulatory approvals have been obtained. The parties anticipate that the merger will be completed during the first quarter of 2000.

         CONVERSION OF SHARES. At the completion of the merger, each issued and outstanding share of Three Rivers common stock will convert into the right to receive 1.08 shares of Peoples Bancorp common stock. Peoples Bancorp will pay cash in lieu of issuing fractional shares of Peoples Bancorp common stock in an amount equal to such fraction multiplied by the applicable average closing sale price of Peoples Bancorp common stock. The applicable average closing sale price is the average price of Peoples Bancorp common stock on the Nasdaq National Market System, as reported in THE WALL STREET JOURNAL, for the five consecutive trading days immediately prior to the merger. Assuming that the holders of Three Rivers exercise their vested stock options before the merger, Peoples Bancorp will issue approximately 804,940 shares of Peoples Bancorp common stock in the merger, and the current shareholders of Three Rivers will own approximately 20.33% of Peoples Bancorp after the merger.

         If Peoples Bancorp changes the number of outstanding shares of Peoples Bancorp common stock before the merger through any stock split or other combination, or if Peoples Bancorp declares a stock dividend, then Peoples Bancorp will adjust the conversion ratio appropriately.

         Three Rivers and Peoples Bancorp shareholders may obtain current market quotations for Peoples Bancorp common stock and Three Rivers common stock. We expect that the market price of Peoples Bancorp common stock will fluctuate between the date of this document and the date of the merger and thereafter. Because the number of shares of Peoples Bancorp common stock Three Rivers shareholders will receive in the merger is fixed and the market price of Peoples Bancorp common stock fluctuates, the value of the shares of Peoples Bancorp common stock that Three Rivers shareholders receive in the merger may increase or decrease prior to and after the merger.

BACKGROUND OF AND REASONS FOR THE MERGER

         BACKGROUND OF THE MERGER - PEOPLES BANCORP. Peoples Bancorp's assets have increased from $251.1 million at September 30, 1993 to $327.6 million at September 30, 1999. During this period, Peoples Bancorp has pursued a strategy of internal growth. Peoples Bancorp has a strategic objective of increasing its assets and earnings, and intends to achieve these objectives through internal growth and, where appropriate, acquisitions. Over the past year, Peoples Bancorp analyzed potential candidates for acquisitions and received inquiries on several more.

         In June 1999, Peoples Bancorp was approached by Three Rivers regarding a possible combination. At this time, Peoples Bancorp began to consider the possibility of a business combination with Three Rivers. Peoples Bancorp management made a presentation to the Board of Directors of

Peoples Bancorp on June 22, 1999 at the regularly scheduled Board of Directors meeting, regarding the prospect of acquiring Three Rivers.

         Peoples Bancorp submitted a written nonbinding expression of interest to Three Rivers on August 2, 1999. The letter outlined proposed terms of Peoples Bancorp's offer to acquire Three Rivers. Peoples Bancorp and Three Rivers then began independent due diligence of each other. This on-site process involved analyzing the assets and liabilities of Three Rivers and Peoples Bancorp, respectively.

         Maurice F. Winkler, III, President and Chief Operating Officer of Peoples Bancorp, held a number of discussions with G. Richard Gatton, President and Chief Executive Officer of Three Rivers and First Savings, regarding the merger. They reviewed the benefits of merging both organizations from the perspective of shareholders, employees, and communities.

         On June 14, 1999, Peoples Bancorp engaged its investment banker, JMP Financial, Inc., to begin a preliminary analysis of the proposed merger. JMP Financial delivered a preliminary analysis to Peoples Bancorp on June 22, 1999. This analysis indicated that the transaction would be beneficial to the shareholders of Peoples Bancorp on a going forward basis despite a potential reduction of the earnings per share of Peoples Bancorp in the year of the acquisition as a result of acquisition costs.

         The Board of Directors of Peoples Bancorp met on September 21, 1999 and approved the Plan of Reorganization and Agreement and Plan of Merger between Peoples Bancorp and Three Rivers. JMP Financial presented its preliminary opinion on the fairness of the merger to the shareholders of Peoples Bancorp from a financial point of view. JMP Financial reviewed financial projections, potential costs and savings associated with the merger, and historical and projected methods with the Peoples Bancorp Board of Directors in the context of presenting its oral fairness opinion.

         On September 21, 1999, Peoples Bancorp executed the Plan of Reorganization and Agreement and Plan of Merger.

         BACKGROUND OF THE MERGER - THREE RIVERS. On July 16, 1999, Three Rivers retained Trident Securities, a Division of McDonald Investments Inc. to advise it about ways to enhance shareholder value and improve the performance of Three Rivers. Trident Securities was also involved in discussions which had been initiated by Three Rivers with Peoples Bancorp.

         To enhance Three Rivers' strength in such discussions and to continue to enhance shareholder value, the Three Rivers Board of Directors reviewed potential strategic alternatives for improving the performance of First Savings. Three Rivers reviewed strategies to accomplish the following goals:

         -       strengthen Three Rivers' position in the communities it served;

         -       grow and increase profitability; and

         -       achieve greater operating efficiencies.

         As Three Rivers considered the implementation of programs aimed at growth and increased profitability of First Savings, the Board of Directors of Three Rivers considered possible strategies for enhancing Three Rivers' ability to achieve those strategic objectives. In that connection, Three Rivers considered the possibility of affiliating with a larger, more diversified holding company with a similar strategic focus. The management of Three Rivers determined that it would be in the interest of Three Rivers shareholders to pursue a combination merger or other business.

         In the course of their explorations of various ways to increase shareholder value, the Three Rivers Board of Directors explored a number of alternatives, including a business combination with another institution. The nonbinding letter proposal from a small bank holding company proposed a merger of Three Rivers into the bank holding company and a merger of First Savings into its subsidiary commercial bank. In considering pursuing a transaction with this company, the Three Rivers Board of Directors evaluated the compatibility of management and business plans pursued by the two institutions, the value to Three Rivers' shareholders of the proposal presented by the institution, and the uncertainty as to future performance of the company's stock

         On June 11, 1999, Mr. Gatton met with Mr. Winkler regarding a potential merger of the companies. Mr. Gatton and Mr. Winkler subsequently met to explore the potential transaction structure and value of a merger between Three Rivers and Peoples Bancorp

         After various discussions and negotiations among certain directors, officers, and financial and legal advisors, Three Rivers received a nonbinding expression of interest letter from Peoples Bancorp on August 2, 1999. Each party then conducted due diligence examination of the other. Upon completion of due diligence examinations and after additional discussions and negotiations, the Board of Directors of Three Rivers held a meeting to discuss and evaluate the proposed transaction on September 21, 1999. Representatives of Trident Securities and Manatt, Phelps & Phillips, LLP, Three Rivers' legal counsel, met with the Boards of Directors of Three Rivers on September 21, 1999 to review the draft of the merger document.

         On September 21, 1999, the Three Rivers Board of Directors received an oral opinion from Trident Securities to the effect that the consideration to be received in the merger was fair to its shareholders, from a financial point of view. After further discussion and evaluation, the Three Rivers Board of Directors approved the Plan of Reorganization and Agreement and Plan of Merger. On September 21, 1999, Three Rivers executed the Plan of Reorganization and Agreement and Plan of Merger.

         REASONS FOR THE MERGER - THREE RIVERS. The Three Rivers Board of Directors believes that the Plan of Reorganization and Agreement and Plan of Merger and the merger are in the best interest of Three Rivers and the Three Rivers shareholders. Accordingly, the Three Rivers Board of Directors has unanimously approved and adopted the Plan of Reorganization and Agreement and Plan of Merger and recommends approval of the Plan of Reorganization and Agreement and Plan of Merger by the Three Rivers shareholders. In reaching its decision, the Board of Directors consulted with Three Rivers' management, legal counsel, and Trident Securities, Three Rivers' financial advisor. The Board of Directors considered a number of factors, including the following:

          - the Three Rivers Board of Directors' familiarity with and review of First Savings' business, operations, financial condition, and earnings;

          - the Three Rivers Board of Directors' familiarity with and review of First Savings' prospects, and factors which might affect First Savings' ability to enhance revenues and obtain revenue source diversification on a stand-alone basis, including:

          - the effect on First Savings' operating margins in a higher interest rate environment in light of the highly competitive banking business in southeastern Michigan and northeastern Indiana and the market areas served by First Savings;

          - the dominance in the market by a relatively small number of major financial institutions with many offices operating over a wide geographic area;

          - the competition for loans and deposits products by First Savings with commercial banks, savings associations, finance companies, credit unions, brokerage houses, and other financial institutions, including many which are much larger and have many more resources than First Savings; and

          - the ability of larger financial institutions to offer larger loans based on substantially higher lending limits due to a larger capital base;

          - the current and prospective economic and regulatory environment facing financial institutions, including Three Rivers and First Savings;

          - the review by the Board of Directors of Three Rivers, based in part on the advice of Trident Securities, of the range of possible values to Three Rivers' stockholders that might be obtained in the future if other alternative proposals were chosen and the timing and likelihood of actually receiving such values. This review included consideration of the alternatives of remaining independent or engaging in a merger or a similar transaction with companies other than Peoples Bancorp;

          - the review by the Board of Directors of Three Rivers, based in part on the advice of Trident Securities and reports from management, of (a) the business, operations, earnings, and financial condition of Three Rivers on both an historical and a prospective basis and (b) the historical market price and potential future value of Three Rivers common stock;

          - the anticipated cost savings and operating efficiencies available to the combined institution from the merger;

          - the belief of the Board of Directors of Three Rivers that the terms of the Plan of Reorganization and Agreement and Plan of Merger are attractive in that the agreement allows Three Rivers shareholders to become shareholders in a combined institution with more assets, a larger geographic base, and a more liquid security;

          - the financial presentations of Trident Securities and the September 21, 1999 opinion of Trident Securities as to the fairness of the merger consideration from a financial point of view;

          - the expectation that the merger will generally be a tax-free transaction to Three Rivers and its shareholders;

          - the terms of the Plan of Reorganization and Agreement and Plan of Merger and other information regarding the merger, including the terms and structure of the merger, the proposed arrangements with respect to the Boards of Directors of Peoples Bancorp and First Savings, and the management structure following the merger; and

          - the effect of the merger on Three Rivers' and First Savings' other constituencies, including its management, employees, and the communities it serves.

         The foregoing discussion of the information and factors considered by Board of Directors is not intended to be exhaustive but is believed to include all material factors considered by the Three Rivers Board of Directors. In reaching its determination to approve the merger, the Three Rivers

Board of Directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

         REASONS FOR THE MERGER - PEOPLES BANCORP. The Peoples Bancorp Board of Directors believes that the terms of the Plan of Reorganization and Agreement and Plan of Merger and the merger are fair from a financial point of view to, and are in the best interests of, Peoples Bancorp and the Peoples Bancorp shareholders. Accordingly, the Peoples Bancorp Board of Directors has unanimously approved and adopted the Plan of Reorganization and Agreement and Plan of Merger and recommends approval of the Plan of Reorganization and Agreement and Plan of Merger by the Peoples Bancorp shareholders. In reaching its decision, the Peoples Bancorp Board of Directors consulted with Peoples Bancorp's management, legal counsel and JMP Financial, Peoples Bancorp's financial advisor, and considered a number of factors, to which relative weights were not assigned, including the following:

     -    The Peoples Bancorp Board of Directors' review of:

          - the business, operations, financial condition, and earnings of Peoples Bancorp on an historical and a prospective basis and of the combined company on a pro forma basis;

          - the anticipated cost savings, operating efficiencies, and opportunities for revenue enhancement available to the combined company as a result of the merger;

          - the historical and prospective stock price performance of Peoples Bancorp common stock, including the anticipated impact of the merger on the earnings per share and the price of Peoples Bancorp common stock over the short term and the long term.

     - The compatibility of the respective businesses, operating philosophies and strategic objectives of Peoples Bancorp and Three Rivers, including their respective decentralized management structures, the growth of their respective fee-based businesses and the superior credit quality of their respective loan portfolios.

     - Review of the combined earnings of Peoples Bancorp and Three Rivers, including anticipated cost savings.

     - The current and prospective economic and competitive environment facing the financial services industry generally, and Peoples Bancorp in particular, including the continued pace of consolidation in the industry and the perceived importance of operational scale in enhancing efficiency and profitability and remaining competitive over the long term.

     - The Peoples Bancorp Board of Directors' familiarity with and review of Three Rivers' business, operations, financial condition and earnings on an historical and a prospective basis.

     - JMP Financial delivered to the Peoples Bancorp Board of Directors on September 21, 1999, an analysis of the merger and delivered a written fairness opinion dated October 16, 1999 that, as of such date, the merger was fair from a financial point of view to the holders of Peoples Bancorp common stock.

     - The expectation that the merger will generally be tax-free, for federal income tax purposes to Peoples Bancorp.

     - The generally favorable impact that the merger could be expected to have on the constituencies served by Peoples Bancorp, including its customers, employees, and communities.

         There are numerous factors other than the merger that could cause Peoples Bancorp's results of operations, including, among other things, earnings per share, to increase or decrease after the merger. Therefore, we cannot assure you that the anticipated benefits of the merger discussed in the previous paragraphs will happen. You should read "Risk Factors" on page 15 for a discussion of the factors that could affect Peoples Bancorp's future operations and financial condition.

         The foregoing discussion of the information and factors considered by the Peoples Bancorp Board of Directors is not intended to be exhaustive but is believed to include all material factors considered by the Peoples Bancorp Board of Directors.

EFFECTS OF THE MERGER AND RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

         Among the Three Rivers and Peoples Bancorp's reasons for recommending approval of the merger is their belief that, over the long-term, the merger will be beneficial to Peoples Bancorp shareholders, including Three Rivers shareholders who will become Peoples Bancorp shareholders if the merger is completed. Peoples Bancorp believes that one of the potential benefits of the merger is that the cost savings which may be realized by combining the two companies will enhance Peoples Bancorp's earnings.

         Peoples Bancorp currently expects to reduce expenses by eliminating external data-processing costs of First Savings and by combining accounting, data processing, retail and lending support, and other functions after the merger, which will enable Peoples Bancorp to achieve economies of scale in these areas. Promptly following the completion of the merger, which is expected to occur during the first quarter of 2000, Peoples Bancorp plans to begin the process of eliminating redundant functions, such as external data processing, and identifying and eliminating duplicative expenses.

         Because Peoples Bancorp believes that this process will take the remainder of 2000 to complete, it has not attempted to quantify what cost savings might be achieved during 2000. The amount of any cost savings Peoples Bancorp may realize in 2000 will depend upon how quickly and efficiently Peoples Bancorp is able to implement the processes outlined above during the year.

         Peoples Bancorp believes that it will achieve cost savings based on the assumption that it will be able to:

          -    reduce external data processing costs;

          -    achieve economies of scale in advertising and marketing budgets;

          -    reduce legal and accounting fees; and

          - achieve other savings through reduction or elimination of miscellaneous items such as insurance premiums, travel and automobile expense, and investor relations expenses.

         We have based these assumptions on our present assessment of where savings could be realized based upon the present independent operations of the two companies. Our actual savings in some or all of these areas could be higher or lower than we currently expect.

         The companies have prepared financial statements that show the combined operations and financial condition of the two companies as if the merger had occurred on September 30, 1999. These are known as "pro forma" financial statements. The pro forma financial statements are set forth beginning on page
64. The pro forma financial statements do not reflect the following anticipated effects of the merger:

          - Peoples Bancorp and Three Rivers expect to incur merger-related costs of approximately $435,000. Three Rivers will expense costs as incurred, while Peoples Bancorp will capitalize a portion of the costs. These costs are explained in greater detail in Note 3 to the pro forma financial statements on page 66.

          - Peoples Bancorp also believes the merger will create opportunities for increasing its revenues through mortgage and consumer loan growth. Peoples Bancorp has not quantified the increase in revenues which it hopes to achieve and so we cannot predict what effect it will have on our post-merger results of operations if we achieve the increase.

         The pro forma financial statements show that the merger would have caused a "dilution" (reduction) in Peoples Bancorp's earnings per share. This dilution is reflected in the pro forma financial statements and can be seen in the table under "Comparative Per Share Data" on page 14 by comparing the section labeled "Peoples Bancorp Historical" with the selection labeled "Peoples Bancorp Unaudited Pro Forma."

         Each of the Peoples Bancorp Board of Directors and the Three Rivers Board of Directors believes the merger to be in the best interests of their respective institutions, shareholders, and banking customers. Each Board of Directors believes that the merger will position Peoples Bancorp, on a consolidated basis, to achieve its strategic objective of becoming a preeminent independent financial services provider in northeastern Indiana and Southeastern Michigan and strengthen Peoples Bancorp, on a consolidated basis, in terms of management, growth opportunities, and profitability. Furthermore, each Board of Directors believes that Peoples Bancorp, as a larger independent financial institution, will be better able to compete with major financial institutions in its service communities. The parties also anticipate that the merger will present revenue enhancement opportunities for the combined entity. These opportunities result from, among other factors:

          - an increased ability to offer a wider variety of banking products and services;

          - the ability to generate increased loan and fee income from Peoples Federal and First Savings customers as a result of the higher lending limits available to the combined entity; and

          - the potential to increase overall market share in the communities presently served by Peoples Federal and First Savings as a result of the wider range of products and services to be offered through the combined entity.

         Each Board of Directors recommends a vote FOR the merger and the transactions contemplated thereby.

OPINION OF THREE RIVERS' FINANCIAL ADVISOR

         MERGER - GENERAL. Three Rivers retained Trident Securities, a Division of McDonald Investments Inc., to act as its sole financial advisor in connection with the merger and related matters. As part of its engagement, Trident Securities agreed, if requested by Three Rivers, to render an opinion with respect to the fairness, from a financial point of view, to the holders of Three Rivers common stock, of the exchange ratio. Three Rivers selected Trident Securities because Trident Securities is a nationally recognized investment-banking firm with substantial experience in transactions similar to the merger and is familiar with Three Rivers and its business as the placement agent in First Savings' conversion from the mutual to stock form of organization in 1995. As part of its investment banking business, Trident Securities is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions.

         On September 21, 1999, Trident Securities delivered to the Three Rivers Board of Directors its oral opinion, which Trident Securities subsequently confirmed in writing, that the exchange ratio was fair to Three Rivers shareholders, from a financial point of view, as of the date of such opinion. Trident Securities has also delivered to the Three Rivers Board of Directors a written opinion as of the date of this document, which is substantially similar to the opinion delivered on September 21, 1999. No limitations were imposed by Three Rivers on Trident Securities with respect to the investigations made or the procedures followed in rendering its opinion.

         The full text of the Trident Securities opinion, which sets forth the assumptions made, matters considered and extent of review by Trident Securities, is attached as Annex C to this document and is incorporated herein by reference. It should be read carefully and in its entirety in conjunction with this document. The following summary of the Trident Securities opinion is qualified in its entirety by reference to the full text of the opinion. The Trident Securities opinion is addressed to the Three Rivers Board of Directors and does not constitute a recommendation to any shareholder of Three Rivers as to how such shareholder should vote at the three rivers special meeting described in this document.

         Trident Securities, in connection with rendering its opinion:

          -    Reviewed, among other things,

               - the Plan of Reorganization and Agreement and Plan of Merger, including exhibits;

               - certain publicly available financial statements of Three Rivers and Peoples Bancorp;

               - certain other public and non-public information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of Three Rivers and Peoples Bancorp provided to Trident Securities or publicly available;

          - participated in meetings and telephone conferences with members of senior management of Three Rivers and Peoples Bancorp concerning the financial condition, business, assets, financial forecasts, and prospects of the respective companies, as well as other matters Trident Securities believed relevant to its inquiry;

          - reviewed stock market information for the Three Rivers common stock and Peoples Bancorp common stock and compared it with similar information for companies, the securities of which are publicly traded;

          - compared the results of operations and financial condition of Three Rivers and Peoples Bancorp with that of certain companies which Trident Securities deemed to be relevant for purposes of its opinion;

          - reviewed the financial terms, to the extent publicly available, of certain acquisition transactions which Trident Securities deemed to be relevant for purposes of its opinion;

          - performed such other reviews and analyses as Trident Securities deemed appropriate.

         The oral and written opinions provided by Trident Securities to Three Rivers were necessarily based upon economic, monetary, financial market, and other relevant conditions as of the dates thereof.

         In connection with its review and arriving at its opinion, Trident Securities relied upon the accuracy and completeness of the financial information and other pertinent information provided by Three Rivers to Trident Securities for purposes of rendering its opinion. Trident Securities did not assume any obligation to independently verify any of the provided information as being complete and accurate in all material respects. With regard to the financial forecasts established and developed for Three Rivers and Peoples Bancorp with the input of the respective managements, as well as projections of cost savings, revenue enhancements and operating synergies, Trident Securities assumed that this material had been reasonably prepared on bases reflecting the best available estimates and judgments of Three Rivers and Peoples Bancorp as to the future performance of the separate and combined entities and that the projections provided a reasonable basis upon which Trident Securities could formulate its opinion. Three Rivers does not publicly disclose such internal management projections of the type utilized by Trident Securities in connection with Trident Securities' role as financial advisor to Three Rivers with respect to review of the merger. Therefore, such projections cannot be assumed to have been prepared with a view toward public disclosure. The projections were based upon numerous variables and assumptions that are inherently uncertain, including, among others, factors relative to the general economic and competitive conditions facing Three Rivers and Peoples Bancorp. Accordingly, actual results could vary significantly from those set forth in the respective projections.

         Trident Securities does not claim to be an expert in the evaluation of loan portfolios or the allowance for loan losses with respect thereto and therefore assumes that such allowances for Three Rivers and Peoples Bancorp are adequate to cover such losses. In addition, Trident Securities does not assume responsibility for the review of individual credit files, did not make an independent evaluation, appraisal or physical inspection of the assets or individual properties of Three Rivers or Peoples Bancorp, nor was Trident Securities provided with such appraisals. Furthermore, Trident Securities assumed that the merger will be consummated in accordance with the terms set forth in the Plan of Reorganization and Agreement and Plan of Merger, without any waiver of any material terms or conditions by Three Rivers, and that obtaining the necessary regulatory approvals for the merger will not have an adverse effect on either separate institution or the combined entity. Moreover, in each analysis that involves per share data for Three Rivers, Trident Securities adjusted the data to reflect full dilution (I.E., the effect of the exercise of outstanding options and/or warrants utilizing the treasury stock method).

         In connection with rendering its opinion to the Three Rivers Board of Directors, Trident Securities performed a variety of financial and comparative analyses, which are briefly summarized below. This summary of analyses does not purport to be a complete description of the analyses performed by Trident Securities. Moreover, Trident Securities believes that these analyses must be considered as a whole and that selecting portions of these analyses and the factors considered by it, without considering all of the analyses and factors, could create an incomplete understanding of the scope of the process underlying the analyses and, more importantly, the opinion derived from them. The preparation of a financial advisor's opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or a summary description of the analyses. In its full analysis, Trident Securities also included assumptions with respect to general economic, financial market, and other financial conditions. Furthermore, Trident Securities drew from its past experience in similar transactions, as well as its experience in the valuation of securities and its general knowledge of the banking industry as a whole. Any estimates in Trident Securities' analyses were not necessarily indicative of future results or values, which may significantly diverge favorably or adversely from the estimates. Estimates of company valuations do not purport to be appraisals nor do they necessarily reflect the prices at which companies or their respective securities actually may be sold. None of the analyses performed by Trident Securities were assigned a greater significance by Trident Securities than any other in deriving its opinion.

         TRANSACTION SUMMARY. Trident Securities calculated the merger consideration to be paid pursuant to the exchange ratio as a multiple of Three Rivers' book value and 1999 estimated earnings. This computation was based on the Three Rivers' estimated earnings per share of $0.84 in 1999. Based on those assumptions and the closing Peoples Bancorp stock price of $17.00, this analysis indicated that Three Rivers shareholders would receive shares of Peoples Bancorp common stock worth $18.36 for each share of Three Rivers Common Stock held, and that this amount would represent a ratio of price to book value of 125%, and
21.8 times estimated 1999 earnings per share.

         CONTRIBUTION ANALYSIS. Trident Securities analyzed the contribution of each company to the pro forma company relative to their approximate ownership of the pro forma company. The analysis indicated that Three Rivers' shareholders would hold approximately 20.6% of the pro forma diluted shares. Three Rivers' approximate contributions are listed below by category:

Three Rivers Contribution To:

     Assets..................................................           23.2%
     Loans...................................................           18.6%
     Deposits................................................           19.5%
     Stockholders' equity....................................           20.1%
     Tangible stockholders' equity...........................           20.0%
     Last twelve months net income...........................           13.7%
     1999 estimated net income...............................           12.6%
     2000 estimated net income...............................           15.3%

         ACCRETION/DILUTION ANALYSIS. On the basis of financial projections and estimates of on-going cost savings accruing to the pro forma company over the period 1999 through 2001 provided to Trident Securities by Three Rivers and Peoples Bancorp, Trident Securities compared pro forma equivalent per share calculations with respect to net income, cash dividends, book value, and tangible book value to the stand-alone per share projections for Three Rivers.

         The accretion/dilution analysis implied that the merger would result in:

          - accretion to earnings per share for Three Rivers' shareholders over the period of the analysis;

          - higher cash dividends per share for Three Rivers' shareholders, assuming Peoples maintained its dividend policy;

          - accretion to book value per share over the period of the analysis; and

          - initial dilution to tangible book value per share for Three Rivers' shareholders becoming accretive.

         DISCOUNTED CASH FLOW ANALYSIS. Trident Securities performed a discounted cash flow analysis with regard to Three Rivers on a stand-alone basis. This analysis utilized of earnings growth assumptions ranging from 6% to 12%, a range of discount rates of 14% to 18% and a range of earnings terminal multiples of 12.0x to 21.0x. The analysis resulted in a range of present values of $6.73 to $16.77 for

Three Rivers on a stand-alone basis. This analysis is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. Trident Securities noted that the discounted cash flow analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend pay-out rates, terminal values and discount rates.

         COMPARABLE TRANSACTION ANALYSIS. Trident Securities reviewed and compared actual information for comparable pending and completed transactions for thrifts with assets less than $200 million. The multiples for Three Rivers were based on Peoples Bancorp's closing share price of $17.00, using an exchange ratio of 1.08, which equates to a Three Rivers share price of $18.36.

The following table represents a summary analysis based on the announced transaction values.

                                                                            Peoples Bancorp/
                                                    Mean        Median      Three Rivers
                                                    -----       ------      ----------------
Tangible equity to assets...................        13.1%        10.7%         11.5%
Year to date return on average assets.......        0.56%        0.80%         0.61%
Price to book value.........................         162%         162%          125%
Price to tangible book value................         164%         164%          125%
Price to trailing 4 quarter earnings........        22.6x        20.8x         20.6x
Price to assets.............................        21.0%        19.3%         14.4%
Premium to market price.....................        39.4%        29.8%         54.0%
Premium to deposits.........................        11.9%         9.5%          4.3%

         COMPARABLE COMPANY ANALYSIS. Trident Securities reviewed and compared actual stock market data and actual and estimated selected financial information for Peoples Bancorp with corresponding peer group information for 23 publicly traded thrifts with assets between $200 million and $400 million.

         The table below represents a summary analysis of the Peoples Bancorp peer group based on market prices as of September 20, 1999, and the latest publicly available financial data as of or for the twelve months ended June 30, 1999:

                                                          Mean        Median      Peoples Bancorp
                                                          ----        ------      ---------------
Price to last twelve months earnings per share....        17.2x        15.3x            12.6x
Price to 1999 estimated earnings per share........        16.5x        15.6x            12.1x
Price to 2000 estimated earnings per share........        12.6x        11.9x            12.7x
Price to book value per share.....................         103%         104%             121%
Price to tangible book value per share............          99%          99%             121%
Dividend yield....................................        2.87%        2.95%            2.82%
Return on core average assets.....................        0.78%        0.73%            1.40%
Return on core average equity.....................        5.89%        5.59%            9.77%
Leverage ratio....................................        13.3%        11.1%            13.9%
Efficiency ratio..................................          64%          65%              41%

         OTHER ANALYSES. Trident Securities also reviewed other information including pro forma estimated balance sheet composition and pro forma financial performance.

         No other company used as a comparison in the above analyses is identical to Three Rivers, Peoples Bancorp or the combined entity and no other transaction is identical to the merger. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, such analyses involves complex considerations and judgements concerning differences in financial market and operating characteristics of the companies and other factors that could affect the public trading volume of the companies to which Three Rivers, Peoples Bancorp and the combined entity are being compared.

         In connection with its opinion dated as of the date of this joint proxy statement/prospectus, Trident Securities performed procedures to update, as necessary, certain of the analyses described above. Trident Securities reviewed the assumptions on which the analyses described above were based and the factors considered in connection therewith.

         TRIDENT SECURITIES. The Three Rivers Board of Directors has retained Trident Securities as an independent contractor to act as financial adviser to Three Rivers regarding the merger. As part of its investment banking business, Trident is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate, and other purposes. Trident Securities has experience in, and knowledge of, the valuation of financial institutions enterprises. In the ordinary course of its business, Trident Securities may actively trade securities of Peoples Bancorp and Three Rivers for its own account and for the accounts of customers and accordingly, may at any time have a long or short position in the equity securities of Three Rivers and Peoples Bancorp.

         Three Rivers and Trident Securities have entered into an agreement relating to the services to be provided by Trident Securities in connection with the merger. Three Rivers has agreed to pay Trident Securities, at the time of closing, a cash fee equal to 1.15% of the market value of the aggregate consideration offered in exchange for the outstanding shares of common stock of Three Rivers in the merger less a fee of $50,000 previously paid. Pursuant to the Trident Securities engagement agreement, Three Rivers also agreed to reimburse Trident Securities for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify Trident Securities against certain liabilities, including liabilities under the federal securities laws.


OPINION OF PEOPLES BANCORP FINANCIAL ADVISOR

         The Peoples Bancorp Board of Directors has retained JMP Financial to act as financial adviser to Peoples Bancorp regarding the merger. As part of its investment banking business, JMP Financial is customarily engaged in the valuation of businesses and their securities, and of financial institutions in particular, in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate, and other purposes. JMP Financial has experience in, and knowledge of, the valuation of financial institution enterprises.

         Peoples Bancorp and JMP Financial have entered into an agreement relating to the services to be provided by JMP Financial in connection with the merger. Peoples Bancorp has agreed to pay JMP Financial, at the time of closing, a cash fee equal to $25,000. Pursuant to the JMP Financial engagement agreement, Peoples Bancorp also agreed to reimburse JMP Financial for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify JMP Financial against certain liabilities, including liabilities under the federal securities laws.

         JMP Financial rendered a written opinion that dated October 16, 1999, that as of that date, the exchange of 1.08 shares of Peoples Bancorp common stock for each share of Peoples Bancorp common stock was fair to Peoples Bancorp and its shareholders from a financial point of view.

         The full text of JMP Financial's written opinion dated the date of this joint proxy statement/prospectus is attached as Annex B hereto and is incorporated herein by reference. Peoples

Bancorp shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by JMP Financial.

         JMP Financial's opinion is directed to the Peoples Bancorp Board of Directors and addresses only the merger consideration. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any shareholder as to how the shareholder should vote at the special meeting with respect to the merger or any related matter.

         In rendering its opinion, JMP Financial reviewed material it deemed necessary and appropriate under the circumstances, including;

         - Audited consolidated financial statements of Three Rivers and Peoples Bancorp for the three years ended June 30, 1999 and September 30, 1998, respectively;

         - Unaudited financial statements of Peoples Bancorp for the nine months ended June 30, 1999 and internal financial reports of Peoples Bancorp and Three Rivers as of August 31, 1999;

         - Other publicly available information concerning Three Rivers and Peoples Bancorp;

         - Publicly available information with respect to other bank holding companies, which JMP Financial deemed, appropriate, including competitors of Three Rivers and Peoples Bancorp;

         - Publicly available information with respect to the nature and terms of other thrift merger and acquisition transactions which JMP Financial considered relevant;

         -    The Plan of Reorganization and Agreement and Plan of Merger;

         - Reviewed and discussed with representatives of management of Three Rivers its large or over 60 day delinquent loans;

         - Reviewed and discussed with representatives of management of Three Rivers and Peoples Bancorp, information of a business and financial nature regarding Three Rivers and Peoples Bancorp, including financial forecast and related assumptions, provided by Three Rivers or Peoples Bancorp or otherwise publicly available;

         - Reviewed the Plan of Reorganization and Agreement and Plan of Merger, including Exhibits, and

         - Reviewed historical market prices and trading volumes of Three Rivers and Peoples Bancorp common stock.

         In conducting its review and arriving at its opinion, JMP Financial assumed and relied upon the accuracy and completeness of all of the financial and other information reviewed by it and have relied upon the accuracy and completeness of the representations, warranties, and covenants of Peoples Bancorp and Three Rivers contained in the Plan of Reorganization and Agreement and Plan of Merger. JMP Financial did not undertake, and did not assume any responsibility for, nor have they conducted, an independent investigation or verification of any matters. JMP Financial was not engaged to and did not conduct a physical inspection of any of the assets, properties, or facilities of either Peoples Bancorp or Three Rivers, nor did they make or obtain, or were they furnished with an independent valuation or appraisal of any of the assets, properties, or facilities or any of the liabilities of Peoples Bancorp or Three

Rivers. With respect to financial forecasts used in JMP Financial analysis, JMP Financial assumed that the forecasts had been reasonably prepared or reviewed by management of Peoples Bancorp and Three Rivers, as the case may be, on a basis reflecting the best currently available estimates and judgments of management of Peoples Bancorp and Three Rivers, as to the future performance of Peoples Bancorp, Three Rivers, and Peoples Bancorp and Three Rivers combined. JMP Financial expressed no view as to the financial forecasts used by it or the assumptions on which the forecasts were based. JMP Financial assumed that all the conditions to the consummation of the merger, as set forth in the Plan of Reorganization and Agreement and Plan of Merger, including the tax-free treatment of the merger to the holders of Three Rivers common stock, would be satisfied and that the merger would be consummated in a timely basis in the manner contemplated by the Plan of Reorganization and Agreement and Plan of Merger. This opinion is necessarily based on economic, market and other conditions in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the opinion and that JMP does not have any obligation to update, revise or reaffirm it.

         The following is a summary of the material analyses performed by JMP Financial related to its written opinion rendered to Peoples Bancorp on October 16, 1999

         TRANSACTION SUMMARY. JMP Financial calculated the merger consideration to be paid pursuant to the exchange ratio as a multiple of Peoples Bancorp's book value, and 1999 estimated earnings. This computation was based on Three Rivers' estimated earnings per share $0.84 in 1999, a book value per share of $15.35, and an exchange ratio of 1.08 Peoples Bancorp shares for each Three Rivers share. Based on those assumptions and the closing Peoples Bancorp stock price of $17 as of the date of this analysis Three Rivers' shareholders would receive shares of Peoples Bancorp common stock worth $18.36 for each share of Three Rivers Common Stock held, and that this amount would represent a ratio of price to book value of 125%, and 21.8 times estimated 1999 earnings per share.

         JMP Financial reviewed financial data related to thrift mergers and acquisitions over the past 12 months.

         JMP Financial compared multiples of price to various factors for the Peoples Bancorp-Three Rivers merger to the same multiples for the comparable group's mergers at the time those mergers were completed. The results were as follows:


                                                                     Multiple of Price to Factor
                                                            ----------------------------------------------
                                                                                        Three Rivers -
                      Comparable                                                       Peoples Bancorp
                  Factor Considered                            Group Average                Merger
-------------------------------------------------------     ---------------------    ---------------------

Tangible equity to assets, target...................                10.6%                    11.5%
Return on average equity, target....................                8.28%                    5.48%
Year to date return on average assets, target.......                0.87%                    0.67%
Price to book value, paid...........................                 177%                     111%
Price to fourth quarter earnings per share, paid....                23.1X                    20.3X
Price to assets, paid...............................                23.8%                    13.3%


         JMP also consider subset groups which focused on transactions with aggregate values less than $50 million and transactions in which the relative size of the acquirer to the target was similar to that of Peoples Bancorp and Three Rivers. It did not find a material difference in the ratios paid existed.

         Based on the data provided herein, JMP Financial determined that the pricing ratios paid by Peoples Bancorp to Three Rivers were considerably less then the median ratios paid in other related transactions.

         No company or transaction used as a comparison in the above analysis is identical to Peoples Bancorp, Three Rivers, or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared.

         CONTRIBUTION ANALYSIS. JMP Financial analyzed the relative contribution of each of Peoples Bancorp and Three Rivers to pro forma balance sheet and income statement items of the combined entity. The contribution analysis showed:


Three Rivers Contribution To:
    Combined Deposits..................................................   20%
    Combined Common Equity.............................................   20%
    Combined 1999 Estimated Net Income without Cost Savings............   13%
    Combined Total Assets..............................................   23%
Three Rivers Estimated Pro Forma Ownership.............................   21%


         JMP Financial compared the relative contribution of the balance sheet and income statement items with the estimated pro forma ownership for Peoples Bancorp shareholders based on a conversion ratio of 1.08.

         Based on the above analysis, Three Rivers shareholders would acquire approximately 21 percent of the pro forma shares outstanding of the combined entity. This represented essentially no change of control premium based on deposits, equity, or assets, but represents a premium based on income. This premium is prior to consideration for prospective economies of scale and costs savings that may be expected to materialize from the combination.

         DILUTION ANALYSIS. JMP Financial analyzed the relative dilution of Peoples Bancorp per share book value, both in relation to book value under generally accepted accounting principles (commonly referred to as GAAP) and on a tangible basis, and earnings per share, on both a GAAP and cash basis. The dilution analysis showed:


                                                 As of                      As of
                                            September 21, 1999          October 6, 1999
                                         ----------------------  ----------------------
GAAP book value......................            (4.4)%                     (2.5)%
Tangible book value..................             0.2%                       0.2%
GAAP earnings per share..............             7.5%                       9.7%
Cash earnings per share..............             6.5%                       6.5%


         It is noted that on a GAAP basis, the transaction is anti-dilutive to shareholders of Peoples Bancorp. On a tangible book value basis the transaction is essentially non-dilutive. The transaction is dilutive to earnings of Peoples on both a GAAP and cash basis. However, the dilution is fair and reasonable after consideration for change of control and prospective economies of scale and cost savings that could prospectively eliminate the dilution.

DIRECTORS AND EXECUTIVE OFFICERS OF PEOPLES BANCORP AND FIRST SAVINGS FOLLOWING THE MERGER; PRINCIPAL SHAREHOLDERS OF PEOPLES BANCORP

         Upon completion of the merger, the current directors and executive officers of Peoples Bancorp will remain directors and executive officers of Peoples Bancorp and the current directors and executive officers of First Savings will remain directors and executive officers of First Savings. In addition, and subject to the approval of the Peoples Bancorp Board of Directors, Mr. G. Richard Gatton, President and Chief Executive Officer of Three Rivers and First Savings, and one other representative of Three Rivers will be added to the Board of Directors of Peoples Bancorp. Furthermore, subject to the approval of the First Savings Board of Directors, two representatives of Peoples Bancorp will be added to the Board of Directors of First Savings.

         You should read the Form 10-KSB of Three Rivers for more information concerning the directors and executive officers of Three Rivers, which information is incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information" on page 67.

INTERESTS OF CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF THREE RIVERS IN THE MERGER

         When considering the recommendations of the Three Rivers Board of Directors, you should be aware that some of the employees of Three Rivers and First Savings and members of the Three Rivers Board of Directors and management have interests that are different from, or in conflict with, your interests. The Board of Directors was aware of these interests when they approved the merger and the Plan of Reorganization and Agreement and Plan of Merger. Except as described below, to the knowledge of Three Rivers, the executive officers and directors of Three Rivers do not have any material interest in the merger apart from their interests as shareholders.

         CHANGE IN CONTROL SEVERANCE AGREEMENTS. Three Rivers and First Savings have entered into severance agreements with Martha Romig, Senior Vice President, Secretary, Treasurer, and Chief Financial Officer of Three Rivers and First Savings, and R. Orville Poling, Vice President of First Savings. The severance agreements contain provisions that provide severance benefits under certain circumstances following a change in control. The aggregate payments that would be made pursuant to the severance agreements, assuming termination of employment under the foregoing circumstances at September 30, 1999, would have been approximately $280,000. Mr. Poling's agreement terminates by its terms on January 5, 2000.

         SPECIAL ARRANGEMENT FOR THREE RIVERS' PRESIDENT AND CHIEF EXECUTIVE OFFICER. Mr. G. Richard Gatton, a current director and President and Chief Executive Officer of Three Rivers and First Savings, will enter into an employment agreement with People Bancorp in connection with the merger. The employment agreement provides for full-time employment for at least three years and a part-time employment for three years at a reduced salary. Each of these periods may be extended upon agreement of the parties. Mr. Gatton will receive a base salary of $104,000 under the employment agreement, which will be reduced to $75,000 upon entering the part time phase of the agreement if Mr. Gatton works full time for three years following the merger and $60,000 if he does not. If Mr. Gatton works for the term provided in the employment agreement, he will receive additional retirement benefits equal to the lost retirement benefits he would have received under the First Savings retirement plan had he remained employed with First Savings until age 65. Moreover, under the employment agreement, Mr. Gatton's unvested stock options will vest upon his termination of employment for any reason. Mr. Gatton will remain President and Chief Executive Officer of First Savings and immediately following the merger will be appointed to the Board of Directors of Peoples Bancorp, subject to the approval of Peoples Bancorp's Board of Directors. Mr. Gatton will receive no cash compensation for his service on the Board of Directors of Peoples Bancorp, however, he will be eligible to receive awards under the Peoples Bancorp 1998 Stock Option and Incentive Plan.

         APPOINTMENT OF ONE ADDITIONAL REPRESENTATIVE OF THREE RIVERS TO PEOPLES BANCORP BOARD OF DIRECTORS. Subject to approval of the Peoples Bancorp Board of Directors, one additional representative of Three Rivers will become a member of the Board of Directors of Peoples Bancorp immediately following completion of the merger. It is expected that the representative will be chosen from the members of the existing Board of Directors of Three Rivers or First Savings. As a director of Peoples Bancorp, this representative will receive no cash compensation for his or her service on the Board of Directors of Peoples Bancorp, however, he or she will be eligible to receive awards under the Peoples Bancorp 1998 Stock Option and Incentive Plan.

NASDAQ NATIONAL MARKET LISTING

         Peoples Bancorp will file a notification with the Nasdaq National Market System regarding the issuance of Peoples Bancorp common stock in the merger. This notification must be made to the Nasdaq National Market System for the merger to proceed.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

         Peoples Bancorp and Three Rivers have obtained the opinion of Manatt, Phelps & Phillips LLP that, for federal income tax purposes, the merger is a tax-deferred reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code and will not result in gain or loss for federal income tax purposes to Peoples Bancorp or Three Rivers. In addition, the opinion states that the issuance of Peoples Bancorp's common stock in the merger will not result in the recognition of gain or loss by the holders of Three Rivers common stock who receive Peoples Bancorp common stock in the merger.

         Based upon this opinion, the additional federal income tax consequences to the merger include the following:

         - Three Rivers will not recognize any gain or loss on the transfer of its assets to Peoples Bancorp solely in exchange for Peoples Bancorp common stock and the assumption of Three Rivers' liabilities;

         - Peoples Bancorp will not recognize any gain or loss on receiving the assets of Three Rivers in exchange for Peoples Bancorp common stock;

         - the shareholders of Three Rivers will not recognize any gain or loss on the transfer of their Three Rivers common stock solely in exchange for Peoples Bancorp common stock;

         - Three Rivers shareholders who receive cash in lieu of fractional shares of Peoples Bancorp will recognize gain or loss as a result of receipt of such cash;

         - the basis of Peoples Bancorp common stock received by the Three Rivers shareholders in the merger will be the same as the basis of their Three Rivers common stock surrendered in the merger;

         - the holding period of the Peoples Bancorp common stock the Three Rivers shareholders receive in the merger will include the holding period of the Three Rivers common stock surrendered in the merger so long as their Three Rivers common stock is held as a capital asset;

         - the holding period of the assets of Three Rivers in the hands of Peoples Bancorp will include the period during which such assets were held by Three Rivers;

         - the basis of Three Rivers assets in the hands of Peoples Bancorp will be the same as the basis of such assets in the hands of Three Rivers immediately prior to the merger;

         - because stock options to purchase Three Rivers common stock and options to purchase Peoples Bancorp common stock into which they will convert do not have a readily ascertainable fair market value because they are not publicly traded, and therefore conversion of the Three Rivers options into Peoples Bancorp options will not result in income, gain or loss to the holders of such stock options; and

         - Three Rivers and Peoples Bancorp will not recognize gain or loss on the issuance of Peoples Bancorp common stock to an optionee pursuant to the optionee's exercise of a stock option issued by Three Rivers and converted into an option to acquire Peoples Bancorp common stock.

         This discussion is for general information only. The opinion of Manatt, Phelps & Phillips, LLP is based on current law and assumes that the merger is consummated as described herein. Neither this discussion nor the opinion of Manatt, Phelps & Phillips is binding on the IRS and no ruling from the IRS has been sought or will be sought with respect to the tax consequences of the merger.

         The foregoing discussion is limited to the material federal income tax consequences of the proposed merger and does not discuss state, local, or foreign tax consequences or all of the tax consequences that might be relevant to an individual shareholders of Three Rivers or Peoples Bancorp. Each shareholder is urged to consult with his or her own tax advisor concerning the specific tax consequences of the merger to the shareholder, including the applicability and effect of foreign, state, local, or other tax laws and of any future changes in the Internal Revenue Code, the Treasury Regulations, tax rulings or court decisions or other laws concerning taxes.

ACCOUNTING TREATMENT OF THE MERGER

         The merger is expected to be treated as a purchase of assets for accounting and financial reporting purposes. Accordingly, in connection with the merger, the assets and liabilities of Three Rivers will be marked to their fair market value prior to being added to the corresponding balance sheet categories of Peoples Bancorp, subject to any adjustments required to conform the accounting policies and financial statement classifications of the two companies. Any amount remaining after allocating the purchase price to the Three Rivers' assets and liabilities will be classified as goodwill and will be amortized over future periods. In future financial statements, the results of operations of Peoples Bancorp will include the results of both Three Rivers and Peoples Bancorp only for the periods beginning after the effective date of the merger. Peoples Bancorp must treat certain expenses incurred to effect the merger as current charges against income rather than as adjustments to its balance sheet.

         The unaudited pro forma condensed combined financial information contained in this document has been prepared using the purchase method of accounting to account for the merger. See "Summary -- Selected Unaudited Pro Forma Combined Financial Data" beginning on page 9 and "Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page 61.

EXCHANGE OF THREE RIVERS COMMON STOCK FOR PEOPLES BANCORP COMMON STOCK

         Promptly after the completion of the merger, Peoples Bancorp will instruct The Fifth Third Bank to send to each holder of Three Rivers common stock transmittal material for use in exchanging all of their certificates representing shares of Three Rivers common stock for a certificate or certificates representing shares of Peoples Bancorp common stock and a check for any fractional share interest. The transmittal material will contain information and instructions with respect to the surrender of certificates of shares of Three Rivers common stock in exchange for certificates representing shares of Peoples Bancorp common stock.

         THREE RIVERS SHAREHOLDERS SHOULD NOT SEND IN THEIR SHARE CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FORM AND INSTRUCTIONS.

         Following the completion of the merger and upon surrender of all of the certificates representing shares of Three Rivers common stock registered in the name of Three Rivers common stock shareholders, or a satisfactory indemnity if any of the certificates are lost, stolen, or destroyed, together with a properly completed letter of transmittal, The Fifth Third Bank will mail to each holder a certificate or certificates for the number of shares of Peoples Bancorp common stock they are entitled, together with all undelivered dividends or distributions, less the amount of any withholding taxes that may be required for the shares and, where applicable, a check in the amount of any cash to be paid in lieu of fractional shares. We will pay no interest on any cash.

         Declaration of dividends by Peoples Bancorp after the completion of the merger will include dividends on all Peoples Bancorp common stock issued in the merger, but no dividend or other distribution payable to the holders of record of Peoples Bancorp common stock at or as of any time after the completion of the merger will be paid to holders of Three Rivers common stock until they physically surrender all certificates as described above. After the completion of the merger, the stock transfer books of Three Rivers will close and there will be no transfers on the transfer books of Three Rivers.

           THE PLAN OF REORGANIZATION AND AGREEMENT AND PLAN OF MERGER

CONDITIONS TO THE MERGER

         The obligation of Peoples Bancorp and Three Rivers to consummate the merger is subject to the satisfaction or waiver on or before the completion of the merger of many conditions, including the following:

         - no judgment, decree, injunction, order or proceeding will be outstanding or threatened by any governmental authority which prohibits or restricts or threatens to invalidate or set aside the merger;

         - the Plan of Reorganization and Agreement and Plan of Merger must receive all required approvals of governmental authorities, and the shareholders of Three Rivers and Peoples Bancorp. The Boards of Directors of Peoples Bancorp and Three Rivers have already unanimously approved the Plan of Reorganization and Agreement and Plan of Merger;

         - no stop order suspending the effectiveness of the registration statement, of which this joint proxy statement/prospectus is a part, has been issued and no proceedings for that purpose has been initiated or then threatened by the Securities and Exchange Company;

         - the Nasdaq National Market System shall have been notified of the shares of Peoples Bancorp common stock issuable to Three Rivers shareholders in connection with the merger; and

         - Peoples Bancorp and Three Rivers have received an opinion from Manatt, Phelps & Phillips, LLP, that as of the closing date of the merger, the merger will not result in the recognition of gain or loss for federal income tax purposes, and that the issuance of Peoples Bancorp common stock will not result in the recognition of gain or loss to Three Rivers shareholders who receive Peoples Bancorp common stock in the merger.

         The obligation of Peoples Bancorp to consummate the merger is also subject to fulfillment of other conditions, including the following:

         - The representations and warranties of Three Rivers set forth in the Plan of Reorganization and Agreement and Plan of Merger are true and correct in all material respects as of the effective time of the merger;

         - Three Rivers and First Savings performed and complied in all material respects with each agreement, covenant, obligation, and condition required by the Plan of Reorganization and Agreement and Plan of Merger to be performed or complied with by them at or prior to the effective time of the merger;

         - Peoples Bancorp, at its expense, received letters from Crowe, Chizek and Company LLP, independent public accountants to Three Rivers, regarding the financial statements and other matters related to the business of Three Rivers; and

         - Each Person who may be at the effective time of the merger or was on the date of the Plan of Reorganization and Agreement and Plan of Merger an "affiliate" of Three Rivers for purposes of Rule 145 under the Securities Act executed and delivered to Three Rivers written undertakings.

         The obligations of Three Rivers to consummate the merger are also subject to the fulfillment of other conditions, including the following:

         - The representations and warranties of Peoples Bancorp set forth in the Plan of Reorganization and Agreement and Plan of Merger are true and correct in all material respects as of the effective time of the merger; and

         - Peoples Bancorp and Peoples Federal performed and complied in all material respects with each agreement, covenant, obligation, and condition required by the Plan of Reorganization and Agreement and Plan of Merger to be performed or complied with by them at or prior to the effective time of the merger.

         Additionally, the completion of the merger is subject to the delivery of documents and the receipt of third-party consents, officers' certificates, and other documents.

         If these and other conditions are not satisfied or waived, Peoples Bancorp or Three Rivers may terminate the Plan of Reorganization and Agreement and Plan of Merger.

NONSOLICITATION

         Under the terms of the Plan of Reorganization and Agreement and Plan of Merger, Three Rivers has agreed not to solicit, encourage, or facilitate inquiries or proposals for any acquisition proposal. In addition, Three Rivers has agreed not to enter into any definitive agreement, with respect to, or initiate or participate in any negotiations or discussions with any person concerning, any acquisition or purchase of all or any material portion of the assets of, or of any material equity interest in, Three Rivers or any of its direct or indirect subsidiaries or any merger or business combination with or involving Three Rivers or any of its direct or indirect subsidiaries, unless Three Rivers receives a bona fide offer from a person other than Peoples Bancorp and the Three Rivers Board of Directors determines, based on written advice of its counsel, that it has a fiduciary duty to examine the offer. Three Rivers has agreed to promptly notify Peoples Bancorp of the terms of any competing transaction.

EXPENSES

         Each party has agreed to pay its own expenses. The parties will share the expense of printing and mailing this joint proxy statement/prospectus. If, prior to the effective time of the merger, the Plan of Reorganization and Agreement and Plan of Merger is terminated by Three Rivers and within 12 months of the date of termination, Three Rivers agrees to be acquired by, merged, or otherwise combined with any third party, in consideration for Peoples Bancorp's expenditure of time and money in connection with the merger and the actions of Peoples Bancorp connected thereto, Three Rivers will pay Peoples Bancorp the amount of $250,000.

TREATMENT OF OPTIONS

         Each option to purchase Three Rivers common stock issued and outstanding immediately prior to the completion of the merger and all obligations of Three Rivers under the Three Rivers Stock Option and Incentive Plan will, on and after the completion of the merger, be assumed by and be deemed to be options granted by Peoples Bancorp to purchase that number of shares of Peoples Bancorp common stock equal to 1.08 times the number of shares of Three Rivers common stock subject to the option rounded down to the nearest whole number of Peoples Bancorp common stock. The per share exercise price for the shares of Peoples Bancorp common stock issuable upon exercise of such Three Rivers option will be determined by dividing the exercise price immediately prior to the completion of the merger by 1.08. Peoples Bancorp intends to assume the Three Rivers Stock Option and Incentive Plan for this purpose.

TERMINATION

         The Plan of Reorganization and Agreement and Plan of Merger may be terminated at any time prior to the completion of the merger:

         - by mutual consent of Peoples Bancorp and Three Rivers in writing;

         - by Peoples Bancorp or Three Rivers if a condition to the terminating party's obligation to close cannot be satisfied prior March 31, 2000, unless caused by the breach of any covenant or agreement (x) by Peoples Bancorp or Peoples Federal, in the case of a termination by Three Rivers, or (y) by Three Rivers or First Savings, in the case of termination by Peoples Bancorp;

         - by Peoples Bancorp or Three Rivers (provided that none of the terminating party or any of its affiliates is then in material breach of any representation, warranty, covenant, or other agreement contained in the Plan of Reorganization and Agreement and Plan of Merger) if there has been a material breach of any of the covenants or agreements or any of the representations or warranties set forth in the Plan of Reorganization and Agreement and Plan of Merger on the part of Peoples Bancorp or Peoples Federal, in the case of a termination by Three Rivers, or on the part of Three Rivers or First Savings, in the case of a termination by Peoples Bancorp, which breach is not cured within thirty (30) days following written notice given by the terminating party to the party committing the breach, or, by its nature, cannot be cured prior March 31, 2000, and which breach would entitle the terminating party to not consummate the merger;

         - by Peoples Bancorp or Three Rivers, if the completion of the merger has not occurred on or before March 31, 2000 (provided that the right to terminate the Plan of Reorganization and Agreement and Plan of Merger is not available to any party whose failure or whose affiliate's failure to perform any covenant of obligation under the Plan of Reorganization and Agreement and Plan of Merger has been the cause of or resulted in the failure of the merger to occur on or before such date);

         - by Peoples Bancorp if the Three Rivers Board of Directors withdraws, modifies or changes in a manner adverse to Peoples Bancorp its recommendation with respect to the merger, the Plan of Reorganization and Agreement and Plan of Merger, or the transactions contemplated thereby, or by Three Rivers if the Peoples Bancorp Board of Directors withdraws, modifies or changes in a manner adverse to Three Rivers its recommendation with respect to the merger, the Plan of Reorganization and Agreement and Plan of Merger, or the transactions contemplated thereby.

COVENANTS; CONDUCT OF BUSINESS PRIOR TO COMPLETION OF THE MERGER

         The Plan of Reorganization and Agreement and Plan of Merger provides that, during the period from the date of the Plan of Reorganization and Agreement and Plan of Merger to the completion of the merger, Three Rivers will conduct its business only in the normal and customary manner and in accordance with sound banking practices. The Plan of Reorganization and Agreement and Plan of Merger also provides that Three Rivers will not, without the prior written consent of Peoples Bancorp, which consent may not be unreasonably withheld, take any of the following actions, or cause First Savings to take any of the following actions:

         - amend its certificate of incorporation, charter, or bylaws (or comparable governing instruments) or merge with or into or consolidate with any other person, subdivide, combine or in any way reclassify any shares of its capital stock, or change in any manner the rights of its outstanding capital stock;

         - issue or sell or purchase any of its securities or rights to purchase any of its securities except pursuant to the exercise of outstanding options or as otherwise contemplated in the Plan of Reorganization and Agreement and Plan of Merger;

         - waive any right of value to its business other than a waiver, together with all other such waivers, that would not have a material adverse effect on Three Rivers;

         - make any change in its accounting methods or practices for tax or accounting purposes or make any change in depreciation or amortization policies or rates adopted by it for tax or accounting purposes, except in each case as required by Generally Accepted Accounting Principles or applicable law;

         - materially change, or agree to change, any of its lending activities, policies or practices, except as required by applicable law or by any governmental authority;

         - make any loan or advance to any of its affiliates, officers, directors, employees, consultants, agents, or other representatives (other than travel advances made in the ordinary course of business consistent with past practice), or make any other loan or advance otherwise than in the ordinary course of business consistent with past practice;

         - sell, offer to sell, abandon or make any other disposition of any of its material assets, including selling or closing any branches; or grant or suffer any encumbrance on any of its material assets;

         - except in the ordinary course of business consistent with past practice, incur or assume, or agree to incur or assume, any liability or obligation (whether or not currently due and payable) relating to its business or any of its assets;

         - create, renew, amend, terminate or cancel, or take any other action that may result in the creation, renewal, amendment, termination, or cancellation of, any contract with any of its affiliates;

         - declare, set aside or pay any dividends or declare or make any other distributions of any kind on or in respect of its capital stock (other than dividends from First Savings to Three Rivers or from First Savings' subsidiary to First Savings), provided that Three Rivers may declare and pay its regular quarterly cash dividends on Three Rivers common stock of not more than $0.115 per share per quarterly period, provided further that the parties agree that after the date of the Plan of Reorganization and Agreement and Plan of Merger, each of Peoples Bancorp and Three Rivers will coordinate with the other the declaration of any dividends in respects of Peoples Bancorp common stock and Three Rivers common stock and the record dates and payment dates relating thereto, so that shareholders of Three Rivers do not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares;

         - create, renew, amend, terminate or cancel, or take any other action that may result in the creation, renewal, amendment, termination, or cancellation of, any contract, except in the ordinary course of business consistent with past practice and as would not, in the aggregate, have a material adverse effect on Three Rivers or First Savings; enter into or amend any contract pursuant to which it agrees to indemnify any party on behalf of its business or pursuant to which it agrees to refrain from competing with any party with respect to its business;

         - adopt, amend, renew, terminate or accelerate or vest benefits under any employee benefit plan or benefit arrangement with any employees or directors of Three Rivers or First Savings, except as required by applicable law;

         - commit any act or omission which constitutes a breach or default under any contract or license to which Three Rivers or First Savings is a party or by which it or any of its properties or assets is bound except as would not have, in the aggregate, a material adverse effect on Three Rivers or First Savings;

         - acquire in any manner, including by way of merger, consolidation, or purchase of an equity interest or assets, any business or any corporation, partnership, association, or other business organization or division thereof (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice);

         - increase the salary or wages of any employees of Three Rivers or First Savings; or pay any incentive, bonus, or similar payments to employees or directors other than as required by the terms of any Three Rivers employee benefit plan or benefit arrangement in effect as of the date hereof and as contemplated by the Plan of Reorganization and Agreement and Plan of Merger;

         - purchase any debt securities or derivative securities that are considered complex securities or purchase any derivatives contracts;

         - make any investment which would cause First Savings to not be a qualified thrift lender, or not to be a "domestic building and loan association" under the Internal Revenue Code;

         - change its existing investment guidelines, except as required by applicable law or any governmental authority, or the manner in which its investment securities portfolio is classified or reported;

         - authorize or make capital expenditures in excess of $100,000, individually, or $500,000, in the aggregate;

         - take any action that or fail to take any action the result of which would prevent the merger from qualifying as a "reorganization" under Section 368(a) of the Internal Revenue Code; or

         -        agree (by contract or otherwise) to do any of the foregoing.

AMENDMENT AND WAIVER OF THE PLAN OF REORGANIZATION AND AGREEMENT AND PLAN OF MERGER

         Subject to applicable law, any provision of the Plan of Reorganization and Agreement and Plan of Merger may be amended or waived by Peoples Bancorp or Three Rivers prior to closing if the parties mutually agree to the amendment. In addition, either Peoples Bancorp or Three Rivers may waive the other party's performance of covenants or conditions to the Plan of Reorganization and Agreement and Plan of Merger.

RESALES OF PEOPLES BANCORP COMMON STOCK BY THREE RIVERS SHAREHOLDERS

         The shares of Peoples Bancorp common stock to be issued to Three Rivers shareholders in the merger will be registered under the Securities Act. These shares may be traded freely and without restriction by those shareholders not deemed to be "affiliates" of Three Rivers as of the date of the Three Rivers special meeting. For one year after the special meeting of shareholders of Three Rivers, if Peoples Bancorp remains current in its reporting obligations under the Securities Exchange Act of 1934 (or two years if Peoples Bancorp is not current), affiliates of Three Rivers may only sell their shares of Peoples Bancorp

         - in accordance with the provisions of Rule 145(d) under the Securities Act of 1933;

         - pursuant to an effective registration statement under the Securities Act; or

         - in transactions otherwise exempt from the registration requirements of the Securities Act.

         In addition, Three Rivers shareholders who become "affiliates" of Peoples Bancorp following the merger will be subject to same resale restrictions as affiliates of Peoples Bancorp. Generally, persons who are not executive officers, directors, or greater than ten percent shareholders of Three Rivers at the time of the special meeting or Peoples Bancorp following the merger will not be considered affiliates in the absence of other factors indicating a control relationship. Three Rivers has delivered to Peoples Bancorp an agreement by each affiliate of Three Rivers that such person will not dispose of any Peoples Bancorp common stock in violation of the Securities Act.

REGULATORY APPROVALS FOR THE MERGER

         Under the Plan of Reorganization and Agreement and Plan of Merger, Peoples Bancorp and Three Rivers that each party shall take such actions as may be reasonably required to carry out the provisions of the Plan of Reorganization and Agreement and Plan of Merger and the transactions contemplated thereby. In addition, each party will use its reasonable best efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the merger, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of the merger. During the period from the date of the Plan of Reorganization and Agreement and Plan of Merger and continuing through the effective time of the merger, except as required by applicable law or with the prior written consent of the other party, no party will take any action which, or fail to take any action the failure of which to be taken, would, or could reasonably be expected to:

         - result in any of the representations and warranties set forth in the Plan of Reorganization and Agreement and Plan of Merger on the part of the party taking or failing to take the action being or becoming untrue in any material respect;

         -    result in any conditions to the merger not being satisfied; or

         - adversely affect or materially delay the receipt of any of the requisite regulatory approvals or the consummation of the merger.

         OFFICE OF THRIFT SUPERVISION. The merger of Three Rivers with and into Peoples Bancorp is subject to prior approval by the Office of Thrift Supervision under Section 10(e) of the Home Owners' Loan Act. Section 10 requires the Office of Thrift Supervision, when considering a transaction such as the merger, to take into consideration the financial and managerial resources and the future prospects of the companies and associations involved, the insurance risk to the Savings Association Insurance Fund or the Bank Insurance Fund, as applicable, and the effect of the transaction on the convenience and needs of the communities to be served. In considering financial resources and future prospects, the Office of Thrift Supervision will, among other things, evaluate the adequacy of the capital levels of the parties to a proposed transaction and of the resulting institutions. In considering the managerial resources, the Office of Thrift Supervision will consider the competence, experience, and integrity of the officers, directors, and principal shareholders of the companies and associations. In considering financial and managerial factors, the Office of Thrift Supervision will also assess the degree to which Peoples Federal and First Savings are taking appropriate steps to ensure that electronic data processing systems and those of their vendors can safely accommodate the upcoming change to the new millennium and plans for ensuring Year 2000 readiness of the resulting organization.

         The Home Owners' Loan Act prohibits the Office of Thrift Supervision from approving a merger if the merger

         - would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the savings and loan business in any part of the United States; or

         - the effect in any section of the country would be substantially to lessen competition or to tend to create a monopoly, or which in any other manner would be in restraint of trade, unless the Office of Thrift Supervision finds that the anti-competitive effects of the merger are clearly outweighed by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

         In addition, under the Community Reinvestment Act of 1977, the Office of Thrift Supervision must take into account the record of performance of Peoples Federal and First Savings in meeting the credit needs of the communities served by such associations, including low- and moderate-income neighborhoods.

         The application filed with the Office of Thrift Supervision pursuant to the Home Owners' Loan Act was filed on December 10, 1999. The merger may not be completed until the 30th day, or, with the consent of the relevant agencies, the 15th day, following the date of the Office of Thrift Supervision approval, during which period the United States Department of Justice may comment adversely on the merger or challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of any approval unless a court specifically orders otherwise.

                   DESCRIPTION OF PEOPLES BANCORP COMMON STOCK
                          AND THREE RIVERS COMMON STOCK

         In the merger, Three Rivers shareholders will exchange their shares of Three Rivers common stock for shares of Peoples Bancorp common stock. Peoples Bancorp is organized under the laws of the State of Indiana. Three Rivers is organized under the laws of the State of Delaware. On consummation of the merger, Three Rivers shareholders will become Peoples Bancorp shareholders. The articles of incorporation and bylaws of Peoples Bancorp, in addition to The Indiana General Corporation Law, will govern their rights as Peoples Bancorp shareholders.

         Set forth below is a summary of the material features of the Peoples Bancorp common stock and the Three Rivers common stock. Also set forth below is a summary of the material differences between the rights of a holder of Peoples Bancorp common stock and a holder of Three Rivers common stock. This summary is not a complete discussion of the charter documents and other instruments of Peoples Bancorp and Three Rivers that create the rights of the security holders.

STOCK DESCRIPTION

         PEOPLES BANCORP. Peoples Bancorp has authority to issue 7,000,000 shares of Peoples Bancorp common stock, par value $1.00 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. On the Peoples Bancorp record date, there were 3,164,706 shares of Peoples Bancorp common stock outstanding and no shares of preferred stock outstanding. On any matter submitted to a vote of the shareholders, holders of Peoples Bancorp common stock are entitled to one vote, in person or by proxy, for each share of Peoples Bancorp common stock held of record in the shareholder's name on the Peoples Bancorp books as of the record date. In connection with the election of directors, the shares may not be voted cumulatively. Each share of Peoples Bancorp common stock has the same rights, privileges, and preferences as every other share and will share equally in Peoples Bancorp's net assets upon liquidation or dissolution. Peoples Bancorp common stock has no preemptive, conversion or redemption rights, or sinking fund provisions.

         The Peoples Bancorp Board of Directors, without shareholder approval, may authorize one or more classes of serial preferred stock with preferences or voting rights that may adversely affect the rights of holders of Peoples Bancorp common stock. Although it is not possible to state the actual effect any issuance of preferred stock might have upon the rights of holders of the Peoples Bancorp common stock, the issuance of preferred stock might:

         - restrict dividends on Peoples Bancorp common stock if preferred stock dividends have not been paid;

         - dilute the voting power and equity interest of holders of Peoples Bancorp common stock to the extent that any preferred stock series has voting rights or is convertible into Peoples Bancorp common stock; or

         - prevent current holders of Peoples Bancorp common stock from participating in Peoples Bancorp's assets upon liquidation until any liquidation preferences granted to the holders of the preferred stock are satisfied.

         In addition, Peoples Bancorp's issuance of preferred stock, may, under certain circumstances, have the effect of discouraging an attempt to change control of Peoples Bancorp.

         Peoples Bancorp's bylaws provide that Peoples Bancorp shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action suit, or proceeding, whether civil, criminal, administrative, or investigative because such person is or was a director, officer, or employee or agent of Peoples Bancorp or any predecessor. Under the terms of Peoples Bancorp's Bylaws, this indemnification also will be provided to any person who is or was serving at the request of Peoples Bancorp or any predecessor as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise. Peoples Bancorp's Bylaws provide for indemnification to the fullest extent permitted by law. The rights of indemnification provided in Peoples Bancorp's Bylaws are not exclusive of any other rights which may be available under Indiana law, any insurance or other agreement, by vote of stockholders or disinterested directors, or otherwise.

         Shareholders are entitled to dividends when declared by the Peoples Bancorp Board of Directors, after satisfaction of the prior rights of holders of outstanding preferred stock, if any, subject to certain restrictions on payment of dividends imposed by Indiana law and the Office of Thrift Supervision.

         The transfer agent and registrar for Peoples Bancorp common stock is The Fifth Third Bank.

         THREE RIVERS. Three Rivers has authority to issue 2,000,000 shares of common stock, par value $0.01 per share, and 500,000 shares of preferred stock, par value $0.01 per share. On the Three Rivers record date, there were 702,734 shares of Three Rivers common stock issued and outstanding and no shares of Three Rivers preferred stock issued and outstanding. On any matter submitted to a vote of the shareholders, holders of Three Rivers common stock are entitled to one vote in person or by proxy, for each share of Three Rivers common stock held of record in the shareholder's name on the Three Rivers books as of the record date. In connection with the election of directors, the shares may not be voted cumulatively. Each share of Three Rivers common stock has the same rights, privileges, and preferences as every other share and will share equally in Three Rivers net assets upon liquidation or dissolution. The stock has no preemptive, conversion or redemption rights, or sinking fund provisions.

         The Three Rivers Board of Directors, without shareholder approval, may authorize one or more classes of serial preferred stock with preferences or voting rights that may adversely affect the rights of holders of Three Rivers common stock. Although it is not possible to state the actual effect any issuance of preferred stock might have upon the rights of holders of the Three Rivers common stock, the issuance of preferred stock might:

         - restrict dividends on Three Rivers common stock if preferred stock dividends have not been paid;

         - dilute the voting power and equity interest of holders of Three Rivers common stock to the extent that any preferred stock series has voting rights or is convertible into Three Rivers common stock; or

         - prevent current holders of Three Rivers common stock from participating in Three Rivers' assets upon liquidation until any liquidation preferences granted to the holders of the preferred stock are satisfied.

         In addition, Three Rivers' issuance of preferred stock, may, under certain circumstances, have the effect of discouraging an attempt to change control of Three Rivers.

         Shareholders are entitled to dividends when declared by the Three Rivers Board of Directors after satisfaction of the prior rights of holders of outstanding preferred stock, if any, subject to certain restrictions on payment of dividends imposed by Delaware law and the Office of Thrift Supervision.

         The transfer agent and registrar for Three Rivers common stock is U.S. Stock Transfer Corporation.

LIMITATIONS ON LIABILITY

         PEOPLES BANCORP. The Articles of Incorporation and Bylaws of Peoples Bancorp do not contain any provisions limiting the liability of directors for actions taken in the name of Peoples Bancorp. However, Indiana law provides the standards that directors of Peoples Bancorp should follow in order to fulfill their duties as directors. Generally, a director is required to discharge the duties of director in good faith, with the care an ordinarily prudent person in a like position would exercise under the circumstances, and in a manner the director reasonably believes to be in the best interests of Peoples Bancorp. A director will ordinarily not be liable for any action taken as a director, or any failure to take any action unless the director has breached or failed to perform the duties of the director's office as provided under The Indiana Corporation Law and the breach or failure was the result of willful misconduct or recklessness on the part of the director.

          THREE RIVERS. In addition, the Certificate of Incorporation also provides that a director shall not be personally liable to Three Rivers or its shareholders for monetary damages for breach of fiduciary duty as a director. The foregoing limitation of liability is not available in the case of any breach of a director's duty of loyalty to Three Rivers or its stockholders; acts or omission that are not in good faith or that involve intentional misconduct or a knowing violation of the law; any unlawful payment of dividend or unlawful stock purchase or redemption by Three Rivers; and any transaction from which the director derived an improper personal benefit.

MATERIAL DIFFERENCES BETWEEN HOLDERS OF PEOPLES BANCORP STOCK AND THREE RIVERS STOCK

         RESTRICTIONS ON OWNERSHIP OF VOTING STOCK.

                  PEOPLES BANCORP. Other than the limitations governing acquisitions of control of domestic corporation under the laws of the State of Indiana or placed on the acquisition of stock of a savings and loan holding by the Home Owners' Loan Act, the Peoples Bancorp Articles of Incorporation contain no limitations on the beneficial ownership of Peoples Bancorp common stock.

                  THREE RIVERS. Three Rivers Certificate of Incorporation provides that for a period of five years from the effective date of the conversion of First Savings from the mutual to stock form of organization (I.E., August 1995), no person may acquire, directly or indirectly, the beneficial ownership of more than 10% of any class of equity security of Three Rivers, unless the offer or acquisition is approved in advance by two-thirds of Three Rivers' continuing directors. During this five-year period, no shares beneficially owned in violation of the percentage limit are entitled to vote in connection with any matter submitted to the stockholders for a vote. The Certificate of Incorporation provides further restrictions on voting rights of shares owned in excess of the 10% limit beyond the five-year period. The limitations on voting rights for shares owned in excess of the limit are imposed automatically. In order to prevent the imposition of these restrictions, the Board of Directors is required to take affirmative action approving in advance the particular offer or acquisition resulting in ownership in excess of the limit. Unless the Board of Directors takes affirmative action, the provision would limit the voting by beneficial owners of more than 10% of Three Rivers' common stock for all purposes.

         CALL OF SPECIAL MEETINGS; ACTION OF STOCKHOLDERS WITHOUT A MEETING.

                  PEOPLES BANCORP. Pursuant to Peoples Bancorp's Articles of Incorporation and Bylaws, special meetings of shareholders may be called at any time by the Chairman of the Board or the President, and are required to be to be called by the Chairman or the President at the request in writing of 80% of the members of the Board of Directors, or the holders of 20% or more of the voting shares. The Peoples Bancorp Bylaws provide that any action to be taken or which may be taken at any annual or special meeting may be taken without a meeting if a consent in writing, setting forth the actions so taken, is given by the holders of all outstanding shares entitled to vote.

                  THREE RIVERS. Three Rivers' Certificate of Incorporation provides that special meetings of stockholders may only be called by the Board of Directors or an appropriate committee appointed by the Board of Directors. Shareholders are not authorized to call a special meeting. Stockholder action may be taken only at a special or annual meeting of the stockholders and not by written consent.

         BOARD OF DIRECTORS.

                  PEOPLES BANCORP. The Articles of Incorporation of Peoples Bancorp provide that the Board of Directors is to be divided into three classes as nearly equal in number as possible and that the members of each class are elected for a term of three years, with one class being elected annually. Under the Bylaws of Peoples Bancorp, vacancies occurring on the Board of Directors for any reason, including vacancies resulting from an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors, although less than a quorum, and any director so chosen shall hold office for the remainder of the term to which the director has been selected. Any director may be removed from office with cause by an affirmative vote of a majority of the outstanding shares entitled to vote in the election of directors. Any director may be removed without cause but only by the affirmative vote of the holders of 80% of the outstanding shares entitled to vote in the election of directors. At least 30 days prior written notice must be sent to the director whose removal will be considered at the meeting.

                  THREE RIVERS. The Certificate of Incorporation of Three Rivers provides that the Board of Directors is to be divided into three classes as nearly equal in number as possible and that the members of each class are elected for a term of three years, with one class being elected annually. The Certificate of Incorporation also provides that directors may be removed only for cause by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote and that the size of the Board of Directors may only be changed by a two-thirds vote of the Board of Directors. Any vacancy occurring on the Three Rivers Board of Directors, including a vacancy created by an increase in the number of directors, must be filled by a two-thirds vote of the directors then in office, and any directors so chosen will serve on the Board of Directors for the remainder of the unexpired term.

         BUSINESS COMBINATIONS AND CONTROL SHARE ACQUISITIONS.

                  PEOPLES BANCORP. The Articles of Incorporation of Peoples Bancorp provide that any proposed "business combination" or acquisition of "control shares" is governed by the provisions of the Indiana Business Corporation Law. Indiana law generally prohibits for a period of five years after an interested shareholder's share acquisition date, business combinations (defined generally to include certain sales, purchases, exchanges, leases, transfers, dispositions or acquisitions of assets, mergers, or consolidations) between Peoples Bancorp and the interested shareholders unless either the proposed business combination or acquisition of voting power was approved in advance by Peoples Bancorp's Board of Directors. This five year prohibition applies even if the parties subsequently decide that they wish to engage in the business combination. As defined in the Indiana Business Corporation Law, an "interested shareholder" means any person that is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of a corporation or is an affiliate of a person that within the last five years was an interested shareholder.

         Indiana law also contains a "control share acquisition" provision which effectively denies voting rights to shares of Peoples Bancorp acquired in a control share acquisition unless the grant of the voting rights is approved by a majority vote of disinterested directors. A "control share acquisition" is one by which a purchasing shareholder acquires more that one-fifth, one-third, or one-half of the voting power of the stock of Peoples Bancorp. If a control share acquisition is made of a majority or more of a corporation's voting stock, and those shares are granted full voting rights, shareholders are granted dissenters' rights.

                  THREE RIVERS. The Certificate of Incorporation of Three Rivers provides that at least 80% of the outstanding shares of voting stock of Three Rivers and at least a majority of the outstanding shares of voting stock, not including shares held by a related person, is required to approve certain business combinations (defined generally to include certain mergers, consolidations, sales of substantially all assets of a corporation, leases, issuances of securities, exchanges, mortgages, and transfers of assets) with a related person, unless the proposed transaction has been approved in advance by two-thirds of the "continuing directors" (defined generally as those members of the Three Rivers Board of Directors who are unaffiliated with the related person and who were directors prior to the time when the related person became a related persons). The term "related persons" is defined to include any person which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of voting stock of Three Rivers.

                                     EXPERTS

         The audited consolidated financial statements of Peoples Bancorp contained in Peoples Bancorp's Annual Report to Shareholders for the fiscal year ended September 30, 1999 are incorporated by reference into and attached to this joint proxy statement/prospectus and have been audited by Olive LLP, independent certified public accountants, as indicated in their report contained in Peoples Bancorp's Annual Report to Shareholders for the fiscal year ended September 30, 1999, which is also incorporated by reference into and attached to this joint proxy statement/prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

         The audited consolidated financial statements of Three Rivers contained in Three Rivers' Annual Report to Shareholders for the fiscal year ended June 30, 1999 are incorporated by reference into and attached to this joint proxy statement/prospectus and have been audited by Crowe Chizek and Company LLP, independent certified public accountants, as indicated in their report contained in Three Rivers' Annual Report to Shareholders for the fiscal year ended June 30, 1999, which is also incorporated by reference into and attached to this joint proxy statement/prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

         A representative of Olive LLP is expected to be present at the Peoples Bancorp annual meeting. The representative will have the opportunity to make a statement if the representative desires to do so and is expected to be available to respond to appropriate questions.

         A representative of Crowe, Chizek and Company LLP is expected to be present at the Three Rivers special meeting. The representative will have the opportunity to make a statement if the representative desires to do so and is expected to be available to respond to appropriate questions.

                                  LEGAL MATTERS

         The validity of the shares of Peoples Bancorp common stock to be issued pursuant to the terms of the Plan of Reorganization and Agreement and Plan of Merger will be passed upon for Peoples Bancorp by Barnes & Thornburg, Indianapolis, Indiana. The material federal income tax consequences of the merger will be passed upon for Peoples Bancorp and Three Rivers by Manatt, Phelps & Phillips, LLP, Washington, D.C.

                     PEOPLES BANCORP STOCKHOLDERS' PROPOSALS

         All proposals of stockholders of Peoples Bancorp to be presented for consideration at the next annual meeting and included in the proxy statement must be received by the Company no later than October 18, 2000.

                          UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL INFORMATION

         The following Unaudited Pro Forma Combined Condensed Balance Sheet as of September 30, 1999 combines the historical consolidated balance sheets of Peoples Bancorp and Three Rivers as if the merger had been effective on September 30, 1999. The Unaudited Pro Forma Combined Condensed Statements of Income for the year ended September 30, 1999 presents the combined results of operations of Peoples Bancorp and Three Rivers as if the merger had been effective at the beginning of the period. Dollars are in thousands except for per share data.

         The Unaudited Pro Forma Combined Condensed Financial Information and accompanying notes reflect the application of the purchase method of accounting for the merger. Under this method of accounting, the recorded assets and liabilities of Three Rivers are marked to their fair market values through an allocation of the purchase price. Any excess of purchase price remaining after the allocation of the purchase price to assets and liabilities is recorded as goodwill and amortized over a period of time. The Pro forma combined figures are simply arithmetical combinations of Peoples Bancorp's and Three Rivers' separate financial results in order to assist you in analyzing the future prospects of Peoples Bancorp. The pro forma combined figures illustrate the possible scope of the change in Peoples Bancorp's historical figures caused by the merger. You should not assume that Peoples Bancorp and Three Rivers would have achieved the pro forma combined results if the merger had actually occurred during the periods presented.

         The combined company expects to achieve merger benefits in the form of operating cost savings. The pro forma earnings, which do not reflect any merger costs or potential savings that are expected to result from the consolidation of the operations of Peoples Bancorp and Three Rivers, are not indicative of the results of future operations. No assurances can be given with respect to the ultimate level of expense savings. See "A Warning About Forward-Looking Information" and "Risk Factors - Uncertainties in Integrating Business Operations and Realizing Enhanced Earnings."

         For purposes of preparing these financial statements, we used the audited consolidated financial statements contained in the Peoples Bancorp Annual Report to Shareholders for the year ended September 30, 1999 which will be filed with the Securities and Exchange Commission for the year ended September 30, 1999 on Form 10-K. In addition, we used the audited consolidated financial statements which Three

Rivers previously filed with the Securities and Exchange Commission for the years ended June 30, 1999 on Form 10-KSB. In addition, we used the unaudited consolidated financial statements of Three Rivers previously filed with the Securities and Exchange Commission for the quarter ended September 30, 1999 on Form 10-QSB to prepare the financial statements as of and for the year ended September 30, 1999.

         Peoples Bancorp's and Three Rivers' consolidated financial statements are prepared in conformity with generally accepted accounting principles. In the opinion of Peoples Bancorp and Three Rivers, the unaudited pro forma condensed combined financial statements include all adjustments necessary to present fairly the results of the periods presented.

                               UNAUDITED PRO FORMA
                             COMBINED BALANCE SHEET
                               September 30, 1999

                                                                                                        Peoples Bancorp
                                                     Peoples           Three          Pro Forma        and Three Rivers
                                                     Bancorp          Rivers       Adjustments (a)         Combined
                                                  ---------------  --------------  ----------------   --------------------
ASSETS:

Cash.............................................  $ 4,838,115      $3,386,049          $    --          $ 8,224,164
Short-term interest-bearing deposits.............      834,134       2,168,679               --            3,002,813
                                                   -----------      ----------          -------          -----------
    Total cash and cash equivalents..............    5,672,249       5,554,728               --           11,226,977
Interest-bearing deposits........................           --       4,254,960               --            4,254,960
Securities available for sale....................   16,932,913       2,005,943               --           18,938,856
Securities held to maturity......................      867,559      12,757,389           18,123    (f)    13,643,071
Loans:

     Loans.......................................  297,875,039      70,025,310        (450,000)    (f)   367,450,349
     Less: Allowance for loan losses.............    1,005,119         535,090               --            1,540,209
                                                   -----------      ----------          -------          -----------
     Net loans...................................  296,869,920      69,490,220        (450,000)          365,910,140
Premises and equipment...........................    2,285,889       2,663,275          725,000    (d)     5,674,164
Federal Home Loan Bank of Indianapolis stock, at
  cost...........................................    2,473,500       1,162,200               --            3,635,700
Intangible assets................................           --              --        2,310,310    (c)     2,310,310
Other assets.....................................    2,460,521       1,610,699               --            4,071,220
                                                   -----------      ----------          -------          -----------
    Total assets................................. $327,562,551     $99,499,414       $2,603,433         $429,665,398
                                                   ===========      ==========        =========          ===========

LIABILITIES:

NOW and savings deposits.........................  $94,238,078     $26,756,270          $    --         $120,994,348
Certificates of deposit..........................  176,756,016      37,920,661        (319,000)    (f)   214,357,677
Short-term borrowings............................    5,239,739              --               --            5,239,739
Federal Home Loan Bank advances..................    5,000,000      22,582,205        (140,000)    (f)    27,442,205
Advances by borrowers for taxes and insurance....           --         396,200               --              396,200
Other liabilities................................      872,499         946,393          297,916    (e)     2,116,808
                                                   -----------      ----------          -------          -----------
    Total liabilities............................  282,106,332      88,601,729        (161,084)          370,546,977
                                                   -----------      ----------        ---------          -----------

STOCKHOLDERS' EQUITY:

Preferred stock, par value $1....................           --              --
Common stock, par value $1.......................    3,183,717           7,027          751,924    (b)     3,942,668
Additional paid-in capital.......................    1,203,696       5,569,461        7,944,681    (b)    14,717,838
Unearned ESOP shares.............................           --       (421,538)               --            (421,538)
Unearned recognition and retention plan shares...           --       (189,353)               --            (189,353)
Retained earnings--substantially restricted......   41,282,725       5,930,002      (5,930,002)    (b)    41,282,725
Accumulated other comprehensive income...........    (213,919)           2,086          (2,086)    (b)     (213,919)
                                                     --------        ---------         --------           ----------
    Total stockholders' equity...................   45,456,219      10,897,685        2,764,517           59,118,421
                                                  ------------       ---------         --------           ----------
    Total liabilities and stockholders' equity... $327,562,551     $99,499,414       $2,603,433         $429,665,398
                                                   ===========      ==========        =========          ===========

------------------
Footnotes on page 65.

                               UNAUDITED PRO FORMA
                          COMBINED STATEMENTS OF INCOME

                                            For the Twelve Months Ended
                                          -------------------------------
                                          September 30,       June 30,
                                               1999             1999           Pro Forma            Peoples Bancorp
                                             Peoples           Three      Purchase Accounting      and Three Rivers
                                             Bancorp           Rivers       Adjustments (a)            Combined
                                          ---------------   -------------  -------------------   ---------------------
Interest Income:

    Loans ..................................   $22,028,006   $ 5,577,294     $    64,286  (i)    $27,669,586
    Securities .............................       843,675       896,437          (2,589) (i)      1,737,523

    Other interest and dividend income .....       955,702       740,511              --           1,696,213
                                                   -------   -----------     -----------         -----------
        Total interest income ..............    23,827,383     7,214,242          61,697          31,103,322
                                                ----------   -----------     -----------         -----------
Interest Expense:

     Deposits ..............................    11,644,831     2,772,871          45,571  (i)     14,463,273
     Borrowed Funds ........................       416,367     1,152,633          20,000  (i)      1,589,000
                                               -----------     ---------      ----------          ----------
        Total interest expense .............    12,061,198     3,925,504          65,571          16,052,273
                                               -----------     ---------      ----------          ----------
Net Interest Income ........................    11,766,185     3,288,738          (3,875)         15,051,048

     Provision for losses on loans .........        88,969        60,000              --             148,969
                                               -----------     ---------      ----------          ----------
Net Interest Income After Provision
      for Losses on Loans ..................    11,677,216     3,228,738          (3,875)         14,902,079
                                               -----------     ---------      ----------          ----------
Other Income:

    Trust income ...........................       125,255            --              --             125,255
    Loan servicing .........................            --       118,721              --             118,721
    Net gains on sale of loans .............            --       227,794              --             227,794
    Fees and service charges ...............       547,455       266,736              --             814,191

    Other income ...........................       181,009       138,305              --             319,314
                                               -----------     ---------      ----------          ----------

        Total other income .................       853,719       751,556              --           1,605,275
                                               -----------     ---------      ----------          ----------
Other Expense:

    Salaries and employee benefits .........     2,771,597     1,530,171              --           4,301,768
    Net occupancy and equipment expenses ...       850,372       574,355          24,167  (h)      1,448,894
    Data processing expense ................       461,310       263,611              --             724,921
    Deposit insurance expense ..............       149,564        37,811              --             187,375
    Amortization of intangibles ............            --            --         154,021  (g)        154,021

    Other expenses .........................     1,226,450       778,726              --           2,005,176
                                               -----------     ---------      ----------          ----------
        Total other expenses ...............     5,459,293     3,184,674         178,187           8,822,154
                                               -----------     ---------      ----------          ----------
Income before income tax ...................     7,071,642       795,620        (182,062)          7,685,200
     Income tax expense ....................     2,484,876       197,812         (11,107) (j)      2,671,581
                                               -----------     ---------      ----------          ----------

Net Income .................................   $ 4,586,766   $   597,808     $  (170,955)        $ 5,013,619
                                               ===========    ==========      ==========          ==========

Basic income per common share ..............         $1.42         $0.84                               $1.26
Diluted income per common share ............         $1.42         $0.83                               $1.25

Weighted Average Shares Outstanding:

     Basic .................................     3,226,894       712,469                           3,974,306
     Diluted ...............................     3,226,894       721,180                           4,001,391

---------------
Footnotes on next page.

Footnotes from prior two pages.

(a)  The merger with Three Rivers will be accounted for as a purchase.

(b) To reflect the issuance of 758,953 shares of Peoples Bancorp common stock to holders of Three Rivers common stock.

(c) To record the excess cost of acquisition over the estimated market value of the net assets acquired (goodwill). The purchase price and purchase price allocation are summarized as follows:

Purchase price paid as:
  Common stock...................................................................                          $ 758,953
  Paid-in capital................................................................                         12,143,248
  Fair value of Three Rivers options acquired....................................                            760,002
                                                                                                        ------------
     Total purchase price paid...................................................                         13,662,203

Allocated to:
  Historical book value of Three Rivers assets and liabilities...................
                                                                                         $10,897,685
Adjustments to step-up assets and liabilities to fair value:
  Securities.....................................................................             18,123
  Loans..........................................................................          (450,000)
  Premises and equipment.........................................................            725,000
  Deposits.......................................................................            319,000
  Federal Home Loan Bank advances................................................            140,000
  Deferred taxes.................................................................          (297,915)
                                                                                         -----------
     Total allocation............................................................                         11,351,893
                                                                                                          ----------
Excess of purchase price over allocation to identifiable assets and liabilities
(goodwill).......................................................................                       $  2,310,310
                                                                                                         ===========

(d) To adjust premises and equipment of Three Rivers to the estimated market value.

(e) To record the deferred tax liabilities as a result of the purchase accounting adjustments using Peoples Bancorp's statutory rate of 39.61%.

(f) To adjust interest-earning assets and interest-bearing liabilities of Three Rivers to approximate market value.

(g) To record amortization of intangible assets using the straight-line method over 15 years.

(h) To increase depreciation expense from mark up of Three Rivers premises and equipment to estimated market value.

(i) Record amortization of mark to market of interest-earning assets and interest-bearing liabilities using the straight line method over seven years.

(j)  To show the impact of taxes at 39.61% rate.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                          COMBINED FINANCIAL STATEMENTS

1.       Basis of Presentation

         Peoples Bancorp has agreed to acquire Three Rivers for a fixed exchange ratio of 1.08 Peoples Bancorp shares of common stock for each Three Rivers share of common stock. Since these are pro forma statements, we cannot assure that the amounts reflected in these financial statements would have been representative of the actual amounts earned had the companies been combined at that time.

         Some of the information presented in the historical information on Three Rivers may have been reclassified to aid in the proper presentation of these pro forma condensed combined financial statements.

2.       Pro Forma Adjustments

         Shareholders' equity - We have adjusted the number of shares outstanding for the issuance of 1.08 shares of Peoples Bancorp common stock for each 1 share of Three Rivers common stock. In addition, the merger calls for the stock options of Three Rivers to be converted into the stock options of Peoples Bancorp at the same ratio of 1.08 Peoples Bancorp common stock option for 1 Three Rivers common stock option. We have adjusted the shares outstanding for each period presented to reflect this same exchange ratio in the past.

         We have based the pro forma combined net income per share on net income and the weighted average number of outstanding common shares. Net income per common share dilution includes the dilutive effect of stock options. We have adjusted the weighted average number of outstanding common shares to reflect the conversion of each share of Three Rivers common stock into 1.08 shares of Peoples Bancorp common stock.

3.       Merger Related Charges.

         While we cannot accurately determine the total merger related charges at this time, we estimate the following merger related costs:

Employee Costs...................................           $      0
Investment Bankers...............................            175,000
Professional Fees................................            235,000
Data Processing..................................                  0
Other                                                         25,000
                                                             -------
      Total......................................           $435,000
                                                             =======

         Three Rivers will expense costs as incurred, while Peoples Bancorp will capitalize a portion of its costs, some of which will be prior to the merger, and some of which will be after the merger.

         Our cost estimates are forward-looking. While the costs represent our current estimate of merger costs we will incur, the ultimate level and timing of recognition of such costs will be based on the final merger and integration plan.

                       WHERE YOU CAN FIND MORE INFORMATION

         Peoples Bancorp and Three Rivers file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that the companies file at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Peoples Bancorp and Three Rivers public filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the Securities and Exchange Commission at "http:// www.sec.gov."

         Peoples Bancorp has filed the Registration Statement to register with the Securities and Exchange Commission the shares of Peoples Bancorp common stock to be issued to Three Rivers shareholders in the merger. This document is a part of the Registration Statement and constitutes a prospectus of Peoples Bancorp and a joint proxy statement of Three Rivers and Peoples Bancorp for their stockholders meetings.

         As allowed by Commission rules, this document does not contain all the information that shareholders can find in the Registration Statement or the exhibits to the Registration Statement. The Securities and Exchange Commission allows Peoples Bancorp and Three Rivers to "incorporate by reference" information into this document, which means that the company can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be a part of this document, except for any information which contradicts information contained directly in this document. This document incorporates by reference the documents set forth below that Peoples Bancorp and Three Rivers have previously filed with the Securities and Exchange Commission. These documents contain important business information about Peoples Bancorp and Three Rivers and their respective business and financial information that is not included in this document, or unless otherwise indicated, delivered with this document.


PEOPLES BANCORP
COMMISSION FILINGS (FILE NO. 000-18991)                                PERIOD
---------------------------------------                                ------
Annual Report on Form 10-K....................................         Year ended September 30, 1999.  This report is
                                                                       attached as Annex D.

Current Report on Form 8-K ...................................         September 24, 1999

All other reports filed under Section 13(a)
     or 15(d) of the Exchange Act.............................         Since September 30, 1998.



THREE RIVERS
COMMISSION FILINGS (FILE NO. 001-13826)                                PERIOD
---------------------------------------                                ------
Annual Report on Form 10-KSB.....................................      Year ended June 30, 1999.  This report is
                                                                       attached as Annex F.

Quarterly Report on Form 10-QSB..................................      Period ended September 30, 1999.  This report is
                                                                       attached as Annex H.

         Peoples Bancorp has supplied all information contained or incorporated by reference in this document relating to Peoples Bancorp, and Three Rivers has supplied all information relating to Three Rivers.

         Shareholders of Peoples Bancorp or Three Rivers may obtain documents incorporated by reference through Peoples Bancorp or Three Rivers or the Securities and Exchange Commission or the Securities and Exchange Commission's Internet World Wide Web site described above. Documents incorporated by reference are available from Peoples Bancorp or Three Rivers without charge, excluding all exhibits, unless specifically incorporated by reference as an exhibit to this document. You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone at the following:

                  JOHN E. WEIGEL, III
                  Corporate Secretary
                  Peoples Bancorp.
                  212 West 7th Street
                  Auburn, Indiana  46706
                  Telephone: (219) 925-2500

                  G. RICHARD GATTON
                  President and Chief Executive Officer
                  Three Rivers Financial Corporation
                  123 Portage Avenue
                  Three Rivers, Michigan  49093
                  Telephone: (616) 279-5117

         IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM PEOPLES BANCORP OR THREE RIVERS, PLEASE DO SO AT LEAST FIVE BUSINESS DAYS BEFORE THE DATE OF YOUR SHAREHOLDERS' MEETING IN ORDER TO RECEIVE TIMELY DELIVERY OF SUCH DOCUMENTS PRIOR TO YOUR SHAREHOLDERS' MEETING.

         You should rely only on the information contained or incorporated by reference in this document to vote your shares at the Peoples Bancorp annual meeting or the Three Rivers special meeting. Peoples Bancorp and Three Rivers have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated December 27, 1999. You should not assume that the information contained in this document is accurate as of any date other than that date, and neither the mailing of this document to shareholders nor the issuance of Peoples Bancorp common stock in the merger creates any implication to the contrary.

                                                                        ANNEX A

                             PLAN OF REORGANIZATION
                        AND AGREEMENT AND PLAN OF MERGER
                                  BY AND AMONG
                                 PEOPLES BANCORP
                                       AND
                       THREE RIVERS FINANCIAL CORPORATION

                            DATED SEPTEMBER 21, 1999

                                TABLE OF CONTENTS

                                                                                            PAGE


ARTICLE I - CERTAIN DEFINITIONS         .......................................................1

         Section 1.1  Definitions..............................................................1

ARTICLE II - THE MERGER........................................................................6

         Section 2.1  The Merger...............................................................6

         Section 2.2  Closing..................................................................6

         Section 2.3  Effective Time...........................................................6

         Section 2.4.  Additional Actions......................................................6

         Section 2.5.  Articles of Incorporation and Bylaws....................................7

         Section 2.6.  Boards of Directors and Officers........................................7

         Section 2.7.  Conversion of Securities................................................7

         Section 2.8.  Exchange Procedures.....................................................7

         Section 2.9.  No Fractional Shares....................................................9

         Section 2.10.  Anti-Dilution Adjustments..............................................9

         Section 2.11. Treatment of Stock Options..............................................9

         Section 2.12.  Reservation of Right to Revise Transaction............................10

ARTICLE III - FIRST SAVINGS...................................................................10

         Section 3.1.  Liquidation Account....................................................10

ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND FIRST SAVINGS..................10

         Section 4.1.  Organization, Good Standing, Authority, Insurance, Etc.................10

         Section 4.2.  Capitalization.........................................................11

         Section 4.3.  Ownership of Subsidiaries..............................................11

         Section 4.4.  Financial Statements and Reports.......................................11

         Section 4.5.  Absence of Changes.....................................................12

         Section 4.6.  No Broker's or Finder's Fees...........................................12

         Section 4.7.  Litigation and Other Proceedings.......................................12

         Section 4.8.  Compliance with Law....................................................12

         Section 4.9.  Corporate Actions......................................................13

         Section 4.10.  Authority.............................................................13

         Section 4.11.  Employment Arrangements...............................................14

         Section 4.12.  Employee Benefits.....................................................14

         Section 4.13.  Information Furnished; Registration Statement.........................15

         Section 4.14.  Property and Assets...................................................15

         Section 4.15.  Agreements and Instruments............................................16

         Section 4.16.  Material Contract Defaults............................................17

         Section 4.17.  Tax Matters...........................................................17

         Section 4.18.  Environmental Matters.................................................17

         Section 4.19.  Loan Portfolio; Portfolio Management..................................18

         Section 4.20.  Real Estate Loans and Investments.....................................18

         Section 4.21.  Derivatives Contracts.................................................18

         Section 4.22.  Insurance.............................................................19

         Section 4.23.  Tax Treatment.........................................................19

ARTICLE V - REPRESENTATIONS AND WARRANTIES OF BANCORP AND THE BANK............................19

         Section 5.1.  Organization, Good Standing, Authority, Insurance, Etc.................19

         Section 5.2.  Capitalization.........................................................20

         Section 5.3.  Ownership of Subsidiaries..............................................20

         Section 5.4.  Financial Statements and Reports.......................................20

         Section 5.5  Absence of Changes......................................................21

         Section 5.6.  No Broker's or Finder's Fees...........................................21



         Section 5.7.  Litigation and Other Proceedings.......................................21

         Section 5.8.  Compliance With Law....................................................21

         Section 5.9.  Corporate Actions......................................................22

         Section 5.10.  Authority.............................................................22

         Section 5.11.  Information Furnished; Registration Statement.........................22

         Section 5.12.  Property and Assets...................................................23

         Section 5.13.  Agreements and Instruments............................................23

         Section 5.14.  Material Contract Defaults............................................24

         Section 5.15.  Tax Matters...........................................................24

         Section 5.16.  Environmental Matters.................................................24

         Section 5.17.  Loan Portfolio; Portfolio Management..................................25

         Section 5.18.  Real Estate Loans and Investments.....................................25

         Section 5.19.  Derivatives Contracts.................................................25

         Section 5.20.  Insurance.............................................................26

         Section 5.21.  Tax Treatment.........................................................26

ARTICLE VI - COVENANTS........................................................................26

         Section 6.1.  Conduct of Business by the Company.....................................26

         Section 6.2.  Maintenance of Records.................................................28

         Section 6.3.  Salary and Benefits....................................................28

         Section 6.4.  Efforts of Parties to Close............................................29

         Section 6.5.  Confidentiality and Announcements......................................30

         Section 6.6.  Access; Certain Communications.........................................30

         Section 6.7.  Cooperation; Preparation of Documents..................................31

         Section 6.8.  Notification of Certain Matters........................................32



         Section 6.9.  Expenses...............................................................33

         Section 6.10.  Third Party Proposals.................................................33

         Section 6.11.  Stock Listing.........................................................33

         Section 6.12.  Integration; Conforming Entries.......................................33

         Section 6.13.  Tax-Free Treatment....................................................34

         Section 6.14.  Agreements of Affiliates..............................................34

         Section 6.15.  Stockholder Approval..................................................34

         Section 6.16.  Indemnification.......................................................35

         Section 6.17.  D&O Insurance.........................................................35

         Section 6.18.  Environmental Reports.................................................35

ARTICLE VII - CONDITIONS TO CONSUMMATION OF THE MERGER........................................36

         Section 7.1.  Mutual Conditions......................................................36

         Section 7.2.  Conditions to Bancorp's Obligations....................................37

         Section 7.3.  Conditions to the Company's Obligations................................38

ARTICLE VII - TERMINATION.....................................................................38

         Section 8.1.  Termination............................................................38

         Section 8.2.  Survival After Termination.............................................39

         Section 8.3.  Termination Fee........................................................39

ARTICLE IX - MISCELLANEOUS....................................................................40

         Section 9.1.  Amendments; Waiver.....................................................40

         Section 9.2.  Entire Agreement.......................................................40

         Section 9.3.  Non-Survival of Representations, Warranties and Agreements.............40

         Section 9.4.  Interpretation.........................................................40

         Section 9.5.  Severability...........................................................40

         Section 9.6.  Notices................................................................40



         Section 9.7.  Binding Effect; Persons Benefiting; No Assignment......................41

         Section 9.8.  Counterparts...........................................................41

         Section 9.9.  Governing Law..........................................................42

         Section 9.10.  Specific Performance..................................................42

         Section 9.11.  Waiver of Jury Trial..................................................42


                             PLAN OF REORGANIZATION
                        AND AGREEMENT AND PLAN OF MERGER

         THIS PLAN OF REORGANIZATION AND AGREEMENT AND PLAN OF MERGER, dated as of September 21, 1999 (the "AGREEMENT"), is by and among Peoples Bancorp, an Indiana corporation ("BANCORP") and Three Rivers Financial Corporation, a Delaware corporation (the "COMPANY").

         WHEREAS, Bancorp, a unitary savings and loan holding company, with its principal offices in Auburn, Indiana, owns all of the issued and outstanding capital stock of Peoples Federal Savings Bank of DeKalb County, a federally chartered savings bank and wholly-owned subsidiary of Bancorp (the "BANK"), with its principal offices in Auburn, Indiana;

         WHEREAS, the Company, a unitary savings and loan holding company, with its principal offices in Three Rivers, Michigan, owns all of the issued and outstanding capital stock of First Savings Bank, A Federal Savings Bank, a federally chartered savings bank and wholly-owned subsidiary of ("FIRST SAVINGS"), with its principal offices in Three Rivers, Michigan;

         WHEREAS, Bancorp and the Company desire to combine their respective holding companies through a tax-free exchange so that the respective shareholders of both Bancorp and the Company will have an equity ownership in the combined holding company;

         WHEREAS, to accomplish the foregoing, the Board of Directors of the Company (the "COMPANY BOARD") and the Board of Directors of Bancorp (the "BANCORP BOARD") have approved the merger (the " Merger") of the Company with and into Bancorp, pursuant to the terms and subject to the conditions of this Agreement;

         WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code (as defined below) and this Agreement shall constitute a plan of reorganization pursuant to Section 368 of the Code;

         WHEREAS, the parties desire that First Savings shall become a separate wholly-owned subsidiary of Bancorp, and not be merged with and into the Bank;

         WHEREAS, the parties desire to provide for certain undertakings, conditions, representations, warranties, and covenants in connection with the transactions contemplated by this Agreement.

         NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and subject to the conditions and other terms herein set forth, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                    ARTICLE I
                               CERTAIN DEFINITIONS

         SECTION 1.1. DEFINITIONS. For all purposes of this Agreement, the following terms shall have the respective meanings set forth in this Section 1.1 (such definitions to be equally applicable to both the singular and plural forms of the terms herein defined):

         "ACQUISITION PROPOSAL" shall have the meaning set forth in Section
6.10.

         "AFFILIATE" shall mean any individual, partnership, corporation, entity, or other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified.

         "AGREEMENT" shall have the meaning set forth on the first page hereof.

         "APPLICABLE LAW" shall mean any domestic or foreign federal, state, or local statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree, policy, guideline, or other requirement applicable to the Company, Bancorp, or any of their respective Affiliates, properties, assets, officers, directors, employees, or agents, as the case may be.

         "APPROVAL DATE" shall have the meaning set forth in Section 2.3.

         "ASSET CLASSIFICATION" shall have the meaning set forth in Section 4.19(b).

         "BANCORP" has the meaning set forth on the first page hereof and includes any direct or indirect successor or assign.

         "BANCORP BOARD" has the meaning set forth on the first page hereof.

         "BANCORP COMMON STOCK" shall mean the common stock, par value $1.00 per share, of Bancorp.

         "BANCORP MATERIAL ADVERSE EFFECT" shall mean, with respect to Bancorp or any of its Affiliates, a material adverse effect on (i) the business, financial condition or results of operations of Bancorp and the Bancorp Subsidiaries taken as a whole or (ii) the ability of Bancorp or the Bank to complete the transactions contemplated hereby; provided, however, that a Bancorp Material Adverse Effect shall not be defined to include (w) any change attributable to or resulting from any change in Applicable Law or GAAP or regulatory accounting principles, in each case which affects thrift institutions generally, or (x) the effects of any change attributable to or resulting from changes in economic conditions applicable to depository institutions generally or in general levels of interest rates affecting thrift institutions generally, or (y) expenses related to consummation of the Merger which are otherwise permitted under this Agreement (or set forth in the Bancorp Disclosure Schedule), including, but not limited to, preparation, legal, investment banking and auditing fees.

         "BANCORP PLANS" shall have the meaning set forth in Section 6.3.

         "BANCORP SUBSIDIARY" and "BANCORP SUBSIDIARIES" shall have the respective meanings set forth in Section 5.1 and shall include First Savings after the Effective Time.

         "BANK" has the meaning set forth on the first page hereof and includes any direct or indirect successor or assign.

         "BENEFIT ARRANGEMENTS" shall have the meaning set forth in Section 4.12(a)

         "BUSINESS DAY" shall mean any day that the NYSE is normally open for trading and that is not a Saturday, a Sunday or a day on which banks in the States of Indiana and Michigan are generally closed for regular banking business.

         "CERTIFICATES" shall have the meaning set forth in Section 2.8.

         "CLOSING" shall have the meaning set forth in Section 2.2.

         "CLOSING DATE" shall have the meaning set forth in Section 2.2.

         "CODE" shall mean the Internal Revenue Code of 1986, as amended, together with the Treasury regulations thereunder.

         "COMPANY" has the meaning set forth on the first page hereof and includes any direct or indirect successor or assign.

         "COMPANY BOARD" has the meaning set forth on the first page hereof.

         "COMPANY COMMON STOCK" shall mean the common stock, par value $0.01 per share, of Company.

         "COMPANY EMPLOYEE BENEFIT PLAN" has the meaning set forth in Section 4.12(a).

         "COMPANY MATERIAL ADVERSE EFFECT" shall mean, with respect to the Company or any of its Affiliates, a material adverse effect on (i) the business, financial condition or results of operations of the Company and the Company Subsidiaries taken as a whole or (ii) the ability of the Company or First Savings to complete the transactions contemplated hereby; provided, however, that a Company Material Adverse Effect shall not be defined to include (w) any change attributable to or resulting from any change in Applicable Law or GAAP or regulatory accounting principles, in each case which affects thrift institutions generally, or (x) the effects of any change attributable to or resulting from changes in economic conditions applicable to depository institutions generally or in general levels of interest rates affecting thrift institutions generally, or (y) expenses related to consummation of the Merger which are otherwise permitted under this Agreement (or set forth in the Company Disclosure Schedule), including, but not limited to, preparation, legal, investment banking and auditing fees.

         "COMPANY OPTION" shall have the meaning set forth in Section 2.11.

         "COMPANY PREFERRED STOCK" shall have the meaning set forth in Section 4.2.

         "COMPANY PROPERTY" shall have the meaning set forth in Section 6.18.

         "COMPANY SUBSIDIARY" and "COMPANY SUBSIDIARIES" shall have the respective meanings set forth in Section 4.1.

         "CONTRACT" has the meaning set forth in Section 4.10.

         "CURRENT PROPERTY" shall have the meaning set forth in Section 6.18.

         "DERIVATIVES CONTRACT" shall mean the meaning set forth in Section
4.21.

         "DGCL" shall have the meaning set forth in Section 2.1.

         "EFFECTIVE TIME" shall have the meaning set forth in Section 2.3.

         "ENCUMBRANCE" shall mean any lien, pledge, security interest, claim, charge, easement, limitation, commitment, encroachment, restriction, or encumbrance of any kind or nature whatsoever.

         "ENVIRONMENTAL FIRM" shall have the meaning set forth in Section 6.18.

         "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

         "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

         "EXCHANGE AGENT" shall have the meaning set forth in Section 2.8.

         "EXCHANGE OPTION" shall have the meaning set forth in Section 2.11.

         "EXCHANGE RATIO" shall mean, subject to Section 2.10, 1.08 shares of Bancorp Common Stock for each one share of Company Common Stock.

         "FACILITY PROPERTY" shall have the meaning set forth in Section 6.18.

         "FDIC" shall mean the Federal Deposit Insurance Corporation and any successor thereto.

         "GAAP" shall mean generally accepted accounting principles as used in the United States of America as in effect at the time any applicable financial statements were prepared or any act requiring the application of GAAP was performed.

         "GOVERNMENTAL APPROVAL" shall have the meaning set forth in Section
4.10.

         "GOVERNMENTAL AUTHORITY" shall mean any government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government agency, department, board, commission, or instrumentality of the United States, any state of the United States or any political subdivision thereof, and any court or tribunal of competent jurisdiction, and any governmental or nongovernmental self-regulatory organization, agency, or authority (including the NASDAQ NMS and the National Association of Securities Dealers, Inc.).

         "HOLA" shall mean the Home Owners' Loan Act of 1933, as amended, and the rules and regulations promulgated thereunder.

         "IBCL" shall have the meaning set forth in Section 2.1.

         "INJUNCTION" shall have the meaning set forth in Section 7.1(a).

         "IRS" shall mean the Internal Revenue Service and any successor thereto.

         "INSURANCE POLICIES" shall have the meaning set forth in Section 4.22.

         "MERGER" has the meaning set forth on the first page hereof.

         "MERGER CONSIDERATION" shall have the meaning set forth in Section
2.12.

         "NASDAQ NMS" means the Nasdaq National Market and any successor thereto.

         "NYSE" means the New York Stock Exchange, Inc. and any successor thereto.

         "OTS" shall mean the Office of Thrift Supervision and any successor thereto.

         "PERSON" shall mean any individual, corporation, company, partnership (limited or general), joint venture, association, trust or other entity or similar contractual arrangement or relationship.

         "PREVIOUSLY DISCLOSED" by a party shall mean information set forth in a schedule (with respect to Bancorp, the "BANCORP DISCLOSURE SCHEDULE"; and with respect to the Company, the "COMPANY DISCLOSURE SCHEDULE"), correspondingly enumerated to the representations, warranties, or covenants to which such information relates, that is delivered by such party to the other party contemporaneously with the execution of this Agreement and specifically designated as information "PREVIOUSLY DISCLOSED" pursuant to this Agreement.

         "PROSPECTUS" shall have the meaning set forth in Section 4.13.

         "PROXY STATEMENT" shall have the meaning set forth in Section 4.13.

         "RECORDS" shall mean, with respect to any Person, all records and original documents (and copies thereof) in the Person's possession, or in the possession of an Affiliate of such Person, as of the Closing Date (a) which pertain to or are utilized by such Person or Affiliate to administer, reflect, monitor, evidence or record information respecting the business or conduct of the Company or the Company Subsidiaries or Bancorp or the Bancorp Subsidiaries, or (b) necessary or appropriate for the Company or the Company Subsidiaries or Bancorp and the Bancorp Subsidiaries to comply with any Applicable Law, and shall include in the case of (a) and (b) above, all such records maintained on electronic or magnetic media, or in the electronic data base system of or used by such Person or Affiliate.

         "REGISTRATION STATEMENT" shall have the meaning set forth in Section 4.13.

         "REGULATORY DOCUMENTS" shall mean, with respect to a Person, all forms, reports, registration statements, schedules, and other documents filed, or required to be filed by such Person with any Governmental Authority or pursuant to any Applicable Law.

         "REPRESENTATIVES" shall have the meaning set forth in Section 6.10.

         "RIGHT" shall have the meaning set forth in Section 6.1(ii).

         "SAIF" shall have the meaning set forth in Section 4.1 and any successor thereto.

         "SEC" shall mean the Securities and Exchange Commission and any successor thereto.

         "SECURITIES ACT" shall mean the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder.

         "SURVIVING CORPORATION" shall have the meaning set forth in Section
2.1.

         "TAX RETURN" shall mean any return, report, information statement, schedule or other document (including any related or supporting information and including any Form 1099 or other document or report required to be provided to third parties) with respect to Taxes, including any document required to be retained or provided to any Governmental Authority pursuant to 31 U.S.C. Sections 5311-5328 and regulations promulgated thereunder.

         "TAXES" shall mean all federal, provincial, territorial, state, municipal, local, foreign or other taxes, imposts, rates, levies, assessments and other charges (and all interest and penalties thereon), including, without limitation, all income, excise, franchise, gains, real property, value added, severance, ad valorem, personal property, sales, use, license, employment, payroll, social security, unemployment, disability, estimated or withholding taxes, and all customs and import duties, and all interest, penalties, and losses thereon or associated therewith or associated with any Tax Return.

         "TRANSFERRED EMPLOYEES" shall have the meaning set forth in Section
6.3.

                                   ARTICLE II
                                   THE MERGER

         SECTION 2.1. THE MERGER. Subject to the terms and conditions of this Agreement and to the HOLA, the Company shall be merged with and into Bancorp in accordance with the Indiana Business Corporation Law (the "IBCL") and the Delaware General Corporation Law (the "DGCL"), and thereafter the separate corporate existence of the Company shall cease. Bancorp shall be the surviving corporation of the Merger (sometimes referred to herein as the "SURVIVING CORPORATION") and shall continue to be governed by the laws of the State of Indiana. The Merger shall have the effects set forth in the applicable provisions of the IBCL and the DGCL.

         SECTION 2.2. CLOSING. The closing (the "CLOSING") of the Merger shall take place at the offices of Barnes & Thornburg, 11 South Meridian Street, Indianapolis, Indiana 46204, counsel to Bancorp (including by mail, fax, or otherwise as reasonably agreed to by the parties hereto) or such other time and place as the parties shall agree, prior to the Effective Time on the date that the Effective Time occurs (the "CLOSING DATE").

         SECTION 2.3. EFFECTIVE TIME. The Merger shall become effective on the date and at the time (the "EFFECTIVE TIME") on which appropriate documents in respect of the Merger are filed with the Secretaries of State of the States of Indiana and Delaware in such form as required by, and in accordance with, the relevant provisions of the DGCL and IBCL, respectively. Subject to the terms and conditions of this Agreement, the Effective Time shall occur on such date as Bancorp shall notify the Company in writing (such notice to be at least five full trading days in advance of the Effective Time) but (i) not earlier than the satisfaction or waiver of all conditions set forth in Article VII (such date being referred to herein as the "APPROVAL DATE") and (ii) subject to clause (i), not later than the first Business Day of the first full calendar month commencing at least five full trading days after the Approval Date, or at such other time as Bancorp and the Company shall agree.

         SECTION 2.4. ADDITIONAL ACTIONS. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments, or assurances or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title, or interest in, to, or under any of the rights, properties, or assets of Bancorp or the Company. or (ii) otherwise carry out the purposes of this Agreement, the Company and each of its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments, or assurances and to do all acts necessary or desirable to vest, perfect or confirm title and possession to such rights, properties, or assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of the Company or otherwise to take any and all such action.

         SECTION 2.5. ARTICLES OF INCORPORATION AND BYLAWS. The Articles of Incorporation and Bylaws of Bancorp in effect immediately prior to the Effective Time shall be the Articles of Incorporation and Bylaws of the Surviving Corporation following the Merger until otherwise amended or repealed.

         SECTION 2.6. BOARDS OF DIRECTORS AND OFFICERS. At the Effective Time, the directors and officers of Bancorp immediately prior to the Effective Time shall continue to be directors and officers, respectively, of the Surviving Corporation following the Merger; such directors and officers shall hold office in accordance with the Surviving Corporation's Bylaws and applicable law. Promptly following the Effective Time, (i) Richard Gatton, President, CEO, and Chairman of the Company, and one other representative of the Company, shall be invited to serve as additional members of the Bancorp Board and, upon acceptance thereof and appointment thereon, shall be entitled to receive director fees and other benefits on the same basis as other directors of Bancorp, and (ii) two representatives of Bancorp shall be appointed to the Board of Directors of First Savings. Each director serving on the Board of Directors of First Savings as of the date hereof and as of the Effective Time shall remain a director of First Savings for a period of not less than sixty (60) months following the Effective Time. Directors of First Savings shall be entitled to be compensated at the same rate following the Effective Time as the Board of Directors is currently being compensated, subject to increases in accordance with the policies of Bancorp related to the compensation of directors of the Bank.

         SECTION 2.7. CONVERSION OF SECURITIES. At the Effective Time, by virtue of the Merger and without any action on the part of Bancorp, the Company, or the holder of any of the following securities:

                  (a) Each share of Bancorp Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall be unchanged after the Merger; and

                  (b) Subject to Sections 2.9, and 2.10 hereof:

                           (i) each share of Company Common Stock issued and
outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and become the right to receive a number of shares of Bancorp Common Stock equal to the Exchange Ratio, provided, however, that any shares of Company Common Stock held by the Company, Bancorp, or any of their respective Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and shall not be exchanged for shares of Bancorp Common Stock; and

                           (ii) each share of Company Common Stock issued and
outstanding pursuant to the Company's recognition and retention plan immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and become the right to receive a number of shares of Bancorp Common Stock equal to the Exchange Ratio and shall continue to be subject to the same conditions and limitations as such Company Common Stock was subject immediately prior to the Effective Time.

         SECTION 2.8. EXCHANGE PROCEDURES. (a) At or prior to the Effective Time, Bancorp shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of certificates of Company Common Stock for exchange in accordance with this Article II, certificates representing the shares of Bancorp Common Stock and an estimated amount of cash to be paid in lieu of fractional shares to be paid pursuant to this Article II in exchange for outstanding shares of Company Common Stock.

                  (b) Holders of record of certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "CERTIFICATES") shall be instructed to tender such Certificates to Bancorp, or to an exchange agent designated by Bancorp (the "EXCHANGE AGENT"), pursuant to a letter of transmittal that Bancorp shall deliver or cause to be delivered to such holders as promptly as practicable following the Effective Time. Such letter of transmittal shall specify that risk of loss and title to Certificates shall pass only upon delivery of such Certificates to Bancorp or the Exchange Agent.

                  (c) Subject to Section 2.9, after the Effective Time, each holder of a Certificate(s) that surrenders such Certificate(s) to Bancorp, or to the Exchange Agent, will, upon acceptance thereof by Bancorp or the Exchange Agent, be entitled to (x) a certificate or certificates representing the number of whole shares of Bancorp Common Stock into which the shares represented by the Certificate(s) so surrendered (aggregating all Certificates surrendered by such holder) shall have been converted pursuant to this Agreement and (y) a check representing the amount of any cash in lieu of fractional shares, if any, and dividends and distributions, if any, which such holder has the right to receive hereunder with respect to the Certificate(s) so surrendered, in each case after giving effect to any required withholding tax.

                  (d) Bancorp or, at the election of Bancorp, the Exchange Agent, shall accept Certificates upon compliance with such reasonable terms and conditions as Bancorp or the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. Certificates shall be appropriately endorsed or accompanied by such instruments of transfer as Bancorp or the Exchange Agent may reasonably require.

                  (e) All shares of Bancorp Common Stock issued upon surrender of Certificates in accordance with the terms hereof (including any cash paid pursuant to this Article II) shall be deemed to have been in full satisfaction of all rights pertaining to such shares of Company Common Stock represented thereby. After the Effective Time, holders of Certificates shall cease to have rights with respect to the shares previously represented by such Certificates, and their sole rights shall be to exchange such Certificates for the consideration provided for in this Agreement.

                  (f) After the Effective Time, there shall be no further transfer on the records of the Company of Certificates, and if such Certificates are presented to the Company for transfer, they shall be canceled against delivery of the consideration provided therefor in this Agreement. Bancorp shall not be obligated to deliver the consideration to which any former holder of Company Common Stock is entitled as a result of the Merger until such holder surrenders the Certificates as provided herein. Certificates surrendered for exchange by any person constituting an "affiliate" of the Company for purposes of Rule 145 of the Securities Act, shall not be exchanged for certificates representing Bancorp Common Stock until Bancorp has received a written agreement from such person in the form attached hereto as EXHIBIT A. Neither the Exchange Agent nor any party to this Agreement nor any Affiliate thereof shall be liable to any holder of stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Bancorp and the Exchange Agent shall be entitled to rely upon the stock transfer books of the Company to establish the identity of those persons entitled to receive consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, Bancorp and the Exchange Agent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

                  (g) Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared or made after the Effective Time with respect to Bancorp Common Stock having a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate, and no cash payment in lieu of fractional shares shall be paid to any such holder, until the holder shall surrender such Certificate as provided in this Section 2.8. Subject to the effect of Applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Bancorp Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date on or after the Effective Time theretofore payable with respect to such whole shares of Bancorp Common Stock and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date subsequent to surrender, the amount of dividends or other distributions with a record date on or after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Bancorp Common Stock, less the amount of any withholding taxes which may be required thereon.

         SECTION 2.9. NO FRACTIONAL SHARES. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of Bancorp Common Stock shall be issued in the Merger. Each holder who otherwise would have been entitled to a fraction of a share of Bancorp Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the average of the closing prices per share of Bancorp Common Stock for the five full trading days immediately preceding the Closing Date as reported on the NASDAQ NMS (as reported in THE WALL STREET JOURNAL or, if not reported therein, in another mutually agreed upon authoritative source). No such holder shall be entitled to dividends, voting rights, or any other rights in respect of any fractional share.

         SECTION 2.10. ANTI-DILUTION ADJUSTMENTS. In the event that prior to the Effective Time Bancorp shall (or shall establish a record date prior to the Effective Time for the following) declare a stock dividend or other distribution payable in Bancorp Common Stock or securities convertible into Bancorp Common Stock or a distribution otherwise Previously Disclosed, or effect a stock split, reclassification, combination, or other change with respect to Bancorp Common Stock, the Exchange Ratio or the Merger Consideration, as the case may be, shall be appropriately adjusted to reflect such dividend, distribution, stock split, reclassification, combination, or other change, such that the shareholders of the Company shall be entitled to same as if the Effective Time had occurred prior thereto.

         SECTION 2.11. TREATMENT OF STOCK OPTIONS. (a) Prior to the Effective Time, Bancorp and the Company shall take all such actions as may be necessary to cause each unexpired and unexercised option under stock option plans of the Company in effect on the date hereof which has been granted to current or former directors, officers, or employees of the Company by the Company (each, a "COMPANY OPTION") to be automatically converted at the Effective Time into an option (an "EXCHANGE OPTION") to purchase that number of shares of Bancorp Common Stock equal to the number of shares of Company Common Stock issuable immediately prior to the Effective Time upon exercise of the Company Option (without regard to actual restrictions on exercisability) multiplied by the Exchange Ratio (fractional shares as a result thereof to be subject to the terms of the respective Company Options and the terms of the plans governing same), with an exercise price equal to the exercise price which existed under the corresponding Company Option divided by the Exchange Ratio, and with other terms and conditions that are the same as the terms and conditions of such Company Option immediately before the Effective Time, provided that with respect to any Company Option that is an "incentive stock option" within the meaning of Section 422 of the Code, the foregoing conversion shall be carried out in a manner satisfying the requirements of Section 424(a) of the Code. In connection with the issuance of Exchange Options, Bancorp shall (i) reserve for issuance the number of shares of Bancorp Common Stock that will become subject to Exchange Options pursuant to this Section 2.11 and (ii) from and after the Effective Time, upon exercise of Exchange Options, make available for issuance all shares of Bancorp Common Stock covered thereby, subject to the terms and conditions applicable thereto.

                  (b) The Company agrees to issue treasury shares of the Company, to the extent available, upon the exercise of Company Options prior to the Effective Time.

                  (c) Bancorp agrees to file with the SEC within one month after the Closing Date a registration statement on Form S-8 or other appropriate form under the Securities Act to register shares of Bancorp Common Stock issuable upon exercise of the Exchange Options and use its reasonable efforts to cause such registration statement to remain effective until the exercise or expiration of all of such Exchange Options. Such registration statement may be in the form of either an initial filing or a post-effective amendment to the registration statement on Form S-4 filed in connection with this Agreement and the transactions contemplated hereby.

         SECTION 2.12. RESERVATION OF RIGHT TO REVISE TRANSACTION. Bancorp may at any time change the method of effecting the acquisition of the Company or the Company Subsidiaries by Bancorp, and the Company shall cooperate in such efforts, if and to the extent Bancorp deems such change to be desirable and subject to the Company's approval (which approval shall not be unreasonably withheld); provided, however, that no such change shall (A) alter or change the amount or kind of consideration to be issued to holders of Company Common Stock as provided for in this Agreement (the "MERGER CONSIDERATION"), (B) adversely affect the tax treatment to the Company's shareholders as a result of receiving the Merger Consideration, or (C) materially delay the consummation of the transactions contemplated by this Agreement.

                                   ARTICLE III
                                  FIRST SAVINGS

         SECTION 3.1. LIQUIDATION ACCOUNT. The liquidation account established by First Savings pursuant to the plan of conversion adopted in connection with its conversion from mutual to stock form shall, to the extent required by Applicable Law, continue to be maintained by First Savings after the Effective Time for the benefit of those persons and entities who were savings account holders of First Savings on the eligibility and supplemental eligibility record dates for such conversion and who continue from time to time to have rights therein.

                                   ARTICLE IV
         REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND FIRST SAVINGS

         The Company and First Savings jointly and severally represent and warrant to Bancorp and the Bank, except as otherwise Previously Disclosed, as follows:

         SECTION 4.1. ORGANIZATION, GOOD STANDING, AUTHORITY, INSURANCE, ETC.
(a) The Company is a corporation organized, existing, and in good standing under the laws of the State of Delaware, and is registered as a savings and loan holding company with the OTS under the HOLA. First Savings is a federal savings association. Each "subsidiary" of the Company within the meaning of Section 10(a)(1)(G) of HOLA (individually a "COMPANY SUBSIDIARY" and collectively the "COMPANY SUBSIDIARIES"), has been Previously Disclosed. Each of the Company Subsidiaries is organized, existing and in good standing under the laws of the respective jurisdiction under which it is organized, as set forth in the Company Disclosure Schedule. Each of the Company and the Company Subsidiaries has all requisite corporate power and corporate authority and is qualified and licensed to own, lease and operate its properties and conduct its business as it is now being conducted, except for such failure or failures to be so qualified or licensed as would not, in the aggregate, have a Company Material Adverse Effect. The Company has made available to Bancorp a true, complete and correct copy of the articles of incorporation, charter, or other organizing documents and of the bylaws of the Company and each Company Subsidiary as in effect on the date of this Agreement. Each of the Company and the Company Subsidiaries is qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which qualification is necessary under Applicable Law, except to the extent that any failures to so qualify would not, in the aggregate, have a Company Material Adverse Effect. First Savings is a member in good standing of the Federal Home Loan Bank of Indianapolis, and all eligible accounts issued by First Savings are insured by the Savings Association Insurance Fund ("SAIF") as administered by the FDIC to the maximum extent permitted under Applicable Law, and all premiums and assessments required in connection therewith have been paid by First Savings. First Savings is a "domestic building and loan association" as defined in Section 7701(a)(19) of the Code, and is a "qualified thrift lender" as defined in Section 10(m) of the HOLA.

                  (b) The minute books of the Company and the Company Subsidiaries contain records of all meetings and other corporate actions held or taken of their respective shareholders and Boards of Directors (including the committees of such Boards) since January 1, 1996, which records are complete and accurate in all material respects and have been made available to Bancorp.

         SECTION 4.2. CAPITALIZATION. The authorized capital stock of the Company consists of 2,000,000 shares of Company Common Stock, of which 702,734 shares were issued and outstanding as of the date of this Agreement, and 500,000 shares of preferred stock, par value of $0.01 per share ("COMPANY PREFERRED STOCK"), of which no shares were outstanding as of the date of this Agreement. No other class or series of capital stock of the Company is or has been authorized. As of the date of this Agreement, there were no shares of Company Common Stock and no shares of Company Preferred Stock held in the Company's treasury and, except as Previously Disclosed, there were no shares of Company Common Stock reserved for issuance. All issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid, nonassessable, and free of preemptive rights. As of the date of this Agreement, except as Previously Disclosed, there are no outstanding Rights to purchase or acquire any capital stock of the Company and no oral or written agreement, contract, arrangement, understanding, plan, or instrument of any kind to which the Company or any of its Affiliates is subject with respect to the issuance, voting or sale of issued or unissued shares of the capital stock of the Company.

         SECTION 4.3. OWNERSHIP OF SUBSIDIARIES. All the outstanding shares of the capital stock or other ownership interests in all of the Company Subsidiaries are validly issued, fully paid, nonassessable and owned beneficially and of record by the Company or a Company Subsidiary free and clear of any Encumbrance. There are no outstanding Rights to purchase or acquire any capital stock of any Company Subsidiary and no oral or written agreement, contract, arrangement, understanding, plan, or instrument of any kind to which any of the Company or any of its Affiliates is subject with respect to the issuance, voting or sale of issued or unissued shares of the capital stock of any of the Company Subsidiaries. Neither the Company nor any Company Subsidiary owns any of the capital stock or other equity securities (including any Rights with respect to such securities) of or profit participations in any Person or "company" (as defined in Section 10(a)(1)(C) of the HOLA) other than the Federal Home Loan Bank of Indianapolis and the Company Subsidiaries.

         SECTION 4.4. FINANCIAL STATEMENTS AND REPORTS. For the past three years, the Company and the Company Subsidiaries have timely filed all Regulatory Documents required to be filed by them, except to the extent that all failures to so file, in the aggregate, would not have a Company Material Adverse Effect;

and all such documents, as finally amended, complied in all material respects with applicable requirements of Applicable Law and, as of their respective date or the date as amended, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent stated therein, all financial statements and schedules included in the documents referred to in the preceding sentences (i) are in accordance with the Company's books and records and those of any of the Company Subsidiaries, which books and records are complete and accurate in all material respects and have been maintained in all material respects in accordance with Applicable Law, and (ii) present fairly the consolidated financial position and the consolidated results of operations and cash flows of the Company as of the dates and for the periods indicated in accordance with GAAP consistently applied during the periods involved (except for the omission of notes to unaudited statements, year-end adjustments to interim results normal in nature and amount, and changes in GAAP and except where regulatory reporting requirements provide otherwise). The audited consolidated financial statements of the Company as of June 30, 1999 and for the three years then ended last filed by the Company as part of a publicly available Regulatory Document disclose all liabilities (whether accrued, absolute, contingent, unliquidated, or otherwise, whether due or to become due and regardless of when asserted), as of their respective dates, of the Company and the Company Subsidiaries required to be reflected in such financial statements according to GAAP, other than liabilities which are not, in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, and contain in the opinion of management, adequate reserves for losses on loans and properties acquired in settlement of loans, Taxes, and all other material accrued liabilities and for all reasonably anticipated material losses in accordance with GAAP, if any, as of such date. Except for (i) those liabilities that are fully reflected or reserved against on the Company's audited consolidated balance sheet last filed by the Company as part of a publicly available Regulatory Document and (ii) liabilities incurred in the ordinary course of business since the date of such audited consolidated balance sheet and which would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company has no liabilities or obligations of any nature, whether absolute, accrued, contingent, or otherwise and whether due or to become due, which are or would be required by GAAP to be shown on its consolidated balance sheet.

         SECTION 4.5. ABSENCE OF CHANGES. (a) Except as disclosed in publicly available Regulatory Documents filed by the Company prior to the date of this Agreement, since June 30, 1999, there has been no event, occurrence, development, fact, or set of circumstances of any nature existing or, to the knowledge of the Company, threatened which, individually or in the aggregate, has had or could reasonably be expected to have a Company Material Adverse Effect.

                  (b) Except as Previously Disclosed, since June 30, 1999, each of the Company and the Company Subsidiaries has owned and operated its respective assets, properties, and businesses in the ordinary course of business and consistent with past practice and has not taken any action or suffered any event that if taken or suffered after the date hereof would violate Section 6.1 of this Agreement.

         SECTION 4.6. NO BROKER'S OR FINDER'S FEES. No agent, broker, investment banker, Person, or firm acting on behalf or under authority of the Company or any of the Company Subsidiaries is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly in connection with the Merger or any other transaction contemplated hereby, except the Company has engaged Trident Securities, a Division of McDonald Investments, Inc., an investment banking firm, to provide financial advisory services.

         SECTION 4.7. LITIGATION AND OTHER PROCEEDINGS. (a) Except for matters which would not have, in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is a defendant in, nor is any of its property subject to, any pending or, to the knowledge of the Company, threatened claim, action, suit, investigation, or proceeding. There is no judicial order, judgment, or decree to which any of the Company, the Company Subsidiaries, or their respective properties is subject which has had or could reasonably be expected to have a Company Material Adverse Effect.

                  (b) All pending claims, actions, suits, investigations, and proceedings in which the Company or any Company Subsidiary is a defendant and all judicial orders, judgments, or decrees to which the Company or any Company Subsidiary is subject have been Previously Disclosed.

         SECTION 4.8. COMPLIANCE WITH LAW. The Company and the Company Subsidiaries have been in compliance in all respects with all Applicable Laws, except where such noncompliance would not have, in the aggregate, a Company Material Adverse Effect, and neither the Company nor any Company Subsidiary has received notice from any Governmental Authority of any material violation of, and does not know of any material violations of, any Applicable Law.

         SECTION 4.9. CORPORATE ACTIONS. The Board of Directors of the Company by at least a two-thirds vote of the Continuing Directors (as such term is defined in Article XV of the Company's Certificate of Incorporation) has authorized its appropriate officers to execute and deliver this Agreement and to take all action necessary to consummate the Merger and the other transactions contemplated hereby. Except for obtaining the requisite approval of the Company's shareholders as contemplated hereby, all corporate authorization by the Board of Directors and shareholders of the Company required for the consummation of the Merger and the transactions contemplated hereby has been obtained.

         SECTION 4.10. AUTHORITY. Except as Previously Disclosed, the execution, delivery, and performance by the Company of its obligations under this Agreement and the consummation thereby of the transactions contemplated hereby do not, and will not, violate or conflict with any of the provisions of, or constitute a breach or default (or an event which, with notice or lapse of time, or both, would constitute a breach or default) under, terminate, give any Person the right to terminate, modify or accelerate payment or performance under or result in the creation of any Encumbrance upon any of the respective properties or assets of the Company or any Company Subsidiary under (i) the articles of incorporation, charter or bylaws of the Company or any Company Subsidiary, (ii) subject to the Governmental Approvals and the approval of the Company's shareholders described below, any Applicable Law to which the Company or any of the Company Subsidiaries is subject or (iii) except, in each case, where such violation, conflict, breach, default, termination (or right to terminate), modification, acceleration or Encumbrance would not, individually or in the aggregate, have a Company Material Adverse Effect, any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation or instrument, whether oral or written ("CONTRACT"), to which the Company or any of the Company Subsidiaries is a party or is subject or by which any of their properties or assets is bound or affected. The parties acknowledge that the consummation of the Merger is subject to various regulatory approvals. The Company has all requisite corporate power and corporate authority to enter into this Agreement and to perform its obligations hereunder. Other than the filings, notices, approvals, and consents with or of the Governmental Authorities as Previously Disclosed (the "GOVERNMENTAL APPROVALS") and the requisite approval of the Company's shareholders as contemplated hereby, no filings, notices, approvals, or consents are required on behalf of the Company or any Company Subsidiary in connection with the consummation of the transactions contemplated by this Agreement. The Company has no knowledge of any reason why the Governmental Approvals cannot be obtained or granted on a timely basis. This Agreement constitutes the valid and binding obligation of the Company and is enforceable in accordance with its terms, except as enforceability may be limited by Applicable Laws relating to bankruptcy, insolvency or creditors rights generally, the rights of creditors of insured depository institutions, and general principles of equity.

         SECTION 4.11. EMPLOYMENT ARRANGEMENTS. Except as Previously Disclosed, there are no employment, incentive compensation, severance, or other agreements, plans, or arrangements with any current or former directors, officers, or employees of the Company or any Company Subsidiary which may not be terminated without penalty or liability (including any augmentation or acceleration of benefits) on thirty (30) days or less notice to such Person. Except as Previously Disclosed, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon the occurrence of additional events or acts) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, or director of the Company or any Company Subsidiary. Except as Previously Disclosed, no amount paid or payable to directors, officers, or employees of the Company or the Company Subsidiaries in connection with the transactions contemplated hereby (either solely as a result of such transactions or as a result of such transactions in conjunction with any other event) will cause the imposition of excise taxes under Section 4999 of the Code or the disallowance of a deduction pursuant to Sections 162, 280G, or any other section of the Code.

         SECTION 4.12. EMPLOYEE BENEFITS. (a) Neither the Company nor any of the Company Subsidiaries maintains, contributes to, or sponsors any funded deferred compensation plans (including profit sharing, pension, savings, or stock bonus plans), unfunded deferred compensation arrangements, or employee benefit plans as defined in Section 3(3) of ERISA, other than any plans ("COMPANY EMPLOYEE BENEFIT PLANS") Previously Disclosed (true and correct copies of which have been delivered to Bancorp). Except as Previously Disclosed, neither the Company nor any of the Company Subsidiaries (i) provides health, medical, death, or survivor benefits to any former employee or beneficiary thereof, or (ii) maintains any form of current (exclusive of base salary and base wages) or deferred compensation, bonus, stock option, stock appreciation right, benefit, severance pay, retirement, incentive, group, or individual health insurance, welfare, or similar plan or arrangement for the benefit of any single or class of directors, officers, or employees, whether active or retired (collectively "BENEFIT ARRANGEMENTS").

                  (b) All Company Employee Benefit Plans and Benefit Arrangements which are in effect were in effect for substantially all of calendar year 1998 and, except as Previously Disclosed, there has been no material amendment thereof (other than amendments required to comply with Applicable Law) and, except as disclosed in publicly available Regulatory Documents filed by the Company prior to the date of this Agreement, no material increase in the cost thereof, or benefits payable thereunder on or after January 1, 1999.

                  (c) To the knowledge of the Company, with respect to all Company Employee Benefit Plans and Benefit Arrangements, the Company and each Company Subsidiary are in substantial compliance with the requirements prescribed by any and all Applicable Laws currently in effect, including but not limited to ERISA and the Code, applicable to such Company Employee Benefit Plans or Benefit Arrangements. None of the Company Employee Benefit Plans which are defined benefit pension plans have incurred any "accumulated funding deficiency" (whether or not waived) as that term is defined in Section 412 of the Code and the fair market value of the assets of each such plan equals or exceeds the accrued liabilities of such plan. To the knowledge of the Company, there are not now nor have there been any non-exempt "prohibited transactions," as such term is defined in Section 4975 of the Code or Section 406 of ERISA, involving the Company Employee Benefit Plans which could subject Company or any of the Company Subsidiaries to the penalty or Tax imposed under Section 502(i) of ERISA or
Section 4975 of the Code.

                  (d) No Company Employee Benefit Plan which is subject to Title IV of ERISA has been completely or partially terminated; no proceedings to completely or partially terminate any Company Employee Benefit Plan have been instituted within the meaning of Subtitle C of said Title IV of ERISA; and no reportable event, within the meaning of Section 4043(c) of said Subtitle C for which the 30-day notice requirement of ERISA has not been waived, has occurred with respect to any Company Employee Benefit Plan.

                  (e) No Company Employee Benefit Plan or Benefit Arrangement is a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

                  (f) Neither the Company nor any Company Subsidiary has engaged in any transaction described in Section 4069 of ERISA within the last five years. There does not now exist, nor do any circumstances exist that could result in, any liability of the Company or any Company Subsidiary (or any entity, trade, or business that is or was at any time required to be aggregated with the Company or any Company Subsidiary under Section 414(b), (c), (m), or
(o) of the Code) under Title IV of ERISA, Section 302 of ERISA, Sections 412 and 4971 of the Code, the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, other than such liabilities that arise solely out of, or relate solely to, the Company Employee Benefit Plans or Benefit Arrangements, that would be a liability of Bancorp, a Bancorp Subsidiary, the Company, or a Company Subsidiary following consummation of the Merger.
                  (g) Neither the Company nor any Company Subsidiary has failed to make any contribution or pay any amount due and owing as required by the terms of any Company Employee Benefit Plan or Benefit Arrangement. None of the Company or any of the Company Subsidiaries has incurred or reasonably expects to incur any liability to the Pension Benefit Guaranty Corporation except for required premium payments which, to the extent due and payable, have been paid. To the knowledge of the Company, the Company Employee Benefit Plans intended to be qualified under Section 401(a) of the Code are so qualified, and the Company is not aware of any fact which would adversely affect the qualified status of such plans.

         SECTION 4.13. INFORMATION FURNISHED; REGISTRATION STATEMENT. (a) To the knowledge of the Company, no statement contained in any schedule, certificate or other document furnished (whether prior to or subsequent to the date of this Agreement) or to be furnished in writing by or on behalf of the Company or any of its Affiliates to Bancorp pursuant to this Agreement contains or will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (b) None of the information provided by the Company or any Company Subsidiary for inclusion in the registration statement on Form S-4 to be filed with the SEC by Bancorp under the Securities Act relating to shares of Bancorp Common Stock to be issued in the Merger, including the prospectus (the "Prospectus") relating to such issuance and the joint proxy statement and forms of proxy relating to the vote of Bancorp shareholders and Bancorp shareholders with respect to the Merger (as amended, supplemented or modified, the "PROXY STATEMENT") contained therein (such registration statement as amended, supplemented or modified, the "REGISTRATION STATEMENT"), at the time the Registration Statement becomes effective or, in the case of the Proxy Statement, at the date of mailing, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of the Registration Statement and Proxy Statement, except for such portions thereof that relate only to Bancorp or a Bancorp Subsidiary, will comply as to form in all material respects with the provisions of the Securities Act and Exchange Act, as applicable.

         SECTION 4.14. PROPERTY AND ASSETS. The Company and the Company Subsidiaries have good and marketable title to all of their real property reflected in the consolidated financial statements last filed by the

Company as part of a publicly available Regulatory Document or acquired subsequent thereto, free and clear of all Encumbrances, except for (a) such items reflected in such financial statements or in the notes thereto, (b) liens for current taxes not yet delinquent, (c) customary title exceptions that have no material adverse effect upon the current use of such property, (d) property sold or transferred in the ordinary course of business consistent with past practice since the date of such financial statements and (e) as otherwise Previously Disclosed. The Company and the Company Subsidiaries enjoy peaceful and undisturbed possession under all material leases for the use of real property under which they are the lessee; all of such leases are valid and binding and in full force and effect and neither the Company nor any Company Subsidiary is in default in any respect under any such lease, except where such failure to be valid and binding and in full force and effect, or where such default, would not have, in the aggregate, a Company Material Adverse Effect. There has been no physical loss, damage or destruction, whether or not covered by insurance, affecting the real properties of the Company and the Company Subsidiaries since June 30, 1999, except such loss, damage or destruction which would not have, in the aggregate, a Company Material Adverse Effect. All property and assets material to their businesses and currently used by the Company and the Company Subsidiaries are, in all material respects, in good operating condition and repair, normal wear and tear excepted.

         SECTION 4.15. AGREEMENTS AND INSTRUMENTS. Except as Previously Disclosed, neither the Company nor any Company Subsidiary is a party to:

                  (a) any material Contract;

                  (b) any Contract relating to the borrowing of money by the Company or any Company Subsidiary or the guarantee by the Company or any Company Subsidiary of any such obligation (other than Federal Home Loan Bank advances with a maturity of one year or less from the date hereof);

                  (c) any Contract to make loans or for the provision, purchase, or sale of goods, services or property between the Company or any Company Subsidiary and any director or officer of the Company or any Company Subsidiary, or any member of the immediate family or Affiliate of any of the foregoing (other than loans or deposits made on an arms-length basis in the ordinary course of business);

                  (d) any Contract with or concerning any labor or employee organization;

                  (e) any Contract between the Company or any Company Subsidiary and any Affiliate thereof (other than Contracts solely between the Company and a Company Subsidiary or solely between Company Subsidiaries);

                  (f) any agreements, directives, orders, or similar arrangements between or involving the Company or any Company Subsidiary and any Governmental Authority;

                  (g) any Contract with respect to the employment, retention, or severance of any directors, officers, employees, or consultants;

                  (h) any Contract which materially restricts the conduct of any line of business by the Company or any current or future Affiliates thereof; or

                  (i) any Contract pursuant to which the Company or any Company Subsidiary is or may become obligated to invest in or contribute capital to any Company Subsidiary.

         SECTION 4.16. MATERIAL CONTRACT DEFAULTS. Neither the Company nor any Company Subsidiary nor, to the knowledge of the Company, the other party thereto is in default in any respect under any Contract to which any of the Company or the Company Subsidiaries is a party or by which its respective assets, business, or operations may be bound or affected or under which it or its respective assets, business, or operations receives benefits, other than any such default or defaults which would not have, in the aggregate, a Company Material Adverse Effect, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. To the knowledge of the Company, all material Contracts to which the Company or any of the Company Subsidiaries is a party are valid, binding, and in full force and effect.

         SECTION 4.17. TAX MATTERS. (a) The Company, each of the Company Subsidiaries, and any affiliated group (within the meaning of Section 1504(a) of the Code) of which the Company or any of the Company Subsidiaries is a member have filed all Tax Returns required to be filed by them and have made timely payments of all Taxes due and payable, whether disputed or not; such Tax Returns are true, correct, and complete in all material respects; the current status of audits of such Tax Returns by the IRS and other applicable agencies has been Previously Disclosed; and there is no agreement by the Company or any Company Subsidiary for the waiver or extension of time for the assessment or payment of any Taxes payable. Neither the IRS nor any other taxing authority is now asserting or, to the knowledge of the Company, threatening to assert any deficiency or claim for additional Taxes, nor to the knowledge of the Company is there any basis for any such assertion or claim. The Company and each of the Company Subsidiaries have complied in all material respects with applicable IRS backup withholding requirements and have filed all appropriate information reporting returns for all Tax years for which the statute of limitations has not closed.

                  (b) Adequate provision for any Taxes due or to become due for the Company or any of the Company Subsidiaries for any period or periods through and including June 30, 1999, has been made and is reflected on the June 30, 1999 consolidated financial statements last filed by the Company as part of a publicly available Regulatory Document and has been or will be made with respect to periods ending after June 30, 1999.

         SECTION 4.18. ENVIRONMENTAL MATTERS. To the knowledge of the Company, neither the Company nor any Company Subsidiary owns any properties affected by toxic waste, radon gas, or other hazardous conditions or constructed in part with the use of asbestos. Neither the Company nor any Company Subsidiary has knowledge of, nor has the Company or any Company Subsidiary received written notice from any Governmental Authority of, any conditions, activities, practices, or incidents which are reasonably likely to interfere with or prevent compliance or continued compliance by the Company or any Company Subsidiary with hazardous substance laws or any regulation, order, decree, judgment, or injunction, issued, entered, promulgated or approved thereunder, or which may give rise to any legal liability on the part of the Company or any Company Subsidiary, or otherwise form the basis of any claim, action, suit, proceeding, hearing or investigation against or of the Company or any Company Subsidiary, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, release, or threatened release into the environment, of any pollutant, contaminant, or chemical, or industrial, toxic, or hazardous substance or waste. There is no civil, criminal, or administrative claim, action, suit, proceeding, hearing, or investigation pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary relating in any way to such hazardous substance laws or any regulation, order, decree, judgment or injunction issued, entered, promulgated or approved thereunder. To the knowledge of the Company, none of the Company or the Company Subsidiaries has made or participated in any loan to any Person who is subject to any civil, criminal, or administrative claim, action, suit, proceeding, hearing, or investigation relating in any way to such hazardous substance laws or any regulation, order, decree, judgment, or injunction issued, entered, promulgated or approved thereunder and relating to the property secured by such loan.

         SECTION 4.19. LOAN PORTFOLIO; PORTFOLIO MANAGEMENT. (a) All evidences of indebtedness reflected as assets in the consolidated financial statements last filed by the Company as part of a publicly available Regulatory Document or acquired since such date, are (except with respect to those assets which are no longer assets of the Company or any Company Subsidiary) binding obligations of the respective obligors named therein except as enforcement may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors rights generally, and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding may be brought, and the payment of no material amount thereof (either individually or in the aggregate with other evidences of indebtedness) is subject to any defenses which have been threatened or asserted against the Company or any Company Subsidiary. All such indebtedness which is secured by an interest in real property is secured by a valid and perfected mortgage lien having the priority specified in the loan documents. All loans originated or purchased by the Company or any Company Subsidiaries were at the time entered into and at all times since have been in compliance in all material respects with all Applicable Laws. The Company and the Company Subsidiaries administer their loan and investment portfolios in accordance with all Applicable Laws and the terms of applicable instruments. The records of the Company and the Company Subsidiaries regarding all loans outstanding on their books are accurate in all material respects and the risk classification system has been established in accordance with the requirements of the OTS.

                  (b) The Company and First Savings have Previously Disclosed a list, accurate and complete in all material respects, of the aggregate amounts of loans, extensions of credit, and other assets of the Company and the Company Subsidiaries that have been adversely designated, criticized, or classified as of June 30, 1999, separated by category of classification or criticism (the "ASSET CLASSIFICATION"); and no amounts of loans, extensions of credit, or other assets that have been adversely designated, classified or criticized as of the date hereof by any representative of any Government Authority as "Special Mention," "Substandard," "Doubtful," "Loss," or words of similar import are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit, or other assets that were charged off or recovered by the Company or any of the Company Subsidiaries before the date hereof.

         SECTION 4.20. REAL ESTATE LOANS AND INVESTMENTS. Except for properties acquired in settlement of loans, there are no facts, circumstances, or contingencies known to the Company which exist which would require a material reduction under GAAP in the present carrying value of any of the real estate investments, joint ventures, construction loans, other investments, or other loans of the Company or any Company Subsidiary (either individually or in the aggregate with other loans and investments).

         SECTION 4.21. DERIVATIVES CONTRACTS. (a) Neither the Company nor any of the Company Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or any other Contract not included on the consolidated balance sheet last filed by the Company as part of a publicly available Regulatory Document which is a derivatives contract or owns securities that are identified in Thrift Bulletin No. 13a as "complex securities," (including various combinations thereof) (each, a "DERIVATIVES CONTRACT"), except for those Derivatives Contracts Previously Disclosed, including a list, as applicable, of any of the Company's or First Savings' assets pledged as security for a Derivatives Contract.

                  (b) All Derivative Contracts to which the Company or any Company Subsidiary is a party or by which any of their properties or assets may be bound were entered into in the ordinary course of business and in accordance with prudent banking practice, based on industry-wide standards at the time, and with counterparties believed by the Company to be financially responsible at the time.

         SECTION 4.22. INSURANCE. The Company and the Company Subsidiaries have in effect insurance coverage with reputable insurers which, in respect of amounts, types, and risks insured, is reasonably adequate for the business in which the Company and the Company Subsidiaries are engaged. A schedule of all insurance policies in effect as to the Company and the Company Subsidiaries (the "INSURANCE POLICIES") has been Previously Disclosed (other than policies pertaining to secured loans made in the ordinary course of business). All Insurance Policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date of this Agreement have been paid, such premiums covering all periods from the date hereof up to and including the Effective Date shall have been paid on or before the Effective Date, to the extent then due and payable (other than retrospective premiums which may be payable with respect to worker's compensation insurance policies, adequate reserves for which are reflected in the Company's financial statements last filed by the Company as part of a publicly available Regulatory Document). The Insurance Policies are valid, outstanding, and enforceable in accordance with their respective terms and will not in any way be affected by, or terminated or lapsed solely by reason of, the transactions contemplated by this Agreement. To the knowledge of the Company, neither the Company nor any Company Subsidiary has been refused any insurance with respect to any material properties, assets or operations, nor has any coverage been limited or terminated by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last three (3) years.

         SECTION 4.23. TAX TREATMENT. Neither the Company nor any of its Affiliates has taken or agreed to take any action that or has failed to take any action the result of which would (but without giving effect to any actions taken or agreed to be taken by Bancorp or any of its Affiliates) prevent the Merger from qualifying as a "reorganization" under Section 368(a) of the Code.

                                    ARTICLE V
             REPRESENTATIONS AND WARRANTIES OF BANCORP AND THE BANK

         Bancorp and the Bank jointly and severally represent and warrant to the Company and First Savings, except as otherwise Previously Disclosed, as follows:

         SECTION 5.1. ORGANIZATION, GOOD STANDING, AUTHORITY, INSURANCE, ETC.
(a) Bancorp is a corporation organized, existing, and in good standing under the laws of the State of Indiana, and is registered as a savings and loan holding company with the OTS under the HOLA. The Bank is a federal savings association. Each "subsidiary" of Bancorp within the meaning of Section 10(a)(1)(G) of HOLA (individually a "BANCORP SUBSIDIARY" and collectively the "BANCORP SUBSIDIARIES") has been Previously Disclosed. Each of the Bancorp Subsidiaries is organized, existing, and in good standing under the laws of the respective jurisdiction under which it is organized as set forth in the Bancorp Disclosure Schedule. Each of Bancorp and the Bancorp Subsidiaries has all requisite corporate power and corporate authority and is qualified and licensed to own, lease, and operate its properties and conduct its business as it is now being conducted, except for such failure or failures to be so qualified or licensed as would not, in the aggregate, have a Bancorp Material Adverse Effect. Bancorp has made available to the Company a true, complete and correct copy of the articles of incorporation, charter or other organizing documents and of the bylaws of Bancorp and each Bancorp Subsidiary as in effect on the date of this Agreement. Each of Bancorp and the Bancorp Subsidiaries is qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which qualification is necessary under Applicable Law, except to the extent that any failures to so qualify would not, in the aggregate, have a Bancorp Material Adverse Effect. The Bank is a member in good standing of the Federal Home Loan Bank of Indianapolis, and all eligible accounts issued by the

Bank are insured by SAIF as administered by the FDIC to the maximum extent permitted under Applicable Law, and all premiums and assessments required in connection therewith have been paid by the Bank. The Bank is a "domestic building and loan association" as defined in Section 7701(a)(19) of the Code, and is a "qualified thrift lender" as defined in Section 10(m) of the HOLA.

                  (b) The minute books of Bancorp and the Bancorp Subsidiaries contain records of all meetings and other corporate actions held or taken of their respective shareholders and Boards of Directors (including the committees of such Boards) since January 1, 1996, which records are complete and accurate in all material respects and have been made available to the Company.

         SECTION 5.2. CAPITALIZATION. The authorized capital stock of Bancorp consists of 7,000,000 shares of Bancorp Common Stock, of which 3,183,717 shares were issued and outstanding as of the date of this Agreement, and 5,000,000 shares of serial preferred stock, par value of $1.00 per share, of which no shares were outstanding as of the date of this Agreement. As of the date of this Agreement, except as Previously Disclosed, there were no shares of Bancorp Common Stock reserved for issuance. All issued and outstanding shares of Bancorp Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except as Previously Disclosed and as contemplated by this Agreement, there are no outstanding Rights to purchase or acquire any capital stock of Bancorp and no oral or written agreement, contract, arrangement, understanding, plan or instrument of any kind to which Bancorp or any of its Affiliates is subject with respect to the issuance, voting or sale of issued or unissued shares of the capital stock of Bancorp. The shares of Bancorp Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Closing, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

         SECTION 5.3. OWNERSHIP OF SUBSIDIARIES. All the outstanding shares of the capital stock or other ownership interests in all of the Bancorp Subsidiaries are validly issued, fully paid, nonassessable and owned beneficially and of record by Bancorp or a Bancorp Subsidiary free and clear of any Encumbrance. There are no outstanding Rights to purchase or acquire any capital stock of any Bancorp Subsidiary and no oral or written agreement, contract, arrangement, understanding, plan or instrument of any kind to which Bancorp or any of its Affiliates is subject with respect to the issuance, voting or sale of issued or unissued shares of the capital stock of any of the Bancorp Subsidiaries. Neither Bancorp nor any Bancorp Subsidiary owns any of the capital stock or other equity securities (including any Rights with respect to such securities) of or profit participations in any Person or "company" (as defined in Section 10(a)(1)(C) of the HOLA) other than the Federal Home Loan Bank of Indianapolis and the Bancorp Subsidiaries.

         SECTION 5.4. FINANCIAL STATEMENTS AND REPORTS. For the past three years, Bancorp and the Bancorp Subsidiaries have timely filed all Regulatory Documents required to be filed by them, except to the extent that all failures to so file, in the aggregate, would not have a Bancorp Material Adverse Effect; and all such documents, as finally amended, complied in all material respects with applicable requirements of Applicable Law and, as of their respective date or the date as amended, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent stated therein, all financial statements and schedules included in the documents referred to in the preceding sentences (i) are in accordance with Bancorp's books and records and those of any of the Bancorp Subsidiaries, which books and records are complete and accurate in all material respects and have been maintained in all material respects in accordance with Applicable Law, and (ii) present fairly the consolidated financial position and the consolidated results of operations and cash flows of Bancorp as of the dates and for the periods indicated in accordance with GAAP consistently applied during the periods involved (except for the omission of notes to unaudited statements, year-end adjustments to interim results normal in nature and amount and changes in GAAP and except where regulatory reporting requirements provide otherwise). The audited consolidated financial statements of Bancorp as of September 30, 1998 and for the three years then ended last filed by Bancorp as part of a publicly available Regulatory Document disclose all liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when asserted), as of their respective dates, of Bancorp and the Bancorp Subsidiaries required to be reflected in such financial statements according to GAAP, other than liabilities which are not, in the aggregate, material to Bancorp and the Bancorp Subsidiaries, taken as a whole, and contain in the opinion of management, adequate reserves for losses on loans and properties acquired in settlement of loans, Taxes and all other material accrued liabilities and for all reasonably anticipated material losses in accordance with GAAP, if any, as of such date. Except for (i) those liabilities that are fully reflected or reserved against on Bancorp's audited consolidated balance sheet last filed by Bancorp as part of a publicly available Regulatory Document and (ii) liabilities incurred in the ordinary course of business since the date of such audited consolidated balance sheet and which would not have, individually or in the aggregate, a Bancorp Material Adverse Effect, Bancorp has no liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise and whether due or to become due, which are or would be required by GAAP to be shown on its consolidated balance sheet.

         SECTION 5.5. ABSENCE OF CHANGES. (a) Except as disclosed in publicly available Regulatory Documents filed by Bancorp prior to the date of this Agreement, since September 30, 1998, there has been no event, occurrence, development, fact, or set of circumstances of any nature existing or, to the knowledge of Bancorp, threatened which, individually or in the aggregate, has had or could reasonably be expected to have a Bancorp Material Adverse Effect.

                  (b) Except as Previously Disclosed, since September 30, 1998, each of Bancorp and the Bancorp Subsidiaries has owned and operated its respective assets, properties, and businesses in the ordinary course of business and consistent with past practice.

         SECTION 5.6. NO BROKER'S OR FINDER'S FEES. No agent, broker, investment banker, Person, or firm acting on behalf or under authority of Bancorp or any of the Bancorp Subsidiaries is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly in connection with the Merger, except Bancorp has engaged JMP Financial, Inc., an investment banking firm, to provide financial advisory services.

         SECTION 5.7. LITIGATION AND OTHER PROCEEDINGS. (a) Except for matters which would not have, in the aggregate, a Bancorp Material Adverse Effect, neither Bancorp nor any Bancorp Subsidiary is a defendant in, nor is any of its property subject to, any pending, or, to the knowledge of Bancorp, threatened claim, action, suit, investigation, or proceeding. There is no judicial order, judgment, or decree to which any of Bancorp, the Bancorp Subsidiaries or their respective properties is subject which has had or could reasonably be expected to have a Bancorp Material Adverse Effect.

                  (b) All pending claims, actions, suits, investigations, and proceedings in which Bancorp or any Bancorp Subsidiary is a defendant and all judicial orders, judgments, or decrees to which the Bancorp or any Bancorp Subsidiary is subject have been Previously Disclosed.

         SECTION 5.8. COMPLIANCE WITH LAW. Bancorp and the Bancorp Subsidiaries have been and are in compliance in all respects with all Applicable Laws, except where such noncompliance would not have, in the aggregate, a Bancorp Material Adverse Effect, and neither Bancorp nor any Bancorp Subsidiary has received notice from any Governmental Authority of any material violation of, and does not know of any material violations of, any Applicable Law.

         SECTION 5.9. CORPORATE ACTIONS. The Board of Directors of Bancorp has authorized its officers to execute and deliver this Agreement and to take all action necessary to consummate the Merger and the other transactions contemplated hereby. Except for obtaining the requisite approval of the Bancorp shareholders as contemplated hereby, all corporate authorization by the Board of Directors of Bancorp required for the consummation of the Merger and the transactions contemplated hereby has been obtained.

         SECTION 5.10. AUTHORITY. Except as Previously Disclosed, the execution, delivery and performance by Bancorp of its obligations under this Agreement and the consummation thereby of the transactions contemplated hereby do not, and will not, violate or conflict with any of the provisions of, or constitute a breach or default (or an event which, with notice or lapse of time, or both, would constitute a breach or default) under, terminate, give any Person the right to terminate, modify or accelerate payment or performance under or result in the creation of any Encumbrance upon any of the properties or assets of Bancorp under (i) the articles of incorporation, charter, or by-laws of Bancorp, the Bank, or any other Bancorp Subsidiary, (ii) subject to the Governmental Approvals and the approval of Bancorp shareholders described below, any Applicable Law to which Bancorp or any of the Bancorp Subsidiaries is subject, or (iii) except, in each case, where such violation, conflict, breach, default, termination (or right to terminate), modification, acceleration, or Encumbrance would not, individually or in the aggregate, have a Bancorp Material Adverse Effect, any Contract to which Bancorp or any of the Bancorp Subsidiaries is a party or is subject or by which any of their properties or assets is bound or affected. The parties acknowledge that the consummation of the Merger is subject to various regulatory approvals. Bancorp has all requisite corporate power and corporate authority to enter into this Agreement and to perform its obligations hereunder. Other than the Governmental Approvals and the requisite approval of Bancorp shareholders as contemplated hereby, no filings, notices, approvals, or consents are required on behalf of Bancorp or any Bancorp Subsidiary in connection with the consummation of the transactions contemplated by this Agreement. Bancorp has no knowledge of any reason why the Governmental Approvals cannot be obtained or granted on a timely basis. This Agreement constitutes the valid and binding obligation of Bancorp and is enforceable in accordance with its terms, except as enforceability may be limited by Applicable Law relating to bankruptcy, insolvency or creditors' rights generally, the rights of creditors of insured depository institutions, and general principles of equity.

         SECTION 5.11. INFORMATION FURNISHED; REGISTRATION STATEMENT. (a) To the knowledge of Bancorp, no statement contained in any schedule, certificate, or other document furnished (whether prior to or subsequent to the date of this Agreement) or to be furnished in writing by or on behalf of Bancorp or any of its Affiliates to the Company pursuant to this Agreement contains or will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (b) None of the information provided by Bancorp or any Bancorp Subsidiary for inclusion in the Registration Statement, at the time the Registration Statement becomes effective or, in the case of the Proxy Statement, at the date of mailing, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of the Registration Statement and Proxy Statement, except for such portions thereof that relate only to the Company or a Company Subsidiary, will comply as to form in all material respects with the provisions of the Securities Act and Exchange Act, as applicable.

         SECTION 5.12. PROPERTY AND ASSETS. Bancorp and the Bancorp Subsidiaries have good and marketable title to all of their real property reflected in the consolidated financial statements last filed by Bancorp as part of a publicly available Regulatory Document or acquired subsequent thereto, free and clear of all Encumbrances, except for (a) such items reflected in such financial statements or in the notes thereto, (b) liens for current taxes not yet delinquent, (c) customary title exceptions that have no material adverse effect upon the current use of such property, (d) property sold or transferred in the ordinary course of business consistent with past practice since the date of such financial statements and (e) as otherwise Previously Disclosed. Bancorp and the Bancorp Subsidiaries enjoy peaceful and undisturbed possession under all material leases for the use of real property under which they are the lessee; all of such leases are valid and binding and in full force and effect and neither Bancorp nor any Bancorp Subsidiary is in default in any respect under any such lease, except where such failure to be valid and binding and in full force and effect, or where such default, would not have, in the aggregate, a Bancorp Material Adverse Effect. No consent of the lessor of any material real property or material personal property lease is required for consummation of the Merger. There has been no physical loss, damage or destruction, whether or not covered by insurance, affecting the real properties of Bancorp and the Bancorp Subsidiaries since September 30, 1998, except such loss, damage or destruction which would not have, in the aggregate, a Bancorp Material Adverse Effect. All property and assets material to their businesses and currently used by Bancorp and the Bancorp Subsidiaries are, in all material respects, in good operating condition and repair, normal wear and tear excepted.

         SECTION 5.13. AGREEMENTS AND INSTRUMENTS. Except as Previously Disclosed, neither Bancorp nor any Bancorp Subsidiary is a party to:

                  (a) any material Contract;

                  (b) any Contract relating to the borrowing of money by Bancorp or any Bancorp Subsidiary or the guarantee by Bancorp or any Bancorp Subsidiary of any such obligation (other than Federal Home Loan Bank advances with a maturity of one year or less from the date hereof);

                  (c) any Contract to make loans or for the provision, purchase, or sale of goods, services, or property between Bancorp or any Bancorp Subsidiary and any director or officer of Bancorp or any Bancorp Subsidiary, or any member of the immediate family or Affiliate of any of the foregoing (other than loans or deposits made on an arms-length basis in the ordinary course of business);

                  (d) any Contract with or concerning any labor or employee organization;

                  (e) any Contract between Bancorp or any Bancorp Subsidiary and any Affiliate thereof (other than Contracts solely between Bancorp and a Bancorp Subsidiary or solely between Bancorp Subsidiaries);

                  (f) any agreements, directives, orders, or similar arrangements between or involving Bancorp or any Bancorp Subsidiary and any Governmental Authority;

                  (g) any Contract with respect to the employment, retention, or severance of any directors, officers, employees, or consultants;

                  (h) any Contract which materially restricts the conduct of any line of business by Bancorp or any current or future Affiliates thereof; or

                  (i) any Contract pursuant to which Bancorp or any Bancorp Subsidiary is or may become obligated to invest in or contribute capital to any Bancorp Subsidiary.

         SECTION 5.14. MATERIAL CONTRACT DEFAULTS. Neither Bancorp nor any Bancorp Subsidiary nor, to the knowledge of Bancorp, the other party thereto is in default in any respect under any Contract to which any of Bancorp or the Bancorp Subsidiaries is a party or by which its respective assets, business, or operations may be bound or affected or under which it or its respective assets, business, or operations receives benefits, other than any such default or defaults which would not have, in the aggregate, a Bancorp Material Adverse Effect, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. To the knowledge of Bancorp, all material Contracts to which Bancorp or any of the Bancorp Subsidiaries is a party are valid, binding, and in full force and effect.

         SECTION 5.15. TAX MATTERS. (a) Bancorp, each of the Bancorp Subsidiaries and any affiliated group (within the meaning of Section 1504(a) of the Code) of which Bancorp or any of the Bancorp Subsidiaries is a member have filed all Tax Returns required to be filed by them and have made timely payments of all Taxes due and payable, whether disputed or not; and such Tax Returns are true, correct, and complete in all material respects. Neither the IRS nor any other taxing authority is now asserting or, to the knowledge of Bancorp, threatening to assert any deficiency or claim for additional Taxes, nor to the knowledge of Bancorp is there any basis for any such assertion or claim. Bancorp and each of the Bancorp Subsidiaries have complied in all material respects with applicable IRS backup withholding requirements and have filed all appropriate information reporting returns for all Tax years for which the statute of limitations has not closed. Bancorp and each Bancorp Subsidiary have complied with all applicable state law sales and use Tax collection and reporting requirements.

                  (b) Adequate provision for any Taxes due or to become due for Bancorp or any of the Bancorp Subsidiaries for any period or periods through and including September 30, 1998, has been made and is reflected on the September 30, 1998 audited consolidated financial statements last filed by Bancorp as part of a publicly available Regulatory Document and has been or will be made with respect to periods ending after September 30, 1998.

         SECTION 5.16. ENVIRONMENTAL MATTERS. To the knowledge of Bancorp, neither Bancorp nor any Bancorp Subsidiary owns or leases any properties affected by toxic waste, radon gas, or other hazardous conditions or constructed in part with the use of asbestos. Neither Bancorp nor any Bancorp Subsidiary has knowledge of, nor has Bancorp or any Bancorp Subsidiary received written notice from any Governmental Authority of, any conditions, activities, practices, or incidents which are reasonably likely to interfere with or prevent compliance or continued compliance by Bancorp or any Bancorp Subsidiary with hazardous substance laws or any regulation, order, decree, judgment, or injunction, issued, entered, promulgated or approved thereunder, or which may give rise to any legal liability on the part of Bancorp or any Bancorp Subsidiary, or otherwise form the basis of any claim, action, suit, proceeding, hearing, or investigation against or of Bancorp or any Bancorp Subsidiary, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, release or threatened release into the environment, of any pollutant, contaminant, or chemical, or industrial, toxic, or hazardous substance or waste. There is no civil, criminal, or administrative claim, action, suit, proceeding, hearing, or investigation pending or, to the knowledge of Bancorp, threatened against Bancorp or any Bancorp Subsidiary relating in any way to such hazardous substance laws or any regulation, order, decree, judgment, or injunction issued, entered, promulgated or approved thereunder. To the knowledge of Bancorp, none of Bancorp or the Bancorp Subsidiaries has made or participated in any loan to any Person who is subject to any civil, criminal, or administrative claim, action, suit, proceeding, hearing, or investigation relating in any way to such hazardous substance laws or any regulation, order, decree, judgment, or injunction issued, entered, promulgated or approved thereunder and relating to the property secured by such loan.

         SECTION 5.17. LOAN PORTFOLIO; PORTFOLIO MANAGEMENT. (a) All evidences of indebtedness reflected as assets in the consolidated financial statements last filed by Bancorp as part of a publicly available Regulatory Document or acquired since such date, are (except with respect to those assets which are no longer assets of Bancorp or any Bancorp Subsidiary) binding obligations of the respective obligors named therein except as enforcement may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors rights generally, and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding may be brought, and the payment of no material amount thereof (either individually or in the aggregate with other evidences of indebtedness) is subject to any defenses which have been threatened or asserted against Bancorp or any Bancorp Subsidiary. All such indebtedness which is secured by an interest in real property is secured by a valid and perfected mortgage lien having the priority specified in the loan documents. All loans originated or purchased by Bancorp or any Bancorp Subsidiaries were at the time entered into and at all times since have been in compliance in all material respects with all Applicable Laws. Bancorp and the Bancorp Subsidiaries administer their loan and investment portfolios in accordance with all Applicable Laws and the terms of applicable instruments. The records of Bancorp and the Bancorp Subsidiaries regarding all loans outstanding on their books are accurate in all material respects and the risk classification system has been established in accordance with the requirements of the OTS.

                  (b) Bancorp and the Bank have Previously Disclosed a list, accurate and complete in all material respects, of the aggregate amounts of loans, extensions of credit, and other assets of Bancorp and the Bancorp Subsidiaries that have been adversely designated, criticized, or classified as of September 30, 1998, separated by Asset Classification; and no amounts of loans, extensions of credit, or other assets that have been adversely designated, classified or criticized as of the date hereof by any representative of any Government Authority as "Special Mention," "Substandard," "Doubtful," "Loss," or words of similar import are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit, or other assets that were charged off or recovered by Bancorp or any of the Bancorp Subsidiaries before the date hereof.

         SECTION 5.18. REAL ESTATE LOANS AND INVESTMENTS. Except for properties acquired in settlement of loans, there are no facts, circumstances, or contingencies known to Bancorp which exist which would require a material reduction under GAAP in the present carrying value of any of the real estate investments, joint ventures, construction loans, other investments, or other loans of Bancorp or any Bancorp Subsidiary (either individually or in the aggregate with other loans and investments).

         SECTION 5.19. DERIVATIVES CONTRACTS. (a) Neither Bancorp nor any of the Bancorp Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter Derivatives Contract or any other Contract not included on the consolidated balance sheet last filed by Bancorp as part of a publicly available Regulatory Document which is a Derivatives Contract, except for those Derivatives Contracts Previously Disclosed, including a list, as applicable, of any of Bancorp's or the Bank's assets pledged as security for a Derivatives Contract.

                  (b) All Derivative Contracts to which Bancorp or any Bancorp Subsidiary is a party or by which any of their properties or assets may be bound were entered into in the ordinary course of business and in accordance with prudent banking practice, based on industry-wide standards at the time, and with counterparties believed by Bancorp to be financially responsible at the time.

         SECTION 5.20. INSURANCE. Bancorp and the Bancorp Subsidiaries have in effect insurance coverage with reputable insurers which, in respect of amounts, types, and risks insured, is reasonably adequate for the business in which Bancorp and the Bancorp Subsidiaries are engaged. All Insurance Policies are in full force and effect, The Insurance Policies are valid, outstanding, and enforceable in accordance with their respective terms and will not in any way be affected by, or terminated or lapsed solely by reason of, the transactions contemplated by this Agreement. To the knowledge of Bancorp, neither Bancorp nor any Bancorp Subsidiary has been refused any insurance with respect to any material properties, assets or operations, nor has any coverage been limited or terminated by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last three (3) years.

         SECTION 5.21. TAX TREATMENT. Neither Bancorp nor any of its Affiliates has taken or agreed to take any action that or has failed to take any action the result of which would (but without giving effect to any actions taken or agreed to be taken by the Company or any of its Affiliates) prevent the Merger from qualifying as a "reorganization" under Section 368(a) of the Code.

                                   ARTICLE VI
                                    COVENANTS

         SECTION 6.1. CONDUCT OF BUSINESS BY THE COMPANY. During the period from the date of this Agreement and continuing through the Closing Date, except as Previously Disclosed and except as expressly contemplated and permitted by this Agreement or with the prior written consent of Bancorp (which consent shall not be unreasonably withheld), the Company shall cause each of the Company and the Company Subsidiaries to (a) carry on its business in the ordinary course consistent with past practice; (b) use its reasonable best efforts to preserve its present business organization and relationships; (c) use its reasonable best efforts to keep available the present services of the Company's and the Company Subsidiaries' employees; and (d) use its reasonable best efforts to preserve its rights, franchises, goodwill, and relations with customers and others with whom it conducts business. Without limiting the generality of the foregoing, except as expressly contemplated and permitted by this Agreement, consented to in writing by Bancorp or Previously Disclosed, the Company shall not, and the Company shall not permit any of the Company Subsidiaries to, directly or indirectly:

                           (i) amend its articles/certificate of incorporation,
charter, or bylaws (or comparable governing instruments) or merge with or into or consolidate with any other Person, subdivide, combine or in any way reclassify any shares of its capital stock, or change in any manner the rights of its outstanding capital stock;

                           (ii) issue or sell or purchase any shares of its
capital stock, or issue or sell or purchase any option, warrant, convertible or exchangeable security, right, subscription, call, unsatisfied pre-emptive right or other agreement or right of any kind to purchase or otherwise acquire (including, without limitation, by exchange or conversion) (each a "RIGHT") any shares of its capital stock (except that the Company may issue shares of Company Common Stock upon (i) exercise of Company Options outstanding on the date of this Agreement or (ii) as Previously Disclosed);

                           (iv) waive any right of value to its business other
than a waiver, together with all other such waivers, that would not have a Company Material Adverse Effect;

                           (v) make any change in its accounting methods or
practices for Tax or accounting purposes or make any change in depreciation or amortization policies or rates adopted by it for Tax or accounting purposes, except in each case as required by GAAP or Applicable Law;

                           (vi) materially change, or agree to change, any of
its lending activities, policies or practices, except as required by Applicable Law or by any Governmental Authority;

                           (vii) make any loan or advance to any of its
Affiliates, officers, directors, employees, consultants, agents, or other representatives (other than travel advances made in the ordinary course of business consistent with past practice), or make any other loan or advance otherwise than in the ordinary course of business consistent with past practice;

                           (viii) sell, offer to sell, abandon or make any other
disposition of any of its material assets, including selling or closing any branches; or grant or suffer any Encumbrance on any of its material assets;

                           (ix) except in the ordinary course of business
consistent with past practice, incur or assume, or agree to incur or assume, any liability or obligation (whether or not currently due and payable) relating to its business or any of its assets;

                           (x) create, renew, amend, terminate or cancel, or
take any other action that may result in the creation, renewal, amendment, termination, or cancellation of, any Contract with any of its Affiliates;

                           (xi) declare, set aside or pay any dividends or
declare or make any other distributions of any kind on or in respect of its capital stock (other than dividends from a Company Subsidiary to the Company or another Company Subsidiary), or make any direct or indirect redemption, retirement, purchase, or other acquisition of any shares of its capital stock or Rights, provided that the Company may declare and pay its regular quarterly cash dividends on the Company Common Stock of not more than $0.115 per share per quarterly period, provided further that the parties agree that after the date of this Agreement, each of Bancorp and the Company shall coordinate with the other the declaration of any dividends in respects of Bancorp Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Company Common Stock and any shares of Bancorp Common Stock any such holder receives in exchange therefore in the Merger;

                           (xii) create, renew, amend, terminate or cancel, or
take any other action that may result in the creation, renewal, amendment, termination, or cancellation of, any Contract, except in the ordinary course of business consistent with past practice and as would not, in the aggregate, have a Company Material Adverse Effect; enter into or amend any Contract pursuant to which it agrees to indemnify any party on behalf of its business or pursuant to which it agrees to refrain from competing with any party with respect to its business;

                           (xiii) except as Previously Disclosed, adopt, amend,
renew, terminate or accelerate or vest benefits under any Company Employee Benefit Plan or Benefit Arrangement or any other employee program, plan, agreement, arrangement, or policy between the Company or a Company Subsidiary and one or more of employees or directors of the Company or a Company Subsidiary, except as required by Applicable Law;

                           (xiv) commit any act or omission which constitutes a
breach or default under any Contract or license to which it is a party or by which it or any of its properties or assets is bound except as would not have, in the aggregate, a Company Material Adverse Effect;

                           (xv) acquire in any manner, including by way of
merger, consolidation, or purchase of an equity interest or assets, any business or any corporation, partnership, association, or other business organization or division thereof (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice);

                           (xvi) increase the salary or wages of any employees
of the Company or of any Company Subsidiary; or pay any incentive, bonus, or similar payments to employees or directors other than as required by the terms of any Company Employee Benefit Plan or Benefit Arrangement in effect as of the date hereof and Previously Disclosed;

                           (xvii) purchase any debt securities or derivative
securities that are defined as "complex securities" under OTS Thrift Bulletin No. 13a dated December 1, 1998 as revised or purchase any Derivatives Contracts;

                           (xviii) make any investment which would cause First
Savings to not be a qualified thrift lender under Section 10(m) of the HOLA, or not to be a "domestic building and loan association" as defined in Section 7701(a)(19) of the Code;

                           (xix) change its existing investment guidelines
Previously Disclosed, except as required by Applicable Law or any Governmental Authority, or the manner in which its investment securities portfolio is classified or reported;

                           (xx) authorize or make capital expenditures in excess
of $100,000, individually, or $500,000, in the aggregate;

                           (xxi) take any action that or fail to take any action
the result of which would (but without giving effect to any actions taken or agreed to be taken by the Company or any of its Affiliates) prevent the Merger from qualifying as a "reorganization" under Section 368(a) of the Code; or

                           (xxii) agree (by Contract or otherwise) to do any of
the foregoing.

         SECTION 6.2. MAINTENANCE OF RECORDS. Through the Closing Date, the Company and the Company Subsidiaries will maintain their Records in the same manner and with the same care that such Records have been maintained prior to the execution of this Agreement.

         SECTION 6.3. SALARY AND BENEFITS. (a) Bancorp shall, or shall cause the appropriate Bancorp Subsidiary to, permit employees of the Company or any Company Subsidiary who are employees with the Company or any Company Subsidiary as of immediately prior to the Effective Time and become employees of Bancorp or a Bancorp Subsidiary as of the Effective Time ("TRANSFERRED EMPLOYEES") to participate in the employee benefit plans, programs, and arrangements of Bancorp or the Bancorp Subsidiaries, as applicable (the "BANCORP PLANS"), on the same terms as such plans and benefits are offered to similarly situated employees of Bancorp or the Bancorp Subsidiaries, as applicable. Bancorp shall recognize, or shall cause the appropriate Bancorp Subsidiary to recognize, each Transferred Employee's service with the Company or any Company Subsidiary for purposes of determining eligibility to participate in and vest under the Bancorp

Plans, but not for purposes of benefit accruals under any such plans and no such Transferred Employees or dependents shall be subject to any uninsured waiting periods or preexisting condition exclusions under any plan of Bancorp or the Bank. Furthermore, benefit levels under the welfare plans sponsored by Bancorp or the Bank shall be determined based upon prior service with the Company or any Company Subsidiaries.

                  (b) Bancorp shall, or shall cause the appropriate Bancorp Subsidiary to, use its best efforts to employ employees of the Company or any Company Subsidiary who are employees with the Company or any Company Subsidiary as of immediately prior to the Effective Time on the same terms and conditions as are offered to similarly situated employees of Bancorp or the Bancorp Subsidiaries, as applicable; provided, however, that for a period of 12 months after the Effective Time, salaries of Transferred Employees shall not be reduced below the level of such salaries for such employees immediately prior to the Effective Time.

                  (c) Bancorp shall enter into a six-year employment contract with Richard Gatton which shall contain such provisions as are customarily included in such agreements with key management personnel. The employment contract also shall include the provisions included in EXHIBIT B attached hereto.

                  (d) Bancorp shall enter into a three-year employment contract with Jeffrey Gatton which shall contain such provisions as are customarily included in such agreements with key management personnel. The employment contract also shall include the provisions included in EXHIBIT B attached hereto.

                  (e) Notwithstanding the foregoing, Bancorp shall, or shall cause the appropriate Bancorp Subsidiary to, (A) provide severance benefits equal to one week of pay for each year of service with the Company or a Company Subsidiary (including any service as an employee of Bancorp or a Bancorp Subsidiary) to Persons who (i) were employees of the Company or any Company Subsidiary immediately prior to the Effective Time, (ii) are terminated without cause as of or within 12 months after the Effective Time by Bancorp or a Bancorp Subsidiary (but not upon termination by the employee or termination for cause by Bancorp or a Bancorp Subsidiary), and (iii) are not otherwise entitled to any severance benefits under any Contract as a result or in respect of such termination, in the amounts as Previously Disclosed, which amounts, less applicable withholding taxes, shall be paid upon the effectiveness of such termination and (B) recognize and carry forward as of the Effective Time all sick leave and vacation accrued by each Transferred Employee during the 12 month period ending on (and including) the Closing Date under the respective policies of Bancorp or the appropriate Bancorp Subsidiary (but (x) without giving effect to any accrued benefits carried forward from any time prior to such 12-month period under such Bancorp and Bancorp Subsidiary policies and (y) in no event greater than such benefits as would accrue under such policies during one full calendar year without giving effect to accrued benefits carried forward from prior calendar years under such policies).

                  (f) Further, Bancorp shall, or shall cause the appropriate Bancorp Subsidiary to, perform after the Effective Time all of the obligations of the Company or the appropriate Company Subsidiary under the terms of the severance agreements existing as of the date hereof which are between the Company or a Company Subsidiary, on the one hand, and management employees (other than G. Richard Gatton) of the Company or a Company Subsidiary, on the other hand, which have been Previously Disclosed and which by their terms survive the Effective Time, provided, however, that the Company shall use its best efforts to modify those agreements or replace them with agreements so that no benefits are payable solely as a result of the Merger.

         SECTION 6.4. EFFORTS OF PARTIES TO CLOSE. During the period from the date of this Agreement through the Closing Date, each party to this Agreement shall take such actions as may be reasonably required to carry out the provisions hereof and the transactions contemplated hereby and each party hereto shall use its reasonable best efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the Merger, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of the transactions contemplated hereby. During the period from the date of this Agreement and continuing through the Closing, except as required by Applicable Law or with the prior written consent of the other parties to this Agreement, no party to this Agreement shall take any action which, or fail to take any action the failure of which to be taken, would, or could reasonably be expected to, (a) result in any of the representations and warranties set forth in this Agreement on the part of the party taking or failing to take such action being or becoming untrue in any material respect; (b) result in any conditions to the Closing set forth in Article VII not being satisfied; or (c) adversely affect or materially delay the receipt of any of the requisite regulatory approvals or the consummation of the Merger.

         SECTION 6.5. CONFIDENTIALITY AND ANNOUNCEMENTS. (a) Other than as required by Applicable Law upon prior notice to the other parties (where reasonably practicable), the Filing of a Form 8-K with respect to this Agreement reasonably acceptable to both parties, or with the prior consent of the other parties, none of Bancorp, the Company, the Bank, or First Savings shall, and each of the foregoing shall cause each of its Affiliates and Representatives not to, disclose to any Person the fact of execution and delivery hereof, any of the contents hereof or any information with respect to the Merger or the other transactions contemplated hereby, except that nothing herein shall prohibit any party from providing any information to its regulatory authorities as required by Applicable Law.

                  (b) Subject to Section 6.7(a) and (b), the parties to this Agreement shall agree with each other as to the form and substance of any press release related to this Agreement or the transactions contemplated hereby and shall consult each other as to the form and substance of other public disclosures related hereto and thereto.

         SECTION 6.6. ACCESS; CERTAIN COMMUNICATIONS. Between the date of this Agreement and the Closing Date, subject to any Applicable Laws relating to the exchange of information:

                  (a) The Company and the Company Subsidiaries shall afford to Bancorp and its authorized agents and representatives reasonable access, upon reasonable notice to an executive officer of the Company and during normal business hours, to all Contracts, documents, and information of or relating to the assets, liabilities, business, operations, personnel, and other aspects of the business of the Company and the Company Subsidiaries. The Company and the Company Subsidiaries shall cause their personnel, attorneys, and accountants to provide assistance to Bancorp in Bancorp's investigation of matters relating to the Merger, including allowing Bancorp and its authorized agents and representatives access to their operating sites and facilities and cooperating therewith in an effort to coordinate and facilitate the integration of Bancorp's and the Company's computer systems in anticipation of consummation of the Merger; provided, however, that Bancorp's investigation shall be conducted in a manner which does not unreasonably interfere with the normal operations, customers, and employee relations of the Company and the Company Subsidiaries; provided further, however, that, in providing the foregoing access, the Company shall not be required to jeopardize its attorney-client privilege (the Company hereby agreeing to use all reasonable efforts to make appropriate alternative disclosure arrangements in such circumstances).

                  (b) Bancorp shall afford to the Company and its authorized agents and representatives reasonable access, upon reasonable notice to an executive officer of Bancorp and during normal business hours, to all Contracts, documents, and information of or relating to the assets, liabilities, business, operations, personnel, and other aspects of the business of Bancorp and the Bancorp Subsidiaries. Bancorp shall cause its personnel, attorneys and accountants to provide assistance to the Company in the Company's investigation of matters relating to the Merger, including allowing the Company and its authorized agents and representatives access to its operating sites and facilities; provided, however, that the Company's investigation shall be conducted in a manner which does not unreasonably interfere with Bancorp's normal operations, customers, and employee relations; provided further, however, that, in providing the foregoing access, Bancorp shall not be required to jeopardize its attorney-client privilege (Bancorp hereby agreeing to use all reasonable efforts to make appropriate alternative disclosure arrangements in such circumstances).

                  (c) The investigations of the parties pursuant to this Section
6.6 shall not affect any of the representations or warranties contained herein.

         SECTION 6.7. COOPERATION; PREPARATION OF DOCUMENTS. (a) The parties to this Agreement shall cooperate with each other and use their reasonable best efforts promptly to prepare and file all necessary documentation, to effect all applications, notices, petitions, and filings, and to obtain as promptly as practicable all permits, consents, approvals, waivers, and authorizations of all third parties and Governmental Authorities which are necessary or advisable to consummate the transactions contemplated by this Agreement. If any required consent of or waiver by any third party (excluding any Governmental Authority) is not obtained prior to the Closing, or if the assignment of any Contract would be ineffective or would adversely affect any material rights or benefits thereunder so that Bancorp would not in fact receive all such rights and benefits, the parties hereto, each without cost, expense or liability to the other, shall cooperate in good faith to seek, if possible, an alternative arrangement to achieve the economic results intended. The parties to this Agreement will have the right to review in advance, and will consult with each other on, in each case subject to Applicable Laws relating to the exchange of information, all the information relating to Bancorp, the Bancorp Subsidiaries, the Company, or the Company Subsidiaries, as the case may be, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement; provided, however, that nothing contained herein shall be deemed to provide any party to this Agreement with a right to review any information provided to any Governmental Authority on a confidential basis in connection with the transactions contemplated hereby. The parties to this Agreement agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals, and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the others apprised of the status of matters relating to completion of the transactions contemplated herein. The party responsible for a filing as set forth above shall promptly deliver to the other parties hereto evidence of the filing of all applications, filings, registrations, and notifications relating thereto (except for any confidential portions thereof), and any supplement, amendment, or item of additional information in connection therewith (except for any confidential portions thereof). The party responsible for a filing shall also promptly deliver to the other parties hereto a copy of each material notice, order, opinion, and other item of correspondence received by such filing party from any Governmental Authority in respect of any such application (except for any confidential portions thereof). In exercising the foregoing rights and obligations, Bancorp, the Bancorp Subsidiaries, the Company, and the Company Subsidiaries shall each act reasonably and as promptly as practicable.

                  (b) Bancorp and the Company shall jointly prepare and file with the SEC as soon as is reasonably practicable the Registration Statement (or the equivalent in the form of preliminary proxy material). The parties hereto shall use their reasonable best efforts (i) to cause the Registration Statement to become effective, (ii) to maintain the effectiveness thereof through the Effective Time, and (iii) to the extent any such party becomes aware of any information contained or omitted from the Registration Statement which makes any material statement contained therein false or misleading, to file the information necessary to make such statements in the Registration Statement not false or misleading. Bancorp also shall take such other reasonable actions (other than qualifying to do business in any jurisdiction in which it is not so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Bancorp Common Stock under the Registration Statement as contemplated hereby. Bancorp and the Company shall use their respective reasonable best efforts to mail at the earliest practicable date to Bancorp shareholders and the Company shareholders, respectively, a Proxy Statement, which shall include all information required under Applicable Law to be furnished to Bancorp shareholders and Company shareholders, respectively, in connection with the Merger and the transactions contemplated hereby and shall include the recommendation of the Bancorp Board and of the Company Board in favor of the Merger, this Agreement, and the transactions contemplated hereby; provided, however, that the parties shall not be required to make such recommendation if it reasonably determines in good faith not to so recommend based upon the advice of counsel, which counsel or is otherwise reasonably acceptable to the other party, to the effect that to so recommend would constitute a violation of the Board's fiduciary duties under Applicable Law.

                  (c) Each party to this Agreement shall, upon request, promptly furnish each other with all information concerning themselves, Affiliates, directors, officers, and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement (including the Registration Statement), filing, notice, or application made by or on behalf of Bancorp, the Bank, the Company, or First Savings to any Governmental Authority in connection with the transactions contemplated by this Agreement.

                  (d) The parties to this Agreement shall promptly advise each other upon receiving any communication from any Governmental Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any requisite regulatory approval will not be obtained or that the receipt of any such approval will be materially delayed.

         SECTION 6.8. NOTIFICATION OF CERTAIN MATTERS. (a) Each party to this Agreement shall give prompt notice to the other parties of the occurrence, or any known failure to occur, of any event or existence of any condition that has caused or could reasonably be expected to cause any of its representations or warranties contained in this Agreement to be untrue or inaccurate in any material respect at any time after the date of this Agreement, up to and including the Closing Date, and (ii) any failure on its part to comply with or satisfy, in any material respect, any covenant, condition, or agreement to be complied with or satisfied by it under this Agreement.

                  (b) During the period from the date of this Agreement to the Closing Date, each party will promptly notify the other party of any material change in the conduct of its business or in the operation of its properties and of any governmental complaints, investigations, or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of significant litigation involving the party, and will keep each other fully informed of such events.

                  (c) Bancorp shall provide the Company with true, correct, and complete copies of Bancorp's audited consolidated financial statements as of September 30, 1999 and for the three years then ended promptly following completion thereof, but in any event on or before the date such financial statements are first filed with the SEC or any other Governmental Authority in any Regulatory Document.

                  (d) The Company shall provide Bancorp with true, correct, and complete copies of the Company's audited consolidated financial statements as of June 30, 1999 and for the three years then ended promptly following completion thereof, but in any event on or before the date such financial statements are first filed with the SEC or any other Governmental Authority in any Regulatory Document.

         SECTION 6.9. EXPENSES. Except as otherwise expressly provided herein, the parties hereto shall each bear their respective direct and indirect expenses incurred in connection with the negotiation and preparation of this Agreement and the consummation of the transactions contemplated hereby (including all fees and expenses payable to or on behalf of financial advisors, attorneys, accountants, and consultants).

         SECTION 6.10. THIRD PARTY PROPOSALS. None of the Company, any of the Company Subsidiaries, any of the Affiliates of the foregoing or any officers, directors, employees, representatives, or advisors of the foregoing ("REPRESENTATIVES") shall directly or indirectly solicit, encourage, or facilitate inquiries or proposals, or enter into any definitive agreement, with respect to, or initiate or participate in any negotiations or discussions with any Person concerning, any acquisition or purchase of all or any material portion of the assets of, or of any material equity interest in, the Company or any of the Company Subsidiaries or any merger or business combination with or involving the Company or any of the Company Subsidiaries other than as contemplated by this Agreement (each, an "ACQUISITION PROPOSAL") or furnish any information regarding the Company or the Company Subsidiaries to any such Person; provided, however, that the Board of Directors of the Company may, and may authorize and permit its Representatives to, furnish or cause to be furnished nonpublic information, subject to a binding confidentiality agreement with the Company to such Person and may participate in such discussions and negotiations directly or through its Representatives with such Person, if (i) such Board of Directors has reasonably determined in good faith based upon the written advice of counsel, which counsel is reasonably acceptable to Bancorp, to the effect that the failure to provide such nonpublic information or participate in such negotiations and discussions would constitute a violation of the Board's fiduciary duties under Applicable Law and (ii) copies of all information so furnished to such Person and the terms of such Person's Acquisition Proposal (and any supplements or amendments thereto) are furnished promptly to Bancorp. The Company, the Company Subsidiaries, and any of their respective Affiliates and Representatives shall notify Bancorp immediately if any Acquisition Proposal (including the terms thereof) is received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated with any of the Company, the Company Subsidiaries, or any of the Affiliates or Representatives of the foregoing. None of the Company, the Company Subsidiaries, or any of their respective Affiliates and Representatives shall amend, modify, waive or terminate, or otherwise release any Person from, any standstill, confidentiality, or similar agreement or arrangement currently in effect with respect to the Company or any of the Company Subsidiaries. Nothing contained in this Agreement shall require the Company or the Company Board to take any action or fail to take any action in violation of Applicable Laws.

         SECTION 6.11. STOCK LISTING. Bancorp shall use its reasonable best efforts to cause to be listed on the NASDAQ NMS, subject to official notice of issuance, the shares of Bancorp Common Stock to be issued as Merger Consideration.

         SECTION 6.12. INTEGRATION; CONFORMING ENTRIES. (a) The Company and First Savings, prior to the Closing, shall (i) consult and cooperate with Bancorp regarding the implementation as of the Effective Time of those policies, procedures, and systems (including computer stems) established by Bancorp for its governance and operations and for that of the Bancorp Subsidiaries and not otherwise referenced in Sections 6.12(b) and 6.12(c), including, without limitation, policies, procedures, and systems pertaining to the accounting, asset/liability management, audit, credit, human resources, treasury, and legal functions, and (ii) at the request of Bancorp, conform the Company's and the Company Subsidiaries' existing policies, procedures and systems to Bancorp's policies, procedures, and systems or, in the absence of any existing Company or Company Subsidiary policy, procedure, or system regarding any function, introduce Bancorp's policies, procedures, and systems in respect thereof, in each case effective as of the Effective Time, unless to do so would cause the Company or any of the Company's Subsidiaries to be in violation of any Applicable Law.

                  (b) Notwithstanding that the Company believes that the Company and the Company Subsidiaries have established all reserves and taken all provisions for possible loan losses required by GAAP and Applicable Laws, the Company recognizes that Bancorp may have adopted different loan, accrual, and reserve policies (including loan classifications and levels of reserves for possible loan losses). From and after the date of this Agreement to the Closing, Bancorp and the Company shall consult and cooperate with each other with respect to conforming as of the Effective Time the loan, accrual, and reserve policies of Company and the Company Subsidiaries to those policies of Bancorp, as specified in each case in writing to the Company and the Company Subsidiaries.

                  (c) Subject to Applicable Laws, the Company shall (i) establish and take such reserves and accruals at such time as Bancorp shall reasonably request to conform the Company's loan, accrual, and reserve policies to Bancorp's policies, and (ii) establish and take such accruals, reserves, and charges in order to implement such policies in respect of excess facilities and equipment capacity, severance costs, litigation matters, write-off or write-down of various assets, and other appropriate accounting adjustments, and to recognize for financial accounting purposes such expenses of the Merger and restructuring charges related to or to be incurred in connection therewith, in each case at such times as are reasonably requested by Bancorp; provided, however, that on the date such reserves, accruals, and charges are to be taken, Bancorp shall certify to the Company that the conditions set forth in Sections 7.1, 7.2, and 7.3 have been satisfied or waived (except to the extent that any waiting period associated therewith may then have commenced but not expired); and provided further, however, that the Company shall not be required to take any such action that is not consistent with GAAP and regulatory accounting principles.

         SECTION 6.13. TAX-FREE TREATMENT. Each of the parties hereto shall use its reasonable best efforts to cause the Merger to constitute a "reorganization" under Section 368(a) of the Code.

         SECTION 6.14. AGREEMENTS OF AFFILIATES. The Company shall cause each Person who may be at the Effective Time or was on the date hereof an "affiliate" of the Company for purposes of Rule 145 under the Securities Act to execute and deliver to the Company, no less than 45 days prior to the date of the meeting of Company shareholders to approve the Merger, the written undertakings in the form attached hereto as EXHIBIT A. On or prior to such delivery date, the Company shall provide Bancorp with a letter specifying, to its knowledge, all of the Persons who may be deemed to be "affiliates" of the Company under the preceding sentence.

         SECTION 6.15. STOCKHOLDER APPROVAL. (a) Each of Bancorp and the Company shall call a meeting of its shareholders to be held as soon as practicable for the purpose of voting upon and approving the Merger, this Agreement and the transactions contemplated hereby.

                  (b) The Company Board shall submit for approval of Company shareholders the matters to be voted upon in order to authorize the Merger and hereby does and will recommend the Merger, this Agreement and the transactions contemplated hereby to Company shareholders and will use its best efforts to obtain any vote of Company shareholders that is necessary for the approval of the Merger and the approval and adoption of this Agreement and consummation of the transactions contemplated hereby, provided that Company shall have received an opinion of Trident Securities, a Division of McDonald Investments, Inc., or such other nationally recognized investment banking firm as is reasonably acceptable to Bancorp and the Company, dated within five days of mailing of the Proxy Statement to Company shareholders that the Exchange Ratio is fair to Company shareholders from a financial point of view (Bancorp hereby agreeing that the terms of this proviso are subject to the Company's using all reasonable efforts to obtain such opinion from Trident Securities, a Division of McDonald Investments, Inc. and, if not forthcoming therefrom within a reasonable period of time following a request made therefor, to obtain such opinion from at least one such other reasonably acceptable investment banking firm); provided further, however, that the Company Board shall not be required to make such recommendation if it reasonably determines in good faith not to so recommend based upon the written advice of counsel, which counsel either is reasonably acceptable to Bancorp, to the effect that to so recommend would constitute a violation of the Board's fiduciary duties under Applicable Law.

                  (c) The Bancorp Board shall submit for approval of Bancorp shareholders the matters to be voted upon in order to authorize the Merger and hereby does and will recommend the Merger, this Agreement and the transactions contemplated hereby to Bancorp shareholders and will use its best efforts to obtain any vote of Bancorp shareholders that is necessary for the approval of the Merger and the approval and adoption of this Agreement and consummation of the transactions contemplated hereby provided that Bancorp shall have received an opinion of JMP Financial, Inc., or such other nationally recognized investment banking firm as is reasonably acceptable to Bancorp and the Company, dated within five days of mailing of the Proxy Statement to Bancorp shareholders that the Exchange Ratio is fair to Bancorp shareholders from a financial point of view (the Company hereby agreeing that the terms of this proviso are subject to the Bancorp's using all reasonable efforts to obtain such opinion from JMP Financial, Inc. and, if not forthcoming therefrom within a reasonable period of time following a request made therefor, to obtain such opinion from at least one such other reasonably acceptable investment banking firm); provided further, however, that the Bancorp Board shall not be required to make such recommendation if it reasonably determines in good faith not to so recommend based upon the written advice of counsel, which counsel either is reasonably acceptable to the Company, to the effect that to so recommend would constitute a violation of the Board's fiduciary duties under Applicable Law.

         SECTION 6.16. INDEMNIFICATION. From and after the Effective Time, Bancorp shall indemnify, defend and hold harmless, and advance expenses for, the present and former officers and directors of the Company against all losses, expenses, claims, damages or liabilities arising from any acts or omissions by such person in his or her capacity as such occurring prior to the Effective Time, including any of the foregoing arising out of the transactions contemplated by this Agreement, to the fullest extent permitted or required under the Articles of Incorporation and Bylaws of Bancorp, in each case, as in effect on the date hereof. This Section shall be construed as an agreement as to which the directors and officers of the Company and the Company Subsidiaries referred to herein are intended to be third party beneficiaries and shall be enforceable by such persons and their heirs and representatives.

         SECTION 6.17. D&O INSURANCE. From and after the Effective Time, Bancorp shall maintain in effect, for not less than three years, policies of directors and officers liability insurance providing coverage with respect to matters occurring prior to the Effective Time, which policies shall cover those present and former officers and directors of the Company and the Company Subsidiaries that are covered by and shall provide coverage that is no less beneficial, in the aggregate, than those covered and that coverage provided by the current policies of the Company; provided, however, that Bancorp shall not be required to pay aggregate premiums for such insurance in excess of $50,000, but in such case shall purchase as much coverage as possible for such amount.

         SECTION 6.18. ENVIRONMENTAL REPORTS. Bancorp, at its expense, may order within thirty (30) days of the Agreement a reputable environmental firm selected by Bancorp (the "ENVIRONMENTAL FIRM") to perform a phase one environmental investigation and/or asbestos survey on (i) each parcel of Company real estate ("Company Property") owned or leased by, (ii) each office and premise used as a facility ("FACILITY PROPERTY") by, and (iii) each property that serves as security for any Company real estate loan having an original principal balance greater than $500,000 made by, the Company or any Company Subsidiary (collectively, clauses (i), (ii) and (iii), the "CURRENT PROPERTY"); provided, however, that Bancorp shall use reasonable efforts to cause the Environmental Firm to complete any such investigation or survey as soon as reasonably practicable, but not later than sixty (60) days after the date hereof. In addition, Bancorp, at its expense, may cause the Environmental Firm to perform a phase one environmental examination and/or asbestos survey on any Company Property or Facility Property acquired, leased or used by the Company or any of the Company Subsidiaries after the date hereof (together with the Current Property, the "COMPANY PROPERTY"); provided, however, that Bancorp shall use reasonable efforts to cause the Environmental Firm to complete any such investigation or survey as soon as reasonably practicable, but not later than fifteen (15) days after being notified by the Company of the acquisition, lease, or commencement of use of such Company Property or Facility Property. If a phase one report provided by the Environmental Firm recommends that a phase two environmental survey be performed with respect to any parcel of the Company Property, then Bancorp, at its expense, may cause the Environmental Firm to perform a phase two environmental investigation of such Company Property; provided, however, that Bancorp shall use reasonable efforts to cause the Environmental Firm to complete any such phase two investigation as soon as reasonably practicable, but not later than forty-five (45) days after the date that such phase one report is received by Bancorp. Should the cost of taking all remedial or other corrective actions and measures (i) required by Applicable Law or (ii) recommended by the Environmental Firm in such phase one or phase two report or reports in light of potentially serious life, health, or safety concerns, in the aggregate, exceed the sum of $250,000, as reasonably estimated by the Environmental Firm, or if the cost of such actions or measures cannot be so reasonably estimated by the Environmental Firm to be such amounts or less with any reasonable degree of certainty, Bancorp shall have the right pursuant to Section 8.1(a)(vi) hereof, for a period of fifteen (15) Business Days following receipt of such estimate or indication that the cost of such actions and measures cannot be so reasonably estimated, to terminate this Agreement.

                                   ARTICLE VII
                    CONDITIONS TO CONSUMMATION OF THE MERGER

         SECTION 7.1. MUTUAL CONDITIONS. The obligations of each party to this Agreement to consummate the Merger shall be subject to the following conditions:

                  (a) No statute, rule, regulation, order, injunction, decree, or other Applicable Law shall have been enacted, entered, issued, promulgated or enforced by any Governmental Authority which prohibits, restricts or makes illegal consummation of the Merger pursuant hereto (an "INJUNCTION") and which remains in effect; and no proceeding initiated by any Governmental Authority seeking an Injunction shall be pending;

                  (b) All consents, waivers, authorizations, and approvals required from all Governmental Authorities to consummate Merger shall have been obtained and shall remain in full force and effect and all waiting periods under Applicable Law in respect thereof shall have expired or terminated;

                  (c) The Merger, this Agreement, and the transactions contemplated hereby shall have been approved by the Bancorp shareholders and the Company shareholders, in each case, in the manner required by Applicable Law;

                  (d) The SEC shall have declared the Registration Statement effective; and on the Closing Date and at the Effective Time, no stop order suspending the effectiveness of the Registration

Statement shall have been issued and no proceedings for that purpose shall have been initiated or then threatened by the SEC;

                  (e) The shares of Bancorp Common Stock, if any, to be issued as Merger Consideration in the Merger shall have been approved for listing on the NASDAQ NMS, subject to official notice of issuance;

                  (g) Bancorp and the Company shall have received an opinion of Manatt, Phelps & Phillips, LLP, or of such other reasonably qualified Person as Bancorp and the Company shall reasonably determine, in form and substance reasonably acceptable to Bancorp and the Company, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, (i) the Merger should constitute a "reorganization" within the meaning of Section 368(a) of the Code and (ii) no gain or loss should be recognized by Company shareholders who receive solely Bancorp Common Stock in exchange for shares of Company Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Bancorp Common Stock). In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of the Company, Bancorp, and others.

         SECTION 7.2. CONDITIONS TO BANCORP'S OBLIGATIONS. The obligations of Bancorp to consummate the Merger shall be subject to the following conditions:

                  (a) The representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representation and warranty speaks as of an earlier date) as of the Closing Date as though made on and as of the Closing Date;

                  (b) Each of the Company and the Company Subsidiaries shall have performed and complied in all material respects with each agreement, covenant, obligation, and condition required by this Agreement to be performed or complied with by it at or prior to the Closing Date;

                  (c) The Company shall have delivered to Bancorp a certificate, dated as of the Closing Date, signed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer, confirming the satisfaction of the conditions contained in paragraphs (a) and (b) of this Section 7.2;

                  (d) Bancorp, at its expense, shall have received from Crowe, Chizek and Company LLP letters dated the date of mailing the Prospectus and the date of the Closing to the effect that: (i) with respect to the Company they are independent accountants within the meaning of the Securities Act and the Exchange Act, (ii) it is their opinion that the audited consolidated financial statements of the Company included in or incorporated by reference into the Prospectus comply as to form in all material respects with the applicable accounting requirements of the Securities Act and Exchange Act, (iii) on the basis of such procedures as are set forth therein but without performing an examination in accordance with generally accepted auditing standards nothing has come to their attention which would cause them to believe that (A) any unaudited interim financial statements appearing in the Prospectus do not comply as to form in all material respects with the applicable accounting requirements of the Securities Act and Exchange Act; (B) said financial statements are not stated on a basis substantially consistent with that of the audited financial statements;
(C) (1) at the date of the latest available consolidated financial statements of the Company and at a specific date not more than five (5) Business Days prior to the date of each such letter there has been, except as specified in such letter, any increase in the outstanding capital stock, or indebtedness for borrowed money of the Company (other than deposits and Federal Home Loan Bank advances with a maturity of one year or less) or any decrease in the shareholders' equity thereof as compared with amounts shown in the latest statement of financial condition included in the Prospectus, or (2) for the period from the date of the latest audited financial statements of the Company included in or incorporated by reference into the Prospectus to a specific date not more than five (5) Business Days prior to the date of each such letter, there were, except as specified in such letter, any decreases, as compared with the corresponding period in the preceding year, in consolidated net income for the Company excluding expenses associated with the Merger or any increase, as compared with the corresponding period in the preceding year, in the provision for loan losses for the Company,
(iv) they have performed certain specific procedures as a result of which they determined that certain information of an accounting, financial or statistical nature included in the Prospectus and requested by Bancorp and agreed upon by such accountants, which is expressed in dollars (or percentages obtained from such dollar amounts) and obtained from accounting records which are subject to the internal controls of the Company's accounting system or which has been derived directly from such accounting records by analysis or computation is in agreement with such records or computations made therefrom (excluding any questions of legal interpretation), and (v) on the basis of such procedures as are set forth in such letter, nothing came to their attention with respect to the Company which would cause them to believe that the pro forma financial statements had not been properly compiled on the pro forma basis described therein; and

                  (e) Each Person who may be at the Effective Time or was on the date of this Agreement an "affiliate" of the Company for purposes of Rule 145 under the Securities Act shall have executed and delivered to the Company, at least 45 days prior to the date of the meeting of the Company shareholders to approve the Merger, the written undertakings in the form attached hereto as EXHIBIT A.

         SECTION 7.3. CONDITIONS TO THE COMPANY'S OBLIGATIONS. The obligations of the Company to consummate the Merger shall be subject to the following conditions:

                  (a) The representations and warranties of Bancorp set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representation and warranty speaks as of an earlier date) as of the Closing Date as though made on and as of the Closing Date;

                  (b) Each of Bancorp and the Bancorp Subsidiaries shall have performed and complied in all material respects with each agreement, covenant, obligation, and condition required by this Agreement to be performed or complied with by it at or prior to the Closing Date; and

                  (c) Bancorp shall have delivered to Bancorp and the Company a certificate, dated as of the Closing Date, signed on behalf of Bancorp by its Chief Executive Officer and Chief Financial Officer, confirming the satisfaction of the conditions contained in paragraphs (a) and (b) of this Section 7.3.

                                  ARTICLE VIII
                                   TERMINATION

         SECTION 8.1. TERMINATION. (a) This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval and adoption of this Agreement by the Bancorp shareholders or the Company shareholders, as follows:

                           (i) by written consent of the parties hereto;

                           (ii) by Bancorp or the Company if a condition to the
terminating party's obligation to close set forth in Article VII cannot be satisfied prior to the date set forth in Section 8.1(a)(iv) below unless caused by the breach of any covenant or agreement under this Agreement (x) by Bancorp or the Bank, in the case of a termination by the Company, or (y) by the Company or First Savings, in the case of termination by Bancorp;

                           (iii) by Bancorp or the Company (provided that none
of the terminating party or any of its Affiliates is not then in material breach of any representation, warranty, covenant, or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Bancorp or the Bank, in the case of a termination by the Company, or on the part of the Company or First Savings, in the case of a termination by Bancorp, which breach is not cured within thirty (30) days following written notice given by the terminating party to the party committing such breach, or, by its nature, cannot be cured prior to the date set forth in Section 8.1(a)(iv) below, and which breach would entitle the terminating party to not consummate the Merger pursuant to Article VII;

                           (iv) by Bancorp or the Company, if the Closing has
not occurred on or before March 31, 2000 (provided that the right to terminate this Agreement under this Section 8.1(a)(iv) shall not be available to any party whose failure or whose Affiliate's failure to perform any covenant of obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date);

                           (v) by Bancorp if the Company Board shall withdraw,
modify or change in a manner adverse to Bancorp its recommendation with respect to the Merger, this Agreement, or the transactions contemplated hereby, or by the Company if the Bancorp Board shall withdraw, modify or change in a manner adverse to the Company its recommendation with respect to the Merger, this Agreement, or the transactions contemplated hereby;

                           (vi) by Bancorp pursuant to and in accordance with
the provision of the last sentence of Section 6.18.

                   (b) The termination of this Agreement shall be effectuated by the delivery by the party terminating this Agreement to the other party of a written notice of such termination. If this Agreement terminates pursuant to this Section 8.1, it shall become null and void and have no further force or effect, except as provided in Section 8.2.

         SECTION 8.2. SURVIVAL AFTER TERMINATION. If this Agreement is terminated in accordance with Section 8.1 hereof and the transactions contemplated hereby are not consummated, this Agreement shall become void and of no further force and effect, without any liability on the part of any party hereto, except for the provisions of Sections 6.5 and 6.9. Notwithstanding the foregoing, nothing in this Section 8.2 shall relieve any party to this Agreement of liability for a willful breach of any provision of this Agreement.

         SECTION 8.3. TERMINATION FEE. If, prior to the Effective Time, this Agreement is terminated by the Company and within 12 months of the date of termination, the Company agrees to be acquired by, merged, or otherwise combined with any third party, in consideration for Bancorp's expenditure of time and money in connection with the drafting of this Agreement and the actions of Bancorp connected hereto, the Company shall pay Bancorp the amount of $250,000.

                                   ARTICLE IX
                                  MISCELLANEOUS

         SECTION 9.1. AMENDMENTS; WAIVER. This Agreement may be amended by the parties hereto, by action taken by or on behalf of their respective Boards of Directors, at any time before or after approval of this Agreement by the Bancorp shareholders or Company shareholders; provided, however, that after any such approval by the Bancorp shareholders or Company shareholders, no such amendment shall be made which under Applicable Law would require further approval or authorization by the Bancorp shareholders or Company shareholders, without obtaining such further approval or authorization. Notwithstanding the foregoing, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of any party to waive (i) any inaccuracies in the representations and warranties contained herein made by any other party or in any document, certificate or writing delivered pursuant hereto by any other party, or (ii) compliance with any of the agreements, covenants, or conditions contained herein, shall be valid only if set forth in an instrument in writing signed on behalf of such party. No such waiver shall constitute a waiver of, or estoppel with respect to, any subsequent or other inaccuracy, breach, or failure to strictly comply with the provisions of this Agreement. The failure of any party at any time or times to enforce or require performance of any provision hereof shall in no way operate as a waiver or affect the right of such party at a later time to enforce the same.

         SECTION 9.2. ENTIRE AGREEMENT. This Agreement (including Disclosure Schedules, Annexes, Exhibits, certificates, lists and documents referred to herein, and any documents executed by the parties simultaneously herewith or pursuant hereto,) constitute the entire agreement of the parties hereto and supersede all prior agreements and understandings, written and oral, among the parties with respect to the subject matter hereof.

         SECTION 9.3. NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. No investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties which are contained herein and each such representation and warranty shall survive such investigation. The representations, warranties, covenants, and agreements of the parties contained herein shall not survive the Effective Time, except for those covenants and agreements which by their terms contemplate performance after the Effective Time.

         SECTION 9.4. INTERPRETATION. When a reference is made in this Agreement to Sections, Annexes, Exhibits, or Disclosure Schedules, such reference shall be to a Section of or Annex or Exhibit or Disclosure Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement," "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the first paragraph of this Agreement.

         SECTION 9.5. SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable in any jurisdiction, the provision shall be interpreted to be only so broad as is enforceable in that jurisdiction.

         SECTION 9.6. NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon delivery in person, (b) upon transmission by telecopy (with written confirmation), (c) upon receipt if mailed by registered or certified mail (return receipt requested), or (d) on the business date after being delivered to a reputable overnight delivery service, in each case, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         If to Bancorp or the Bank:

                  Peoples Bancorp
                  212 West 7th Street
                  Auburn, Indiana  46706
                  Attention:  Mr. Maurice F. Winkler, III, President and
                              Chief Operating Officer
                  Telecopy:

         With a copy to:

                  Barnes & Thornburg
                  11 South Meridian Street
                  Indianapolis, Indiana  46204
                  Attention:  Claudia Swhier, Esq.
                  Telecopy:  317-231-7433

         If to the Company or First Savings:

                  Three Rivers Financial Corporation
                  123 Portage Avenue
                  Three Rivers, Michigan  49093
                  Attention:  Mr. G. Richard Gatton, President and
                              Chief Executive Officer
                  Telecopy:

          With copies to:

                  Manatt, Phelps & Phillips, LLP 1501 M Street, N.W.
                  Suite 700
                  Washington, D.C.  20005
                  Attention:  Edward L. Lublin, Esq.
                  Telecopy:  202-463-4394

         SECTION 9.7. BINDING EFFECT; PERSONS BENEFITING; NO ASSIGNMENT. Subject to the last sentence of this Section 9.7, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Except for the provisions of Sections 6.16 and 6.17, nothing in this Agreement is intended or shall be construed to confer upon any Person other than the parties hereto and their respective successors and permitted assigns any right, remedy, or claim under or by reason of their Agreement or any part hereof or to create any third party beneficiaries. This Agreement may not be assigned by any of the parties hereto without the prior written consent of each of the other parties hereto.

         SECTION 9.8. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same agreement, it being understood that all of the parties need not sign the same counterpart.

         SECTION 9.9. GOVERNING LAW. This agreement, the legal relations between the parties and the adjudication and the enforcement thereof, shall be governed by and interpreted and construed in accordance with the substantive laws of the State of Indiana, without regard to applicable choice of law provisions thereof.

         SECTION 9.10. SPECIFIC PERFORMANCE. The parties hereto each acknowledge that, in view of the uniqueness of its business and the transactions contemplated by this Agreement, each party would not have an adequate remedy at law for money damages in the event that the covenants to be performed hereunder have not been performed in accordance with their terms, and therefore agree that the other parties shall be entitled to specific enforcement of the terms hereof in addition to any other equitable remedy to which such parties may be entitled.

         SECTION 9.11. WAIVER OF JURY TRIAL. THE PARTIES TO THIS AGREEMENT AGREE TO WAIVE ANY RIGHT TO A JURY TRIAL AS TO ALL DISPUTES HEREUNDER.

         IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.


                                         PEOPLES BANCORP


                                         By: /s/ Roger J. Wertenberger
                                            -----------------------------------
                                         Name:   Roger J. Wertenberger
                                         Title:  Chairman



                                         THREE RIVERS FINANCIAL CORPORATION


                                         By: /s/ G. Richard Gatton
                                            -----------------------------------
                                         Name:   G. Richard Gatton
                                         Title: President and Chief
                                                  Executive Officer

                                                                       ANNEX B
JMP FINANCIAL, INC.
-------------------
753 GRAND MARAIS
GROSSE POINTE PARK, MI 48230
TEL/FAX (313) 824-1711
                                                               October 16, 1999

Board of Directors
Peoples Bancorp
212 West 7th Street
Auburn, Indiana 46706

Gentlemen:

         We have examined the Plan of Reorganization and Agreement and Plan of Merger (the "Agreement") by and among Peoples Bancorp ("PFDC"), an Indiana corporation, and Three Rivers Financial Corporation ("THR"), a Delaware corporation, dated September 21, 1999, by which PFDC will acquire all the outstanding shares of THR in exchange for shares of PFDC (the "Exchange").

         The terms of the transaction contemplated by the Agreement provide that each share of THR common stock issued and outstanding as of the closing date of this Merger (the "Effective Date") shall be exchanged, pursuant to the Exchange Ratio specified in the Agreement, into shares of PFDC. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange to the shareholders of PFDC (the "Shareholders").

         JMP Financial, Inc. ("JMP"), as a regular part of its investment banking business, is engaged in the valuation of the securities of commercial and savings banks as well as the holding companies of commercial and savings banks in connection with mergers, acquisitions, and divestitures, and for other purposes.

         In connection with this engagement and rendering this opinion, we reviewed materials deemed necessary and appropriate by us under the circumstances, including;

         - Audited consolidated financial statements of THR and PFDC for the three years ended June 30, 1999 and September 30, 1998, respectively;
         - Unaudited financial statements of PFDC for the nine months ended June 30, 1999 and internal financial reports of PFDC and THR as of August 31, 1999;
         -    Other publicly available information concerning THR and PFDC;
         - Publicly available information with respect to certain other bank holding companies, which we deemed, appropriate, including competitors of THR and PFDC;
         - Publicly available information with respect to the nature and terms of certain other thrift merger and acquisition transactions which we consider relevant;
         -    The Agreement;
         - Reviewed and discussed with representatives of management of THR its large or over 60 day delinquent loans;

 Page Two
 Peoples Bancorp
 October 16, 1999


         - Reviewed and discussed with representatives of management of THR and PFDC, certain information of a business and financial nature regarding THR and PFDC, including financial forecast and related assumptions, provided by THR or PFDC or otherwise publicly available; and
         - Reviewed certain historical market prices and trading volumes of THR and PFDC common stock.

         We have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial statements and other information reviewed by us for the purposes of the opinion expressed herein. We have not made an independent evaluation or appraisal of the assets and liabilities of THR or PFDC or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have also assumed that there has been no material change in THR's or PFDC's assets, financial condition, results of operations, business, or prospects since the date of the last financial statements made available to us for THR and PFDC, respectively. This opinion is necessarily based on economic, market and other conditions in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the opinion and that JMP does not have any obligation to update, revise or reaffirm it.

         The opinion expressed herein is being rendered to the Board of Directors of PFDC solely for its use in evaluation of the proposed transaction, assuming the transaction is consummated upon the terms set forth in the Agreement. The opinion is not intended to confer rights or remedies upon any stockholder of THR or PFDC or any person other than PFDC's Board of Directors.

         Based upon the terms and conditions of the Exchange and the current market value and further upon such other considerations as we deem relevant, JMP is, subject to the foregoing, of the opinion on the date hereof, that the consideration to be paid to the shareholders of THR in the Exchange is fair from a financial point of view to the Shareholders of PFDC, if the transaction contemplated by the Agreement is in fact consummated pursuant to the terms thereof.



                                         Sincerely,

                                         /s/John Palffy
                                         John Palffy
                                         President
                                         JMP Financial, Inc.

                                                                       ANNEX C








                               TRIDENT SECURITIES
                     A DIVISION OF MCDONALD INVESTMENTS INC.
                         4601 SIX FORKS ROAD, SUITE 400
                          RALEIGH, NORTH CAROLINA 27609
                            TELEPHONE (919) 781-8900
                            FACSIMILE (919) 787-1670




September 21, 1999




Board of Directors
Three Rivers Financial Corporation
123 Portage Avenue
Three Rivers, MI 49093

Attention:        Mr. Richard Gatton
                  Chief Executive Officer

Members of the Board:

         You have requested our opinion with respect to the fairness, from a financial point of view, as of the date hereof, to the holders of the common stock, par value $0.01 per share ("Three Rivers Common"), of Three Rivers Financial Corporation, ("Three Rivers"), of the Exchange Ratio, as set forth in the Plan Of Reorganization And Agreement And Plan Of Merger (the "Agreement"), between Three Rivers and Peoples Bancorp ("Peoples").
The Agreement provides for the merger (the "Merger") of Three Rivers with and into Peoples Bancorp, pursuant to which, among other things, at the Effective Time (as defined in the Agreement), each outstanding share of Three Rivers Common, other than shares held in the treasury of Three Rivers, will be converted into the right to receive 1.08 shares of the common stock, par value $1.00 per share ("Peoples Common") of Peoples Bancorp, as set forth in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement.

         Trident Securities, a Division of McDonald Investments Inc., as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Board of Directors
September 21, 1999
Page 2


         We have acted as Three Rivers' financial advisor in connection with, and have participated in certain negotiations leading to, the Agreement. In connection with rendering our opinion set forth herein, we have among other things:

         (i)   Reviewed the Agreement and exhibits;

         (ii) Reviewed certain publicly available financial statements of Three Rivers and Peoples;

         (iii) Reviewed certain other public and non-public information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of Three Rivers and Peoples provided to us or publicly available;

         (iv) Participated in meetings and telephone conferences with members of senior management of Three Rivers and Peoples concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters we believed relevant to our inquiry;

         (v) Reviewed certain stock market information for Three Rivers Common and Peoples Common, and compared it with similar information for certain companies, the securities of which are publicly traded;

         (vi) Compared the results of operations and financial condition of Three Rivers and Peoples with that of certain companies, which we deemed to be relevant for purposes of this opinion;

         (vii) Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions, which we deemed to be relevant for purposes of this opinion; and

         (ix) Performed such other reviews and analyses as we have deemed appropriate.

         In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have relied upon the accuracy and completeness of the representations, warranties and covenants of Three Rivers and Peoples contained in the Agreement. We have not been engaged to undertake, and have not assumed any responsibility for, nor have we conducted, an independent investigation or verification of such matters. We have not been engaged to and we have not conducted a physical inspection of any of the assets, properties or facilities of either Three Rivers or Peoples, nor have we made or obtained or been furnished with any independent valuation or appraisal of any of such assets, properties or facilities or any of the liabilities of

Board of Directors
September 21, 1999
Page 3


either Three Rivers or Peoples. With respect to financial forecasts used in our analysis, we have assumed that such forecasts have been reasonably prepared or reviewed by management of Three Rivers and Peoples, as the case may be, on a basis reflecting the best currently available estimates and judgments of the management of Three Rivers and Peoples, as to the future performance of Three Rivers, Peoples, and Three Rivers and Peoples combined, as the case may be. We have not been engaged to, and we have not, assumed any responsibility for, nor have we conducted any independent investigation or verification of such matters, and we express no view as to such financial forecasts or the assumptions on which they are based. We have also assumed that all of the conditions to the consummation of the Merger, as set forth in the Agreement, including the tax-free treatment of the Merger to the holders of Three Rivers Common, would be satisfied and that the Merger would be consummated on a timely basis in the manner contemplated by the Agreement.

         We will receive a fee for our services as financial advisor to Three Rivers, a substantial portion of which is contingent upon closing of the Merger. We will also receive a fee for our services in rendering this opinion.

         In the ordinary course of business, we may actively trade securities of Peoples and Three Rivers for our own account and for the accounts of customers and accordingly, we may at any time hold a long or short position in such securities.

         This opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the Exchange Ratio, to the holders of Three Rivers Common, and does not address the underlying business decision by Three Rivers' Board of Directors to effect the Merger, does not compare or discuss the relative merits of any competing proposal or any other terms of the Merger, and does not constitute a recommendation to any Three Rivers shareholder as to how such shareholder should vote with respect to the Merger. This opinion does not represent an opinion as to what the value of Three Rivers Common or Peoples Common may be at the Effective Time of the Merger or as to the prospects of Three Rivers' business or Peoples' business.

         This opinion is directed to the Board of Directors of Three Rivers and may not be reproduced, summarized, described or referred to or given to any other person without our prior written consent. Notwithstanding the foregoing, this opinion may be included in the proxy statement to be mailed to the holders of Three Rivers Common in connection with the Merger, provided that this opinion will be reproduced in such proxy statement in full, and any description of or reference to us or our actions, or any summary of the opinion in such proxy statement, will be in a form reasonably acceptable to us and our counsel.

Board of Directors
September 21, 1999
Page 4


         Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of Three Rivers Common from a financial point of view.

                                 Very truly yours,



                                 /s/ Trident Securities
                                 TRIDENT SECURITIES
                                 A DIVISION OF McDONALD INVESTMENTS INC.

                                                                         Annex D

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 10-K

             For Annual and Transition Report Pursuant to Section 13 or
                     15(d) of the Securities Exchange Act of 1934

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended September 30, 1998

                                       or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from ________ to ________

                         Commission File Number 0-18991

                                 PEOPLES BANCORP
             (Exact name of registrant as specified in its charter)

      INDIANA                                                   35-1811284
(State or other jurisdiction                                 (I.R.S. Employer
of incorporation or organization)                         Identification Number)

212 West 7th Street, Auburn, Indiana                                    46706
------------------------------------                                    -----

(Address of principal executive offices)                              (Zip Code)

       Registrant's telephone number, including area code: (219) 925-2500
        Securities registered pursuant to Section 12(b) of the Act: None

           Securities registered pursuant to Section 12(g) of the Act

                     Common Stock, par value $1.00 per share

                                (Title of Class)

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No .

        Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. [X ]

     Aggregate market value of voting stock held by non-affiliates of the registrant, as of December 28, 1999: $43,769,891.

        Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of December 28, 1999:

           3,105,962 shares of Common Stock, par value $1.00 per share

                      Documents Incorporated by Reference:

        Portions of the definitive Proxy Statement/Prospectus (Part III) and the Annual Report to Stockholders for the year ended September 30, 1999 (Parts II and IV).

                                     PART I

Item 1.  Business

General

      Peoples Bancorp (the "Company") is an Indiana corporation organized in October 1990 to become the thrift holding company for Peoples Federal Savings Bank of DeKalb County (the "Bank" or "Peoples Federal"). The Company is the sole shareholder of Peoples Federal. The Bank conducts business from its main office in Auburn and its seven full-service offices located in Avilla, Columbia City, Garrett, Kendallville, LaGrange, and Waterloo, Indiana. Peoples Federal offers a full range of retail deposit services and lending services to northeastern Indiana. The Company has no other business activity other than being the holding company for Peoples Federal.

      The Bank was founded in 1925 and chartered by the Federal Home Loan Bank Board ("FHLBB"), now the Office of Thrift Supervision ("OTS"), in 1937. Since that time, the Bank has been a member of the Federal Home Loan Bank System ("FHLB System") and the Federal Home Loan Bank of Indianapolis ("FHLB of Indianapolis"), and its savings accounts are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF"), as administered by the Federal Deposit Insurance Corporation (the "FDIC").

      The Company is a unitary savings and loan holding company subject to regulation by the OTS. The Company's securities are registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, the Company is subject to the information, proxy solicitation, insider trading, and other restrictions and requirements of the Exchange Act.

         In May 1997, the Board authorized a stock repurchase program. Purchases of up to 240,000 shares may be made in open market or in privately negotiated transactions. As of September 30, 1999, the Company had repurchased 233,925 shares.

         On a yearly basis, Peoples Federal updates its long-term strategic plan. This plan includes, among other things, Peoples Federal's commitment to maintaining a strong capital base and continuing to improve the organization's return on assets through asset growth and controlling operating expenses. Continued careful monitoring of Peoples Federal's interest rate risk is also cited as an important goal. As a result, continued origination of short-term consumer and installment loans, prime plus equity loans, adjustable rate mortgage loans, and fixed-rate real estate loans with original terms of 15 years or less will be emphasized.

      The Bank offers a wide range of consumer and commercial financial services. These services include: consumer demand deposit accounts; NOW accounts; regular and term savings accounts and savings certificates; residential and commercial real estate loans; and secured and unsecured consumer loans. During 1999, the Bank added agricultural and commercial lending officers to its staff. Since these loans typically yield higher returns than traditional mortgage lending and are for shorter terms, it is expected that these loans will assist the Bank in managing its interest rate risk, and increase overall profitability. The Bank provides these services through a branch network comprised of eight full-service banking offices. It also provides credit card services, as well as enhancements to its loan and deposit products designed to provide customers with added conveniences. The Bank has historically concentrated its business activities in northeastern Indiana. The Bank's current strategy is to maintain its branch office network as well as remain alert to new opportunities.

      Over the years, the Bank has broadened its product line and enhanced its operations in order to accommodate its growth and to meet the vigorous competition from various financial institutions and other companies or firms that engage in similar activities.

The Thrift Industry

      Thrift institutions are financial intermediaries which historically have accepted savings deposits from the general public and, to a lesser extent, borrowed funds from outside sources and invested those deposits and funds primarily in loans secured by first mortgage liens on residential and other types of real estate. Such institutions may also invest their funds in various types of short- and long-term securities. The deposits of thrift institutions are insured by the SAIF as administered by the FDIC, and these institutions are subject to extensive regulations. These regulations govern, among other things, the lending and other investment powers of thrift institutions, including the terms of mortgage instruments these institutions are permitted to utilize, the types of deposits they are permitted to accept, and reserve requirements.

      The operations of thrift institutions, including those of the Bank, are significantly affected by general economic conditions and by related monetary and fiscal policies of the federal government and regulations and policies of financial institution regulatory authorities, including the Board of Governors of the Federal Reserve System and the OTS. Lending activities are influenced by a number of factors including the demand for housing, conditions in the construction industry, and availability of funds. Sources of funds for lending activities include savings deposits, loan principal payments, proceeds from sales of loans, and borrowings from the Federal Home Loan Banks and other sources. Savings flows at thrift institutions are influenced by a number of factors including interest rates on competing investments and levels of personal income.

Earnings

      The Bank's earnings depend primarily on the difference between income from interest-earning assets such as loans and investments, and interest paid on interest-bearing liabilities such as deposits and borrowings. The Bank typically engages in long-term mortgage lending at fixed rates of interest, generally for periods of up to 30 years, while accepting deposits for considerably shorter periods.

      Generally, rapidly rising interest rates cause the cost of interest-bearing liabilities to increase more rapidly than yields on interest-earning assets, thereby adversely affecting the earnings of many thrift institutions. While the industry has received expanded lending and borrowing powers in recent years permitting different types of investments and mortgage loans, including those with floating or adjustable rates and those with shorter terms, earnings and operations are still highly influenced by levels of interest rates and financial market conditions and by substantial investments in long-term mortgage loans.

Competition

      The Bank experiences strong competition both in making real estate loans and in attracting savings deposits. The Bank competes for real estate loans with commercial banks, mortgage banking companies, insurance companies, and other institutional lenders. The most direct competition for savings comes from other thrift institutions, mutual savings banks, commercial banks and credit unions. During periods of generally high interest rates, additional significant competition for savings accounts comes from corporate and government securities as well as money market mutual funds. The principal methods generally used by the Bank to attract deposit accounts include: competitive interest rates, advertising, providing a variety of financial services, convenient office locations, flexible hours for the public, and promotions for opening or adding to deposit accounts.

Net Interest Income

      Net interest income increases during periods when the spread is widened between the Bank's weighted average rate at which new loans are originated and the weighted average cost of interest-bearing liabilities. The Bank's ability to originate loans is affected by market factors such as interest rates, competition, consumer preferences, the supply of and demand for housing, and the availability of funds.

      The Bank has supplemented its interest income through purchases of investments when appropriate. This activity generates positive interest rate spreads on large principal balances with minimal administrative expense.

Interest Rate and Volume of Interest-Related Assets and Liabilities

      Both changes in rate and changes in the composition of the Bank's interest-earning assets and interest-bearing liabilities can have a significant effect on net interest income.

      For information regarding the total dollar amount of interest income from interest-earning assets, the average yields, the amount of interest expense from interest-bearing liabilities and the average rate, net interest income, interest rate spread, and the net yield on interest-earning assets, refer to page 12 of Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's 1999 Annual Report, incorporated herein by reference.

      For information regarding the combined weighted average effective interest rate earned by the Bank on its loan portfolio and investments, the combined weighted average effective cost of the Bank's deposits and borrowings, the interest rate spread of the Bank, and the net yield on combined monthly weighted average interest-earning assets of the Bank on its loan portfolio and investments for the fiscal years ending September 30, 1999, 1998, and 1997 refer to page 9 of Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's 1999 Annual Report incorporated herein by reference.

      For information concerning the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Bank's interest income and expense during the fiscal years ending September 30, 1999, 1998, and 1997 refer to page 13 of Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's 1999 Annual Report incorporated herein by reference.

Market Area

    The Bank's market area in northeastern Indiana spans the counties of DeKalb, Whitley, Noble, and LaGrange. This market area has a population of approximately 145,000 and consists of a diversified industrial economic base with an emphasis on the production sector that includes major manufacturers of international scope. Moreover, the distribution sector, primarily in the wholesale and retail trades, constitutes a substantial portion of the area's economy, both in terms of product mix, sales receipts, and employment. The most rapid growth has occurred in the manufacturing sector, especially in the production of automotive and electronics products, and in the service sector with respect to packaging, warehousing, and distribution services.

Lending Activities

    General

    The Bank has attempted to emphasize investments in adjustable-rate residential mortgages and consumer loans in its market area. In order to lessen its risk from interest rate fluctuations, the Bank emphasizes the origination of interest rate sensitive loan products, such as one-year adjustable-rate mortgage loans, and prime plus equity loans. However, during the recent low interest rate market, customers preferred fixed rate products. The Bank reacted to this trend by offering a new mortgage product of a seven-year fixed rate loan, which converts to a one-year adjustable product at the end of the seventh year. In this way, the Bank offered a fixed rate product to satisfy the customer demand, but is not locked into low interest rates for a long period of time. These loans show on the various charts in this 10-K as fixed rate product, since according to regulatory treatment, they are considered fixed rate until the repricing period is below five years. Since this was a new product last year, none of these loans is currently considered adjustable rate for regulatory reporting purposes.

Residential Mortgage Loans

    A substantial portion of the Bank's lending activity involves the origination of loans secured by residential real estate, consisting of single-family dwelling units. The Bank also lends on the security of mid-size multifamily dwelling units. The residential mortgage loans included in the Bank's portfolio are primarily conventional fixed-rate loans with a maturity of up to 30 years.

    The Bank also offers adjustable-rate mortgage loans. Currently, these loans generally have interest rates that adjust (up or down) every year. Generally, these loans provide for a maximum adjustment of 6% over the life of the loans with a maximum adjustment of 2% during any given year. Adjustments are based upon an index established at the time the commitment is issued by the Bank. The index used for most loans is tied to the applicable United States Treasury security index. While adjustable-rate mortgage loans assist the Bank in maintaining a positive spread during periods of high interest rates, it is not expected that adjustments in interest rates on adjustable-rate mortgages will match precisely changes in the Bank's cost of funds. The majority of the adjustable rate mortgages originated by the Bank have limitations on the amount (generally 6%) and frequency of interest rate changes.

    During the fiscal year ended September 30, 1999, the Bank originated $127,435,000 of residential loans of which $79,917,000 was five- to 30-year fixed-rate mortgages and $47,518,000 was adjustable-rate loans. The rates offered on the Bank's adjustable-rate residential mortgage loans are generally competitive with the rates offered by other thrift institutions in the Bank's market area and are based upon the Bank's cost of funds and the rate of return the Bank can receive on comparable investments. Fixed-rate loans are originated only under terms and conditions and using documentation which would permit their sale in the secondary market and at rates which are generally competitive with rates offered by other financial institutions in the Bank's market area.

    Set forth below is the amounts and percentages of fixed-rate and adjustable-rate loans (which include consumer loans) in the Bank's portfolio at September 30, 1999, 1998, and 1997 (Dollars in thousands).


                           September 30,
   ------------------------------------------------------------
         1999                 1998                1997
   -------------------- ------------------- -------------------
    Fixed   Adjustable    Fixed  Adjustable   Fixed  Adjustable
   -------- ----------- -------- ---------- -------- ----------
   $259,133  $42,443    $225,270   $46,740  $180,631  $59,025
     85.9%    14.1%       82.8%     17.2%     75.4%    24.6%

    The terms of the residential loans originated by the Bank range from one to 30 years. Experience during recent years reveals that as a result of prepayments in connection with refinancings and sales of the underlying properties, residential loans generally remain outstanding for periods substantially shorter than maturity of the loan contracts. At September 30, 1999, the average contractual maturity of the Bank's portfolio of fixed-rate loans was 10 years and 3 months, and 15 years and 3 months with respect to its portfolio of adjustable-rate loans.

    Substantially all of the Bank's residential mortgages include so-called "due on sale" clauses, which are provisions giving the Bank the right to declare a loan immediately due and payable in the event that, among other things, the borrower sells or otherwise disposes of the real property subject to the mortgage, and the loan is not repaid.

    Generally, the Bank will not lend more than 80% of the appraised value of a residential property which is owner occupied unless the borrower obtains private mortgage insurance reducing the uninsured portion of the loan to 72% of the appraised value. If private mortgage insurance is obtained, the Bank's policy is to lend up to 90% of the appraised value of the property securing the loan. The Bank applies the same standards to residential loans purchased in the secondary market.

Commercial Real Estate Loans

    The Bank also originates commercial real estate loans. From September 30, 1998, to September 30, 1999, commercial real estate loans increased from $10,411,049 to $13,167,996, with the percentage of commercial real estate loans to total loans increasing from 3.80% to 4.30%. These loans consisted of construction and permanent loans secured by mortgages on mid-size commercial real estate. The terms of commercial real estate loans vary from loan to loan but are usually five-year adjustable-rate loans with terms of 20 to 25 years. The loan-to-value ratio of commercial real estate loans is generally 75% or less.

    Generally, commercial real estate loans involve greater risk to the Bank than do residential loans but usually provide for a higher rate of interest and increased fee income than do residential loans. Commercial real estate loans typically involve large loan balances to single borrowers or groups of related borrowers. In addition, the payment experience on loans secured by income producing properties is typically dependent on the successful operation of the related project and thus may be subject to a great extent to adverse conditions in the real estate market or in the economy generally.

Construction Loans

    The Bank offers residential construction loans both to owner-occupants and to persons building residential property. Construction loans are usually offered with fixed rates of interest during construction. Generally, construction loans have terms ranging from six to 12 months at fixed rates over the construction period. Practically all residential construction loans are written so as to become permanent loans at the end of the construction period.

    Construction loans involve greater underwriting and default risks to the Bank than do loans secured by mortgages on existing properties. Loan funds are advanced upon the security of the project under construction, which is more difficult to value prior to the completion of construction. Moreover, because of the uncertainties inherent in estimating construction costs, it is relatively difficult to evaluate accurately the total loan funds required to complete a project and the related loan-to-value ratios. Should a default occur which results in foreclosure, the Bank could be negatively impacted in that it would have to take control of the project and attempt either to arrange for completion of construction or dispose of the unfinished project.

    The Bank's underwriting criteria are designed to evaluate and minimize the risks of each construction loan. The Bank carefully considers a wide variety of factors before originating a construction loan, including the availability of permanent financing or a takeout commitment to the borrower (which may be provided by the Bank at market rates); the reputation of the borrower and the contractor; independent valuations and reviews of cost estimates; pre-construction sale information; and cash flow projections of the borrower. Inspections of construction sites are made by the Bank on a timely basis to verify progress made to date as a further reinforcement of its conservative lending policy. To reduce the risks inherent in construction lending, the Bank limits the number of properties that can be constructed on a "speculative" or unsold basis by a developer at any one time and generally requires the borrower or its principals to personally guarantee repayment of the loan.

Consumer and Other Loans

    Federal laws and regulations permit a federally-chartered savings institution to make secured and unsecured consumer loans including home equity loans (loans secured by the equity in the borrower's residence, but not necessarily for the purpose of improvement), home improvement loans (loans secured by a residential second mortgage), loans secured by deposit accounts, educational loans (insured by the State Student Loan Commission of Indiana), and credit card loans (unsecured). The Bank offers all of these types of loans and is currently emphasizing home equity loans to take advantage of the adjustable interest rate feature of this loan versus the mortgage product. These loans also carry a higher rate of interest than conventional mortgages, thereby increasing the profit potential while reducing the interest rate risk.

Loan Portfolio Cash Flows

     The following table sets forth the estimated maturity of the Bank's loan portfolio by type of loan at September 30, 1999. The estimated maturity reflects contractual terms at September 30, 1999. Contractual principal repayments of loans do not necessarily reflect the actual term of the Bank's loan portfolio. The average life of mortgage loans is substantially less than their contractual terms because of loan prepayments and because of enforcement of "due on sale" clauses. The average life of mortgage loans tends to increase, however, when current mortgage loan rates substantially exceed rates on existing mortgage loans.


                            Due in     One Year   Due After
                            One Year   Through      Five
                             or Less  Five Years    Years     Total
                            --------- ---------- ---------- ----------
                                             (In thousands)
Type of Loan:
Construction loans --
   residential real estate   $ 6,998    $     -   $      -    $ 6,998
Real estate loans:
   Mortgage-residential       34,294     56,385    169,917    260,596
   Commercial                    866      9,256      3,046     13,168
Installment loans --
   consumer                   11,343      5,376        744     17,463
   commercial                  1,424      1,825        102      3,351
                            --------- ---------- ---------- ----------
         Total               $54,925    $72,842   $173,809   $301,576
                            ========= ========== ========== ==========


    The following table sets forth the total amount of loans due after one year from September 30, 1999, which have a fixed rate or an adjustable rate. (Dollars in thousands)


            Loans Due
   October 1, 2000 and thereafter
--------------------------------------
     Fixed         Adjustable                   Total at September 30, 1999
-------------  ----------------------- -----------------------------------------
   $162,474         $84,177                             $246,651

Loan Portfolio Composition

    The following table sets forth the composition of the Bank's loan portfolio by type of loan at the dates indicated. The table includes a reconciliation of total net loans receivable, after consideration of undisbursed Portion of loans, deferred loan fees and discounts, and allowance for losses on loans.


                                                                     At September 30
                                 1999                  1998                 1997                 1996           1995
                         --------------------------------------------------------------------------------------------------------
TYPE OF LOAN               AMOUNT        %       AMOUNT       %       AMOUNT      %       AMOUNT       %       AMOUNT       %
                         -----------  -------- -----------  -------  ---------- -------  ----------  -------  ----------  -------
Residential:                                                     (Dollars in thousands)

     Single family units  $ 265,992     88.2%   $ 243,858    89.7%   $ 217,528   90.8%   $ 207,028    91.0%    $203,211    91.2%
     2-4 family units         1,603      0.5%       1,610     0.6%       1,541    0.6%       1,234     0.5%       1,008     0.4%
     Over 4 family units      2,525      0.8%       2,687     1.0%       2,813    1.2%       2,769     1.2%       1,738     0.8%
Commercial real estate        9,392      3.1%       6,425     2.4%       4,269    1.8%       4,006     1.8%       3,696     1.7%
Land acquisition and
     development              1,251      0.4%       1,299     0.5%         769    0.3%         702     0.3%         838     0.4%
Consumer and other loans     19,861      6.6%      15,157     5.6%      11,915    5.0%      10,959     4.8%      11,337     5.1%
Loans on deposits               952      0.3%         973     0.4%         821    0.3%         877     0.4%         901     0.4%
                         -----------  -------- -----------  -------  ---------- -------  ----------  -------  ----------  -------
                            301,576    100.0%     272,009   100.0%     239,656  100.0%     227,575   100.0%     222,729   100.0%
                         -----------  -------- -----------  -------  ---------- -------  ----------  -------  ----------  -------
Less:
Undisbursed portion
     of loans                 2,307                 3,081                2,444               2,717                2,237
Deferred loan fees and
     discounts                1,394                 1,323                1,070                 959                  916
                         -----------           -----------           ----------          ----------           ----------
                              3,701                 4,404                3,514               3,676                3,153
                         -----------           -----------           ----------          ----------           ----------
Total loans receivable      297,875               267,605              236,142             223,899              219,576
Allowance for losses
     on loans                 1,005                   947                  887                 888                  912
                         -----------           -----------           ----------          ----------           ----------
Net loans                 $ 296,870             $ 266,658            $ 235,255           $ 223,011             $218,664
                         ===========           ===========           ==========          ==========           ==========

Origination, Purchase and Sale of Loans and Loan Concentrations

    The Bank originates residential loans in conformity with standard underwriting criteria to assure maximum eligibility for possible resale in the secondary market. Although the Bank has authority to lend anywhere in the United States, it has confined its loan origination activities primarily in the Bank's service area.

    Loan originations are developed from a number of sources, primarily from referrals from real estate brokers, builders, and existing and walk-in customers. The Bank also utilizes the services of a loan broker located in Fort Wayne, Indiana, who is paid on a commission basis (generally 1% of the loan amount) to originate loans for the Bank.

    The Bank's mortgage loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan, and the adequacy of the value of the property that will secure the loan. The loan committee of the Bank can approve residential and commercial loans ranging up to $200,000. The Bank's Board of Directors must approve loans exceeding $200,000. The Bank utilizes independent qualified appraisers approved by the Board of Directors to appraise the properties securing its loans and requires title insurance or title opinions so as to insure that the Bank has a valid lien on the mortgaged real estate. The Bank requires borrowers to maintain fire and casualty insurance on its secured properties.

    The procedure for approval of construction loans is the same as for residential mortgage loans, except that the appraiser evaluates the building plans, construction specifications, and estimates of construction costs. The Bank also evaluates the feasibility of the proposed construction project and the experience and track record of the developer. In addition, all construction loans generally require a commitment from a third-party lender or from the Bank for a permanent long-term loan to replace the construction loan upon completion of construction.

    Consumer loans are underwritten on the basis of the borrower's credit history and an analysis of the borrower's income and expenses, ability to repay the loan, and the value of the collateral, if any. A consumer loan officer must approve consumer loans. Consumer loan originations currently are being generated primarily through advertising.

    Currently, it is the Bank's policy to originate both fixed-rate and adjustable-rate loans, providing all such loans are eligible for sale in the secondary market. It is the Bank's intention to hold all originated and purchased loans in its portfolio and not for sale. Generally, the Bank is not active in the secondary market.

     The following table shows mortgage and other loan origination, purchase, and repayment activity for the Bank during the periods indicated:


                                             Years Ended September 30
                                          -----------------------------
                                            1999     1998       1997
                                          --------- --------- ---------
                                             (Dollars in thousands)
Mortgage loans originated for the purpose of:

     Construction-commercial              $      -  $  1,425         -
     Construction-residential               10,080     8,386     9,120
     Purchase/refinance-commercial           2,325     2,324       618
     Purchase/refinance-residential         92,772    82,553    53,374
Consumer and other loans originated         22,258    14,463     9,462
                                          --------- --------- ---------
   Total loans originated                  127,435   109,151    72,574
                                          --------- --------- ---------
Loans  purchased                                 -         -         -
                                          --------- --------- ---------
                                           127,435   109,151    72,574
                                          --------- --------- ---------
Loan credits:
   Principal repayments                     97,440    77,980    60,368
                                          --------- --------- ---------
Other:
   Provision for losses on loans                89        75        50
   Amortization of loan fees                  (426)     (380)     (271)
   Loan foreclosures, net                      121        73       183
                                          --------- --------- ---------
                                              (216)     (232)      (38)
                                          --------- --------- ---------
     Total credits, net                     97,224    77,748    60,330
                                          --------- --------- ---------
Net increases in mortgage and other
   loans receivable, net                  $ 30,211  $ 31,403  $ 12,244
                                          ========= ========= =========

Interest Rates, Points and Fees

    The Bank realizes interest, point, and fee income from its lending activities. The Bank also realizes income from commitment fees for making commitments to originate loans, from prepayment and late charges, loan fees, application fees, and fees for other miscellaneous services.

    The Bank accounts for loan origination fees in accordance with the Statement of Financial Accounting Standards on Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans ("SFAS No. 91") issued by the Financial Accounting Standards Board (the "FASB"). SFAS No. 91 prohibits the immediate recognition of loan origination fees as revenues and requires that such income (net of certain direct loan origination costs) for each loan be amortized, generally by the interest method, over the estimated life of the loan as an adjustment of yield.

Nonperforming Assets

    Loans are reviewed on a regular basis and are generally placed on nonaccrual status when the loans become past due 90 days or more, or when, in the judgment of management, the probability of collection is deemed to be insufficient to warrant further accrual. When a loan is placed on a nonaccrual status, previously accrued but unpaid interest is deducted from interest income. When the Bank is unable to resolve a delinquency satisfactorily within 45 days after the loan is past due, it will undertake foreclosure or other proceedings, as necessary, to minimize any potential loss.

    Real estate acquired by the Bank as a result of foreclosure or by deed in lieu of foreclosure is classified as "real estate owned" until it is sold. When property is so acquired, it is recorded at the lower of loan balance or fair market value at the date of acquisition. Periodically, real estate owned is reviewed to ensure that net realizable value is not less than carrying value, and any allowance resulting there from is charged to operations as a provision for loss on real estate owned. All costs incurred in maintaining the property from the date of acquisition are expensed.

    The following table reflects the amount of loans in delinquent status as of the dates indicated:


                                    Loans Delinquent For
           ---------------------------------------------------------------------
                 30-59 Days              60-89 Days        90 Days and Over
           ------------------------ ---------------------- ---------------------
                           Percent                Percent                Percent
                           of Loan                of Loan                of Loan
            Number Amount Category Number Amount Category Number Amount Category
           ------- ------ -------- ------ ------ -------- ------ ------ --------
Real estate:                            (Dollars in thousands)
 One to four 15     $587    0.22%     2    $ 75    0.03%    23    $454    0.17%
  family
Consumer      6       21    0.10%     5      28    0.13%     5      27    0.13%
           ------- ------          ------ ------          ----- -------
  Total      21     $608    0.20%     7    $103    0.03%    28    $481    0.16%
           ======= ======         ====== ======          ===== =======


             The following table sets forth the Bank's nonperforming assets at the dates indicated:


                                       At September 30,
                             -----------------------------------
                              1999   1998   1997   1996    1995
                             ------ ------ ------ ------- ------
                                   (Dollars in thousands)
Nonaccrual loans              $474   $729   $658   $  814   $765
Loans past due 90 days and
    still accruing              64     23     64       88     99
                             ------ ------ ------ -------- ------
                               538    752    722      902    864
Real estate owned, net
   of allowance                  -      -      -      110     47
                             ------ ------ ------ -------- ------
Total nonperforming
   assets                     $538   $752   $722   $1,012   $911
                             ====== ====== ====== ======== ======

    Consumer loans are placed on n generally when the loan exceeds 90 days delinquent or if, in the opinion of management, the possibility of collecting the loan becomes questionable. Mortgage loans are placed on nonaccrual generally when the loan exceeds 90 days delinquent; however, if the loan is below a 25% loan-to-value, management may at their option decide to accrue interest on the loan, since collection of the loan appears highly likely.

    Interest income that would have been recognized for the year ended September 30, 1999, if nonaccrual loans had been current in accordance with their original terms, approximated $39,000. Interest income recognized on such loans for the year ended September 30, 1999, approximated $23,000. At September 30, 1999, the Bank had no loans that were deemed impaired in accordance with Statement of Financial Accounting Standards No. 114.

     Federal regulations require savings associations to review their assets on a regular basis and to classify them as: special mention; substandard; doubtful and loss. Loans classified as special mention, are loans which currently do not expose the Bank to an unusual risk of loss but based on information available require the attention of management. This classification usually includes loans secured by unusual collateral, loans with documentary items that are being addressed by counsel, and relatively large loans where the borrower has had a history of delinquent payments and the collateral has a cashflow shortfall, however, the borrower has continued to service the debt.

    Loans classified as substandard or doubtful generally represent balances where the borrower has made several late payments and is unable to bring the loan current. Substandard loans generally represent situations where the borrower is attempting to resolve the delinquency in the normal course of business (i.e., sale of the property or infusion of additional capital). Loans classified as doubtful represent situations where the borrower has been unsuccessful in attempts to resolve the delinquency in the normal course of business. Doubtful loans involve a greater degree of uncertainty regarding estimate of loss.

    Loans classified as loss represent situations where the loan is severely delinquent. These loans typically involve extensive bankruptcy proceedings or other unusual circumstances where the debtor contests foreclosure.

    Loans classified as special mention; substandard or doubtful do not necessarily require specific reserves. Individual loan balances may be classified in one or more categories based on management's analysis and estimate of the risk underlying each individual situation.

    In accordance with the federal regulations, Management continually reviews the mix and delinquency status of its loan portfolio and classifies those loans, which it deems appropriate.

    As of September 30, 1999, loan balances were classified by the Bank as follows:


             Loss                            $ 26,140
             Doubtful                             -0-
             Substandard                      939,705
             Special Mention                  590,433

Allowance for Losses on Loans and Real Estate Owned

    The allowances for loan and real estate owned losses represent amounts available to absorb inherent losses in the loan portfolio. Such allowances are based on management's continuing review of the portfolios, historical charge-offs, current economic conditions, and such other factors, which in management's judgment deserve recognition in estimating possible losses. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowances based on their judgment about the information available to them at the time of their examination. Provisions for losses are charged to earnings to bring the allowances to levels considered necessary by management. Losses are charged to the allowances when considered probable. As of September 30, 1999, the allowances for losses on loans and real estate owned were $1,005,119 and $-0- respectively. Management believes that the allowances are adequate to absorb known and inherent losses in the portfolio. No assurance can be given, however, that economic conditions which may adversely affect the Bank's markets or other circumstances will not result in additions to the allowance for loan losses.

     The following table presents an allocation of the Bank's allowance for loan losses at the dates indicated and the percentage of loans in each category to total loans.


                                                        September 30,
                                  1999          1998         1997          1996          1995
                             ------------- ------------- ------------- ------------- -------------
                             Amount    %   Amount   %    Amount    %   Amount    %   Amount   %
                             ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
                                                       (Dollars in thousands)
Balance at end of
period applicable to:

Residential Mortgage Loans   $  869  88.7%  $742   91.5%  $726   91.7%  $594   91.8%  $649   92.2%
Commercial Real Estate Loans     76   4.4%   121    2.6%    16    3.0%    15    3.0%    13    2.0%
Consumer Loans                   60   6.9%    84    5.9%    37    5.3%    47    5.2%    64    5.8%
Unallocated                       -            -           107           231           186
                             ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
Total                        $1,005 100.0%  $947  100.0%  $886  100.0%  $887  100.0%  $912  100.0%
                             ====== ====== ====== ====== ====== ====== ====== ====== ====== ======

     The following table is a summary of activity in the Bank's allowance for loan losses for the periods indicated.


Summary of Loan Loss Experience
                                   Years ended September 30,
                              -------------------------------------
(Dollars in Thousands)          1999   1998   1997   1996   1995
                              ------- ------ ------ ------ --------
Balance of loan loss allowance at
     beginning of year        $  947   $886   $887   $912   $1,034
 Charge-offs
    Residential                    -      -      -      -      153
    Commercial real estate         -      -      -      -        -
    Commercial                     -      -      -      -        -
    Consumer                      53     47     84     55       47
                              ------- ------ ------ ------  -------
         Total Charge-offs        53     47     84     55      200
                              ------- ------ ------ ------  -------
  Recoveries

    Residential                    -      -      -      -        -
    Consumer                      22     33     33     21       28
                              ------- ------ ------ ------  -------
         Total Recoveries         22     33     33     21       28
                              ------- ------ ------ ------  -------
  Net Charge-offs (Recoveries)    31     14     51     34      172
Provision for loan losses         89     75     50      9       50
                              ------- ------ ------ ------  -------
Balance of loan loss allowance

   at end of year             $1,005   $947   $886   $887   $  912
                              ======= ====== ====== ======  =======
Ratio of net charge-offs to
 average loans outstanding      0.01%  0.01%  0.02%  0.02%    0.08%


Investment Activities

    Federal thrift institutions have authority to invest in various types of liquid assets, including United States Treasury obligations and securities of various federal agencies, certificates of deposit at insured banks, bankers' acceptances and federal funds. As a member of the FHLB System, the Bank must maintain minimum levels of liquid assets specified by the OTS, which vary from time to time. Subject to various regulatory restrictions, federal thrift institutions may also invest a portion of their assets in certain commercial paper, corporate debt securities and mutual funds whose assets conform to the investments that a federal thrift institution is authorized to make directly. At September 30, 1999, the Bank's ratio of liquid assets to total assets was 6.0%, which exceeds the regulatory requirement.

    The carrying values of the Bank's investment securities, including its liquid assets, as of the dates indicated are presented in the following table.


                                           At September 30,
                                  ----------------------------------
                                    1999       1998        1997
                                  ---------  ----------  -----------
Interest-bearing deposits and          (Dollars in thousands)
     certificates of deposit (1)   $   834     $   718     $ 8,715
U.S. government and federal
     agency securities
     Held to maturity                    -       4,000       8,000
     Available for sale              7,139      11,287      19,822
Mortgage backed securities
     Held to Maturity                  258         372         499
Stock in FHLB of Indianapolis        2,474       2,218       2,062
Other
     Held to maturity                  610         696         758
     Available for sale(2)           9,793      10,591       8,646
                                  ---------   ---------   ---------
          Total investments        $21,108     $29,882     $48,502
                                  =========   =========   =========

------------------------------------------------
(1) In FHLB of Indianapolis at September 30, 1999; In insured certificates of deposit at September 30, 1998; In FHLB of Indianpolis ($7,739) and insured certificates of deposit ($976) at September 30, 1997;

(2) Van Kampen Prime Income Fund $3,677, Van Kampen Senior Income Trust $1,617, State and Municipal obligations $4,500 at September 30, 1999; Van Kampen Prime Income Fund $3,784, Van Kampen Senior Income Trust $1,677, State and Municipal obligations $5,130 at September 30, 1998; Van Kampen Prime Income Fund $2,564, State and Municipal obligations $6,082 at September 30, 1997.

    The following table sets forth information regarding the maturity distribution of investment securities at September 30, 1999, and the weighted average yield on those securities.


                                                               At September 30, 1999
                                          -------------------------------------------------------------
                                                 Available for Sale            Held to Maturity

                                          ---------------------------------------------- --------------
(Dollars in thousands)                              Weighted Approximate           Weighted Approximate
                                          Amortized Average     Fair     Amortized Average     Fair
Maturity Distribution at September 30:      Cost    Yield       Value      Cost     Yield      Value
                                          --------- -------- ----------- --------- -------- -----------
Due in one year or less                    $ 1,047   5.28%     $ 1,049     $ 65      5.50%     $ 65
Due after one through five years             7,161   5.48%       7,043      455      5.79%      463
Due after five through ten years             3,508   6.54%       3,471       90      6.46%       90
Due after ten years                             75   5.70%          77        -                   -
                                          ---------          ----------- ---------          ----------
                                            11,791              11,640      610                 618
Mortgage-backed securities                       -       -           -      258      9.06%      303
Marketable equity securities                 5,496               5,294        -                   -
                                          ---------          ----------- ---------          ----------
                  Total                    $17,287             $16,934     $868                $921
                                          =========          =========== =========          ==========


Sources of Funds

General

    Deposits have traditionally been the primary source of funds of the Bank for use in lending and investment activities. In addition to deposits, the Bank derives funds from loan prepayments and income on earning assets. While income on earning assets is a relatively stable source of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, money market conditions, and levels of competition.

Deposits

    Deposits are attracted principally from within the Bank's primary market area through the offering of a variety of deposit instruments, including passbook and statement accounts and certificates of deposit ranging in terms from three months to five years. Deposit account terms vary, principally on the basis of the minimum balance required, the time periods the funds must remain on deposit and the interest rate. The Bank also offers individual retirement accounts ("IRA's").

    The Bank's policies are designed primarily to attract deposits from local residents rather than to solicit deposits from areas outside its primary market. The Bank does not accept deposits from brokers due to the volatility and rate sensitivity of such deposits. Interest rates paid, maturity terms, service fees and withdrawal penalties are established by the Bank on a periodic basis. Determination of rates and terms are predicated upon funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

    A major determinant of the Bank's average cost of funds is the distribution of the Bank's accounts by interest rate paid. An important indicator of the Bank's stability of lendable funds is the distribution of the Bank's accounts by maturity.

    For information on the various interest rate categories, the amounts of certificate accounts at September 30, 1999, maturing during the next five years and thereafter see the Notes to Consolidated Financial Statements in the Company's 1999 Annual Report.

    The following table lists maturities of certificates of deposits where the balance of the certificate exceeds $100,000 for the periods indicated. None of these certificates were brokered deposits.


                        At September 30,
                        ----------------
                            1999
                        ------------
3 months or less          $ 4,321
3-6 months                  5,871
6-12 months                 4,849
over 12 months              5,779
                        ----------
Total                     $20,820
                        ==========


Borrowings

    As a member of the FHLB System and the FHLB of Indianapolis, the Bank is eligible to arrange borrowings or advances for various purposes and on various terms. As of September 30, 1999 and 1998 the Bank had outstanding advances to the FHLB of Indianapolis of $7,200,000 and $5,000,000. The Bank had no outstanding advances as of September 30, 1997. Of the $7,200,000 outstanding at September 30, 1999, $5,000,000 was long-term debt. See page 25 of the annual report to stockholders for the maturity breakdown of these long-term instruments.

    Reverse repurchase agreements, another source of borrowing for the Bank, are retail obligations of the Bank with a maturity of 90 days or less, and are generally secured with specific investment securities owned by the Bank.

    The following tables set forth certain information as to the Bank's short-term borrowings consisting of FHLB of Indianapolis advances and reverse repurchase agreements for the periods and at the dates indicated. Average balances and average interest rates are based on month-end balances.


                                                   Years Ended September 30
                                                   -------------------------
                                                    1999    1998    1997
                                                   ------- ------- ---------
                                                    (Dollars in thousands)

Average balance of short-term borrowings           $3,533  $4,166  $2,412
Highest month-end balance of total borrowings       4,417   5,088   3,293
Weighted average interest rate of total borrowings   5.28%   5.21%   4.85%


                                                         At September 30
                                                   -------------------------
                                                    1999    1998    1997
Federal Home Loan Bank advances                    $2,200  $ -     $    -
Reverse Repurchase agreements                       3,040   4,203   3,162
                                                   ------- ------- --------
Total short-term borrowings                        $5,240  $4,203  $3,162
                                                   ======= ======= =========
Weighted average interest rate                       6.33%   5.22%   5.31%


Trust Department and Discount Brokerage Services

    In October 1984, the FHLB of Indianapolis granted full trust powers to the Bank, one of the first savings institutions in Indiana to be granted such powers. As of September 30, 1999, the Bank's trust department assets totaled approximately $44,372,000 including self-directed Individual Retirement Accounts ("IRA's"), and it was offering a variety of trust services including estate planning. As of that date, the trust department was administering approximately 690 trust accounts, including estates, guardianships, revocable and irrevocable trusts, testamentary trusts, and self-directed IRA accounts. The trust department also offers and administers self-directed IRA's and Simplified Employee Pension IRA's for small businesses.

Non-Bank Subsidiary

    Peoples Financial Services, Inc. ("PFSI") was organized in 1977 under the laws of the State of Indiana. It is wholly owned by the Bank and conducts a general insurance business within the State of Indiana under the name of Peoples Insurance Agency. During fiscal years ended September 30, 1999 and 1998, PFSI recorded total income of $90,515 and $97,493, respectively, with net income for such periods amounting to $24,327 and $50,227, respectively.

    Since 1985, the Bank also has offered discount brokerage services to its customers. In 1996, this service was moved to the service corporation and was offered through U.S. Clearing Corp. Prior to 1996, another vendor was used. This service also reduces the expenses of securities transactions for the various trust accounts administered by the trust department and provides customers with a convenient and inexpensive means of conducting brokerage transactions.

Employees

    As of September 30, 1999, the Bank employed 89 persons on a full-time basis and 11 persons on a part-time basis. The Bank's employees are not represented by any collective bargaining group, and management considers its relations with its employees to be excellent.

                                   REGULATION

General

         The Company, as a savings and loan holding company, and the Bank, as a federally chartered savings association, are subject to extensive regulation by the OTS and the FDIC. The lending activities and other investments of the Bank must comply with various federal regulatory requirements, and the OTS periodically examines the Bank for compliance with various regulatory requirements and for safe and sound operations. The FDIC also has the authority to conduct examinations. The Bank must file reports with the OTS describing its activities and financial condition and is also subject to certain reserve requirements promulgated by the Board of Governors of the Federal Reserve System. This supervision and regulation is intended primarily for the protection of depositors and the deposit insurance funds and not for the protection of stockholders of the Company. Certain of these regulatory requirements are referred to below or appear elsewhere herein.

Recent Legislation

         Financial Services Modernization Legislation. On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act of 1999 (the "Financial Services Modernization Act"). The Financial Services Modernization Act repeals the two affiliation provisions of the Glass-Steagall Act: Section 20, which restricted the affiliation of Federal Reserve Member Banks with firms "engaged principally" in specified securities activities; and Section 32, which restricts officer, director, or employee interlocks between a member bank and any company or person "primarily engaged" in specified securities activities. In addition, the Financial Services Modernization Act also contains provisions that expressly preempt any state law restricting the establishment of financial affiliations, primarily related to insurance. The general effect of the law is to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers by revising and expanding the Bank Holding Company Act framework to permit a holding company system to engage in a full range of financial activities through a new entity known as a "Financial Holding Company." "Financial activities" is broadly defined to include not only banking, insurance, and securities activities, but also merchant banking and additional activities that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

         The Financial Services Modernization Act provides that no company may acquire control of an insured savings association after May 4, 1999, unless that company engages, and continues to engage, only in the financial activities permissible for a Financial Holding Company, unless grandfathered as a unitary savings and loan holding company. The Financial Institution Modernization Act grandfathers any company that was a unitary savings and loan holding company on May 4, 1999 (or becomes a unitary savings and loan holding company pursuant to an application pending on that date). Such a company may continue to operate under present law as long as the company continues to meet the two tests: it can control only one savings institution, excluding supervisory acquisitions, and each such institution must meet the QTL test. It further requires that a grandfathered unitary savings and loan holding company must continue to control at least one savings association, or a successor institution, that is controlled on May 4, 1999.

         The Financial Services Modernization Act also permits national banks to engage in expanded activities through the formation of financial subsidiaries. A national bank may have a subsidiary engaged in any activity authorized for national banks directly or any financial activity, except for insurance underwriting, insurance investments, real estate investment or development, or merchant banking, which may only be conducted through a subsidiary of a Financial Holding Company. Financial activities include all activities permitted under new sections of the Bank Holding Company Act of 1956 ("BHCA") or permitted by regulation.

         The Company and the Bank do not believe that the Financial Services Modernization Act will have a material adverse effect on the operations of the Company and the Bank in the near-term. However, to the extent that the act permits banks, securities firms, and insurance companies to affiliate, the financial services industry may experience further consolidation. The Financial Services Modernization Act is intended to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis and which unitary savings and loan holding companies already possess. Nevertheless, this act may have the result of increasing the amount of competition that the Company and the Bank face from larger institutions and other types of companies offering financial products, many of which may have substantially more financial resources that the Company and the Bank. In addition, because the Company may only be acquired by other unitary savings and loan holding companies or Financial Holding Companies, the legislation may have an anti-takeover effect by limiting the number of potential acquirors or by increasing the costs of an acquisition transaction by a bank holding company that has not made the election to be a Financial Holding Company under the new legislation.

Regulation of the Company

         General. The Company is a unitary savings and loan holding company as defined by the HOLA. As such, the Company is registered with the OTS and is subject to OTS regulation, examination, supervision and reporting requirements. As a subsidiary of a savings and loan holding company, the Bank is subject to certain restrictions in its dealings with the Company and affiliates thereof. The Company also is required to file certain reports with, and otherwise comply with, the rules and regulations of the SEC under the federal securities laws.

         Activities Restrictions. There are generally no restrictions on the activities of a unitary savings and loan holding company. The broad latitude to engage in activities under current law can be restricted if the OTS determines that there is reasonable cause to believe that the continuation by a savings and loan holding company of an activity constitutes a serious risk to the financial safety, soundness or stability of its subsidiary savings institution, the OTS may impose such restrictions as deemed necessary to address such risk including limiting: (i) payment of dividends by the savings institution; (ii) transactions between the savings institution and its affiliates; and (iii) any activities of the savings institution that might create a serious risk that the liabilities of the holding company and its affiliates may be imposed on the savings institution. Notwithstanding the above rules as to permissible business activities of unitary savings and loan holding companies, if the savings institution subsidiary of such a holding company fails to meet the QTL test, then such unitary holding company shall also become subject to the activities restrictions applicable to multiple holding companies and, unless the savings institution requalifies as a QTL within one year thereafter, register as, and become subject to, the restrictions applicable to a bank holding company. See "Regulation of the Bank--Qualified Thrift Lender."

         Restrictions on Acquisitions. Savings and loan holding companies are prohibited from acquiring, without prior approval of the OTS, (i) control of any other savings institution or savings and loan holding company or substantially all the assets thereof or (ii) more than 5% of the voting shares of a savings institution or holding company thereof which is not a subsidiary. Under certain circumstances, a registered savings and loan holding company is permitted to acquire, with the approval of the OTS, up to 15% of the voting shares of an undercapitalized savings institution pursuant to a "qualified stock issuance" without that savings institution being deemed controlled by the holding company. In order for the shares acquired to constitute a "qualified stock issuance," the shares must consist of previously unissued stock or treasury shares, the shares must be acquired for cash, the saving and loan holding company's other subsidiaries must have tangible capital of at least 6-1/2% of total assets, there must not be more than one common director or officer between the savings and loan holding company and the issuing savings institution, and transactions between the savings institution and the savings and loan holding company and any of its affiliates must conform to Sections 23A and 23B of the Federal Reserve Act. Except with the prior approval of the OTS, no director or officer of a savings and loan holding company or person owning by proxy or otherwise more than 25% of such company's stock, may also acquire control of any savings institution, other than a subsidiary savings institution, or of any other savings and loan holding company.

Regulation of the Bank

         Federal Home Loan Bank System. The Bank is a member of the FHLB System, which consists of 12 district Federal Home Loan Banks subject to supervision and regulation by the Federal Housing Finance Board ("FHFB"). The Federal Home Loan Banks provide a central credit facility primarily for member institutions. As a member of the FHLB of Indianapolis, the Bank is required to acquire and hold shares of capital stock in the FHLB of Indianapolis in an amount at least equal to 1% of the aggregate unpaid principal of its home mortgage loans, home purchase contracts, and similar obligations at the beginning of each year, or 1/20 of its advances (i.e., borrowings) from the FHLB of Indianapolis, whichever is greater. The Bank was in compliance with this requirement with an investment in FHLB of Indianapolis stock at September 30, 1999, of $2,473,500.

     The FHLB of Indianapolis serves as a reserve or central bank for its member institutions within its assigned district. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes advances to members secured by certain prescribed collateral in accordance with policies and procedures established by the FHFB and the Board of Directors of the FHLB of Indianapolis. Long-term advances may only be made for the purpose of providing funds for residential housing finance. Members must meet standards of community investment or service established by the FHLB of Indianapolis in order to maintain continued access to long-term advances. As of September 30, 1999, the Bank had advances totaling $7,200,000 outstanding. See "Business of the Company--Deposit Activity and Other Sources of Funds" and "--Borrowings."

         Liquidity Requirements. Under OTS regulations, a savings association is required to maintain an average daily balance of liquid assets (including cash, certain time deposits and savings accounts, bankers' acceptances, certain government obligations, and certain other investments) in each calendar quarter of not less than 4% of either (1) its liquidity base (consisting of certain net withdrawable accounts plus short-term borrowings) as of the end of the preceding calendar quarter, or (2) the average daily balance of its liquidity base during the preceding quarter. The OTS may change this liquidity requirement from time to time to any amount from 4.0% to 10.0%, depending upon certain factors, including economic conditions and savings flows of all savings associations. The Bank maintains liquid assets in compliance with these regulations. Monetary penalties may be imposed upon an institution for violations of liquidity requirements.

         Qualified Thrift Lender Test. Savings institutions must meet a qualified thrift lender ("QTL") test, which test may be met either by maintaining a specified level of assets in qualified thrift investments as specified in HOLA or by meeting the definition of a "domestic building and loan association" in section 7701 of the Internal Revenue Code of 1986, as amended (the "Code"). If the Bank maintains an appropriate level of certain specified investments (primarily residential mortgages and related investments, including certain mortgage-related securities) and otherwise qualifies as a QTL or a domestic building and loan association, it will continue to enjoy full borrowing privileges from the FHLB. The required percentage of investments under HOLA is 65% of assets while the Code requires investments of 60% of assets. An association must be in compliance with the QTL test or definition of domestic building and loan association on a monthly basis in nine out of every 12 months. Associations that fail to meet the QTL test will generally be prohibited from engaging in any activity not permitted for both a national bank and a savings association. As of September 30, 1999, the Bank was in compliance with its QTL requirement and met the definition of a domestic building and loan association.

         Regulatory Capital Requirements. Under OTS capital regulations, savings institutions must maintain "tangible" capital equal to 1.5% of adjusted total assets, "core" capital equal to 3% of adjusted total assets and "total" capital

(a combination of core and "supplementary" capital) equal to 8% of risk-weighted assets. In addition, OTS regulations which impose certain restrictions on savings associations that have a total risk-based capital ratio that is less than 8.0%, a ratio of Tier 1 capital to risk-weighted assets of less than 4.0% or a ratio of Tier 1 capital to adjusted total assets of less than 4.0% (or 3.0% if the institution is rated Composite 1 under the OTS examination rating system).

          The OTS has adopted an amendment to its risk-based capital requirements that requires savings institutions with more than a "normal" level of interest rate risk to maintain additional total capital (the OTS is delaying implementation of this requirement). A savings institution's interest rate risk will be measured in terms of the sensitivity of its "net portfolio value" to changes in interest rates. Net portfolio value is defined, generally, as the present value of expected cash inflows from existing assets and off-balance sheet contracts less the present value of expected cash outflows from existing liabilities. A savings institution will be considered to have a "normal" level of interest rate risk exposure if the decline in its net portfolio value after an immediate 200 basis point increase or decrease in market interest rates (whichever results in the greater decline) is less than 2% of the current estimated economic value of its assets. A savings institution with a greater than normal interest rate risk will be required to deduct from total capital, for purposes of calculating its risk-based capital requirement, an amount (the "interest rate risk component") equal to one-half the difference between the institution's measured interest rate risk and the normal level of interest rate risk, multiplied by the economic value of its total assets.

         The OTS will calculate the sensitivity of a savings institution's net portfolio value based on data submitted by the institution in a schedule to its quarterly Thrift Financial Report and using the interest rate risk measurement model adopted by the OTS. The amount of the interest rate risk component, if any, to be deducted from a savings institution's total capital will be based on the institution's Thrift Financial Report filed two quarters earlier. In general, savings institutions with less than $300 million in assets and a risk-based capital ratio above 12% are exempt from this interest rate risk component unless the OTS terminates such exemption. Although the Bank qualifies for the exemption, management believes that based on current financial data, the Bank would not be deemed to have more than a normal level of interest rate risk.

         In addition to generally applicable capital standards for savings institutions, the Director of the OTS is authorized to establish the minimum level of capital for a savings institution at such amount or at such ratio of capital-to-assets as the Director determines to be necessary or appropriate for such institution in light of the particular circumstances of the institution. The Director of the OTS may treat the failure of any savings institution to maintain capital at or above such level as an unsafe or unsound practice and may issue a directive requiring any savings institution which fails to maintain capital at or above the minimum level required by the Director to submit and adhere to a plan for increasing capital. Such a directive may be enforced in the same manner as an order issued by the OTS.

         At September 30, 1999, the Bank exceeded all regulatory minimum capital requirements as indicated in the table below. (Dollars in thousands)


                                                     1999
                                    --------------------------------------------
                                        Required for Adequate To Be Well
                                      Actual         Capital         Capitalized
                                   --------------------------------------------
September 30                        Amount  Ratio   Amount Ratio  Amount  Ratio
--------------------------------------------------------------------------------
Total risk-based capital (1)(to    $36,705  20.5%  $14,335  8.0%  $17,918  10.0%
   risk-weighted assets)
Tier 1 risk-based capital (1) (to  $35,726  19.9%  $14,335  8.0%  $17,918  10.0%
   risk-weighted assets)
Core Capital (1) (to adjusted      $35,726  11.1%  $12,904  4.0%  $19,355   6.0%
   tangible assets)
Core Capital (1) (to adjusted      $35,726  11.1%  $12,904  4.0%  $16,129   5.0%
   total assets)

   (1) As defined by regulatory agencies

         Insurance of Deposit Accounts. The Bank's deposit accounts are insured by the SAIF to the maximum amount permitted by law. Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC or the institution's primary regulator.

         The FDIC charges an annual assessment for the insurance of deposits based on the risk a particular institution poses to its deposit insurance fund. Under this system as of September 30, 1999, SAIF members paid within a range of 0 cents to 23 cents per $100 of domestic deposits, depending upon the institution's risk classification. This risk classification is based on an institution's capital group and supervisory subgroup assignment. Pursuant to the Economic Growth and Paperwork Reduction Act of 1996 (the "Act"), the Bank pays, in addition to its normal deposit insurance premium as a member of the SAIF an amount equal to approximately 6.4 basis points toward the retirement of the Financing Corporation bonds ("Fico Bonds") issued in the 1980s to assist in the recovery of the savings and loan industry. Members of the Bank Insurance Fund ("BIF"), by contrast, pay, in addition to their normal deposit insurance premium, approximately 1.3 basis points. Under the Act, the FDIC also is not permitted to establish SAIF assessment rates that are lower than comparable BIF assessment rates. Effective January 1, 2000, the rate paid to retire the Fico Bonds will be equal for members of the BIF and the SAIF. The Act also provided for the merging of the BIF and the SAIF by January 1, 1999, provided there were no financial institutions still chartered as savings associations at that time. Although legislation to eliminate the savings association charter had been proposed at January 1, 1999, financial institutions such as the Bank were still chartered as Savings associations.

         Federal Reserve System. Pursuant to regulations of the Federal Reserve Board, a savings institution must maintain average daily reserves equal to 3% on the first $54.0 million of transaction accounts, plus 10% on the remainder. This percentage is subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a non-interest bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets. As of September 30, 1999, the Bank met its reserve requirements.

         Dividend Restrictions. Under OTS regulations, the Bank is not permitted to pay dividends on its capital stock if its regulatory capital would thereby be reduced below the remaining balance of the liquidation account established for the benefit of certain depositors in connection with the conversion of the Bank from the mutual to stock form of organization. In addition, the Bank is required by OTS regulations to give the OTS 30 days' prior notice of any proposed declaration of dividends to the Company.

          OTS regulations impose additional limitations on the payment of dividends and other capital distributions (including stock repurchases and cash mergers) by the Bank. Under these regulations, a savings institution that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirements (a "Tier 1 Association") is generally permitted, after notice, to make capital distributions during a calendar year in the amount equal to the greater of: (a) 75% of its net income for the previous four quarters; or (b) up to 100% of its net income to date during the calendar year plus an amount that would reduce by 50% its surplus capital ratio at the beginning of the calendar year. A savings institution with total capital in excess of current minimum capital ratio requirements but not in excess of the fully phased-in requirements (a "Tier 2 Association") is permitted, after notice, to make capital distributions without OTS approval of up to 75% of its net income for the previous four quarters, less dividends already paid for such period. A savings institution that fails to meet current minimum capital requirements (a "Tier 3 Association") is prohibited from making any capital distributions without the prior approval of the OTS. A Tier 1 Association that has been notified by the OTS that it is in need of more than normal supervision will be treated as either a Tier 2 or Tier 3 Association. Except under limited circumstances and with OTS approval, no capital distributions would be permitted if they would cause the institution to become undercapitalized. As of September 30, 1999, the Bank was considered a Tier 1 Association under OTS regulations.

         Despite the above authority, the OTS may prohibit any savings institution from making a capital distribution that would otherwise be permitted by the regulation, if the OTS were to determine that the distribution constituted an unsafe or unsound practice. Furthermore, under the OTS prompt corrective action regulations, the Bank would be prohibited from making any capital distributions if, after making the distribution, it would have: (i) a total risk-based capital ratio of less than 8.0%; (ii) a Tier 1 risk-based capital ratio of less than 4.0%; or (iii) a leverage ratio of less than 4.0%.

See "--Prompt Corrective Regulatory Action."

         Affiliate Restrictions. Transactions between a savings association and its "affiliates" are subject to quantitative and qualitative restrictions under Sections 23A and 23B of the Federal Reserve Act. Affiliates of a savings association include, among other entities, the savings association's holding company and companies that are under common control with the savings association.

         In general, Sections 23A and 23B and OTS regulations issued in connection therewith limit the extent to which a savings association or its subsidiaries may engage in certain "covered transactions" with affiliates to an amount equal to 10% of the association's capital and surplus, in the case of covered transactions with any one affiliate, and to an amount equal to 20% of such capital and surplus, in the case of covered transactions with all affiliates. In addition, a savings association and its subsidiaries may engage in covered transactions and certain other transactions only on terms and under circumstances that are substantially the same, or at least as favorable to the savings association or its subsidiary, as those prevailing at the time for comparable transactions with nonaffiliated companies. A "covered transaction" is defined to include a loan or extension of credit to an affiliate; a purchase of investment securities issued by an affiliate; a purchase of assets from an affiliate, with certain exceptions; the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any party; or the issuance of a guarantee, acceptance, or letter of credit on behalf of an affiliate.

           In addition, under the OTS regulations, a savings association may not make a loan or extension of credit to an affiliate unless the affiliate is engaged only in activities permissible for bank holding companies; a savings association may not purchase or invest in securities of an affiliate other than shares of a subsidiary; a savings association and its subsidiaries may not purchase a low-quality asset from an affiliate; and covered transactions and certain other transactions between a savings association or its subsidiaries and an affiliate must be on terms and conditions that are consistent with safe and sound banking practices. With certain exceptions, each loan or extension of credit by a savings association to an affiliate must be secured by collateral with a market value ranging from 100% to 130% (depending on the type of collateral) of the amount of the loan or extension of credit.

         The OTS regulation generally excludes all non-bank and non-savings association subsidiaries of savings associations from treatment as affiliates, except to the extent that the OTS or the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") decides to treat such subsidiaries as affiliates. The regulation also requires savings associations to make and retain records that reflect affiliate transactions in reasonable detail, and provides that certain classes of savings associations may be required to give the OTS prior notice of affiliate transactions.

         Prompt Corrective Action. The prompt corrective action regulation of the OTS requires certain mandatory actions and authorizes certain other discretionary actions to be taken by the OTS against a savings bank that falls within certain undercapitalized capital categories specified in the regulation.

         The regulation establishes five categories of capital classification:
"well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Under the regulation, the risk-based capital, leverage capital, and tangible capital ratios are used to determine an institution's capital classification. At September 30, 1999, the Bank met the capital requirements of a "well capitalized" institution under applicable OTS regulations.

         In general, the prompt corrective action regulation prohibits an insured depository institution from declaring any dividends, making any other capital distribution, or paying a management fee to a controlling person if, following the distribution or payment, the institution would be within any of the three undercapitalized categories. In addition, adequately capitalized institutions may accept Brokered Deposits only with a waiver from the FDIC and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew, or roll-over Brokered Deposits.

         If the OTS determines that an institution is in an unsafe or unsound condition, or if the institution is deemed to be engaging in an unsafe and unsound practice, the OTS may, if the institution is well capitalized, reclassify it as adequately capitalized; if the institution is adequately capitalized but not well capitalized, require it to comply with restrictions applicable to undercapitalized institutions; and, if the institution is undercapitalized, require it to comply with certain restrictions applicable to significantly undercapitalized institutions.

         Community Reinvestment Act and Fair Lending Developments. The Bank is subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations and Community Reinvestment Act ("CRA") activities. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low- and moderate-income neighborhoods. A savings association may be subject to substantial penalties and corrective measures for a violation of certain fair lending laws. The federal banking agencies may take compliance with such laws and CRA obligations into account when regulating and supervising other activities.

         A savings association's compliance with its CRA obligations is based on a performance-based evaluation system that bases CRA ratings on an institution's lending service and investment performance. When a holding company applies for approval to acquire another financial institution or financial institution holding company, the OTS will review the assessment of each subsidiary savings association of the applicant; and such records may be the basis for denying the application. In February 1997, the OTS rated the Bank "satisfactory" in complying with its CRA obligations.

         Year 2000 Compliance. In May 1997, the Federal Financial Institutions Examination Council issued an interagency statement to the chief executive officers of all federally supervised financial institutions regarding year 2000 project management awareness. It is expected that unless financial institutions address the technology issues relating to the coming of the year 2000, there will be major disruptions in the operations of financial institutions. The statement provides guidance to financial institutions, providers of data services, and all examining personnel of the federal banking agencies regarding the year 2000 problem. The federal banking agencies intend to conduct year 2000 compliance examinations, and the failure to implement a year 2000 program may be seen by the federal banking agencies as an unsafe and unsound banking practice. The OTS has recently established an examination procedure, which contains three categories of ratings: "Satisfactory," "Needs Improvement," and "Unsatisfactory." Institutions that receive a year 2000 rating of Unsatisfactory may be subject to formal enforcement action, supervisory agreements, and cease and desist orders, civil money penalties, or the appointment of a conservator. In addition, federal banking agencies will be taking into account year 2000 compliance programs when analyzing applications and may deny an application based on year 2000 related issues. The Company is currently addressing the year 2000 issue, as more fully discussed in the Company's Annual Report to Stockholders for the Year Ended September 30, 1998 under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations-Year 2000."

Item 2.  Properties

The Bank owns eight full-service banking offices located in Avilla, Auburn, Columbia City, Garrett, Kendallville, LaGrange and Waterloo, Indiana.

     The following table provides certain information with respect to the Bank's full-service offices at September 30, 1999.


    Full Service                                       Net Book
    Offices                     Date Opened            Value(1)
    ------------                -----------            --------
    Main Office, Auburn            1973                $149,283
    Avilla                         1980                 120,858
    Garrett                        1972                  54,096
    Columbia City-Downtown         1971                 136,284
    Columbia City-North            1998                 554,965
    Kendallville                   1941                 472,883
    LaGrange                       1972                 171,010
    Waterloo                       1999                     -- (2)


---------------------
   (1) Of real estate at September 30, 1999.

   (2) Waterloo is a temporary leased office and so has no real estate cost.

    The Bank owns data processing equipment including computers, terminals and communications equipment for record keeping purposes. The estimated costs to make this equipment year 2000 compliant are not expected to be material.

The total net book value of the Bank's premises and equipment at September 30, 1999, was $2,285,889.

Item 3.  Legal Proceedings

    There are no material pending legal proceedings to which the Company, the Bank or any subsidiary is a party or to which any of their property is subject.

Item 4.  Submission of Matters to a Vote of Security Holders

    Not Applicable.

                                     PART II

Item 5.  Market for Registrant's Common Equity and Related Stockholder Matters

    Reference is made to page 1 of the Company's Annual Report to Stockholders, for the year ended September 30, 1999 for the information required by this Item, which is hereby incorporated by reference.

Item 6.  Selected Financial Data

    Reference is made to page 16 of the Company's Annual Report to Stockholders for the year ended September 30, 1999, for the information required by this Item, which is hereby incorporated by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

    Reference is made to pages 9 to 15 of the Company's Annual Report to Stockholders for the year ended September 30, 1999, for the information required by this Item, which is hereby incorporated by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

    Reference is made to pages 10 and 11 of the Company's Annual Report to Stockholders for the year ended September 30, 1999, for the information required by this item, which is hereby incorporated by reference.

Item 8.  Financial Statements and Supplementary Data

    Reference is made to pages 17 to 32 of the Company's Annual Report to Stockholders for the year ended September 30, 1999 for the information required by this Item, which is hereby incorporated by reference.

Item 9.  Changes in and Disagreements with Accountants on Accounting and

         Financial Disclosures

    None.

                                    PART III

Item 10.  Directors and Executive Officers of the Registrant

    Reference is made to the section captioned "The Peoples Bancorp Annual Meeting-Election of Directors" in the Company's definitive Proxy
Statement/Prospectus for the information required by this Item, which is hereby incorporated by reference.

Item 11.  Executive Compensation

    Reference is made to the section captioned "The Peoples Bancorp Annual Meeting-Executive Officer Compensation" in the Company's definitive Proxy Statement/Prospectus for the information required by this Item, which is hereby incorporated by reference.

Item 12.  Security Ownership of Certain Beneficial Owners and Management

    Reference is made to the section captioned "The Peoples Bancorp Annual Meeting-Securities Ownership of Certain Beneficial Owners in the Company's definitive Proxy Statement/Prospectus for the information required by this Item which is hereby incorporated by reference.

Item 13.  Certain Relationships and Related Transactions

    Reference is made to the section captioned "The Peoples Bancorp Annual Meeting-Transactions with Certain Related Persons" in the Company's definitive Proxy Statement/Prospectus for the information required by this Item, which is hereby incorporated by reference.

                                     PART IV

Item 14.  Exhibits, Financial Statements, Schedules, and Reports on Form 8-K

    (a) The following consolidated financial statements of Peoples Bancorp and Its Wholly-owned Subsidiary, included in the Annual Report to Stockholders of the registrant for the year ended September 30, 1999 are filed as part of this report:

                  1.  Financial Statements

     -  REPORT OF OLIVE LLP, INDEPENDENT AUDITORS.

     - CONSOLIDATED STATEMENT OF FINANCIAL CONDITION - AS OF SEPTEMBER 30, 1999 AND 1998.
     - CONSOLIDATED STATEMENT OF INCOME FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998, AND 1997.

     - CONSOLIDATED STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998, AND 1997.

     -  CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED SEPTEMBER 30,

        1999, 1998, AND 1997

     -  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

             2.       Financial Statement Schedules

             All schedules are omitted because they are not applicable, or the required information is shown in the consolidated financial statements and notes.

             3.       Exhibits

Exhibit No.    Description of Exhibit

3.1        Articles of Incorporation of Peoples Bancorp (1)

3.2        Bylaws of Peoples Bancorp (1)

10.4       Amended and Restated Stock Option and Stock Grant Plan (2)

10.5       Employee Stock Ownership Plan (1)

10.5(a)    First Amendment to Employee Stock Ownership Plan (3)

10.5(b)    Second Amendment to Employee Stock Ownership Plan (3)

10.5(c)    Third Amendment to Employee Stock Ownership Plan (3)

10.6       Expense and Tax Sharing Agreement between Peoples Bancorp, Peoples
           Federal Savings Bank of DeKalb County and Peoples Financial Services,
           Inc., dated May 28, 1992 (3)

10.7       New option plan

13         Annual Report to Stockholders

22         Subsidiaries of the Registrant

23         Consent of Auditors

---------------------------------
    (1) Incorporated by reference to Exhibit bearing the same number in the Company's Registration Statement of Form S-4 (33-37343) filed with the Securities and Exchange Commission on October 17, 1990.

    (2) Incorporated by reference to Exhibit bearing the same number in the Company's Annual Report on form 10-K for the year ended September 30, 1991.

    (3) Incorporated by reference to Exhibit bearing the same number in the Company's Annual Report on form 10-K for the year ended September 30, 1992.

(b) Reports on Form 8-K-On September 23, 1999, the Company filed a report on form 8-K reporting pursuant to Item 5, that the Company had entered into a definitive agreement to merge with Three Rivers Financial Corporation.

The Securities and Exchange Commission maintains a Web sit that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission including the Company.

That address is http://www.sec.gov.

                                   SIGNATURES

    Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 PEOPLES BANCORP

December 29, 1999                                        Roger J. Wertenberger
                                                         Chairman of the Board,
                                                         and Director

    Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

December 29, 1999                                        Roger J. Wertenberger,
                                                         Chairman of the Board,
                                                         and Director

December 29, 1999                                        Maurice F. Winkler III,
                                                         President, Chief
                                                         Executive Officer and
                                                         Director

December 29, 1999                                        Deborah K. Stanger
                                                         Vice President-Chief
                                                         Financial Officer

December 29, 1999                                       Robert D. Ball, Director


December 29, 1999                                    Bruce S. Holwerda, Director


December 29, 1999                                      John C. Harvey, Director


December 29, 1999                                    Douglas D. Marsh, Director


December 29, 1999                                  Lawrence R. Bowmar, Director


December 29, 1999                                      John C. Thrapp, Director

                                   EXHIBIT 22

                         SUBSIDIARIES OF THE REGISTRANT


Name of Subsidiary                      State of Incorporation
-------------------------------       --------------------------

Peoples Federal Savings

Bank of DeKalb County                  United States of America
and its subsidiary

Peoples Financial Services Inc.        Indiana

                                                                        Annex E

                                TABLE OF CONTENTS


               1        Financial Highlights
               2         Letter to Shareholders and Friends
               3        Relationships
               3        Convenient Locations
               4        Customer Satisfaction
               6        Officers and Board of Directors
               7        Independent Auditors Report
               8        Statement of Management Responsibility
               9-15     Managements' Discussion
                           and Analysis
               16       Selected Consolidated Financial Data
               17-20    Consolidated Financial Statement
               21-32    Notes to Consolidated Statement

               33       Corporate Profile

                        FINANCIAL HIGHLIGHTS

----------------------------------------------------------------------
                                             1999          1998
----------------------------------------------------------------------
                              (dollars in thousands except per share data)
Operating Results:
Net Interest Income                           $11,766      $ 10,867
Provision for Loan Losses                          89            75
Dividends Per Share                              0.49          0.45
Average Equity to Average Assets               14.12%        15.08%

At Year End:
Assets                                        327,563       304,937
Loans                                         297,875       267,606
Allowance for Loan Losses                       1,005           947
Deposits                                      270,994       248,545
Stockholders' Equity                           45,456        44,671
Book Value Per Share                            14.28         13.62

                            Common Stock Information
           Information listed below has been adjusted for stock split

                                   Market Price          Dividends
                                Low           High       Per Share

Fiscal 1999
----------------------------------------------------------------------
1st QTR                          $ 19.50      $ 20.88          $ 0.12
2nd QTR                            19.75        20.63            0.12
3rd QTR                            18.50        20.00            0.12
4th QTR                            15.50        19.13            0.13

Fiscal 1998
----------------------------------------------------------------------
1st QTR                          $ 20.83      $ 25.00          $ 0.11
2nd QTR                            21.50        23.25            0.11
3rd QTR                            21.13        23.00            0.11
4th QTR                            20.13        22.75            0.12


The price of PFDC stock traded on NASDAQ on November 26, 1999 was $xx.xx

     This page displays graphs of 5 years data for total assets, net loans, deposits, and earnings per share. See table below for information contained in these graphs.

                        1999         1998     1997      1996      1995
                                   (Dollars in Thousands)
--------------------------------------------------------------------------------
Assets                $ 327,563   $304,937  $290,602  $280,012  $276,608
Net Loans               296,870    266,659   235,256   223,011   218,664
Deposits                270,994    248,545   241,790   235,081   232,747
Earnings Per Share       $ 1.42     $ 1.25    $ 1.22    $ 0.91    $ 1.10

(Picture of Maurice F. Winkler III and Roger J. Wertenberger)

To Our Stockholders and Friends:

     Peoples Bancorp and its subsidiary, Peoples Federal Savings Bank, once again had record earnings of $4,586,766 or $1.42 per share in fiscal 1999, up from $1.25 last fiscal year.

     This increase is outstanding when you consider the start up costs of our new Agricultural Loan Department, our new Commercial Loan Department and the temporary Waterloo Branch that opened this year. Looking forward, construction has started on our permanent Waterloo branch. This new full service office will house our Agricultural Lending Department, as well as several support functions. This will alleviate some of the traffic flow and crowding at our Auburn branch.

     On September 21, 1999 Peoples Bancorp announced that they had signed a definitive agreement providing for the merger of Three Rivers Financial Corporation, a $101 million Savings and Loan Holding Company, through a stock transfer with Peoples Bancorp. We are very pleased with the opportunities presented by this agreement and feel it is in the best interest of our Shareholders and Employees, as well as the communities we serve on a long-term basis. Completion of the merger is expected early in 2000.

     Speaking of 2000, we are confident there will be no major Y2K related disruptions or services at the Bank this new year. We have confidence in our preparation and testing of the computer hardware and software we use. If you have any questions about Y2K, please feel free to ask. We want to help our customers avoid Y2K pitfalls, because "We're OK on Y2K," and we want you to be OK too.

     In addition to improvement in buildings and technology, Peoples experienced personnel changes as well. Effective January 2000, Lawrence R. Bowmar, a former vice president of the bank and a valued and trusted friend of the Bank will retire from the board of directors after 25 years of service. Mr. Bowmar has made many valuable contributions to the direction of this board over the years and we're fortunate that he has agreed to continue to serve as a Director Emeritus.

     Effective October 1, 1999, Roger J. Wertenberger retired as chief executive officer of Peoples Federal Savings Bank after 45 years of service. He will continue to serve as chairman of the board and assist the Bank management team as a consultant. Maurice F. Winkler III, president and chief operating officer was given the additional responsibilities of CEO. Mr. Winkler is a 20-year Peoples employee.

     The  financial  industry  continues  to  experience  rapid  change  as  the super-regional banks acquire regional banks in our markets. Peoples' local presence gives it the opportunity to expand local services to reach new customers and respond to requests quickly and effectively as our market share enjoys healthy growth. While there are many challenges we remain confident about the long-term opportunities for Peoples and look forward to continued prosperity. We are very appreciative of the support that you, our shareholders, have given us over the years.

Roger J Wertenberger
Chairman of the Board

Maurice F. Winkler, III
Chief Executive Officer and President

Relationship Oriented

     Peoples Federal Savings Bank continues to develop total relationships with its customers. Our customers are comprised of local individuals, small to medium size businesses and professionals. Our primary market is northeastern Indiana, which we serve through seven full service branches. Our eighth branch has recently opened in Waterloo this year.

     Peoples focus is clear: Our staff knows our community and builds on local relationships. The banks operate more effectively than others who are located elsewhere do. Customers appreciate the helpful response from Peoples Federal associates who solve problems. This is easier than dealing with a mega bank that doesn't know its customers. Peoples also emphasizes management's involvement with customers to provide quick and easy service. The addition of Larry Kummer, agricultural loan specialist and Lee Dick, commercial loan specialist, contributes to our ability to be flexible and make timely decisions with bankers our customers know and trust.

     The bottom line is that Peoples Federal meets the banking needs of its customers, which is the basis of our commitment to provide total relationship banking. Our customers benefit by having employees who are trained to meet the ever-changing needs for services. The broad array of financial products offered includes traditional checking and savings, IRAs and trust services. As our recent television commercials say, "Nobody's Better."

(Picture of agricultural customers)

Convenient Locations

     Peoples Federal continues its expansion in fiscal year 1999 while many banking organizations merged and consolidated their presence in our market locations. Our new office in Columbia City, which opened in April 1998, brings more banking directly to the neighborhoods where customers live and work. In this way Peoples is better positioned to meet the needs of its' expanding customer base.

     In addition, a temporary office was opened in Waterloo in August 1999 to meet customer needs. The completion of the permanent branch in Waterloo will provide drive-up and ATM services. Peoples will be able to offer products that stress convenience for customers in that city who have been without a local bank since April 1999. To serve customers from the farming communities, our new branch drive-up facility has taller clearances and reinforced concrete to accommodate large grain trucks.

     Peoples Federal knows there will always be a need for strong community banks that will provide services to small communities. The decision making by locally owned banks contribute to the economic well being of the northeast Indiana area. The goal is to continue making banking convenient and enjoyable for our customers.

(Picture of customer using ATM)

Customer Satisfaction

     For 75 years, Peoples Federal Savings Bank has sought to achieve customer satisfaction. Our success has been a direct reflection of the quality of our associates. Up-to-date technology is available to our associates. This technology includes E-mail, loan origination system on wide area network, and check imaging which enables them to deliver timely and accurate information.

     The bank is a northeast Indiana leader in home mortgage lending and rapidly growing in the areas of agricultural, commercial lending, and financial services. We continually search for more ways to serve our present customers, while being responsive to our total community's needs.

     Our staff has spent considerable time and effort to be Y2K compliant, and to be able to meet customers' expectations with expertise, professionalism and genuine interest into the next millenium. For some time, Peoples Federal has been fine tuning all of our mission critical computer systems to ensure that when the calendar ticks over from the 20th to the 21st century there will be no interruption in community banking services. Our year 2000 date change preparedness has been checked, rechecked and tested by Peoples and federal regulators. We're OK on Y2K.

(Picture of Henderson Construction)

Board of Directors, Executive Officers, Branch Managers

(Picture of Board of Directors)

Seated left to right: Lloyd M. Cline, Jesse A. (Jack) Sanders, Lawrence R. Bowmar, Robert D. Ball, Roger J. Wertenberger. Standing left to right: Russell
A. Spice, Jack L. Buttermore, John C, Thrapp, John C. Harvey, Douglas D. Marsh, Bruce S. Holwerda, Maurice F. Winkler, III.
Board of Directors

Roger J. Wertenberger          John C. Harvey         John C. Thrapp
Chairman of the Board          Retired Physician,     Attorney, Thrapp & Thrapp
of the Bank, Auburn, IN        Auburn, IN             Kendallville, IN
Director since 1954.           Director since 1979.   Director since 1990.


Maurice F. Winkler, III        Bruce S. Holwerda
Chief Executive Officer and    Vice President and Chief Operating
President of the Bank, Auburn, Officer Ambassador Steel Corporation,
IN. Director since 1993.       Auburn, IN.  Director since 1998.


Lawrence R. Bowmar                          Douglas D. Marsh
Retired Vice President - Consumer           Chairman of the Board, Applied
Loans of the Bank, Auburn, IN               Innovations, Inc. Chicago, Illinois.
Director from 1974-1992                     President, Bridgewater Golf Club
and 1993-present.                           Auburn, IN.  Associate, Fairway
                                            Realtors, Inc., Auburn, IN.
                                            Director since 1982.

Robert D. Ball     Jack L. Buttermore  Lloyd M. Cline    Jesse A. (Jack) Sanders
Director Emeritus  Director Emeritus   Director Emeritus Director Emeritus
Russell E. Spice
Director Emeritus

Executive Officers of the Bank

Roger J. Wertenberger      Donald E. Budd                 Jeffery L. Grate
Chairman of the Board      Vice President-Trust Officer   Vice President-Lending



Maurice F. Winkler, III     Carole J. Leins
Chief Executive Officer     Vice President-Service        Herma F. Fields
and President               Corporation                   Vice President-Savings

Deborah K. Stanger                            John E. Weigel III
Vice President-Chief Financial Officer        Corporate Secretary

Branch Manager and Locations

Duwayne Anderson, Columbia City Downtown
123-129 S. Main St., Columbia City, IN  46725

April Haynes, Columbia City North
507 N. Main St., Columbia City, IN  46725

Cindy Jollief, Avilla
105 North Main St., Avilla, IN  47610

Larry Kummer, Waterloo
(Temporary)
105 North Wayne St., Waterloo, IN  46793
(Permanent 4-1-2000)
625 Wayne St., Waterloo, IN  46793

Richard Lewton, LaGrange
114-118 S. Detroit St., LaGrange, IN  46761

Clark Ream, Kendallville
116 W. Mitchell St., Kendallville, IN  46755

Brenda Strohm, Garrett
1212 S. Randolph St., Garrett, IN  46738

Auburn Office
212 West 7th St., Auburn, IN  47606


                 Peoples Federal Philosophy of Community Banking

     Peoples Federal Savings Bank believes in community banking. Peoples serves individuals and small to medium-sized businesses in its market areas. We believe that community banking is the most consistently profitable type of banking.

     Peoples believes that community banking operates best with empowerment of local management you know and trust.

     Peoples emphasizes funding of its assets with retail core deposits generated in its branches and main office. Peoples does not use brokered deposits and believes borrowings should be kept to a minimum.

     Peoples is a secured local lender and always emphasizes credit quality over asset growth. The costs of poor credit far outweigh the benefits of unwise asset growth.

     Peoples believes it is essential to be well-capitalized with a strong balance sheet. Capital is the cushion against poor economic times and errors in credit judgment.

     Peoples is very expense control oriented. A profitable community bank must be a low-cost provider of services.

     Peoples is very sales oriented and believes in sharing profits with the community and with all employees.

     Peoples places a high priority on the development of technology to enhance productivity, customer service and new products. Properly applied technology reduces costs and enhances services. Peoples is committed to providing extra services through convenient access, innovative products and good customer relations. Many of our customers bank with us because we are convenient.

     Peoples encourages open employee communications. Peoples promotes from within whenever possible and places the highest priority on honesty, integrity and ethical behavior.

     Peoples believes in community participation, both financially and through volunteerism.

     Peoples practices affirmative action and does not discriminate against anyone in employment or the extension of credit.

     Peoples Federal is committed to providing affordable housing for low income people. Several programs are in place with the Federal Home Loan Bank of Indianapolis ("FHLB") to assist our low income customers with their housing needs.

                          Independent Auditor's Report


 To the Stockholders and
 Board of Directors
 Peoples Bancorp
 Auburn, Indiana


     We have audited the consolidated balance sheet of Peoples Bancorp and subsidiary as of September 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Peoples Bancorp and subsidiary as of September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.


 Indianapolis, Indiana
 October 21, 1999


                   STATEMENT OF MANAGEMENT'S RESPONSIBILITY


     The management of Peoples Bancorp is responsible for the preparation and integrity of the consolidated financial statements and all other information presented in this annual report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and therefore, include estimates based on management's' judgment and estimates.

     Management maintains a system of internal controls to meet its responsibility for reliable financial information and the protection of assets. This system includes proper segregation of duties, the establishment of appropriate policies and procedures, and careful selection, training and supervision of qualified personnel. In addition, both independent auditors and management periodically review the system of internal controls and report their findings to the Audit Committee of the Board of Directors.

     The Committee is composed of non-management directors and meets periodically with the independent auditors and management to review their respective activities and responsibilities. Each has free and separate access to the Committee to discuss accounting, financial reporting, internal control and audit matters.

     Management recognized that the cost of a system of internal controls should not exceed the benefits derived and that there are inherent limitations to be considered in the potential effectiveness of any system. However, management believes that the Company's system of internal controls provides reasonable assurance that financial information is reliable and that assets and customer deposits are protected.


Roger J. Wertenberger       Maurice F. Winkler III          Deborah K. Stanger
Chairman of Board           Chief Executive Officer         Vice President-Chief
                            and President                   Financial Officer

General

         Peoples Bancorp (the "Company") is an Indiana corporation organized in October, 1990 to become the thrift holding company for Peoples Federal Savings Bank (the "Bank"). The Company is the sole stockholder of Peoples Federal. The Bank conducts business from its main office in Auburn and in its seven full service offices located in Avilla, Columbia City, Garrett, Kendallville, LaGrange, and Waterloo Indiana. Peoples Federal offers a full range of retail deposit services and lending services to northeastern Indiana. The Company's primary business activity is being the holding company for Peoples Federal.

         Historically, the principal business of savings banks, including Peoples Federal, has consisted of attracting deposits from the general public and making loans secured by residential real estate. Peoples Federal's net earnings are contingent on the difference or spread between the interest earned on its loans and investments and the interest paid on its consumer deposits and borrowings. Prevailing economic conditions, government policies, regulations, interest rates, and local competition also significantly affect the Bank.

         The Company's earnings are primarily dependent upon the earnings of the Bank. Interest income is a function of the balance of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amounts of deposits and borrowings outstanding during the same period and the rates paid on such deposits and borrowings. Peoples Federal's earnings are also affected by gains and losses on sales of loans and investments, provisions for loan losses, service charges, income from subsidiary activities, operating expenses and income taxes.

         On a yearly basis, The Bank updates its long-term strategic plan. This plan includes, among other things, Peoples Federal's commitment to maintaining a strong capital base and continuing to improve the organization's return on assets through asset growth and controlling operating expenses. Continued careful monitoring of Peoples Federal's interest rate risk is also cited as an important goal. As a result, continued origination of short-term consumer and installment loans, prime plus equity loans, adjustable rate mortgage loans, and fixed-rate real estate loans with original terms of 15 years or less will be emphasized.

         The  following   table  sets  forth  the  weighted   average  yield  on
interest-earning assets and the weighted average rate on interest- bearing liabilities for the years ending September 30, 1999, 1998, and 1997.

                                       September 30
                                   ----------------------
                                   1999     1998   1997
                                   ------  ------- ------
Weighted average interest rate on:
    Loans                           7.72%   8.03%   8.15%
    Securities                      6.95    6.02    5.89
    Other interest-earning assets   6.05    6.58    6.42
    Combined                        7.63    7.75    7.76
Weighted average cost of:
    NOW and savings deposits        2.82    2.85    2.78
    Certificates of deposit         5.20    5.62    5.64
    Borrowings                      5.17    5.21    4.85
    Combined                        4.45    4.79    4.80
Interest rate spread                3.18    2.96    2.96
Net yield on weighted average
     interest-earning assets        3.77    3.67    3.70

         The  following   table  sets  forth  the  weighted   average  yield  on
interest-earning assets and the weighted average rate of interest- bearing liabilities at September 30, 1999, 1998 and 1997.

                                              At September 30
                                      ------------------------------
                                        1999       1998      1997
                                      ---------  ---------  --------
Weighted average interest rate on:
    Loans                               7.73%      7.98%     8.34%
    Securities                          6.61       5.61      5.41
    Other interest-earning assets       7.62       5.01      6.20
    Combined                            7.66       7.76      7.89
Weighted average cost of:
    NOW and savings deposits            3.01       2.78      2.98
    Certificates of deposit             5.19       5.72      5.78
    Borrowings                          6.33       5.22      5.31
    Combined                            4.50       4.84      4.97
Interest rate spread                    3.16       2.92      2.92


Asset and Liability Management

         Peoples Federal, like other savings banks, is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits with short and medium-term maturities, mature or reprice more rapidly than its interest-earning assets. Although having liabilities that mature or reprice more frequently on average than assets will be beneficial in times of declining interest rates, such an asset/liability structure will result in lower net income during periods of rising interest rates, unless offset by other factors such as noninterest income.

         Historically, all of Peoples Federal's real estate loans were made at fixed rates. More recently, the Bank has adopted an asset and liability management plan that calls for the origination of residential mortgage loans and other loans with adjustable interest rates, the origination of 15-year or less residential mortgage loans with fixed rates, and the maintenance of investments with short to medium terms.

         The following table illustrates the projected maturities and the repricing mechanisms of the major asset and liability categories of Peoples Federal as of September 30, 1999. Maturity and repricing dates have been stated to reflect the contractual maturity and repricing dates. The information presented in the following table is derived from information that is provided to the OTS in "Schedule CMR: Maturity and Rate" filed as part of Peoples Federal's September 30, 1999, quarterly report. The data contained in the following report is the contractual repricing information and does not contain any assumptions regarding repricing.

                                                                           At September 30, 1999
                                                                          (Dollars in Thousands)
                                          -------------------------------------------------------------------------
                                          3 Months    More than 3 Months                          Over
Period to maturity or repricing            or Less      Thru 1 Year    1-3 Years   3-5 Years     5 Years    Total
                                          -----------   ------------- ---------- -------------  --------- ---------
Interest earning assets:
    Adjustable rate loans                    $ 7,080     $ 17,366         $ 10         $ 68          $ -  $ 24,524
    Fixed rate loans                           2,478        2,560        4,511       16,563      226,684   252,796
    Investment securities                      5,293        1,114        2,735        4,763        3,638    17,543
    Consumer and other loans                  11,342        2,137        2,525        3,092        1,717    20,813
                                          -----------   -----------  -----------  -----------  ---------- ---------
    Total Assets Subject to Repricing         26,193       23,177        9,781       24,486      232,039   315,676
                                          -----------   -----------  -----------  -----------  ---------- ---------
Liabilities Subject to Repricing:
    Certificates of deposit                   63,776       68,661       46,826        6,395            -   176,337
    N.O.W. and other transaction accounts     32,688            -            -            -            -    32,688
    Passbook accounts                         38,311            -            -            -            -    38,311
    Money market accounts                     23,187            -            -            -            -    23,187
    Borrowings                                 5,240            -            -        2,000        3,000    10,240
                                          -----------   -----------  -----------  -----------  ---------- ---------
    Total Liabilities Subject to Repricing   163,202       68,661       46,826        8,395        3,000   280,763
                                          -----------   -----------  -----------  -----------  ---------- ---------
Excess (deficiency) of rate sensitive
    assets over rate sensitive liabilities $(137,009)   $ (45,484)   $ (37,045)    $ 16,091    $ 229,039  $ 34,913
                                          ===========   ===========  ===========  ===========  ========== =========
Cumulative excess (deficiency) of rate
    sensitive assets over rate sensitive   $(137,009)   $(182,493)   $(219,538)   $(203,447)   $  25,592  $ 34,913
                                          ===========   ===========  ===========  ===========  ========== =========
    liabilities

As a % of Total Assets Subject to Repricing  (43.40)%      (57.81)%     (69.55)%     (64.45)%      8.11%    11.06%

         A negative interest rate gap leaves Peoples Federal's earnings vulnerable to periods of rising interest rates because during such periods, the interest expense paid on liabilities will generally increase more rapidly than the interest income earned on assets. Conversely, in a falling interest rate environment, the total expense paid on liabilities will generally decrease more rapidly than the interest income earned on assets. A positive interest rate gap will have the opposite effect. The Company's management believes that the Bank's interest rate gap in recent periods has generally been maintained within an acceptable range in view of the prevailing interest rate environment.

     The OTS has issued a regulation, which uses a net market value methodology to measure the interest rate risk exposure of thrift institutions. Under this OTS regulation, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with over $300 million in assets or less than a 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related "normal" level of interest rate risk) based upon certain interest rate changes (discussed below). Institutions that do not meet either of the filing requirements are not required to file OTS Schedule CMR, but may do so voluntarily. Under the regulation, institutions that must file are required to take a deduction (the interest rate risk capital component) from their total capital available to calculate their risk-based capital requirement if their interest rate exposure is greater than "normal". The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets.

         Presented below, as of September 30, 1999 and 1998, is an analysis performed by the OTS of Peoples Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points. At September 30, 1999 and 1998, 2% of the present value of Peoples Federal's assets were approximately $6.5 million and $6.2 million. Because the interest rate risk of a 200 basis point increase in market rates (which was greater than the interest rate risk of a 200 basis point decrease) was $12.0 million at September 30, 1999 and $7.5 million at September 30, 1998, Peoples Federal would have been required to make a deduction from its total capital available to calculate its risk based capital requirement. The decrease in interest rate risk from 1998 to 1999 is due to the large increase in loan volume during 1999 which consisted primarily of fixed rate loans.

                   Interest Rate Risk As of September 30, 1999

Changes                Market Value
in Rates    $ Amount    $ Change      % Change    NPV Ratio    Change
----------  ---------  -------------  ---------  ----------- ---------
+300 bp      23,070     (10,664)        -45%        7.58%      (536)
+200 bp      29,702     (12,032)        -29%        9.61%      (323)
+100 bp      36,101      (5,633)        -13%       11.27%      (147)
    0 bp     41,734           -           0%       12.74%         -
-100 bp      45,518       3,784           9%       13.67%        93
-200 bp      48,072       6,338          15%       14.26%       151
-300 bp      50,646       8,912          23%       14.83%       209


                   Interest Rate Risk As of September 30, 1998

Changes                Market Value
in Rates    $ Amount    $ Change      % Change    NPV Ratio    Change
----------  ---------  -------------  ---------  -----------  --------
+300 bp      29,960     (12,811)        -30%       10.33%       (357)
+200 bp      35,253      (7,517)        -18%       11.88%       (203)
+100 bp      39,709      (3,061)         -7%       13.11%        (79)
    0 bp     42,770           -           0%       13.91%          -
-100 bp      44,320       1,550           4%       14.26%         35
-200 bp      46,360       3,590           8%       14.73%         82
-300 bp      49,198       6,428          15%       15.40%        149


         In evaluating the Bank's exposure to interest rate risk, certain shortcomings, inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing table.


Interest Income

         Net interest income decreases during periods when the spread is narrowed between the Bank's weighted average rate at which new loans are originated and its weighted average cost of liabilities. In addition, the Bank's ability to originate and sell mortgage loans is affected by market factors such as interest rates, competition, consumer preferences, the supply of and demand for housing, and the availability of funds.

         The following table sets forth the weighted average yields earned on the Bank's assets and the weighted average rate paid on deposits and borrowings.

                                                                 Years ended September 30
                                                                  (Dollars in Thousands)
                                   ---------------------------------------------------------------------------------------
                                                1999                        1998                           1997
                                   --------------------------- ----------------------------- -----------------------------
                                     Average   Interest          Average   Interest           Average      Interest
                                   Outstanding  Earned/ Yield/ Outstanding Earned/   Yield/  Outstanding   Earned/  Yield/
                                     Balance     Paid    Rate    Balance    Paid     Rate     Balance       Paid     Rate
                                   ----------- -------- ------ ----------- -------- -------- ------------  -------- ------
Interest-earning assets:
    Loans(1)                        $285,296  $22,028   7.72%   $252,520   $20,266     8.03%  $230,278     $18,758   8.15%
    Investment securities(2)          17,447    1,213   6.95      33,665     2,025     6.02     34,992       2,060   5.89
    Other interest-earning assets      9,684      586   6.05      10,069       663     6.58     16,822       1,080   6.42
                                   ---------- --------         ----------- --------          ------------  --------
    Total interest-earning assets    312,427   23,827   7.63     296,254    22,954     7.75    282,092      21,898   7.76
                                   ----------                  -----------                   ------------
Allowance for loan losses               (977)                       (906)                         (883)
Other assets                           7,325                       4,291                         3,484
                                   ----------                  -----------                   ------------
Total Assets                        $318,775                    $299,639                      $284,693
                                   ==========                  ===========                   ============

Interest-bearing liabilities:
     NOW and savings deposits        $85,866    2,415   2.81    $ 74,516     2,124     2.85   $ 70,004       1,949   2.78
     Certificates of deposit         177,194    9,221   5.20     171,963     9,670     5.62    166,557       9,402   5.64
     Borrowings                        8,046      425   5.28       5,623       293     5.21      2,412         117   4.85
                                   ---------- --------         ----------- --------          ------------  --------
Total interest-bearing liabilities   271,106   12,061   4.45     252,102    12,087     4.79    238,973      11,468   4.80
                                   ---------- --------         -----------                   ------------
Other liabilities                      2,664                       2,332                         2,358
Stockholders' equity                  45,005                      45,205                        43,362
                                   ----------                  -----------                   ------------
Total Liabilities and
     Stockholders' equity           $318,775                    $299,639                      $284,693
                                   ==========                  ===========                   ============

Net interest income/spread                    $11,766   3.18               $10,867     2.96                 $10,430   2.96
                                              ========                     ========                        =========
Net yield on interest earning assets                    3.77                           3.67                                  3.70

(1) Average balances include nonaccrual balances.
(2) Yield on investment securities is computed based on amortized cost.

     The Company has supplemented its interest income through purchases of investment securities when appropriate. Such investments include US Government securities, including those issued and guaranteed by the Federal Home Loan Mortgage Corporation ("FHLMC"), the Federal National Mortgage Association ("FNMA"), and the Government National Mortgage Association ("GNMA"), and state and local obligations. This activity (a) generates positive interest rate spreads on large principal balances with minimal administrative expense; (b) lowers the credit risk of the Bank's loan portfolio as a result of the guarantees of full payment of principal and interest by FHLMC, FNMA, and GNMA;
(c) enables the Bank to use securities as collateral for financings in the capital markets; and (d) increases the liquidity of the Bank.

     In addition to changes in interest rates, changes in volume can have a significant effect on net interest income. The following table describes the extent to which changes in interest rates and changes in volume of interest related assets and liabilities have affected Peoples Federal's interest income and expense for the periods indicated. For the purposes of this table, changes attributable to both rate and volume, which cannot be separated, have been allocated proportionately to the change due to volume and the change due to rate.

                                                             Years ended September 30,
                              -----------------------------------------------------------------------------
                                     1999 vs 1998                1998 vs 1997            1997 vs 1996
                               ------------------------- ------------------------ -------------------------
                                 Increase                  Increase                  Increase
                                (Decrease)                (Decrease)                (Decrease)
                                  Due to        Total       Due to       Total        Due to       Total
                               --------------  Increase  -------------- Increase  --------------  Increase
                               Volume   Rate  (Decrease) Volume   Rate (Decrease) Volume  Rate   (Decrease)
                               ------- ------ ---------- ------- ------ --------- ------ ------- ----------
Interest income from:
 Loans                         $2,565  $(803)   $1,762   $1,779  $(271)  $1,508    $453  $(345)     $108
 Investment securities         (1,089)   277      (812)     (83)    48      (35)    (86)    82        (4)
 Other interest-earning assets    (25)   (52)      (77)    (445)    28     (417)     20     38        58
                               ------- ------ ---------- ------- ------ --------- ------ ------  ---------
 Total interest income          1,451   (578)      873    1,251   (195)   1,056     387   (225)      162
                               ------- ------ ---------- ------- ------ --------- ------ ------  ----------
Interest expense from:
 NOW and savings deposits         322    (22)      300      126     49      175      (1)   104       103
 Certificates of deposit          288   (737)     (449)     301    (33)     268     159    (98)       61
 Borrowings                       125     (2)     123       167      9      176      80     (6)       74
                               ------- ------ ---------- ------- ------ --------- ------ ------  ----------
 Total interest expense           735   (761)      (26)     594     25      619     238      -       238
                               ------- ------ ---------- ------- ------ --------- ------ ------  ----------
Net interest income (expense)  $  716  $ 183   $   899   $  657  $(220)   $ 437    $149  $(225)     $(76)
                               ======= ====== ========== ======= ====== ========= ====== ======  ==========

Operating Expense

         While operating expenses have increased, the increases have been due in large part to the expansion of the Bank's operations. The increases, with the exception of increased FDIC premiums, are service related and consist of the following: appraisal and legal fees in connection with loan originations, data processing due to automating manual systems; and start up costs for new services. Operating expenses as a percentage of the Bank's total assets were 1.73%, 1.57%, and 1.46% for fiscal years ended September 30, 1999, 1998, and 1997, respectively.

         The Bank continuously seeks to reduce operating expenses. In this regard, the budget committee of the Board of Directors monitors the Bank's current operating budget on at least a quarterly basis to ascertain that expense levels remain within projected ranges and to establish competitive, as opposed to aggressive, rates for the Bank's various deposit accounts. The Bank's efforts to contain operating expense also include underwriting policies that attempt to reduce potential losses and conservative expansion of personnel.

Liquidity and Capital Resources

     The standard measure of liquidity for savings banks is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. The minimum required ratio is currently set by OTS regulation at 4%, of which 1% must be comprised of short-term investments (i.e., generally with a term of less than one year). Liquid assets consist of cash and eligible investments, which include certain United States Treasury obligations, securities of various federal agencies, certificates of deposit at insured banks, federal funds, and bankers' acceptances. At September 30, 1999, the Bank had liquid assets of $16,812,791. This represents a ratio of liquid assets to total assets of 6.0%.

     The primary internal sources of funds for operations are principal and interest payments on loans and new deposits. In addition, if greater liquidity is required, the Bank can borrow from the FHLB. In the opinion of management, the Bank's liquid assets are adequate to meet mortgage commitments ($4,163,200 at September 30, 1999, all for residential mortgage loans), consumer loan commitments ($14,252,697 at September 30, 1998, primarily for home equity lines) and other obligations and expenditures.

     During the year ended September 30, 1999 cash and cash equivalents increased over $2.1 million. This increase along with an increase in loans of $29.9 million was funded by a decrease in investment securities of $9.1 million, and increases in deposits of $22.3million and borrowings of $1.0 million. Operations provided $4.3million.

     During the year ended September 30, 1998 cash and cash equivalents decreased over $7.1 million. This decrease was used to fund an increase in loans of $31.5 million. A decrease in investment securities of $10.8 million, and increases in deposits of $6.8 million and borrowings of $6.0 million funded the balance of the increase. Operations provided $4.2 million.

Results of Operations, Fiscal Year Ended September 30, 1999 Compared to Fiscal Year Ended September 30, 1998

     The Company's net interest income increased $899,248 to $11,766,185 for the fiscal year ended September 30, 1999. The increase was primarily attributable to the increased volume of loans in 1999 versus 1998. Interest expense decreased slightly due to lower rates paid on certificates of deposit accounts. This decrease was almost entirely offset by increases due to higher deposit volume, and higher borrowing volumes necessary to fund the loans. Interest expense decreased $26,067 to $12,061,198.

     Provision for loan losses increased $14,348 to $88,969 reflecting adjustments due to management's continuing review of its earning asset portfolio. Management's review of its loan portfolio is based on historical information, review of specific loans, and general economic conditions.

     Other income increased $96,038 to $853,720. This increase was a combination of higher fiduciary fees collected this year and higher fees charged on deposit accounts. Other income decreased due to last year's gains on securities sold which were not repeated this year.

     Total non-interest expense for the year was $5,459,307, an increase of $712,399. This increase consisted of increased salaries and benefits of $262,720, equipment and occupancy expense of $152,994, and other expenses of $295,838. These increases were caused by additional personnel added to begin a commercial and agricultural lending department, new equipment purchased in anticipation of year 2000, and amortization of a low income housing investment for tax losses.

     The effective tax rate for the Company for the years ended September 30, 1998 and 1997 was 35.1% and 38.2% respectively.

Results of Operations, Fiscal Year Ended September 30, 1998 Compared to Fiscal Year Ended September 30, 1997

     The Company's net interest income increased to $10,792,316 for the fiscal year ended September 30, 1998, an increase of $412,076 over the previous year. The increase was primarily attributable to the increased volume of loans this year versus last. The increase in loan income was partially offset by increased interest expense due to higher volumes of deposits, and higher borrowing volumes necessary to fund the loans. Interest expense increased $619,706 to $12,087,265.

     Provision for loan losses increased $24,621 to $74,621 reflecting adjustments due to management's continuing review of its earning asset portfolio. Management's review of its loan portfolio is based on historical information, review of specific loans, and general economic conditions.

     Other  income  increased   $113,518  to  $757,682.   This  increase  was  a
combination of higher fiduciary fees collected this year, and gains on securities sold.

     Total non-interest expense for the year was $4,746,908, an increase of $518,456. This increase consisted of increased salaries and benefits of $270,147, equipment and occupancy expense of $173,995, and data processing expense of $118,963. The addition of a second branch in Columbia City, and the addition of four ATM machines during this year caused these increases. Deposit insurance expense decreased $65,625 due to the lower premium rate being in effect for the entire fiscal year.

     The effective tax rate for the Company for the years ended September 30, 1998 and 1997 was 38.2%.


Impact of Inflation and Changing Prices

     The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial condition and operating results in terms of historical dollars or fair value without considering changes in the relative purchasing power of money over time due to inflation.

     Virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services, since such prices are affected by inflation. In a volatile interest rate environment, liquidity and the maturity structure of the Bank's assets and liabilities are critical to the maintenance of acceptable performance levels.

Year 2000

     The Company has an ongoing program to ensure that its operational and financial systems will not be adversely affected by year 2000 software failures. They have begun testing mission critical software and hardware applications, and expect to be finished with this testing process well in advance of December 31, 1999. Software and hardware, which has been deemed not to be year 2000 compliant, has, or is being replaced. While the Company believes it is taking all appropriate steps to assure year 2000 compliance, it is dependent on vendor compliance to some extent. The Company is requiring its systems and software vendors to represent that the services and products provided are, or will be, year 2000 compliant. The Company estimates that the cost to redevelop, replace or repair its technology will not have a material impact on its financial results.

     In addition to possible expenses related to our own systems and those of our service providers, we could incur losses if Year 2000 problems affect any of our depositors or borrowers. Such problems could include delayed loan payments due to Year 2000 problems affecting any of our significant borrowers or impairing the payroll systems of large employers in our market area. Because our loan portfolio to individual borrowers is diversified and our market area does not depend significantly upon one employer or industry, we do not expect any such Year 2000 related difficulties that may affect our depositors and borrowers to significantly affect our net earnings or cash flow.


Current Accounting Issues

     Accounting for Derivative Instruments and Hedging Activities. Statement of Financial Accounting Standards ("SFAS") No. 133 requires companies to record derivatives on the balance sheet at their fair value. SFAS No. 133 also acknowledges that the method of recording a gain or loss depends on the use off the derivative. If certain conditions are on the use of the derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or
(c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction.

o For a derivative designated as hedging the exposure to changes in the fair value of a recognized asset or liability or a firm commitment

          (referred to as a fair value hedge), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk of being hedged. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

o For a derivative designated as hedging the exposure to variable cash flows of a forecasted transaction (referred to as a cash flow hedge), the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income (outstanding earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective proportion of the gain or loss is reported as earnings immediately.

o For a derivative designated as hedging the foreign operation of a net investment in a foreign operation, the gain or loss is reported in other comprehensive income (outside earnings) as part of the cumulative translation adjustment. The accounting for a fair value hedged described above applies to derivative designated as a hedge of the foreign exposure of an unrecognized firm commitment or an available-for-sale security. Similarly, the accounting for a cash flow hedge described above applies to a derivative designated as a hedge of the foreign currency exposure of a foreign-currency-denominated forecasted transaction.

o For a derivative designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change.

     The new statement applies to all entities. If hedge accounting is elected by the entity, the method of assessing the effectiveness of the hedging derivative and the measurement approach of determining the hedge's ineffectiveness must be established in the inception of the hedge.

     SFAS No. 133 amends SFAS No.52 and supercedes SFAS Nos. 80, 105, and 119. SFAS No. 107 is amended to include the disclosure provisions about the concentrations of credit risk from SFAS No. 105. Several Emerging Issue Task Force consensuses's are also changed or nullified by the provisions of SFAS No. 133.

     SFAS No. 133 was to be effective for all fiscal years beginning after June 15, 1999. The implementation date was deferred, and SFAS No. 133 will now be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000.

     SFAS 133 is not expected to have a significant impact on the operations of the Company.

     Accounting for Mortgage-Backed securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. SFAS No. 134 establishes accounting standards for certain activities of mortgage banking enterprises and for other enterprises with similar mortgage operations. This Statement amends SFAS No. 65.

     SFAS No. 65 are previously amended by SFAS Nos. 115 and 125, required a mortgage banking enterprise to classify a mortgage-backed security as a trading security following the securitization of the mortgage loans held for sale, an entity engaged in mortgage banking activities must classify the resulting mortgage-backed security of other retained interests based on the entity's ability and intent to sell or hold those investments.

     The determination of the appropriate classification for securities retained after the securitization of mortgage loans by a mortgage banking enterprise now conforms to SFAS No. 115. The only requirement the new SFAS No. 134 adds is that if an entity has a sales commitment in place, the security must be classified into trading.

     This statement is in effect for the first fiscal quarter beginning after December 15, 1998. On the date this Statement is initially applied, an entity may reclassify mortgage-backed securities and other beneficial interest retained after the securitization of mortgage loans held for sale from the trading category. Except for those with sales commitments in place. Those securities and other interest shall be classified based on the entity's present ability and intent to hold the investments.

     SFAS 134 is not expected to have a significant impact on the operations of the Company.

                                        SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY

                                                             September 30
                                ----------------------------------------------------------------
                                    1999         1998         1997          1996          1995
                                ------------ ------------ ------------ ------------ ------------
Financial Condition Data:
   Total assets                 $327,562,551 $304,936,781 $290,601,595 $280,011,850 $276,607,771
   Loans receivable, net         296,869,920  266,658,583  235,255,669  223,011,251  218,663,928
   Investments and other
      interest-earning assets     21,108,106   27,664,033   46,439,468   47,970,950   47,811,103
   Deposits                      270,994,094  248,545,280  241,790,139  235,081,440  232,747,018
   Borrowed funds                 10,239,739    9,202,653    3,162,400            -    1,000,000
   Long term debt                  5,000,000    5,000,000            -            -            -
   Stockholders' equity           45,456,219   44,670,627   44,298,170   42,676,765   41,624,026

                                                   For Year Ended September 30
                                ----------------------------------------------------------------
                                    1999         1998         1997          1996         1995
                                ------------ ------------ ------------ ------------ ------------
Operating Data:
   Interest income              $ 23,827,383 $ 22,954,202 $ 21,897,799 $ 21,736,000 $ 20,685,111
   Interest expense               12,061,198   12,087,265   11,467,559   11,229,590   10,727,454
                                ------------ ------------ ------------ ------------ ------------
   Net interest income            11,766,185   10,866,937   10,430,240   10,506,410    9,957,657
   Provision
      for losses on loans             88,969       74,621       50,000        8,824       50,058
                                ------------ ------------ ------------ ------------ ------------
   Net interest income
      after provision
      for losses on loans         11,677,216   10,792,316   10,380,240   10,497,586    9,907,599
   Other income                    1,050,025      757,682      644,164      640,928      630,064
   Other expenses                  5,655,599    4,746,908    4,228,452    5,930,049    4,146,191
                                ------------ ------------ ------------ ------------ ------------
   Income before income taxes      7,071,642    6,803,090    6,795,952    5,208,465    6,391,472
   Income tax expense              2,484,876    2,596,395    2,593,760    1,996,007    2,492,042
                                ------------ ------------ ------------ ------------ ------------
   Net income                   $  4,586,766 $  4,206,695 $  4,202,192 $  3,212,458 $  3,899,430
                                ============ ============ ============ ============ ============
   Basic Net income per common share   $1.42        $1.25        $1.22        $0.91        $1.10
                                ============ ============ ============ ============ -===========
   Dividends per common share          $0.49        $0.45        $0.41        $0.37        $0.31
                                ============ ============ ============ ============ ============

Other Data:
   Average yield on all interest-
      earning assets                   7.63%        7.75%        7.76%        7.85%        7.68%
   Average cost of all interest-
      bearing liabilities              4.45         4.79         4.80         4.79         4.65
                              -------------- ------------ ------------ ------------ ------------
   Interest rate spread                3.18%        2.96%        2.96%        3.06%        3.03%
                              ============== ============ ============ ============ ============
 Number of full service banking offices   8            7            7            6            6
 Return on assets (net income divided by
    average total assets)              1.44%        1.40%        1.47%        1.15%        1.43%
 Return on equity (net income divided
    by average total equity)          10.19         9.31         9.69         7.50         9.66
 Dividend payout ratio
    (dividends per common share divided by
    net income per common share)      34.51        36.00        33.61        40.66        41.82
 Equity to assets ratio (average total equity
    divided by average total assets)  14.12        15.08        15.22        15.37        14.84

                         PEOPLES BANCORP AND SUBSIDIARY
                           Consolidated Balance Sheet

                                                                               September 30
                                                                           1999          1998
                                                                     -------------- --------------
Assets
   Cash and due from banks                                            $  4,838,115   $  3,567,625
   Interest-bearing deposits                                               834,134              -
                                                                     -------------- --------------
         Total cash and cash equivalents                                 5,672,249      3,567,625
   Interest-bearing time deposits                                                         718,000
   Investment securities
     Available for sale                                                 16,932,913     21,877,758
     Held to maturity (fair value of $921,651 and $5,103,570)              867,559      5,068,275
                                                                     -------------- --------------
          Total investment securities                                   17,800,472     26,946,033
   Loans, net of allowance for loan losses of $1,005,119 and $947,008  296,869,920    266,658,583
   Premises and equipment                                                2,285,889      2,396,878
   Federal Home Loan Bank of Indianapolis stock, at cost                 2,473,500      2,217,700
   Other assets                                                          2,460,521      2,431,962
                                                                     -------------- --------------
         Total assets                                                 $327,562,551   $304,936,781
                                                                     ============== ==============
Liabilities
   Bank overdraft                                                                -      1,171,306
   NOW and savings deposits                                             94,238,078     75,428,503
   Certificates of deposit                                             176,756,016    173,116,777
   Short-term borrowings                                                 5,239,739      4,202,653
   Long-term debt                                                        5,000,000      5,000,000
   Other liabilities                                                       872,499      1,346,915
                                                                     -------------- --------------
         Total liabilities                                             282,106,332    260,266,154
                                                                     -------------- --------------
Commitments and Contingencies

Stockholders' Equity
   Preferred stock, $1 par value
     Authorized and unissued--5,000,000 shares
   Common stock, $1 par value
     Authorized--7,000,000 shares
     Issued and outstanding--3,183,717 and 3,280,684 shares              3,183,717      3,280,684
   Additional paid-in capital                                            1,203,696      3,020,798
   Retained earnings                                                    41,282,725     38,272,422
   Accumulated other comprehensive income                                 (213,919)        96,723
                                                                     -------------- --------------
         Total stockholders' equity                                     45,456,219     44,670,627
                                                                     -------------- --------------

         Total liabilities and stockholders' equity                   $327,562,551   $304,936,781
                                                                     ============== ==============


See notes to consolidated financial statements.

                         PEOPLES BANCORP AND SUBSIDIARY
                        Consolidated Statement of Income

                                               Year Ended September 30
                                            1999        1998        1997
                                        ----------- ----------- -----------
Interest Income
   Loans                                $22,028,006 $20,271,263 $18,758,262
   Investment securities                    843,675   1,793,778   2,052,480
   Other interest and dividend income       955,702     889,161   1,087,057
                                        ----------- ----------- -----------
                                         23,827,383  22,954,202  21,897,799
                                        ----------- ----------- -----------
Interest Expense
   Deposits
      NOW and savings deposits            2,423,709   2,124,060   1,948,834
      Certificates of deposit             9,221,122   9,669,669   9,401,639
   Short-term borrowings                    135,842     198,113     117,086
   Long-term debt                           280,525      95,423          --
                                        ----------- ----------- -----------
                                         12,061,198  12,087,265  11,467,559
                                        ----------- ----------- -----------

Net Interest Income                      11,766,185  10,866,937  10,430,240
   Provision for loan losses                 88,969      74,621      50,000
                                        ----------- ----------- -----------

Net Interest Income After Provision
   for  Loan Losses                      11,677,216  10,792,316  10,380,240
                                        ----------- ----------- -----------

Other Income
   Fiduciary activities                     125,255      98,246      54,689
   Fees and service charges                 547,455     455,089     448,124
   Other income                             181,009     204,347     141,351
                                        ----------- ----------- -----------
         Total other income                 853,719     757,682     644,164
                                        ----------- ----------- -----------

Other Expenses
   Salaries and employee benefits         2,771,597   2,508,878   2,238,731
   Net occupancy expenses                   376,420     319,856     294,372
   Equipment expenses                       473,952     377,522     229,011
   Data processing expense                  461,310     403,291     284,328
   Deposit insurance expense                149,564     150,359     215,984
   Other expenses                         1,226,450     987,002     966,026
                                        ----------- ----------- -----------
         Total other expenses             5,459,293   4,746,908   4,228,452
                                        ----------- ----------- -----------

Income Before Income Tax                  7,071,642   6,803,090   6,795,952
   Income tax expense                     2,484,876   2,596,395   2,593,760
                                        ----------- ----------- -----------

Net Income                              $ 4,586,766 $ 4,206,695 $ 4,202,192
                                        =========== =========== ===========

Basic Earnings per Share                      $1.42       $1.25      $1.22

Diluted Earnings per Share                     1.42        1.25       1.22

Weighted Average Shares Outstanding       3,226,894   3,370,468   3,432,177


See notes to consolidated financial statements.

                         PEOPLES BANCORP AND SUBSIDIARY
                 Consolidated Statement of Stockholders' Equity



                                                                                                     Accumulated
                                         Common Stock        Additional                                Other
                                     -----------------------  Paid-In    Comprehensive  Retained    Comprehensive
                                     Outstanding   Amount     Capital       Income      Earnings       Income        Total
                                     ----------- ----------- ----------- ------------- ------------ ------------- ------------
Balances October 1, 1996              2,325,494  $2,325,494  $7,690,289                $32,762,852    $(101,870)  $42,676,765
 Comprehensive income
   Net income                                --          --          --    $4,202,192    4,202,192           --     4,202,192
   Other comprehensive income, net
     of tax
     Unrealized gains on securities                                          171,172                   171,172       171,172
                                                                         -------------
 Comprehensive income                                                      $4,373,364
                                                                         =============
 Cash dividends ($0.41 per share)            --          --          --                 (1,391,751)          --    (1,391,751)
 Repurchase of treasury stock           (64,170)    (64,170) (1,296,038)                        --           --    (1,360,208)
 Stock split                          1,130,662   1,130,662  (1,130,662)                        --           --            --
                                    ------------ ----------- -----------               ------------ ------------- ------------
Balances September 30, 1997           3,391,986   3,391,986   5,263,589                 35,573,293       69,302    44,298,170
 Comprehensive income
   Net income                                --          --          --    $4,206,695    4,206,695           --     4,206,695
   Other comprehensive income, net
     of tax
     Unrealized gains on
       securities, net of                                                     27,421                    27,421        27,421
       reclassification adjustment
                                                                         -------------
 Comprehensive income                                                     $4,234,116
                                                                         =============
 Cash dividends ($0.45 per share)            --          --          --                 (1,507,566)          --    (1,507,566)
 Repurchase of treasury stock          (111,302)   (111,302) (2,242,791)                        --           --    (2,354,093)
                                   ------------- ----------- -----------               ------------ ------------- ------------
Balances September 30, 1998           3,280,684   3,280,684   3,020,798                 38,272,422       96,723    44,670,627
 Comprehensive income
   Net income                                --          --          --    $4,586,766    4,586,766           --     4,586,766
   Other comprehensive income, net
     of tax
     Unrealized losses on                                                   (310,642)                  (310,642)     (310,642)
       securities
                                                                         -------------
 Comprehensive income                                                     $4,276,124
                                                                         =============
 Cash dividends ($0.49 per share)            --          --          --                 (1,576,463)          --    (1,576,463)
 Repurchase of treasury stock           (96,967)    (96,967) (1,817,102)                        --           --    (1,914,069)
                                   ------------- ----------- -----------               ------------ ------------- ------------
Balances September 30, 1999           3,183,717  $3,183,717  $1,203,696                $41,282,725    $(213,919)  $45,456,219
                                   ============= =========== ===========               ============ ============= ============

See notes to consolidated financial statements.

                         PEOPLES BANCORP AND SUBSIDIARY
                      Consolidated Statement of Cash Flows


                                                                                Year Ended September 30
                                                                              1999        1998        1997
                                                                         ------------ ------------ ------------
Operating Activities
 Net income                                                              $ 4,586,766  $ 4,206,695   $4,202,192
 Adjustments to reconcile net income to net cash provided by operating activities
   Provision for loan losses                                                  88,969       74,621       50,000
   Depreciation and amortization                                             439,605      381,035      255,095
   Investment securities accretion, net                                      (79,166)     (40,769)     (36,876)
   Amortization of deferred loan fees                                       (426,077)    (379,997)    (271,410)
   Gain on sale of investment securities                                          --      (73,541)          --
   Change in
     Deferred income tax                                                    (459,581)    (138,060)     617,401
     Interest receivable                                                     (35,974)      44,804      116,711
     Interest payable                                                        179,596       32,522      (26,034)
   Other adjustments                                                         (17,390)      81,608   (1,435,368)
                                                                         ------------ ------------ ------------
       Net cash provided by operating activities                           4,276,748    4,188,918    3,471,711
                                                                         ------------ ------------ -------------
Investing Activities
 Net change in interest-bearing deposits                                     718,000      258,000     (976,000)
 Purchases of securities available for sale                               (7,459,930)  (3,625,859) (14,636,858)
 Purchases of securities held to maturity                                         --           --     (320,000)
 Proceeds from maturities and paydowns of securities held to maturity      4,216,989    4,203,955    5,342,664
 Proceeds from maturities and paydowns of securities available for sale   11,980,245   10,597,951   14,929,330
 Proceeds from sale of security available for sale                                --    2,661,344           --
 Net change in mutual funds                                                       --   (2,896,947)  (2,563,954)
 Net change in loans                                                     (29,874,229) (31,212,564) (12,205,762)
 Purchases of premises and equipment                                        (328,616)  (1,079,132)    (492,605)
 Proceeds from sale of equipment                                                  --       13,993           --
 Proceeds from sales of real estate owned                                    143,566      115,026      277,254
 Purchases of Federal Home Loan Bank of Indianapolis stock                  (255,800)    (155,500)     (57,800)
 Other investing activities                                                   33,349     (337,500)    (225,000)
                                                                         ------------ ------------ ------------
      Net cash used by investing activities                              (20,826,426) (21,457,233) (10,928,731)
                                                                         ------------ ------------ ------------
Financing Activities
 Net change in
   NOW and savings deposits                                               18,795,930    4,885,569    2,192,329
   Certificates of deposit                                                 3,464,428    1,837,050    4,542,405
   Short-term borrowings                                                  (1,162,914)   1,040,253    3,162,400
 Net change in advances by borrowers for taxes and insurance                      --         (593)      (1,859)
 Net change in bank overdraft                                             (1,171,306)   1,171,306           --
 Proceeds from Federal Home Loan Bank advances                             2,200,000    5,000,000           --
 Cash dividends                                                           (1,557,767)  (1,475,696)  (1,377,648)
 Repurchase of common stock                                               (1,914,069)  (2,354,093)  (1,360,208)
                                                                         ------------ ------------ ------------
       Net cash provided by financing activities                          18,654,302   10,103,796    7,157,419
                                                                         ------------ ------------ ------------
Net Change in Cash and Cash Equivalents                                    2,104,624   (7,164,519)    (299,601)
Cash and Cash Equivalents, Beginning of Year                               3,567,625   10,732,144   11,031,745
                                                                         ------------ ------------ ------------
Cash and Cash Equivalents, End of Year                                   $ 5,672,249  $ 3,567,625  $10,732,144
                                                                         ============ ============ ============
Additional Cash Flows and Supplementary Information:
   Interest paid                                                         $11,860,610  $12,054,743  $11,493,593
   Income tax paid                                                         2,861,591    2,612,502    1,511,993


See notes to consolidated financial statements.

                         PEOPLES BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


Note 1 -- Nature of Operations and Summary of Significant Accounting Policies

     The accounting and reporting policies of Peoples Bancorp ("Company"), its wholly owned subsidiary, Peoples Federal Savings Bank of DeKalb County ("Bank"), and the Bank's wholly owned subsidiary, Peoples Financial Services, Inc. ("Peoples Financial") conform to generally accepted accounting principles and reporting practices followed by the thrift industry. The more significant of the policies are described below.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The Company is a thrift holding company whose principal activity is the ownership and management of the Bank. The Bank operates under a federal thrift charter and provides full banking services, including trust services. As a federally chartered thrift, the Bank is subject to the regulation of the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation.

     The Bank generates mortgage and consumer loans and receives deposits from customers located primarily in DeKalb County, Indiana and surrounding counties. The Bank's loans are generally secured by specific items of collateral including real property and consumer assets.

     Consolidation--The consolidated financial statements include the accounts of the Company, the Bank and Peoples Financial after elimination of all material intercompany transactions.

     Investment Securities--Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity and marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately, net of tax, in accumulated other comprehensive income. The Company holds no securities for trading.

     Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

     Loans are carried at the principal amount outstanding. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans.

                         PEOPLES BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements


     Allowance for loan and real estate losses are maintained to absorb loan and real estate losses based on management's continuing review and evaluation of the loan and real estate portfolios and its judgment as to the impact of economic conditions on the portfolios. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolios, the current condition and amount of loans and foreclosed real estate outstanding, and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent.

     The determination of the adequacy of the allowance for loan losses and the valuation of real estate is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that, as of September 30, 1999 the allowance for loan losses and carrying value of foreclosed real estate are adequate based on information currently available. A worsening or protracted economic decline in the area within which the Bank operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

     Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using accelerated and straight-line methods based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

     Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

     Foreclosed real estate is carried at the lower of cost or fair value less estimated selling costs. When foreclosed real estate is acquired, any required adjustment is charged to the allowance for loan losses. All subsequent activity is included in current operations.

     Investment in Limited Partnership is included in other assets as of September 30, 1999 and 1998. The Company utilizes the equity method of accounting for this investment. At September 30, 1999 and 1998, the amount included in other assets totalled $529,200 and $562,500.

     Pension plan costs are based on actuarial computations and charged to current operations. The funding policy is to pay at least the minimum amounts required by ERISA.

     Stock options are granted for a fixed number of shares to employees with an exercise price equal to or greater than the fair value of the shares at the date of grant. The Company accounts for and will continue to account for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

     Income tax in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiaries.

     Earnings per share have been computed based upon the weighted average common shares outstanding during each year.

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements


Note 2 -- Restriction On Cash

     The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at September 30, 1999, was $1,048,000.


Note 3 -- Investment Securities

                                                September 30, 1999
                                  ----------------------------------------------
                                                Gross      Gross
                                   Amortized  Unrealized Unrealized     Fair
                                     Cost       Gains      Losses       Value
                                  ----------- ---------- ----------- -----------
Available for sale
 Federal agencies                 $ 7,268,786  $    --    $129,320   $ 7,139,466
 State and municipal obligations    4,522,436   14,007      36,772     4,499,671
 Marketable equity securities       5,495,920       --     202,144     5,293,776
                                  ----------- ---------- ----------- -----------
    Total available for sale       17,287,142   14,007     368,236    16,932,913
                                  ----------- ---------- ----------- -----------
Held to maturity
 State and municipal obligations      609,852    8,596          --       618,448
 Mortgage-backed securities           257,707   45,496          --       303,203
                                  -----------  ---------- ----------- ----------
    Total held to maturity            867,559   54,092          --       921,651
                                  ----------- ---------- ----------- -----------
    Total investment securities   $18,154,701  $68,099    $368,236   $17,854,564
                                  =========== ========== =========== ===========

                                               September 30, 1998
                                  ----------------------------------------------
                                                Gross      Gross
                                   Amortized  Unrealized Unrealized     Fair
                                     Cost       Gains      Losses       Value
                                  ----------- ---------- ----------- -----------
Available for sale
 Federal agencies                 $11,202,286 $ 84,130        $ --   $11,286,416
 State and municipal obligations    5,046,357   84,753         669     5,130,441
 Marketable equity securities       5,460,901       --          --     5,460,901
                                  ----------- ---------- ----------- -----------
    Total available for sale       21,709,544  168,883         669    21,877,758
                                  ----------- ---------- ----------- -----------
Held to maturity
 Federal agencies                   4,000,000    4,374         313     4,004,061
 State and municipal obligations      695,993   16,723          --       712,716
 Mortgage-backed securities           372,282   14,511         --       386,793
                                  ----------- ---------- ----------- -----------
    Total held to maturity          5,068,275   35,608         313     5,103,570
                                  ----------- ---------- ----------- -----------

    Total investment securities   $26,777,819 $204,491        $982   $26,981,328
                                  =========== ========== =========== ===========

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements


     The amortized cost and fair value of securities held to maturity and available for sale at September 30, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                       1999
                                      ------------------------------------------
                                        Held to Maturity   Available for Sale
                                      ------------------ -----------------------
                                      Amortized   Fair    Amortized    Fair
Maturity Distributions at September 30  Cost      Value     Cost       Value
                                      --------- -------- ----------- -----------
Within one year                        $ 65,000 $ 65,000 $ 1,046,916 $ 1,048,747
One to five years                       454,852  463,448   7,160,635   7,042,875
Five to ten years                        90,000   90,000   3,508,407   3,470,998
After ten years                              --       --      75,264      76,517
                                      --------- -------- ----------- -----------
                                        609,852  618,448  11,791,222  11,639,137
Mortgage-backed securities              257,707  303,203          --          --
Marketable equity securities                 --       --   5,495,920   5,293,776
                                      --------- -------- ----------- -----------

                                       $867,559 $921,651 $17,287,142 $16,932,913
                                      ========= ======== =========== ===========

     Securities with a carrying value of $7,300,000 and $7,545,000 were pledged at September 30, 1999 and 1998 to secure Federal Home Loan Bank advances and repurchase agreements.

     Proceeds from sales of securities available for sale during 1998 were $2,661,344. Gross gains of $74,900 and gross losses of $1,359 were realized on those sales. There were no sales of securities during the years ended September 30, 1999 or 1997. The income tax expense on the security gains for the year ended September 30, 1998 was $29,130.

     There were no sales of securities held to maturity.


Note 4 -- Loans and Allowance

                                                      September 30,
                                                   1999         1998
-                                            -------------- --------------

Commercial and industrial loans               $  3,351,263   $        --

Real estate loans                              273,764,397    247,758,749
Construction loans                               6,997,963      8,120,336
Individuals' loans for household and
 other personal expenditures                    17,462,456     16,130,224
                                             -------------- --------------
                                               301,576,079    272,009,309
                                             -------------- --------------
Less:
   Undisbursed portion of loans                  2,307,327      3,080,628
   Deferred loan fees and discounts              1,393,713      1,323,090
   Allowance for loan losses                     1,005,119        947,008
                                             -------------- --------------
                                                 4,706,159      5,350,726
                                             -------------- --------------
         Total loans                          $296,869,920   $266,658,583
                                             ============== ==============

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements

Year Ended September 30              1999      1998        1997
                                ------------ ---------- ----------
Allowance for loan losses
   Balances, October 1           $  947,008   $886,567   $887,478
   Provision for losses              88,969     74,621     50,000
   Recoveries on loans               22,546     32,769     33,188
   Loans charged off                (53,404)   (46,949)   (84,099)
                                ------------ ---------- ----------
   Balances, September 30        $1,005,119   $947,008   $886,567
                                ============ ========== ==========


Note 5 -- Premises and Equipment

                                        September 30,
                                       1999         1998
                                   ------------ ------------

Land                                $  438,238   $  356,238
Buildings                            3,134,565    3,135,359
Equipment                            2,351,581    2,104,172
                                   ------------ ------------
         Total cost                  5,924,384    5,595,769
Accumulated depreciation            (3,638,495)  (3,198,891)
                                   ------------ ------------

         Net                        $2,285,889   $2,396,878
                                   ============ ============


Note 6 -- Deposits

                                               1999          1998
                                         -------------- --------------
Demand deposits                           $ 55,875,165   $ 40,440,817
Savings deposits                            38,310,995     34,949,413
Certificates and other time deposits
 of $100,000 or more                        20,820,333     20,124,050
Other certificates and time deposits       155,516,445    152,748,299
Interest payable                               471,156        282,701
                                         -------------- --------------
Total Deposits                            $270,994,094   $248,545,280
                                         ============== ==============

Certificates and other time deposits maturing in years ending September 30:

   2000                                   $123,115,508
   2001                                     38,379,968
   2002                                      8,446,386
   2003                                      4,706,109
   2004                                      1,688,807
                                         --------------
                                          $176,336,778
                                         ==============

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements


Note 7 -- Short-term Borrowings

                                                         September 30,
                                                    1999            1998
                                                ------------    ------------
Federal Home Loan Bank advances                  $2,200,000      $       --
Securities sold under repurchase agreements       3,039,739       4,202,653
                                                ------------    ------------

         Total short-term borrowings             $5,239,739      $4,202,653
                                                ============    ============

     Securities sold under agreement to repurchase totaling $3,039,739 and $4,202,653 at September 30, 1999 and 1999, consist of obligations of the Company to other parties. The obligations are secured by investment securities and such collateral is held by a safekeeping agent. The maximum amount of outstanding agreements at any month-end during 1999 totaled $4,417,940 and the average of such agreements totaled $3,532,600. The agreements at September 30, 1999 matured on October 1, 1999.


Note 8 -- Long-Term Debt

     Long-term debt at September 30, 1999 and1998 totaling $5,000,000 consisted of Federal Home Loan Bank advances at various rates maturing at various dates through May 5, 2008. The Federal Home Loan Bank advances are secured by first mortgage loans and investment securities totaling $256,550,000. Advances are subject to restrictions or penalties in the event of repayment.

Maturities in years ending September 30
   2003                            $1,000,000
   2004                             1,000,000
   Thereafter                       3,000,000
                                  ------------
                                   $5,000,000
                                  ============

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements


Note 9 -- Income Tax

                                                 Year Ended September 30,
                                            1999         1998            1997
                                         -----------  ------------  ------------
Income tax expense
   Currently payable
     Federal                              $2,326,871    $2,054,730   $1,518,553
     State                                   617,586       679,725      457,806
   Deferred
     Federal                                (278,965)     (110,448)     489,827
     State                                  (180,616)      (27,612)     127,574
                                         ------------  ------------ ------------
 Total income tax expense                 $2,484,876    $2,596,395   $2,593,760
                                         ============  ============ ============

Reconciliation of federal statutory to actual tax expense
 Federal statutory income tax at 34%      $2,404,353    $2,313,044   $2,310,624
 Tax exempt interest                        (102,618)     (104,677)     (94,100)
 Nondeductible expenses                        2,853         4,600        3,931
 Effect of state income taxes                288,400       430,395      386,351
 Effective of low income housing credits    (140,700)      (15,482)          --
 Other                                        32,588       (31,485)     (13,046)
                                         ------------  ------------ ------------
       Actual tax expense                 $2,484,876    $2,596,395   $2,593,760
                                         ============  ============ ============

     A cumulative net deferred tax asset (liability) is included in other assets (liabilities). The components of the asset (liability) are as follows:

                                                           September 30,
                                                      1999         1998
                                                 ------------   ------------
Assets
 Allowance for loan losses                        $  427,176     $  375,015
 Loan fees                                           528,296        444,889
 Net unrealized losses on
  securities available for sale                      140,310             --
 Other                                                23,141             --
                                                 ------------   ------------
       Total assets                                1,118,923        819,904
                                                 ------------   ------------
Liabilities
 Depreciation                                         20,192         68,493
 State income tax                                     59,300         47,773
 Other                                                    --        109,170
 Tax bad debt reserves in excess of base year        803,398        964,077
 FHLB of Indianapolis stock dividend                  84,278         78,527
 Net unrealized gains on securities
  available for sale                                      --         71,490
                                                 ------------   ------------
       Total liabilities                             967,168      1,339,530
                                                 ------------   ------------
                                                  $  151,755     $ (519,626)
                                                 ============   ============

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements


     Retained earnings at September 30, 1999, include approximately $6,778,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of June 30, 1988 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $2,300,000 at September 30, 1999.


Note 10 --         Other Comprehensive Income

                                                          Year Ended September 30,
                                                                  1999
                                                     --------------------------------
                                                     Before-Tax    Tax     Net-of-Tax
                                                       Amount    Benefit     Amount
                                                    ----------- ---------- ----------
Unrealized losses on securities
 Unrealized holding losses arising during the year  $(514,393)  $(203,751) $(310,642)
                                                    =========== ========== ==========

                                                          Year Ended September 30,
                                                                  1998
                                                    ---------------------------------
                                                     Before-Tax     Tax    Net-of-Tax
Year Ended September 30                                Amount     Expense    Amount
                                                    ----------- ---------- ----------
Unrealized gains on securities
 Unrealized holding gains arising during the year    $118,947    $ 47,115  $  71,832
 Less: reclassification adjustment for gains
   realized in net income                              73,541      29,130     44,411
                                                    ----------- ---------- ----------
   Net unrealized gains                              $ 45,406    $ 17,985  $  27,421
                                                    =========== ========== ==========

                                                          Year Ended September 30,
                                                                  1997
                                                    ---------------------------------
                                                     Before-Tax     Tax    Net-of-Tax
                                                       Amount     Expense    Amount
                                                    ----------- ---------- ----------
Unrealized losses on securities
   Unrealized holding gains arising during the year  $283,444    $112,272  $171,172
                                                    =========== ========== ==========

Note 11 --  Commitments and Contingent Liabilities

     In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not included in the accompanying consolidated financial statements. The Banks' exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

     Financial instruments whose contract amount represents credit risk at September 30, 1999 and 1998 consisted of commitments to extend credit totaling $18,416,000 and $20,359,000, respectively.

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements


     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include residential real estate, income-producing commercial properties, or other assets of the borrower.

     The Bank has employment agreements with one officer which include provisions for payment to them of three years' salary in the event of their termination in connection with any change in ownership or control of the Company, other than by agreement. The agreements have terms of three years which may be extended annually for successive periods of one year.

     The Company and subsidiary are also subject to possible claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate determination of such possible claims or lawsuits will not have a material adverse effect on the consolidated financial position of the Company.


Note 12 -- Year 2000

     Like all entities, the Company and subsidiaries are exposed to risks associated with the Year 2000 Issue, which affects computer software and hardware; transactions with customers, vendors, and other entities; and equipment dependent upon microchips. The Company has begun, and is continuing, the process of identifying and remediating potential Year 2000 problems. It is not possible for any entity to guarantee the results of its own remediation efforts or to accurately predict the impact of the Year 2000 Issue on third parties with which the Company and subsidiaries do business. If remediation efforts of the Company or third parties with which the Company and subsidiaries do business are not successful, the Year 2000 Issue could have negative effects on the Company's financial condition and results of operations in the near term.


Note 13 -- Dividends and Capital Restrictions

     Without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding net profits (as defined) for the current calendar year to date plus those for the previous two years which amounts to $1,736,000 as of September 30, 1999. The Bank normally restricts dividends to a lesser amount because of the need to maintain an adequate capital structure.

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements


Note 14 --  Regulatory Capital

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by ratios that are calculated according to the regulations. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

     There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At September 30, 1999 and 1998, the Bank is categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since September 30, 1999 that management believes have changed the Bank's classification.

     The Bank's actual and required capital amounts and ratios are as follows:

                                                    September 30, 1999
                               --------------------------------------------------------
                                                Required for Adequate     To Be Well
                                     Actual         Capital (1)          Capitalized(1)
                               ----------------- ----------------- --------------------
                                 Amount    Ratio   Amount    Ratio   Amount    Ratio
                               ----------- ----- ----------- ----- ----------- -----

Total risk-based capital(1)
 (to risk-weighted assets)     $36,705,000 20.5% $14,335,000  8.0% $17,918,000 10.0%

Tier 1 risk-based capital(1)
 (to risk-weighted assets)      35,726,000 19.9%  14,335,000  8.0%  17,918,000 10.0%

Core capital(1)
 (to adjusted tangible assets)  35,726,000 11.1%  12,904,000  4.0%  19,355,000  6.0%

Core capital(1)
 (to adjusted total assets)     35,726,000 11.1%  12,904,000  4.0%  16,129,000  5.0%

     The Bank's tangible capital at September 30, 1999 was $35,726,000, which amount was 11.0 percent of tangible assets and exceeded the required ratio of
1.5 percent.

                                               September 30, 1998
                               --------------------------------------------------------
                                               Required for Adequate    To Be Well
                                     Actual         Capital (1)       Capitalized(1)
                               ----------------- ----------------- --------------------
                                 Amount    Ratio   Amount    Ratio   Amount    Ratio
                               ----------- ----- ----------- ----- ----------- ------
Total risk-based capital(1)
 (to risk-weighted assets)     $35,951,000 22.5% $12,793,000  8.0% $15,992,000 10.0%

Tier 1 risk-based capital(1)
 (to risk-weighted assets)      35,029,000 21.9%  12,793,000  8.0%  15,922,000 10.0%

Core capital(1)
 (to adjusted tangible assets)  35,029,000 11.8%   8,938,000  3.0%  17,875,000  6.0%

Core capital(1)
 (to adjusted total assets)     35,029,000 11.8%   8,938,000  3.0%  14,896,000  5.0%

(1) As defined by regulatory agencies

     The Bank's tangible capital at September 30, 1998 was $35,029,000, which amount was 11.8 percent of tangible assets and exceeded the required ratio of
1.5 percent.

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements


Note 15 -- Employee Benefit Plans

     The Bank is a participant in a pension fund known as the Financial Institutions Retirement Fund ("FIRF"). This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. According to FIRF administrators, the market value of the fund's assets exceeded the value of vested benefits in the aggregate as of June 30, 1997, the date of the latest actuarial valuation. Pension expense was $7,036, $3,884 and $10,698 for 1999, 1998 and 1997. This plan provides pension benefits for substantially all of the Bank's employees.

     The Company had established an employee stock ownership plan ("ESOP") covering substantially all employees of the Company. The ESOP was designed to enable eligible employees to acquire Company common stock. The cost of the ESOP was borne by the Company through annual contributions to an employee stock ownership trust ("Trust") in amounts determined annually by the Board of Directors. Shares of common stock acquired by the ESOP were allocated to each participating employee and held until the employee's termination, retirement or death. During the year ended September 30, 1999, the Company merged the ESOP into the Company's Employees' Savings and Profit Sharing Plan and Trust effective May 1, 1999. All assets in the ESOP were transferred to employee accounts in the Profit Sharing Plan.

     At September 30, 1998, the Trust owned 51,623 shares of the Company's common stock, of which 50,823 had been allocated to employee accounts. Employees could vote allocated shares, and the trustees could vote unallocated shares. Plan contributions charged to expense totaled $86,233 and $77,932 for 1998 and 1997, respectively.

     The Profit Sharing Plan is maintained for the benefit of substantially all of Company employees and allows for both employee and company contributions. The Company contribution consists of a matching contribution of 50% of employee contributions, up to 6% of eligible employee compensation. The Company contribution to the plan was $24,588 for 1999.


Note 16 --  Stock Option Plan

     Under the Company incentive stock option plan approved in 1998, which is accounted for in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Company grants selected executives and other key employees stock option awards which vest and become fully exercisable at the end of five years of continued employment. During the year ended September 30, 1999, the Company authorized the grant of options for up to 200,000 shares of the Company's common stock. The exercise price of each option, which has a ten-year life, was equal to or greater than the market price of the Company's stock on the date of grant; therefore, no compensation expense was recognized.

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements


     Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using a present value calculation with the following assumptions:

                                                         September 30,  1999
                                                        ---------------------

Risk-free interest rates                                          5.02%
Dividend yields                                                   2.48%
Volatility factors of expected market price of common stock       19.52

Weighted-average expected life of the options                   10 years

     Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this statement are as follows:

                                                     September 30, 1999
                                              ----------------------------------
Net income                                    As reported             $4,586,766
                                              Pro forma                4,563,646
Basic earnings per share                      As reported                 $1.42
                                              Pro forma                   $1.41
Diluted earnings per share                    As reported                 $1.42
                                              Pro forma                   $1.41

     The following is a summary of the status of the Company's stock option plan and changes in that plan as of and for the year ended September 30, 1999.

                                                 September 30, 1999
                                          --------------------------------------
                                                               Weighted-
                                                                Average
        Options                             Shares           Exercise Price
--------------------------------------------------------------------------------
Outstanding, beginning of year                   --              $   --
Granted                                      30,000               21.50
Exercised                                        --                  --
Forfeited/expired                                --                  --
Outstanding, end of year                     30,000                  --
Options exercisable at year end                  --                  --
Weighted-average fair value of options granted during the year   $ 5.78

     As of September 30, 1999, the 30,000 options outstanding have an exercise price of $21.50 and a weighted-average remaining contractual life of 9.5 years.

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements


Note 17 -- Earnings Per Share
Earnings per share (EPS) were computed as follows:

                                                     September 30, 1999
                                                      Weighted Average Per-Share
                                               Income     Shares         Amount

Basic Earnings Per Share
 Net income available to common stockholders  $4,586,766   3,226,894       $1.42
Effect of Dilutive Securities
 Stock options                                        --          --          --
                                              ----------   ---------       -----
Diluted Earnings Per Share
 Income available to common stockholders and
  assumed conversions                         $4,586,766   3,226,894       $1.42
                                              ==========   =========       =====

     Options to purchase 30,000 shares of common stock at per share were outstanding at September 30, 1999, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.


Note 18 -- Acquisition

     On September 21, 1999, the Company entered into an agreement with Three Rivers Financial Corporation (Three Rivers) to acquire the outstanding shares of Three Rivers in exchange for Company stock. The agreement is subject to regulatory and shareholder approval. Terms of the agreement include the Company issuing 1.08 shares of its stock in exchange for each outstanding share of Three Rivers as of the effective date of the acquisition, which is yet to be determined. The transaction will be recorded under the purchase method of accounting.


Note 19 -- Fair Values of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

     Cash and Cash Equivalents--The fair value of cash and cash equivalents approximates carrying value.

     Interest-bearing Deposits--The fair value of interest-bearing time deposits approximates carrying value.

     Securities  and   Mortgage-backed  Securities--Fair  values  are   based on
quoted market prices.

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements


     Loans--For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair value for other loans is estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

     Interest Receivable/Payable--The fair values of interest receivable/payable approximate carrying values.

     FHLB Stock--Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

     Deposits--The fair values of noninterest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

     Short-term borrowings--The fair value of short-term borrowings approximates carrying value.

     Federal Home Loan Bank advances--The fair value of these borrowings is estimated using a discounted cash flow calculation, based on current rates for similar advances.

     Advances by Borrowers for Taxes and Insurance--The fair value of advances by borrowers for taxes and insurance approximates carrying value.

The estimated fair values of the Company's financial instruments are as follows:

                                                                 September 30,
                                                       1999                       1998
                                            -------------------------- -------------------------
                                               Carrying     Fair         Carrying       Fair
                                                Amount      Value         Amount        Value
                                            ------------- ------------ ------------ ------------

Assets
 Cash and cash equivalents                   $  5,672,249 $  5,672,249 $  3,567,625 $  3,567,625
 Interest-bearing deposits                             --           --      718,000      718,000
 Investment securities available for sale      16,932,913   16,932,913   21,877,758   21,877,758
 Investment securities held to maturity           867,559      921,651    5,068,275    5,103,570
 Loans                                        297,875,039  295,533,000  267,605,591  276,023,000
 Interest receivable                            1,822,340    1,822,340    1,748,311    1,748,311
 Stock in FHLB                                  2,473,500    2,473,500    2,217,700    2,217,700

Liabilities
 Bank overdraft                                        --           --    1,171,306    1,171,306
 Deposits                                     270,552,938  270,012,000  248,262,579  249,793,299
 Short-term borrowings                          5,545,280    5,239,739    4,202,653    4,202,653
 Federal Home Loan Bank advances                5,000,000    4,874,000    5,000,000    4,963,000
 Interest payable                                 483,289      483,289      282,701      282,701

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements


Note 20 --  Quarterly Results of Operations (Unaudited)

                                    Net      Provision         Average  Earnings
Quarter    Interest   Interest    Interest   For Loan    Net   Shares      Per
Ending      Income     Expense     Income     Losses   Income Outstanding Share
------- ------------ ----------- ----------- ------- ---------- --------- ------

Dec 98   $ 5,845,682 $ 3,044,300 $ 2,801,382 $30,942 $1,084,291 3,270,559  $0.33
Mar 99     5,865,500   2,954,982   2,910,518  10,275  1,068,598 3,253,664   0.33
Jun 99     6,047,475   3,017,009   3,030,466  24,896  1,186,278 3,202,623   0.37
Sep 99     6,068,726   3,044,907   3,023,819  22,856  1,247,599 3,183,717   0.39
         ----------- ----------- ----------- ------- ----------
         $23,827,383 $12,061,198 $11,766,185 $88,969 $4,586,766
         =========== =========== =========== ======= ==========

Dec 97    $5,643,863 $ 3,004,754 $ 2,639,109 $ 5,121 $1,025,188 3,391,460  $0.30
Mar 98     5,725,235   2,967,025   2,758,210   2,542  1,120,265 3,382,787   0.33
Jun 98     5,778,664   3,035,049   2,743,615  34,253  1,005,684 3,368,281   0.30
Sep 98     5,806,440   3,080,437   2,726,003  32,705  1,055,558 3,353,829   0.32
         ----------- ----------- ----------- ------- ----------
         $22,954,202 $12,087,265 $10,866,937 $74,621 $4,206,695
         =========== =========== =========== ======= ==========


Note 21 -- Condensed Financial Information (Parent Company Only)

     Presented  below  is  condensed  financial   information  as  to  financial
position, results of operations and cash flows of the Company.

                                                  Condensed Balance Sheet
                                                         September 30,
                                                      1999           1998
                                                 -------------  -------------
Assets
   Cash                                           $ 2,791,444    $    45,597
   Securities purchased from
     subsidiary under agreement to resell           2,308,904      4,189,956
   Investment in subsidiary                        35,651,696     35,077,294
   Securities available for sale                    4,892,395      5,535,658
   Securities held to maturity                        150,000        185,000
   Interest receivable                                 90,411         74,869
                                                 -------------  -------------

         Total assets                             $45,884,850    $45,108,374
                                                 =============  =============

Liabilities
   Dividends payable on common stock             $    412,378    $   393,682
   Other                                               16,253         44,065
                                                 -------------  -------------
         Total liabilities                            428,631        437,747
                                                 -------------  -------------

Stockholders' equity
   Common stock                                     3,183,717      3,280,684
   Additional paid-in capital                       1,203,696      3,020,798
   Retained earnings                               41,282,725     38,272,422
   Accumulated other comprehensive income            (213,919)        96,723
                                                 -------------  -------------
                                                   45,456,219     44,670,627
                                                 -------------  -------------

Total liabilities and stockholders' equity        $45,884,850    $45,108,374
                                                 =============  =============

PEOPLES BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements


                                               Condensed Statement of Income
                                                    Year Ended September 30
                                                      1999          1998
                                                  ------------   ------------
Income
   Dividends from subsidiary                       $3,500,000     $3,000,000
   Interest on investments                            394,487        412,548
Expenses                                              (79,901)       (84,142)
                                                  ------------   ------------
Income before equity in undistributed
 income of subsidiary and income tax expense
                                                    3,814,586      3,328,406
Equity in undistributed income of subsidiary          802,880        915,439
                                                  ------------   ------------
Income before income tax                            4,617,466      4,243,845
Income tax expense                                     30,700         37,150
                                                  ------------   ------------
Net income                                         $4,586,766     $4,206,695
                                                  ============   ============

                        Condensed Statement of Cash Flows


                                                                      Year Ended September 30
                                                                        1999          1998
                                                                     -----------  ------------

Net cash provided by operating activities                            $3,757,824   $ 3,339,173
                                                                     -----------  ------------
Cash flows from investing activities
 Purchases of securities available for sale                            (905,698)     (628,859)
 Proceeds from maturities of securities held to maturity                 25,000        30,000
 Proceeds from maturities and calls of securities available for sale  1,480,245     1,381,016
 Net change in mutual fund                                              (20,742)     (405,217)
 Proceeds from sale of securities available for sale                         --       255,625
 Net change in securities purchased under agreement to resell         1,881,052      (125,877)
                                                                     -----------  ------------
       Net cash provided by investing activities                      2,459,857       506,688
                                                                     -----------  ------------

Cash flows from financing activities
 Stock repurchased                                                   (1,914,069)   (2,354,093)
 Cash dividends                                                      (1,557,765)   (1,475,696)
                                                                     -----------  ------------
       Net cash used by financing activities                         (3,471,834)   (3,829,789)
                                                                     -----------  ------------
Net change in cash                                                    2,745,847        16,072
Cash at beginning of year                                                45,597        29,525
                                                                     -----------  ------------
Cash at end of year                                                  $2,791,444   $    45,597
                                                                     ===========  ============

Corporate Profile

     Peoples Bancorp ("the company') is a holding company formed in 1990. Its stock is traded on the NASDAQ National Market System under the symbol PFDC.

     The Company's primary asset is Peoples Federal Savings Bank of Dekalb County ("the Bank"). The Bank was formed in 1925 and has grown to assets of more than $327 million.

     The Bank's main office is located in Auburn, Indiana with full service in Avilla, two branches in Columbia City, Garrett, Kendallville, LaGrange, and Waterloo.

     The Bank's financial services include mortgages, trusts, consumer banking, and individual retirement accounts.

     The Bank is a member of the Federal Home Loan Bank System, and its deposits are insured by the Federal Deposit Insurance Corp.


Executive Officers of Bancorp

Roger J. Wertenberger
Chairman of the Board

Maurice F. Winkler, III
Chief Executive Officer and President

Deborah K. Stanger
Treasurer

John E. Weigel, III
Corporate Secretary



Independent Auditors

Olive, LLP
201 North Illinois Street
Indianapolis, IN  46204

Legal Counsel

Manatt, Phelps & Phillips
1200 New Hampshire Avenue N.W.
Suite 200
Washington, D.C.  20036

Transfer Agent

Fifth Third Bank
Corporate Trust Services
38 Fountain Square Plaza
Cincinnati, OH  45263
Tel:  513-579-5320
      800-837-2755


Annual Meeting

     The annual meeting of stockholders of Peoples Bancorp will be held Wednesday, January 12, 2000, at 2:00 p.m. at Ramada Limited, 306 Touring Drive, Auburn, Indiana 46706.


Corporate Information

Form 10-K Report.
     A copy of the Company's 10-K, including financial statements as filed with the Securities and Exchange Commission, will be furnished without charge to stock-holders of the company upon request to the Secretary, Peoples Bancorp, 212 West 7th ST., P.O. Box 231, Auburn, Indiana 46706. As of the close of business on September 30, 1999, the Company had approximately 1,500 stock-holders.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                    ANNEX F


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                   FORM 10-KSB

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended June 30, 1999, or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from ____________ to
         _____________

                         Commission file number 1-13826

                       THREE RIVERS FINANCIAL CORPORATION
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

            DELAWARE                                   38-3235452
---------------------------------           ------------------------------------
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or Organization)

123 PORTAGE AVENUE, THREE RIVERS, MICHIGAN                49093
------------------------------------------  ------------------------------------
(Address of Principal Executive Offices)               (Zip Code)

                                 (616) 279-5117
                 ----------------------------------------------
                (Issuer's Telephone Number, Including Area Code)

          Securities registered pursuant to Section 12(b) of the Act:

        Title of Each Class            Name of Each Exchange On Which Registered
--------------------------------------------------------------------------------
COMMON STOCK, PAR VALUE $0.01 PER SHARE       AMERICAN STOCK EXCHANGE

        Securities registered pursuant to Section 12(g) of the Act: NONE

     Check mark whether the issuer (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject, to such filing requirements for the past 90 days.
Yes [X] No [ ]

     Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

     State issuer's revenues for its most recent fiscal year.   $7,965,798
                                                               ------------

     As of September 20, 1999, there were issued and outstanding 702,734 shares of the registrant's common stock.

       The issuer's voting stock trades on the American Stock Exchange under the symbol "THR." The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the closing sale price of the registrant's common stock on September 20, 1999, was $5,789,553 ($11.00 per share based on 526,323 shares of common stock outstanding).

Transitional Small Business Disclosure Format
                  Yes  [  ]          No [X]

                      DOCUMENTS INCORPORATED BY REFERENCE:

1. Portions of the Annual Report to Stockholders for the Fiscal Year Ended June 30, 1999 (Parts I and II).

                                     PART I


ITEM 1.    DESCRIPTION OF BUSINESS

BUSINESS OF THE COMPANY

         Three Rivers Financial Corporation (the "Company"), a Delaware corporation, was formed at the direction of First Savings Bank, A Federal Savings Bank (the "Bank"), for the purpose of becoming a holding company for the Bank as part of the Bank's conversion from the mutual to the stock form of organization (the "Conversion"). The Bank completed the Conversion on August 23, 1995, and the Company acquired all of the capital stock of the Bank.

         The Company is classified as a unitary savings and loan holding company subject to regulation by the Office of Thrift Supervision ("OTS"). As a unitary savings and loan holding company, the Company is generally not restricted in the types of activities in which the Company may engage provided the Bank maintains a specified amount of assets in housing-related investments. To date, the Company has not conducted any significant activity other than manage its investment in the Bank and invest the net proceeds retained by the Company in connection with the Conversion.

BUSINESS OF THE BANK

         The Bank was formed in 1886 as a Michigan-chartered mutual savings and loan association. In 1933, the Bank became a member of the Federal Home Loan Bank ("FHLB") of Indianapolis and in 1939 obtained federal deposit insurance. The Bank converted to a federal mutual savings bank in 1987 and adopted its present name. The Bank operates through six full service offices in Three Rivers (two offices), Schoolcraft, and Union, Michigan, and Howe and Middlebury, Indiana.

         The Bank's deposits are insured by the Savings Association Insurance Fund ("SAIF") as administered by the Federal Deposit Insurance Corporation ("FDIC") up to applicable limits for each depositor. The Bank is subject to comprehensive examination, supervision and regulation by the OTS and the FDIC. This regulation is intended primarily for the protection of depositors of the Bank and not for the protection of shareholders of the Company.

         The Bank is principally engaged in the business of accepting deposits from the general public through a variety of deposit programs and investing those deposits together with other funds in originating loans secured by one-to-four family residential properties located in its market area, loans secured by multi-family residential and commercial properties, construction loans, second mortgage loans on single-family residences, home equity lines of credit, and secured and unsecured consumer loans, including loans secured by savings accounts.

MARKET AREA AND COMPETITION

         The Bank considers its primary market area to consist of St. Joseph and Cass Counties, Michigan, the southwest portion of Kalamazoo County, Michigan, La Grange County, Indiana, and the eastern portion of Elkhart County, Indiana. Management believes that most of the Bank's depositors and borrowers are residents of these counties. The Bank's primary market area has an agricultural and diversified industrial economic base (which includes the cyclical automobile industry), with an emphasis on the production sector that includes major manufacturers of international scope. Moreover, the distribution sector, primarily in the wholesale and retail trades, constitutes a substantial portion of the area's economy in terms of product mix, sales receipts, and employment. Large local employers include American Axle (automotive), Johnson Corporation (steam specialties), Eaton Corporation (automotive parts), Lear Siegler (refrigeration equipment) and Coachman Industries (manufactured housing and recreational vehicles).

         The Bank experiences competition both in attracting and retaining deposits and in the making of mortgage and other loans. Direct competition for deposits in the Bank's market area comes from one savings institution, two credit unions, and three commercial banks which have offices in its market area. Significant competition for the Bank's other deposit products and services come from money market mutual funds, brokerage firms, and insurance companies. The primary factors in competing for loans are interest rates and loan origination fees and the range of services offered by various financial institutions. Competition for the origination of real estate loans primarily comes from other financial institutions and mortgage companies.

LENDING ACTIVITIES

         GENERAL. The Bank's primary lending activity is the origination of conventional mortgage loans for the purpose of constructing, purchasing, or refinancing owner-occupied one-to-four family residential properties in its primary market area. To a lesser extent, the Bank originates multi-family residential, commercial real estate, and church loans. The Bank also originates consumer loans.

         The Bank has sought to build an interest rate sensitive loan portfolio by originating adjustable rate mortgage ("ARM") loans and five-year balloon mortgage loans. The Bank is also involved to a limited extent in the origination of fixed-rate mortgage loans on owner-occupied, single-family residential properties. As of June 30, 1999, 77.60% of the mortgage loan portfolio was comprised of ARM loans. The Bank's ARM loans have an interest rate that adjusts periodically based on the 1- or 3-year U.S. Treasury index. The interest rates on these loans have an initial adjustment period of one or three years, with a maximum adjustment of 2% per year and 6% over the life of the loan. All ARM loans originated by the Bank are retained in the Bank's loan portfolio.

         LOAN PORTFOLIO COMPOSITION: The following information presents the composition of the Bank's loan portfolio in dollar amounts and in percentages (before deductions for loans in process, deferred fees and discounts and allowance for loan losses) as of the dates indicated.


                                                                               At June 30,
                                                     ---------------------------------------------------------------
                                                                   1999                             1998
                                                     ------------------------------       --------------------------
                                                          Amount            Percent        Amount          Percent
                                                     --------------      -----------    ------------     -----------
                                                                             (Dollars in thousands)
REAL ESTATE LOANS:
   One-to-four family .........................          $48,771              68.88%       $43,296              67.80%
   Secured by other real estate(1).............            6,068               8.57          5,959               9.33
   Construction loans .........................            2,034               2.87          2,480               3.89
                                                      ----------          ---------       --------         ----------
       Total real estate loans ................          $56,873              80.32         51,735              81.02
                                                      ----------
                                                      ----------
OTHER LOANS:
   Consumer Loans:
   Automobile .................................            3,421               4.83          2,800               4.38
   Home equity ................................            2,752               3.89          2,800               4.38
   Other ......................................            4,705               6.64          4,328               6.78
                                                      ----------          ---------       --------         ----------
       Total consumer loans ...................           10,878              15.36          9,928              15.54
                                                      ----------          ---------       --------         ----------
   Commercial business loans ..................            3,060               4.32          2,195               3.44
                                                      ----------          ---------       --------         ----------
       Total other loans ......................           13,938              19.68         12,123              18.98
                                                      ----------          ---------       --------         ----------

Total loans ...................................           70,811             100.00%        63,858             100.00%
                                                                          ---------                        ----------
                                                                          ---------                        ----------

LESS:
   Loans in process (undisbursed) .............            1,058                               801
   Unearned discounts .........................             --                                   2
   Deferred origination fees ..................              527                               446
   Allowance for loan losses ..................              520                               489
                                                      ----------                          ---------
       Total loans receivable, net ............          $68,706                           $62,120
                                                      ----------                          ---------
                                                      ----------                          ---------

----------------------------
(1) Includes multi-family and commercial real estate.

         The following table sets forth certain information at June 30, 1999 regarding the net dollar amount of loans maturing in the Bank's portfolio, based on contractual terms to maturity. The table does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.

                                                            Real Estate
                                    -----------------------------------------------------
                                                          Secured by Other                      Consumer and
                                    One- to-four Family    Real Estate (1)   Construction     Commercial Business     Total
                                    -------------------    ---------------   ------------     ------------------- ------------------
                                              Weighted           Weighted          Weighted             Weighted           Weighted
                                               Average            Average          Average              Average            Average
                                     Amount     Rate    Amount     Rate    Amount    Rate    Amount       Rate   Amount      Rate
                                     ------     ----    ------     ----    ------    ----    ------       ----   ------      ----
                                                                        (Dollars in thousands)
DUE DURING YEARS ENDING JUNE 30,
2000 (2) .......................   $   376      8.15%  $    10     9.50%  $ 2,034    8.54%   $ 3,888      9.13%  $ 6,308      8.88%
2001 ...........................       198      7.46       590     8.73      --     --.--        941      9.51     1,729      9.01
2002 ...........................       136      8.48        58    10.34      --     --.--      1,715      9.17     1,909      9.16
2003 and 2004 ..................     1,558      7.99     1,463     8.32      --     --.--      4,088      8.84     7,109      8.55
2005 to 2007 ...................     2,006      8.11       602     9.06      --     --.--      1,274      9.70     3,882      8.78
2008 to 2022 ...................    18,441      8.03     3,223     9.01      --     --.--      2,032      9.47    23,696      8.29

2023 and following .............    26,056      7.48       122     9.20      --     --.--       --     -.--       26,178      7.49
                                   -------             -------            -------           --------             -------
         Total .................   $48,771      7.74%  $ 6,068     8.84%  $ 2,034    8.54%   $13,938      9.18%  $70,811      8.14%
                                   -------     -----   -------   ------   -------   -----   --------    ------   -------     -------
                                   -------     -----   -------   ------   -------   -----   --------    ------   -------     -------

---------------------------
(1) Includes multi-family and commercial real estate.
(2) Includes demand loans, loans having no stated maturity and overdraft loans.

         The total amount of loans due after June 30, 1999 which have predetermined or fixed interest rates is $26.7 million, while the total amount of loans due after such date which have floating or adjustable interest rates is $44.1 million.

         Scheduled contractual principal repayments of loans do not necessarily reflect the actual life of such assets. The average life of long-term loans is substantially less than their contractual terms, due to prepayments. In addition, "due-on-sale" clauses in mortgage loans generally give the Bank the right to declare a loan due and payable in the event, among other things, that a borrower sells the real property subject to the mortgage and the loan is not repaid. Due-on-sale clauses are a means of increasing the rate on existing mortgage loans during periods of rising interest rates and increasing the turnover of mortgage loans in the Bank's portfolio. The average life of mortgage loans tends to increase when current mortgage loan market rates are substantially higher than rates on existing mortgage loans and tends to decrease when current mortgage loan market rates are substantially lower than rates on existing mortgage loans.

         ONE-TO-FOUR FAMILY REAL ESTATE LENDING. The primary emphasis of the Bank's lending activity is the origination and, to a lesser extent, the purchase of loans secured by first mortgages on owner-occupied, one-to-four family residential properties. At June 30, 1999 $48.7 million or 68.88% of the Bank's gross loan portfolio consisted of loans secured by one-to-four family residential real properties which were owner-occupied, single-family residences primarily located in the Bank's market area.

         The Bank offers fixed-rate mortgages with 15 to 30 year terms. Fixed-rate loans are made only on single family, owner occupied homes. The Bank also originates loans on condominiums, duplex dwellings, and town homes in its market area. The Bank generally sells its fixed-rate loans in the secondary market, with servicing retained.

         The Bank offers residential adjustable rate mortgage loans ("ARMs"), all of which are tied to the 1 or 3 year U.S. Treasury index. The ARMs' adjustment periods are either one or three years, with interest rate adjustments of not more than 2% per year and a limit on adjustments over the life of the loan of not more than 6%. The Bank's residential ARM loans are for terms of up to 30 years, amortized on a monthly basis, with principal and interest due each month. Residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms. Borrowers may refinance or prepay loans at their option without penalty. The Bank offers five and seven year fixed-rate mortgage products with 30 year amortization schedules that convert to one year ARMs at the end of the term. The Bank also offers three, five, and ten-year balloon mortgages with amortization periods of 10 to 30 years. These loans are considered to be a declining part of the loan portfolio and are not considered to be a significant risk.

         The Bank's lending policies generally limit the maximum loan-to-value ratio on mortgage loans secured by owner-occupied properties to 95% of the lesser of the appraised value or purchase price. When the Bank makes a loan in excess of 80% of the appraised value or purchase price, private mortgage insurance is required for at least the amount of the loan in excess of 80% of the appraised value. The maximum loan-to-value ratio on mortgage loans secured by non-owner-occupied properties and/or used for refinancing purposes is generally 70%.

         The retention of ARM loans in the Bank's portfolio helps reduce the Bank's exposure to changes in interest rates. However, there are unquantifiable credit risks resulting from potential increased costs to the borrower as a result of repricing of adjustable-rate mortgage loans. It is possible that during periods of rising interest rates, the risk of default on adjustable-rate mortgage loans may increase due to the upward adjustment of interest cost to the borrower. Further, although adjustable-rate mortgage loans allow the Bank to increase the sensitivity of its asset base to changes in interest rates, the extent of this interest sensitivity is limited by the periodic and lifetime interest rate adjustment limitations. Accordingly, there can be no assurance that yields on the Bank's adjustable-rate mortgages will adjust sufficiently to compensate for increases, if any, in the Bank's cost of funds. The Bank intends to continue actively monitoring the interest rate environment, prepayment activity, interest rate risk and other factors in developing its strategy with respect to the volume and pricing of its fixed-rate loans and in its lending activities.

         CONSTRUCTION LENDING. The Bank engages in construction lending involving loans to qualified borrowers for construction of one-to-four family residential and commercial properties, with the intent of such loans converting to permanent financing upon completion of construction. These properties are primarily located in the Bank's market area. At June 30, 1999, the Bank's loan portfolio included $2.0 million of loans secured by properties under construction, all of which were construction/permanent loans structured to become permanent loans upon the completion of construction and none of which was an interim construction loan structured to be repaid in full upon completion of construction and receipt of permanent financing. All construction loans are secured by a first lien on the property under construction. Loan proceeds are disbursed in increments as construction progresses and as inspections warrant. Construction/permanent loans may have either adjustable or fixed interest rates and are underwritten in accordance with the same terms and requirements as the Bank's permanent mortgages. Construction/permanent loans generally provide for disbursement in stages during a construction period of up to six months, during which period the borrower is not required to make monthly payments. Accrued interest must be paid at completion of construction and regular monthly payments begin one month from the date the loan is converted to permanent financing. Borrowers must also execute a Construction Loan Agreement with the Bank.

         Construction financing generally is considered to involve a higher degree of risk of loss than one-to-four family residential mortgage lending. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, the Bank may be required to advance funds beyond the amount originally committed to permit completion of the development. If the estimate of value proves to be inaccurate, the Bank may be confronted, at or prior to the maturity of the loan, with a project having a value that is insufficient to assure full repayment. The ability of a developer to sell developed lots or completed dwelling units will depend on, among other things, demand, pricing, availability of comparable properties and economic conditions. The Bank has sought to minimize this risk by limiting construction lending to qualified borrowers in the Bank's market area and by limiting the aggregate amount of outstanding construction loans.

         MULTI-FAMILY AND COMMERCIAL REAL ESTATE LENDING. The multi-family and commercial real estate loans originated by the Bank have generally been made to individuals, small businesses and partnerships and have primarily been secured by first mortgages on retail and office buildings, manufacturing facilities, churches, and other properties. The Bank benefits from originating such loans due to the higher origination fees and interest rates, as well as shorter terms to maturity, than can be obtained on one-to-four family residential mortgage loans. The Bank also purchases participations in commercial loans originated by other financial institutions. The Bank's multi-family residential and commercial real estate loans generally have terms of 20 years or less, have adjustable rates, and have loan-to-value ratios not exceeding 75%. At June 30, 1999, loans on multi-family and commercial real estate properties constituted approximately $6.1 million, or 8.57%, of the Bank's gross loan portfolio.

         Multi-family and commercial real estate lending entails significant additional risks as compared to one-to-four family residential lending. Such loans typically involve large loan amounts to a single borrower or group of related borrowers. In addition, the payment experience on such loans is typically dependent on the successful operation of the project, and these risks can be significantly affected by the supply and demand conditions in the market for commercial property and multi-family residential units. To minimize these risks, the Bank generally limits itself to its market area and to borrowers with which it has substantial experience or who are otherwise well known to the Bank. It is the Bank's current practice to obtain personal guarantees and current financial statements from all principals obtaining commercial real estate loans. Substantially all of the properties securing the Bank's commercial real estate loans are inspected by the Bank's lending personnel before the loan is made. The Bank also obtains appraisals on each property in accordance with applicable regulations. If such loans later become delinquent, the Bank contacts and works with the borrower to resolve the delinquency before initiating foreclosure proceedings.

         CONSUMER LENDING. The Bank originates consumer loans on a secured and unsecured basis. Consumer loans consist of personal loans, automobile, boat, and recreational vehicle loans, savings account loans, and home improvement and home equity loans. At June 30, 1999, consumer loans amounted to $10.9 million, or 15.36%, of the Bank's total loan portfolio.

         Consumer lending generally involves more risk as compared to one-to-four family residential mortgage lending. Loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness, or personal bankruptcy. Further, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered. In addition, repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance as a result of damage, loss or depreciation, and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In underwriting consumer loans, the Bank considers the borrower's credit history, an analysis of the borrower's income, expenses, and ability to repay the loan, and the value of the collateral.

         COMMERCIAL BUSINESS LOANS. The Bank offers commercial business loans which generally include equipment loans with varying terms and working capital lines of credit secured by inventory and accounts receivable. Working capital lines of credit are generally renewable and made for a one-year term. Interest rates on commercial business loans are generally indexed to the prime rate. As with commercial real estate loans, the Bank generally requires annual financial statements from its commercial business borrowers and may require personal guarantees if the borrower is a corporation. At June 30, 1999, commercial business loans amounted to $3.1 million, or 4.32%, of the Bank's total loan portfolio. At June 30, 1999, the Bank's largest commercial lending relationship was with a manufacturing corporation with an outstanding balance of $943,000 which was current.

         Commercial business lending generally involves greater risk as compared to one-to-four family residential mortgage lending and involves risks that are different from those associated with residential, commercial, and multi-family real estate lending. Although commercial business loans are often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation of collateral in the event of a borrower default is often not a sufficient source of repayment because accounts receivable may be uncollectible and inventories and equipment may be obsolete or of limited use, among other things. Accordingly, the repayment of a commercial business loan depends primarily on the creditworthiness of the borrower (and any guarantors) and the successful operation of the commercial enterprise, while liquidation of collateral is a secondary source of repayment.

         LOAN SOLICITATION, PROCESSING, AND COMMITMENTS. Loan originations are derived from a number of sources. Residential mortgage, consumer, and other loan originations primarily come from walk-in customers and referrals by Realtors, depositors, and borrowers. Loan applications may be taken by the President or a Vice President of the Bank, and are then submitted to the Bank's Loan Committee consisting of the President, Vice President of Lending, and the Chief Financial Officer. Upon receipt of a loan application from a prospective borrower, a credit report and verifications are ordered to verify specific information relating to the loan applicant's employment, income, and credit standing. An appraisal of the real estate intended to secure the proposed loan is undertaken by an independent appraiser approved by the Bank.

         Under the Bank's lending policy, all loans to customers with outstanding borrowings in excess of $250,000 must be approved by the Board of Directors. Loans under $250,000 may be approved by the Loan Committee or individual officers up to certain authorized amounts as specified in the lending policy.

         Loan applicants are promptly notified of the decision of the Bank. Interest rates on approved loans are subject to the market rate at the time of the loan closing. The Bank will grant a 30-day commitment locking in an interest rate upon the payment of a commitment fee. At June 30, 1999, the Bank had $2.3 million of commitments to originate mortgage loans. It has been management's experience that substantially all approved loans are funded. Fire and casualty insurance, as well as flood insurance, are required for all loans as appropriate, and title insurance is required for loans secured by real estate.

         INTEREST RATES AND LOAN FEES. Interest rates charged by the Bank on mortgage loans are primarily determined by competitive loan rates offered in its market area. Mortgage loan rates reflect factors such as general interest rate levels, the supply of money available to the savings industry and the demand for such loans. These factors are in turn affected by general economic conditions, the monetary policies of the federal government, including the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the general supply of money in the economy, tax policies and governmental budget matters.

         In addition to the interest earned on loans, the Bank receives fees in connection with loan commitments and originations, loan modifications, late payments and fees for miscellaneous services related to its loans. The Bank charges a processing fee for its adjustable-rate mortgage loans and fixed-rate mortgage loans. All fee income is recognized by the Bank in accordance with guidelines established by Statement of Financial Accounting Standards ("SFAS") No. 91.

         To the extent that loans are originated or acquired for the portfolio, SFAS No. 91 limits immediate recognition of loan origination or acquisition fees as revenues and requires that such income (net of certain loan origination or acquisition costs) be recognized over the estimated life of such loans and thereby reduces the amount of revenue recognized by the Bank at the time such loans are originated or acquired. At June 30, 1999, net deferred loan fees amounted to approximately $527,000, which are being recognized as income over the estimated lives of the related loans.

         LOANS-TO-ONE BORROWER. Savings institutions generally are subject to the lending limits applicable to national banks. With certain limited exceptions, the maximum amount that a savings institution or a national bank may lend to any borrower (including certain related entities of the borrower) at one time may not exceed 15% of the unimpaired capital and surplus of the institution, plus an additional 10% of unimpaired capital and surplus for loans fully secured by readily marketable collateral. Savings institutions are additionally authorized to make loans to one borrower, for any purpose, in an amount not to exceed $500,000 or, by order of the Director of OTS, in an amount not to exceed the lesser of $30,000,000 or 30% of unimpaired capital and surplus to develop residential housing, provided: (i) the purchase price of each single-family dwelling in the development does not exceed $500,000; (ii) the savings institution is in compliance with its fully phased-in capital requirements; (iii) the loans comply with applicable loan-to-value requirements, and (iv) the aggregate amount of loans made under this authority does not exceed 150% of unimpaired capital and surplus. As of June 30, 1999, the Bank was in compliance with these lending limits.

         NON-PERFORMING LOANS AND OTHER PROBLEM ASSETS. Management reviews the Bank's loans on a regular basis. The policy of the Bank is to place on nonaccrual status any mortgage loan that has remained delinquent for 90 days or more, unless the loan is well-secured and in the process of collection. Consumer and commercial loans not secured by real estate are charged off, or any expected loss is specifically reserved against the allowance for loan losses, after the loans become more than 90 days past due.

         The Bank's collection procedures provide that late payment notices are mailed on the 15th day following the due date of the loan payment. After a loan becomes 30 days delinquent, the customer will be contacted by the lending officer with an attempt to collect the delinquent payments or establish a work out plan to remove the loan from the delinquent status. After a loan becomes 90 days or more past due, management will generally initiate legal proceedings, unless a plan to resolve the delinquency has been developed with the borrower.

         Real estate acquired by the Bank as a result of, or in lieu of, foreclosure is classified as real estate owned until such time as it is sold. When such property is acquired, it is recorded at fair value at the date of foreclosure. Any required write-down of the loan to its fair value upon foreclosure is charged against the allowance for loan losses. Subsequent to foreclosure, in accordance with generally accepted accounting principles, if it is periodically determined that the carrying value of the property exceeds its estimated net realizable value, the amount of the difference is charged against operations.

         The table below sets forth the amounts and categories of non-performing assets at the dates indicated. Loans are placed on non-accrual status when the collection of principal and/or interest becomes doubtful, as discussed above. Foreclosed assets include assets acquired in settlement of loans.

                                                                                 June 30,
                                                                  --------------------------------------
                                                                      1999                       1998
                                                                  -------------           --------------
                                                                         (Dollars in thousands)
NON-ACCRUING LOANS:
    One-to-four family.....................................             $246                     $455
    Consumer...............................................                5                      198
                                                                      ------                   ------
                  Total                                                  251                      653
ACCRUING LOANS DELINQUENT MORE THAN 90 DAYS:
    One-to-four family.....................................              368                       --
    Consumer...............................................                2                       --
                                                                      ------                   ------
                  Total                                                  370                       --
FORECLOSED ASSETS:
    One-to-four family.....................................               --                       29
    Secured by other real estate...........................               --                       --
    Consumer...............................................                3                       --
                                                                      ------                   ------
                  Total                                                    3                      682
                                                                      ------                   ------
Total non-performing assets................................             $623                     $682
                                                                      ------                   ------
                                                                      ------                   ------
Total as a percentage of total assets......................             0.62%                    0.69%
                                                                      ------                   ------
                                                                      ------                   ------

         During the year ended June 30, 1999, gross interest income of $35,872 would have been recorded on loans accounted for on a non-accrual basis if the loans had been current throughout the respective periods. Interest recognized in income on nonaccrual loans during such period amounted to $4,622.

         At June 30, 1999, the Bank had approximately $67,000 in loans considered by management to be potential problem loans that were not reflected in the preceding table. As to these loans, information about possible credit problems of borrowers have caused management to have concerns about the ability of the borrowers to comply with present loan repayment terms. These loans are subject to increased management attention and their classification is reviewed on a quarterly basis.

         The following table sets forth information concerning delinquent mortgage and consumer and commercial loans at June 30, 1999. The amounts presented represent the total remaining principal balances of the related loans, rather than the actual payment amounts which are overdue.

                                                                  Loans Delinquent For:
                           ---------------------------------------------------------------------------------------------------
                                     30-59 Days                        60-89 Days                      90 Days and Over
                           ------------------------------   --------------------------------  --------------------------------
                                                  Percent                          Percent                            Percent
                                                  of Loan                          of Loan                            of Loan
                             Number     Amount    Category   Number     Amount    Category     Number    Amount        Ctegory
                             ------     ------    --------   ------     ------    --------     ------    ------        -------
                                                                  (Dollars in thousands)
Real Estate:
    One-to-four family.        1         $95      0.19%          5        $135      0.28%          8        $613       1.26%
Consumer and
    commercial.........       --          --     --.--          --          --     --.--          --          --      --.--
Other..................        3          21      0.15           5          21      0.15           3           7       0.05
                            ----       -----                  ----       -----                  ----        ----
             Total.....        4        $116      0.16%         10        $156      0.22%         11        $620       0.88%
                            ----       -----     -----        ----       -----     -----        ----        ----      -----
                            ----       -----     -----        ----       -----     -----        ----        ----      -----

         ASSET CLASSIFICATION AND ALLOWANCE FOR LOAN LOSSES. Federal regulations require savings associations to review their assets on a regular basis and to classify them as "substandard," "doubtful," or "loss," if warranted. Assets classified as substandard or doubtful require the institution to establish general allowances for loan losses. If an asset or portion thereof is classified loss, the insured institution must either establish specified allowances for loan losses in the amount of 100% of the portion of the asset classified loss, or charge off such amount. An asset which does not currently warrant classification but which possesses weaknesses or deficiencies deserving close attention is required to be designated as "special mention." Currently, general loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital. See "Regulation - Regulation of the Bank Regulatory Capital Requirements." OTS examiners may disagree with the insured institution's classifications and amounts reserved. If an institution does not agree with an examiner's classification of an asset, it may appeal this determination to the OTS. Management of the Bank reviews assets on a monthly basis, and at the end of each quarter prepares an asset classification listing, which is reviewed by the Board of Directors. At June 30, 1999, management had $67,000 of assets classified as special mention, $456,000 of assets classified as substandard and no assets classified as doubtful or loss. For additional information, see "Non-Performing Loans and Other Problem Assets." See also "Multi-Family and Commercial Real Estate Lending."

         In originating loans, the Bank recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. It is management's policy to maintain an adequate allowance for loan losses based on, among other things, the Bank's past loan loss experience, known and inherent risks in the loan portfolio, adverse situations that may affect the borrower's ability to repay the estimated value of any underlying collateral, and current economic conditions. The Bank increases its allowance for loan losses by charging provisions for loan losses against the Bank's income and decreases the allowance by charge-offs (net of recoveries).

         General allowances are made pursuant to management's assessment of inherent risk in the Bank's loan portfolio as a whole. Specific allowances are provided for individual loans when ultimate collection is considered questionable by management after reviewing the current status of loans which are contractually past due and considering the net realizable value of the security for the loan. Management continues to actively monitor the Bank's asset quality and to charge off loans against the allowance for loan losses when appropriate or to provide specific loss reserves when necessary. Although management believes it has sufficient information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used in making the initial determinations.

         The Bank was last examined by the OTS in July 1999 and its loan loss allowance was considered by the OTS to be adequate as of that time. While the Bank believes it has established its existing allowances for loan losses to a level considered adequate based on its evaluation of the quality of the loan portfolio, there can be no assurance that regulators, in reviewing the Bank's loan portfolio during future examinations, will not request the Bank to increase its allowance for loan losses, thereby negatively affecting the Bank's financial condition and earnings.

         The increase in the ratio of the allowance to non-performing loans relates primarily to one residential real estate loan considered non-performing at June 30, 1998 but completely paid off by June 30, 1999. The allowance for loan losses has increased by 6.3% from June 30, 1998 to June 30, 1999.

After considering a variety of factors, including but not limited to the facts that the composition of the loan portfolio has remained relatively unchanged and that there has not been a significant change in classified loans, management did not consider an increase to the provision for losses necessary during the year ended June 30, 1999.

                                                  Year Ended June 30,
                                                 ----------------------
                                                  1999           1998
                                                  ----           ----
                                                 (Dollars in thousands)

Balance at beginning of period ...........       $ 489         $ 487
CHARGE-OFFS:
    One-to-four family ...................         (10)          (11)
    Consumer and commercial business .....         (27)          (57)
                                                 -----         -----
         Total charge-offs ...............         (37)          (68)
                                                 -----         -----
RECOVERIES:
    Consumer and commercial business .....           8            10
                                                 -----         -----
         Total recoveries ................           8            10
                                                 -----         -----
Net charge-offs ..........................         (29)          (58)
Provision charged to operations ..........          60            60
                                                 -----         -----
Balance at end of period .................       $ 520         $ 489
                                                 -----         -----
                                                 -----         -----
Ratio of net charge-offs during
     the period to average loans
     outstanding during the period .......        0.04%         0.08%
                                                 -----         -----
                                                 -----         -----
Ratio of allowance to non-performing loans       83.47%        74.89%
                                                 -----         -----
                                                 -----         -----

                  The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

                                                    At June 30,
                                  ------------------------------------------------
                                          1999                     1998
                                  ---------------------    -----------------------
                                            Percent of                 Percent of
                                           Loans in Each              Loans in Each
                                           Category to                 Category to
                                  Amount    Total Loans    Amount      Total Loans
                                  ------    -----------    ------      -----------
                                                (Dollars in thousands)
One-to-four family .........       $179        68.88%       $159           67.80%
Secured by other real estate         51         8.57          60            9.33
Construction ...............          3         2.87          25            3.89
Consumer ...................         82        15.36          95           15.54
Commercial business ........         30         4.32          52            3.44
                                            --------                    --------
Unallocated ................        175                       98
                                 ------                   ------
  Total ....................       $520       100.00%       $489          100.00%
                                 ------     --------      ------        --------
                                 ------     --------      ------        --------

INVESTMENT ACTIVITIES

         GENERAL. The Bank invests in securities in order to diversify its assets, manage cash flow, obtain yield and maintain the minimum levels of liquid assets required by regulatory authorities. Such investments generally include federal funds, federal government and agency securities and qualified deposits in other financial institutions. In accordance with SFAS No. 115, the Bank classifies securities as either held to maturity or available for sale. For further information, see Notes 1 and 3 of Notes to Consolidated Financial Statements.

         INVESTMENT SECURITIES. The Bank is permitted under federal law to make certain investments, including investments in securities issued by various federal agencies and state and municipal governments, deposits at the FHLB of Indianapolis, certificates of deposit in federally insured institutions, certain bankers' acceptances and federal funds. The Bank may also invest, subject to certain limitations, in commercial paper having one of the two highest investment ratings of a nationally recognized credit rating agency, and certain other types of corporate debt securities and mutual funds. Federal regulations require the Bank to maintain an investment in FHLB of Indianapolis stock and a minimum amount of liquid assets which may be invested in cash and specified securities. From time to time, the OTS adjusts the percentage of liquid assets that savings institutions are required to maintain. For additional information, see "Regulation - Regulation of the Bank - Liquid Assets."

         MORTGAGE-BACKED SECURITIES. The Bank invests in mortgage-backed and related securities, including mortgage participation certificates which are insured or guaranteed by U.S. government agencies and government sponsored enterprises and collateralized mortgage obligations ("CMOs") and real estate mortgage investment conduits ("REMICs"). Mortgage-backed securities represent a participation interest in a pool of single-family or multi-family mortgages, the principal and interest payments on which are passed from the mortgage originators, through intermediaries (generally U.S. government agencies and government sponsored enterprises) that pool and repackage the participation interests in the form of securities, to investors such as the Bank. Such U.S. Government agencies and government sponsored enterprises, which guarantee the payment of principal and interest to investors, primarily include the Federal Home Loan Mortgage Corporation ("FHLMC"), the Federal National Mortgage Association ("FNMA"), and the Government National Mortgage Association ("GNMA").

         Mortgage-backed securities typically are issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that are within a range and have varying maturities. The characteristics of the underlying pool of mortgages (I.E., fixed-rate or adjustable-rate), as well as prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security thus approximates the life of the underlying mortgages.

         The Bank's mortgage-backed securities include CMOs, which include securities issued by entities which have qualified under the Internal Revenue Code of 1986, as amended ("Code"), as REMICs. CMOs and REMICs (collectively
CMOs) have been developed in response to investor concerns regarding the uncertainty of cash flows associated with the prepayment option of the underlying mortgagor and are typically issued by government agencies, government sponsored enterprises and special purpose entities, such as trusts, corporations or partnerships, established by financial institutions or other similar institutions. A CMO can be collateralized by loans or securities which are insured or guaranteed by FNMA, FHLMC, or GNMA. In contrast to pass-through mortgage-backed securities, in which cash flow is received pro rata by all security holders, the cash flow from the mortgages underlying a CMO is segmented and paid in accordance with a predetermined priority to investors holding various CMO classes. Consequently, the maturity of a particular CMO class may be substantially less than the contractual maturity of the underlying security. By allocating the principal and interest cash flows from the underlying collateral among the separate CMO classes, different classes of securities are created, each with its own stated maturity, estimated average life, coupon rate and prepayment characteristics.

         Mortgage-backed securities generally increase the quality of the Bank's assets by virtue of the insurance or guarantees that back them. However, mortgage-backed securities are subject to interest rate and prepayment risk. In that regard, at June 30, 1999, the Bank's mortgage-backed securities portfolio included net unrealized losses of $15,000. Although the Bank has the ability and the intention to hold such securities to maturity, the Bank's net interest income may be adversely affected as a result of such securities carrying below market rates of interest.

         The following table sets forth the composition of the Bank's securities portfolio at the dates indicated.

                                                                       June 30,
                                                  -------------------------------------------------
                                                         1999                        1998
                                                  ---------------------       ---------------------
                                                   Book          Fair          Book          Fair
                                                   Value         Value         Value        Value
                                                   -----         -----         -----        -----
                                                                 (Dollars in thousands)
Interest-earning time deposits in other
  financial institutions ..................       $ 4,155       $ 4,155       $ 4,065       $ 4,065
                                                  -------       -------       -------       -------
                                                  -------       -------       -------       -------

Investment Securities:
    U.S. Government securities and agency
       obligations ........................          --            --         $ 1,500       $ 1,502
    Obligations of states and
       political subdivisions..............           375           389           375           398
    Other .................................          --            --             103           103
                                                  -------       -------       -------       -------

       Subtotal ...........................           375           389         1,978         2,003
                                                  -------       -------       -------       -------

FHLB stock ................................         1,162         1,162         1,162         1,162
                                                  -------       -------       -------       -------

Mortgage-Backed Securities:
    FNMA certificates .....................         4,085         4,082         3,938         3,974
    GNMA certificates .....................         4,960         4,979         2,635         2,676
    FHLMC certificates ....................         2,738         2,707         3,073         3,077
    Collateralized mortgage obligations ...         1,855         1,854         3,378         3,383
                                                  -------       -------       -------       -------

       Subtotal ...........................        13,638        13,622        13,024        13,110
                                                  -------       -------       -------       -------

Total investment securities, FHLB stock and
  mortgage-backed securities ..............       $15,175       $15,173       $16,164       $16,275
                                                  -------       -------       -------       -------
                                                  -------       -------       -------       -------

Average remaining life of
    U.S. Government and Agency securities...                --                       7.1 years
    Obligations of states and political
       subdivisions.........................            8.2 years                    9.2 years


         The composition and maturities of the securities portfolio, excluding FHLB stock, are indicated in the following table.


                                                                    June 30, 1999
                                      -------------------------------------------------------------------------------
                                           Less than           1 to 5            5 to 10             Over
                                            1 Year              Years             Years             10 Years
                                      ------------------ ------------------------------------- --------------------
                                      Carrying  Average  Carrying  Average  Carrying  Average  Carrying  Average
                                        Value    Yield    Value     Yield     Value    Yield     Value    Yield
                                      --------  -------- --------- ------------------ -------- --------- ----------
SECURITIES HELD TO MATURITY:
   Obligations of states and
     political subdivisions.........      $--    --.--%    $  --    --.--%     $375     5.31%    $  --     --.--%

   Other............................       --    --.--        --    --.--        --    --.--         --    --.--
                                        -----             ------             ------             ------
     Total investment securities held
       to maturity..................       --    --.--        --    --.--        --    --.--         --    --.--
   Mortgage-backed securities.......        7     7.50     4,390     5.31     1,457     5.92      6,011     6.60
                                        -----             ------             ------              ------

     Total securities held
        to maturity.................        7     7.50     4,390     5.31     1,832     5.80      6,011     6.60
                                        -----             ------             ------              ------


 SECURITIES AVAILABLE FOR SALE:
   Mortgage-backed securities.......       --       --        --    --.--        --    --.--      1,773     6.66
     Total securities available
        for sale....................       --    --.--        --    --.--        --    --.--      1,773     6.66
                                        -----             ------             ------             ------
 Total investment and mortgage
   -backed securities...............     $  7     7.50%   $4,390     5.31%   $1,832     5.80%   $7,784     6.61%
                                        -----   ------    ------   ------    ------   ------    ------    ------
                                        -----   ------    ------   ------    ------   ------    ------    ------


                                                June 30, 1999
                                      ---------------------------------

                                          Total Investment Securities
                                       --------------------------------
                                       Carrying    Average      Market
                                         Value      Yield       Value
                                       -----------  ----------  -------
SECURITIES HELD TO MATURITY:
   Obligations of states and
     political subdivisions.........      $ 375        5.31%     $  389

   Other............................         --      --.--          --
                                       --------                -------
     Total investment securities held
       to maturity..................         --      --.--          --
   Mortgage-backed securities.......     11,865       6.04      11,850
                                       --------                -------

     Total securities held
        to maturity.................     12,240                 12,239
                                       --------                -------


 SECURITIES AVAILABLE FOR SALE:
   Mortgage-backed securities.......      1,773       6.66       1,772
     Total securities available
        for sale....................      1,773       6.66       1,772
                                       --------                -------

 Total investment and mortgage
   -backed securities...............    $14,013       6.10%    $14,011
                                       --------    -------     -------
                                       --------    -------     -------

         The Bank's securities portfolio at June 30, 1999 contained no securities of any issuer with an aggregate book value in excess of 10% of the Bank's shareholders' equity, excluding those securities issued by the U.S. Government or its agencies.

DEPOSIT ACTIVITY AND OTHER SOURCES OF FUNDS

         GENERAL. Deposits are the primary source of the Bank's funds for lending and other investment purposes. In addition to deposits, the Bank derives funds from loan principal repayments, maturing investment, and mortgage-backed securities and interest payments. Loan repayments and interest payments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. The Bank also has the ability to obtain advances from the FHLB as an additional source of funds.

         DEPOSITS. Deposits are attracted principally from within the Bank's primary market area through the offering of a variety of deposit instruments, including passbook and statement savings accounts and certificates of deposit ranging in terms from three months to five years. Deposit account terms vary, principally on the basis of the minimum balance required, the time periods the funds must remain on deposit and the interest rate. The Bank also offers individual retirement accounts ("IRAs").

         The Bank's policies are designed primarily to attract deposits from local residents rather than to solicit deposits from areas outside its primary market. The Bank does not accept deposits from brokers due to the volatility and rate sensitivity of such deposits. Interest rates paid, maturity terms, service fees, and withdrawal penalties are established by the Bank on a periodic basis. Determination of rates and terms are predicated upon funds acquisition and liquidity requirements, rates paid by competitors, growth goals, and federal regulations.

         The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more by time remaining until maturity as of June 30, 1999.

                                                                                Maturity
                                                            ---------------------------------------------------------
                                                                          Over       Over
                                                            3 Months     3 to 6     6 to 12     Over 12
                                                            or Less       Months     Months      Months        Total
                                                            -------      -------    -------      ------        ------
                                                                            (Dollars in thousands)
Certificates of deposit of  $100,000 or more..........      $1,911       $1,344     $1,297       $1,406        $5,958

         The Bank does not offer premiums for deposits, does not generally offer interest rates on deposits which exceed the average rates offered by other financial institutions in its market area, and usually does not institute promotional programs that result in increased rates being paid on deposits. The Bank does, however, offer above-average rates on certificates of deposit if management believes that the deposit will entail administrative savings by the Bank as well as contribute to the stability of the Bank's core deposit base. These strategies are consistent with management's goals of keeping the Bank's cost of funds at reduced levels and maintaining slow and measurable growth for the Bank.

BORROWINGS

         Savings deposits historically have been the primary source of funds for the Bank's lending and investment activities and for its general business activities. The Bank is authorized, however, to use advances from the FHLB of Indianapolis to supplement its supply of lendable funds and to meet deposit withdrawal requirements. Advances from the FHLB are secured under a blanket collateral agreement by the Bank's stock in the FHLB, one to four family residential mortgage loans contained in the Bank's loan portfolio, and a portion of the Bank's investment and mortgage-backed securities.

         The FHLB of Indianapolis functions as a central reserve bank providing credit for savings institutions and certain other member financial institutions. As a member, the Bank is required to own capital stock in the FHLB and is authorized to apply for advances on the security of such stock and certain of its home mortgages and other assets (principally, securities which are obligations of, or guaranteed by, the United States) provided certain standards related to creditworthiness have been met. See "Regulation - Regulation of the Bank - Federal Home Loan Bank System."

         The following table sets forth certain information as to FHLB advances at the dates indicated.

                                                                                   June 30,
                                                                          --------------------------
                                                                             1999            1998
                                                                          -----------      ---------
                                                                            (Dollars in thousands)
FHLB advances.....................................................         $20,657           $22,744
                                                                       -----------         ---------
     Total borrowings.............................................         $20,657           $22,744
                                                                       -----------         ---------
                                                                       -----------         ---------
Weighted average interest rate of FHLB advances...................           5.30%             5.58%

         The following table sets forth the maximum month-end balance and average balance of FHLB advances for the periods indicated.

                                                       For the Year Ended
                                                            June 30,
                                                    ---------------------------
                                                      1999               1998
                                                    --------         ----------
                                                     (Dollars in thousands)
MAXIMUM BALANCE:
     FHLB advances........................          $22,744            $22,744
AVERAGE BALANCE:
     FHLB advances........................          $20,562            $20,331

SUBSIDIARY ACTIVITIES

         The Company has one wholly-owned subsidiary, the Bank. The Bank is permitted to invest an amount equal to 2% of its assets in subsidiaries with an additional investment of 1% of assets where such investment serves primarily community, inner-city, and community development purposes. Under such limitations, as of June 30, 1999 the Bank was authorized to invest up to approximately $3.0 million in the stock of or loans to subsidiaries including the additional 1% investment for community inner-city and community development purposes. Institutions meeting regulatory capital requirements, such as the Bank, may invest up to 50% of their regulatory capital in conforming first mortgage loans to subsidiaries in which they own 10% or more of the capital stock.

         The Bank's only service corporation is Alpha Financial, Inc., a corporation organized under the laws of the state of Michigan in 1975. The Bank's investment in Alpha Financial, Inc. was $100,000 at June 30, 1999. The assets of the service corporation consist of cash and stock in MIMLIC Life Insurance Company, which reinsures credit life insurance policies written on the lives of borrowers of various financial institutions.

EMPLOYEES

         Substantially all of the activities of the Company are conducted by the Bank. Therefore, as of June 30, 1999, the Company did not have any salaried employees. As of June 30, 1999, the Bank had 41 full-time employees and five part-time employees, none of whom was represented by a collective bargaining agreement.

                                   REGULATION

         Set forth below is a brief description of certain laws that relate to the regulation of the Company and the Bank. The description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

REGULATION OF THE COMPANY

         GENERAL. The Company is a unitary savings and loan holding company subject to regulatory oversight by the OTS. As such, the Company is required to register and file reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over the Company and its non-savings association subsidiaries, which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association. This regulation and oversight is intended primarily for the protection of the depositors of the Bank and not for the benefit of stockholders of the Company.

         QUALIFIED THRIFT LENDER TEST. As a unitary savings and loan holding company, the Company generally is not subject to activity restrictions, provided the Bank satisfies the Qualified Thrift Lender ("QTL") test or meets the definition of domestic building and loan association pursuant to section 7701 of the Internal Revenue Code of 1986, as amended (the "Code"). If the Company acquires control of another savings association as a separate subsidiary, it would become a multiple savings and loan holding company, and the activities of the Company and any of its subsidiaries (other than the Bank or any other SAIF-insured savings association) would become subject to restrictions applicable to bank holding companies unless such other associations each also qualify as a QTL or domestic building and loan association and were acquired in a supervisory acquisition. See "- Regulation of the Bank - Qualified Thrift Lender Test."

         RESTRICTIONS ON ACQUISITIONS. The Company must obtain approval from the OTS before acquiring control of any other SAIF-insured association. Such acquisitions are generally prohibited if they result in a multiple savings and loan holding company controlling savings associations in more than one state. However, such interstate acquisitions are permitted based on specific state authorization or in a supervisory acquisition of a failing savings association.

         Federal law generally provides that no "person," acting directly or indirectly or through or in concert with one or more other persons, may acquire "control," as that term is defined in OTS regulations, of a federally insured savings institution without giving at least 60 days written notice to the OTS and providing the OTS an opportunity to disapprove the proposed acquisition. In addition, no company may acquire control of such an institution without prior OTS approval. These provisions also prohibit, among other things, any director or officer of a savings and loan holding company, or any individual who owns or controls more than 25% of the voting shares of a savings and loan holding company, from acquiring control of any savings association not a subsidiary of the savings and loan holding company, unless the acquisition is approved by the OTS.

         AFFILIATE RESTRICTIONS. Transactions between a savings association and its "affiliates" are subject to quantitative and qualitative restrictions under Sections 23A and 23B of the Federal Reserve Act. Affiliates of a savings association include, among other entities, the savings association's holding company and companies that are under common control with the savings association.

         In general, Sections 23A and 23B and OTS regulations issued in connection therewith limit the extent to which a savings association or its subsidiaries may engage in certain "covered transactions" with affiliates to an amount equal to 10% of the association's capital and surplus, in the case of covered transactions with any one affiliate, and to an amount equal to 20% of such capital and surplus, in the case of covered transactions with all affiliates. In addition, a savings association and its subsidiaries may engage in covered transactions and certain other transactions only on terms and under circumstances that are substantially the same, or at least as favorable to the savings association or its subsidiary, as those prevailing at the time for comparable transactions with nonaffiliated companies. A "covered transaction" is defined to include a loan or extension of credit to an affiliate; a purchase of investment securities issued by an affiliate; a purchase of assets from an affiliate, with certain exceptions; the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any party; or the issuance of a guarantee, acceptance, or letter of credit on behalf of an affiliate.

                In addition, under the OTS regulations, a savings association may not make a loan or extension of credit to an affiliate unless the affiliate is engaged only in activities permissible for bank holding companies; a savings association may not purchase or invest in securities of an affiliate other than shares of a subsidiary; a savings association and its subsidiaries may not purchase a low-quality asset from an affiliate; and covered transactions and certain other transactions between a savings association or its subsidiaries and an affiliate must be on terms and conditions that are consistent with safe and sound banking practices. With certain exceptions, each loan or extension of credit by a savings association to an affiliate must be secured by collateral with a market value ranging from 100% to 130% (depending on the type of collateral) of the amount of the loan or extension of credit.

         The OTS regulation generally excludes all non-bank and non-savings association subsidiaries of savings associations from treatment as affiliates, except to the extent that the OTS or the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") decides to treat such subsidiaries as affiliates. The regulation also requires savings associations to make and retain records that reflect affiliate transactions in reasonable detail, and provides that certain classes of savings associations may be required to give the OTS prior notice of affiliate transactions.

REGULATION OF THE BANK

         GENERAL. As a federally chartered, SAIF-insured savings bank, the Bank is subject to extensive regulation by the OTS and the FDIC. Lending activities and other investments of the Bank must comply with various statutory and regulatory requirements. The Bank is also subject to certain reserve requirements of the Federal Reserve Board.

         The OTS, in conjunction with the FDIC, regularly examines the Bank and prepares reports for the consideration of the Bank's Board of Directors on any deficiencies found in the operations of the Bank. The relationship between the Bank and depositors and borrowers is also regulated by federal and state laws, especially in such matters as the ownership of savings accounts and the form and content of mortgage documents utilized by the Bank.

         The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other savings institutions. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the SAIF and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulations, whether by the OTS, the

FDIC, or the Congress could have a material adverse impact on the Company, the Bank, and their operations.

         INSURANCE OF DEPOSIT ACCOUNTS. The Bank's deposit accounts are insured by the SAIF to the maximum of $100,000 permitted by law. Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC or the institution's primary regulator.

         The FDIC charges an annual assessment for the insurance of deposits based on the risk a particular institution poses to its deposit insurance fund. Under this system, the Bank pays deposit insurance premiums ranging from 0 to 27 basis points per $100 of deposits. This risk classification is based on an institution's capital group and supervisory subgroup assignment. Pursuant to the Economic Growth and Paperwork Reduction Act of 1996 (the "Act"), the FDIC imposed a special assessment on SAIF members to capitalize the SAIF at the designated reserve level of 1.25% as of October 1, 1996. Based on the Bank's deposits as of March 31, 1995, the date for measuring the amount of the special assessment pursuant to the Act, the Bank paid a special assessment of $411,000 on November 27, 1996 to recapitalize the SAIF. This expense was recognized during the first quarter of fiscal 1997.

         Pursuant to the Act, the Bank pays, in addition to its normal deposit insurance premium as a member of the SAIF, an amount equal to approximately 6.4 basis points toward the retirement of the Financing Corporation bonds ("Fico Bonds") issued in the 1980s to assist in the recovery of the savings and loan industry. Members of the Bank Insurance Fund ("BIF"), by contrast, pay, in addition to their normal deposit insurance premium, approximately 1.3 basis points. Under the Act, the FDIC also is not permitted to establish SAIF assessment rates that are lower than comparable BIF assessment rates. Beginning no later than January 1, 2000, the rate paid to retire the Fico Bonds will be equal for members of the BIF and the SAIF. The Act also provided for the merging of the BIF and the SAIF by January 1, 1999 provided there were no financial institutions still chartered as savings associations at that time. Because there were still institutions chartered as savings associations, the insurance funds were not merged. Should the insurance funds be merged before January 1, 2000, the rate paid by all members of this new fund to retire the Fico Bonds would be equal.

         REGULATORY CAPITAL REQUIREMENTS. OTS capital regulations require savings associations to meet three capital standards: (1) tangible capital equal to 1.5% of total adjusted assets, (2) leverage capital (core capital) equal to 3% of total adjusted assets, and (3) risk-based capital equal to 8.0% of total risk-based assets. The Bank must meet each of these standards in order to be deemed in compliance with OTS capital requirements. In addition, the OTS may require a savings association to maintain capital above the minimum capital levels.

         Under OTS regulations, a savings bank with a greater than "normal" level of interest rate exposure must deduct an interest rate risk ("IRR") component in calculating its total capital for purposes of determining whether it meets its risk-based capital requirement. Interest rate exposure is measured, generally, as the decline in an institution's net portfolio value that would result from a 200 basis point increase or decrease in market interest rates (whichever would result in lower net portfolio value), divided by the estimated economic value of the savings association's assets. The interest rate risk component to be deducted from total capital is equal to one-half of the difference between an institution's measured exposure and "normal" IRR exposure (which is defined as 2%), multiplied by the estimated economic value of the institution's assets. In August 1995, the OTS indefinitely delayed implementation of its IRR regulation. Based on information voluntarily supplied to the OTS, at June 30, 1999, the Bank would not have been required to deduct an IRR component in calculating total risk-based capital had the IRR component of the capital regulations been in effect.

         These capital requirements are viewed as minimum standards by the OTS, and most institutions are expected to maintain capital levels well above the minimum. In addition, the OTS regulations provide that minimum capital levels higher than those provided in the regulations may be established by the OTS for individual savings associations, upon a determination that the savings association's capital is or may become inadequate in view of its circumstances. The OTS regulations provide that higher individual minimum regulatory capital requirements may be appropriate in circumstances where, among others: (1) a savings association has a high degree of exposure to interest rate risk, prepayment risk, credit risk, concentration of credit risk, certain risks arising from nontraditional activities, or similar risks or a high proportion of off-balance sheet risk; (2) a savings association is growing, either internally or through acquisitions, at such a rate that supervisory problems are presented that are not dealt with adequately by OTS regulations; and (3) a savings association may be adversely affected by activities or condition of its holding company, affiliates, subsidiaries, or other persons, or savings associations with which it has significant business relationships. The Bank is not subject to any such individual minimum regulatory capital requirement.

         As shown below, the Bank's regulatory capital exceeded all minimum regulatory capital requirements applicable to it as of June 30, 1999.

                                                                  Percent of
                                                   Amount       Adjusted Assets
                                                 ---------      ----------------
                                                    (Dollars in Thousands)
GAAP Capital ...........................          $10,789             10.76%
                                                  -------             ------
                                                  -------             ------
TANGIBLE CAPITAL: (1)
Regulatory requirement .................          $ 1,503              1.50%
Actual capital .........................            9,786              9.76
                                                  -------             ------
   Excess ..............................          $ 8,283              8.26%
                                                  -------             ------
                                                  -------             ------
LEVERAGE (CORE) CAPITAL: (1)
Regulatory requirement .................          $ 3,007              3.00%
Actual capital .........................            9,786              9.76
                                                  -------             ------
   Excess ..............................          $ 6,779              6.76%
                                                  -------             ------
                                                  -------             ------
RISK-BASED CAPITAL: (2)
Regulatory requirement .................          $ 4,326              8.00%
Actual capital .........................           10,304             19.06
                                                  -------             ------
   Excess ..............................          $ 5,978             11.06%
                                                  -------             ------
                                                  -------             ------

------------
(1) Regulatory capital reflects modifications from GAAP capital due to goodwill and other intangible assets not permitted to be included in regulatory capital.
(2)      Based on risk-weighted assets of $54.1 million.

         A savings bank's failure to maintain capital at or above the minimum capital requirements may be deemed an unsafe and unsound practice and may subject the savings bank to enforcement actions and other proceedings. Any savings bank not in compliance with all of its capital requirements is required to submit a capital plan that addresses the bank's need for additional capital and meets certain additional requirements. While the capital plan is being reviewed by the OTS, the savings bank must certify, among other things, that it will not, without the approval of its appropriate OTS Regional Director, grow beyond net interest credited or make capital distributions. If a savings bank's capital plan is not approved, the savings bank will become subject to additional growth and other restrictions. In addition, the OTS, through a capital directive or otherwise, may restrict the ability of a savings bank not in compliance with the capital requirements to pay dividends and compensation, and may require such a bank to take one or more of certain corrective actions, including, without limitation: (i) increasing its capital to specified levels, (ii) reducing the rate of interest that may be paid on savings accounts, (iii) limiting receipt of deposits to those made to existing accounts, (iv) ceasing issuance of new accounts of any or all classes or categories except in exchange for existing accounts, (v) ceasing or limiting the purchase of loans or the making of other specified investments, and (vi) limiting operational expenditures to specified levels.

         The Home Owners' Loan Act ("HOLA") permits savings banks not in compliance with the OTS capital standards to seek an exemption from certain penalties or sanctions for noncompliance. Such an exemption will be granted only if certain strict requirements are met, and must be denied under certain circumstances. If an exemption is granted by the OTS, the savings bank still may be subject to enforcement actions for other violations of law or unsafe or unsound practices or conditions.

         PROMPT CORRECTIVE ACTION. The prompt corrective action regulation of the OTS, requires certain mandatory actions and authorizes certain other discretionary actions to be taken by the OTS against a savings bank that falls within certain undercapitalized capital categories specified in the regulation.

         The regulation establishes five categories of capital classification:
"well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Under the regulation, the risk-based capital, leverage capital, and tangible capital ratios are used to determine an institution's capital classification. At June 30, 1999, the Bank met the capital requirements of a "well capitalized" institution under applicable OTS regulations.

         In general, the prompt corrective action regulation prohibits an insured depository institution from declaring any dividends, making any other capital distribution, or paying a management fee to a controlling person if, following the distribution or payment, the institution would be within any of the three undercapitalized categories. In addition, adequately capitalized institutions may accept Brokered Deposits only with a waiver from the FDIC and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew, or roll-over Brokered Deposits.

         If the OTS determines that an institution is in an unsafe or unsound condition, or if the institution is deemed to be engaging in an unsafe and unsound practice, the OTS may, if the institution is well capitalized, reclassify it as adequately capitalized; if the institution is adequately capitalized but not well capitalized, require it to comply with restrictions applicable to undercapitalized institutions; and, if the institution is undercapitalized, require it to comply with certain restrictions applicable to significantly undercapitalized institutions.

         CAPITAL DISTRIBUTION LIMITATIONS. OTS regulations impose limitations upon all capital distributions by savings institutions, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. In general, the Bank may not declare or pay a cash dividend on its capital stock if the effect thereof would cause the Bank to fail to meet one of its regulatory capital requirements.

         Under the regulation, an association that meets its fully phased-in capital requirements both before and after a proposed distribution and has not been notified by the OTS that it is in need of more than normal supervision (a "Tier 1 association") may, after prior notice to but without the approval of the OTS, make capital distributions during a calendar year up to the higher of: (i) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year, or (ii) 75% of its net income over the most recent four-quarter period. A Tier 1 association may make capital distributions in excess of the above amount if it gives notice to the

OTS and the OTS does not object to the distribution. A savings association that meets its regulatory capital requirements both before and after a proposed distribution but does not meet its fully phased-in capital requirement (a "Tier 2 association") is authorized, after prior notice to the OTS but without OTS approval, to make capital distributions in an amount up to 75% of its net income over the most recent four-quarter period, taking into account all prior distributions during the same period. Any distribution in excess of this amount must be approved in advance by the OTS. A savings association that does not meet its current regulatory capital requirements (a "Tier 3 association") cannot make any capital distribution without prior approval from the OTS, unless the capital distribution is consistent with the terms of a capital plan approved by the OTS.

         At June 30, 1999, the Bank qualified as a Tier 1 association for purposes of the capital distribution rule. The OTS may prohibit a proposed capital distribution that would otherwise be permitted if the OTS determines that the distribution would constitute an unsafe or unsound practice.

         The OTS has proposed to amend its capital distribution regulation to conform its requirements to the OTS prompt corrective action regulation. Under the proposed regulation, an institution that would remain at least adequately capitalized after making a capital distribution, and that was owned by a holding company, would be required to provide notice to the OTS prior to making a capital distribution. "Troubled" associations and undercapitalized associations would be allowed to make capital distributions only by filing an application and receiving OTS approval, and such applications would be approved under certain limited circumstances.

         THRIFT CHARTER. Congress has been considering legislation in various forms that would require, among other things, federal thrifts, such as the Bank, to convert their charters to national or state bank charters. In the absence of appropriate "grandfather" provisions, legislation eliminating the thrift charter could have a material adverse effect on the Bank and the Company because, among other things, the regulatory, capital, and accounting treatment for national and state banks and savings associations differs in certain significant respects. Also, under current law, unitary savings and loan holding companies are permitted to engage in activities that would not be permitted for a bank holding company. The Company cannot determine whether, or in what form, such legislation may eventually be enacted and there can be no assurance that any legislation that is enacted would contain adequate grandfather rights for the Bank and the Company.

         COMMUNITY REINVESTMENT ACT AND THE FAIR LENDING LAWS. Savings associations have a responsibility under the Community Reinvestment Act ("CRA") and related regulations of the OTS to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In addition, the Equal Credit Opportunity Act and the Fair Housing Act (together, the "Fair Lending Laws") prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An institution's failure to comply with the provisions of CRA could, at a minimum, result in regulatory restrictions on its activities and the denial of certain applications, and failure to comply with the Fair Lending Laws could result in enforcement actions by the OTS, as well as other federal regulatory agencies and the Department of Justice.

         FEDERAL HOME LOAN BANK SYSTEM. The Bank is a member of the Federal Home Loan Bank ("FHLB") system. Among other benefits, each FHLB serves as a reserve or central bank for its members within its assigned region. Each FHLB is financed primarily from the sale of consolidated obligations of the FHLB system. Each FHLB makes available to members loans (I.E., advances) in accordance with the policies and procedures established by the Board of Directors of the individual FHLB.

         As a member, the Bank is required to own capital stock in an FHLB in an amount equal to the greater of: (i) 1% of its aggregate outstanding principal amount of its residential mortgage loans, home purchase contracts and similar obligations at the beginning of each calendar year, (ii) 0.3% of total assets, or (iii) 5% of its FHLB advances (borrowings). At June 30, 1999, the Bank had $1.2 million in FHLB stock, which was in compliance with this requirement.

         LIQUID ASSETS. Under OTS regulations, a savings association is required to maintain an average daily balance of liquid assets (including cash, certain time deposits and savings accounts, bankers' acceptances, certain government obligations, and certain other investments) in each calendar quarter of not less than 4% of either (1) its liquidity base (consisting of certain net withdrawable accounts plus short-term borrowings) as of the end of the preceding calendar quarter, or (2) the average daily balance of its liquidity base during the preceding quarter. This liquidity requirement may be changed from time to time by the OTS to any amount between 4.0% to 10.0%, depending upon certain factors, including economic conditions and savings flows of all savings associations. The Bank maintains liquid assets in compliance with these regulations. Monetary penalties may be imposed upon an institution for violations of liquidity requirements.

         FEDERAL RESERVE SYSTEM. The Federal Reserve Board requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW, and Super NOW checking accounts) and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy the liquidity requirements that are imposed by the OTS. At June 30, 1999 the Bank was in compliance with these requirements.

         QUALIFIED THRIFT LENDER TEST. Savings institutions must meet a qualified thrift lender ("QTL") test, which test may be met either by maintaining a specified level of assets in qualified thrift investments as specified in HOLA or by meeting the definition of a "domestic building and loan association" in section 7701 of the Internal Revenue Code of 1986, as amended (the "Code"). If the Bank maintains an appropriate level of certain specified investments (primarily residential mortgages and related investments, including certain mortgage-related securities) and otherwise qualifies as a QTL or a domestic building and loan association, it will continue to enjoy full borrowing privileges from the FHLB. The required percentage of investments under HOLA is 65% of assets while the Code requires investments of 60% of assets. An association must be in compliance with the QTL test or definition of domestic building and loan association on a monthly basis in nine out of every 12 months. Associations that fail to meet the QTL test will generally be prohibited from engaging in any activity not permitted for both a national bank and a savings association. As of June 30, 1998, the Bank was in compliance with its QTL requirement and met the definition of a domestic building and loan association.

         YEAR 2000 COMPLIANCE. In May 1997, the Federal Financial Institutions Examination Council issued an interagency statement to the chief executive officers of all federally supervised financial institutions regarding year 2000 project management awareness. It is expected that unless financial institutions address the technology issues relating to the coming of the year 2000, there will be major disruptions in the operations of financial institutions. The statement provides guidance to financial institutions, providers of data services, and all examining personnel of the federal banking agencies regarding the year 2000 problem. The federal banking agencies intend to conduct year 2000 compliance examinations, and the failure to implement a year 2000 program may be seen by the federal banking agencies as an unsafe and unsound banking practice. The OTS has recently established an examination procedure which contains three categories of ratings: "Satisfactory," "Needs Improvement," and "Unsatisfactory." Institutions that receive a year 2000 rating of Unsatisfactory may be subject to formal enforcement action, supervisory agreements, cease and desist orders, civil money penalties, or the appointment of a conservator. In addition, federal banking agencies will be taking into account year 2000 compliance programs when analyzing applications and may deny an application based on year 2000 related issues.

The Company is currently addressing the year 2000 issue, as more fully discussed in the Company's Annual Report to Stockholders for the Year Ended June 30, 1999 under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations - Year 2000."

ITEM 2.    DESCRIPTION OF PROPERTIES

         (a)      Properties.

         The Company owns no real property but utilizes the offices of the Bank. The following table sets forth the location and certain additional information regarding the Bank's offices at June 30, 1999.

                                                                         Total
                                                                      Approximate         Net Book Value
                                                      Date               Square             at June 30,
LocatIon                                            Acquired            Footage                 1999
                                                 ---------------  -------------------   ----------------
                                                                   (Dollars in thousands)
Main Office                                            1981              17,092                 $1,254
     123 Portage
     Three Rivers, Michigan 49093
     (616) 279-5117
Branch Office                                          1971               3,400                     96
     500 N. Grand
     Schoolcraft, Michigan 49087
     (616) 674-5271
Branch Office                                          1988               1,661                    254
     15534 U.S. 12
     Union, Michigan 49130
     (616) 641-7979
Branch Office                                          1988               2,443                    135
     1213 West Michigan Avenue
     Three Rivers, Michigan 49093
     (616) 273-8681
Branch Office                                          1998               5,171                    358
     303 Defiance
     Howe, Indiana  46746
     (219) 562-3300
Branch Office                                          1998               1,908                    643
     420 N. Main
     Middlebury, Indiana  46540
     (219) 825-2255


         The Bank owns all of its offices. The total net book value of the Bank's premises and equipment (including land, building and leasehold improvements and furniture, fixtures, and equipment) at June 30, 1999 was $2.7 million. See Note 5 of Notes to Consolidated Financial Statements.

         FIserv, Inc., West Allis, Wisconsin, performs data processing and record keeping services for the Bank.

         (b) Investment Policies.

         See "Item 1. Business" above for a general description of the Bank's investment policies and any regulatory or Board of Directors' percentage of assets limitations regarding certain investments. All of the

Bank's investment policies are reviewed and approved by the Board of Directors of the Bank, and such policies, subject to regulatory restrictions (if any), can be changed without a vote of stockholders. The Bank's investments are primarily acquired to produce income, and to a lesser extent, possible capital gain.

                  (1) Investments in Real Estate or Interests in Real Estate. See "Item 1. Business - Lending Activities," "Item 1. Business - Regulation of the Bank," and "Item 2. Description of Property. (a) Properties" above.

                  (2) Investments in Real Estate Mortgages. See "Item 1. Business - Lending Activities" and "Item 1. Business - Regulation - Regulation of the Bank."

                  (3) Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities. See "Item 1. Business - Lending Activities," "Item 1. Business - Regulation of the Bank," and "Item 1. Business
- Subsidiary Activity."

         (c)  Description of Real Estate and Operating Data.

                  Not Applicable.

ITEM 3. LEGAL PROCEEDINGS

         Although the Company and the Bank, from time to time, are involved in various legal proceedings in the normal course of business, there are no material legal proceedings to which the Company, the Bank, or its subsidiary is a party or to which any of their property is subject.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         No matters were submitted to shareholders for a vote during the quarter ended June 30, 1999.

                                     PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         The information contained under the caption "Market Price of TRFC's Common Shares and Related Shareholder Matters" in the Company's Annual Report to Stockholders for the fiscal year ended June 30, 1999 (the "Annual Report") is incorporated herein by reference.

ITEM 6 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATION

         The information contained under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report is incorporated herein by reference.

ITEM 7. FINANCIAL STATEMENTS

         The financial statements contained in the Annual Report, Item 13 herein, are incorporated herein by reference.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

                                    PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(b) OF THE EXCHANGE ACT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth for the directors of the Company, such individual's name, age, the year the nominees first became directors of the Company, and the number of shares and percentage of the Common Stock beneficially owned.

                                                                                          Shares of
                                                  Year First           Current           Common Stock
Name of Individual or                             Elected or           Term to           Beneficially           Percent
Number of Persons in Group         Age (1)       Apointed (2)           Expire           Owned (3)(4)          of Class
--------------------------       ----------   -------------------  ---------------   ---------------------     --------
Larry A. Clark                       58              1989                1999                8,503  (5)           1.21%
G. Richard Gatton                    56              1990                1999               31,417  (6)           4.47%
G. Verglea Gotfryd                   71              1989                2000                8,723  (7)           1.24%
Thomas O. Monroe, Sr.                75              1982                2000               11,693  (8)           1.66%
Stephen R. Olson                     56              1983                2000               15,301  (9)           2.18%
Philip Halverson                     78              1968                2001                4,103 (10)           0.58%

DIRECTOR EMERITUS
John A. Mathews                      75              1974                n/a                 7,206 (11)           1.03%

All directors, directors emeritus, and                                                     116,265 (12)          16.54%
executive officers as a group (11 persons)
--------------------------------------------- -------------------- ----------------- ---------------------- ------------

-------------
(1)      As of June 30, 1999.
(2) Refers to the earlier of the year the individual became a director of the Company or the Bank. All directors of the Bank became directors of the Company upon its formation in April 1995.
(3)      As of the Voting Record Date.
(4) Unless otherwise indicated, includes all shares held directly by the named individuals as well as by spouses, minor children in trust, and other forms of indirect ownership, over which shares the named individual effectively exercises sole voting and investment power with respect to the indicated shares. Excludes 42,118 unallocated shares of Common Stock held under the ESOP for which such individuals may serve as a member of the ESOP Committee. Excludes 18,028 unvested shares of Common Stock held by the Company's Recognition and Retention Plan and Trust ("RRP") for which such individuals may serve as a member of the RRP Committee or Trustee Committee. Such individuals disclaim beneficial ownership with respect to such shares held in a fiduciary capacity. See Item 10 - Executive Compensation "- Benefits - Employee Stock Ownership Plan" and "- Recognition and Retention Plan and Trust."
(5) Includes 2,145 shares of Common Stock subject to options exercisable within 60 days of the Voting Record Date.

(6) Includes 9,900 shares of Common Stock subject to options exercisable within 60 days of the Voting Record Date. Also, includes 12,474 shares of Common Stock for which Mr. Gatton shares voting or dispositive power with his spouse.
(7) Includes 2,145 shares of Common Stock subject to options exercisable within 60 days of the Voting Record Date. Also, includes 6,006 shares of Common Stock for which Ms. Gotfryd shares voting or dispositive power with her son.
(8) Includes 2,145 shares of Common Stock subject to options exercisable within 60 days of the Voting Record Date. Also includes 550 shares of Common Stock owned by the spouse of Mr. Monroe for which Mr. Monroe has no voting or dispositive power and which Mr. Monroe disclaims beneficial ownership.
(9) Includes 2,145 shares of Common Stock subject to options exercisable within 60 days of the Voting Record Date. Also, includes 4,202 shares of Common Stock for which Mr. Olson shares voting or dispositive power with his spouse and 616 shares of Common Stock owned by the spouse of Mr. Olson for which Mr. Olson has no voting or dispositive power and which Mr. Olson disclaims beneficial ownership
(10) Includes 2,145 shares of Common Stock subject to options exercisable within 60 days of the Voting Record Date. Also, includes 1,100 shares of Common Stock for which Mr. Halverson shares voting or dispositive power with his spouse.
(11) Includes 5,000 shares of Common Stock for which Mr. Mathews shares voting or dispositive power with his spouse.
(12) Includes 36,223 shares of Common Stock subject to options exercisable within 60 days of the Voting Record Date.

EXECUTIVE OFFICERS

         The individuals set forth below hold the offices in the Company set forth opposite their names.

Name                                    Age (1)    Position Held With the Company
----                                    -------    ------------------------------
G. Richard Gatton                         56       President, Chief Executive Officer, and Director
Martha Romig                              60       Senior Vice President, Secretary, Treasurer, and Chief
                                                   Financial Officer

--------------
(1)      As of June 30, 1999.

         The Executive Officers of the Company are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation, or removal by the Board of Directors.

BIOGRAPHICAL INFORMATION

         The principal occupation during the past five years of each director and executive officer is set forth below. All directors and executive officers have held their present positions for at least five years, unless otherwise stated.

         LARRY A. CLARK was employed by GTE Corporation, an independent telephone company, from 1963 until his retirement in 1994. Mr. Clark last served as Manager--Administrative Support in GTE's Muskegon, Michigan regional office.

         G. RICHARD GATTON has served as President, Chief Executive Officer, and a director of the Bank since December 1990. From September 1988 to December 1990, Mr. Gatton served as President and Chief Executive Officer of First National Bank of Wabash, Indiana. Mr. Gatton has been involved in the banking industry since 1966. He also serves as President and a director of Alpha Financial, Inc. ("Alpha Financial"), a subsidiary of the Bank.

         G. VERGLEA GOTFRYD is an independent life insurance agent licensed in the State of Michigan. From 1949 to 1990, Ms. Gotfryd was associated with the Paul F. Noecker Insurance Agency, serving in various capacities during that time, including manager and owner. Ms. Gotfryd also serves on the board of directors of the Three Rivers Area Hospital.

         PHILIP HALVERSON is the former owner of Halverson Chapel, a funeral home located in Three Rivers, Michigan, which he founded in 1949. Mr. Halverson also serves on the board of directors of Three Rivers Area Foundation, a charitable foundation.

         THOMAS O. MONROE, SR. currently serves as Chairman Emeritus and a member of the board of directors of Johnson Corporation, a manufacturer of steam valves and other steam specialties. From 1986 through 1991, Mr. Monroe served as president of Johnson Corporation and has held a variety of positions with that company since 1947. Mr. Monroe also serves on the boards of directors of Camp Wakeshma and the local American Red Cross.

         STEPHEN R. OLSON has served as Manager of Morton Buildings, Inc., a construction company located in Three Rivers, Michigan, since 1970. Mr. Olson is also on the board of directors of Camp Wakeshma, a non-profit summer youth camp.

         MARTHA ROMIG has been employed by the Bank since 1970. She currently serves as Senior Vice President, Secretary, Treasurer, and Chief Financial Officer of the Company and the Bank. She also serves as a director and Secretary/Treasurer of Alpha Financial.

COMPLIANCE WITH SECTION 16(b) OF THE EXCHANGE ACT

         The Common Stock is registered with the SEC pursuant to Section 12(b) of the 1934 Act. The officers and directors of the Company and beneficial owners of greater than 10% of the Common Stock ("10% beneficial owners") are required to file reports on Forms 3, 4, and 5 with the SEC disclosing changes in beneficial ownership of the Common Stock.. Based solely on the Company's review of such ownership reports, to the Company's knowledge, no officer, director, or 10% beneficial owner of the Company failed to file such ownership reports on a timely basis for the fiscal year ended June 30, 1999.

ITEM 10. EXECUTIVE COMPENSATION

DIRECTOR COMPENSATION

         Each non-employee director of the Company receives $350 per quarter for meetings of the Board of Directors of the Company. Each non-employee director of the Bank receives a retainer of $3,000 per year plus $255 per monthly Board meeting attended and $250 for attendance at the annual meeting of the Board of Directors of the Bank. Fees paid to all directors totaled $41,405 for the fiscal year ended June 30, 1999.

         Directors are also eligible to receive options to purchase Common Stock pursuant to the Company's Stock Option and Incentive Plan. See "- Benefits - Stock Option Plans."

EXECUTIVE OFFICER COMPENSATION

         SUMMARY COMPENSATION TABLE. The following table sets forth the name and compensation of the Chief Executive Officer of the Company for the fiscal years ended June 30, 1999, 1998, and 1997. No other executive officer received a salary and bonus in excess of $100,000 during the fiscal years ended June 30, 1999, 1998, and 1997. All compensation was paid by the Bank.

                                                                                          Long term
                                               Annual Compensation                      Compensation
                                     ------------------------------------------  --------------------------
                                                                   Other         Restricted      Securities
                                                                   annual           Stock        Underlying        All other
Name and Principal Position  Year    Salary          Bonus      Compensation(1)   Award($)(2)  Options (#)(3)     Compensation
--------------------------- ------  ---------   -----------   -----------------  ------------  ---------------    ------------

G. Richard Gatton           1999    $100,235      $15,000           --             $21,468          5,500           $19,163  (4)
  President, Chief          1998     $96,246      $14,000           --               --              --             $27,261  (5)
  Executive                 1997     $92,708      $14,000           --               --              --             $21,550  (6)
  Officer, and Director
--------------------------------------------------------------------------------------------------------------------------------

----------------------------
(1)      For the fiscal years ended June 30, 1999, 1998, and 1997, there were no
(a) perquisites over the lesser of $50,000 or 10% of any of Mr. Gatton's total salary and bonus; (b) payments of above-market preferential earnings on deferred compensation; (c) tax payment reimbursements; or (d) preferential discounts on stock.
(2) Represents the dollar value of the award of Common Stock (calculated by multiplying $14.09 per share, the average of the bid and ask price of the Company's unrestricted stock on the date of grant, by 1,385 shares, the number of shares of restricted stock awarded) under the RRP.

Dividends received on the RRP shares are held in arrears until the restricted stock becomes vested. At June 30, 1999, the RRP held shares of Common Stock subject to forfeiture for the benefit of Mr. Gatton with a fair market value of $34,441 (calculated by multiplying $12.625 per share, the average of the bid and ask price of the Company's unrestricted stock on June 30, 1999, by 2,728 shares, the number of shares of Common Stock that remain restricted).

(3) By their terms, options vest at a rate of 20% per year beginning on the one year anniversary date of the grant.

(4) Represents $3,003 contributed to the Bank's 401(k) plan for the account of Mr. Gatton and the value of 1,280 shares of Common Stock allocated to Mr. Gatton's ESOP account for the fiscal year ended June 30, 1999.

(5) Represents $2,887 contributed to the Bank's 401(k) plan for the account of Mr. Gatton and the value of 1,258 shares of Common Stock allocated to Mr. Gatton's ESOP account for the fiscal year ended June 30, 1998.

(6) Represents $2,781 contributed to the Bank's 401(k) plan for the account of Mr. Gatton and the value of 1,155 shares of Common Stock allocated to Mr. Gatton's ESOP account for the fiscal year ended June 30, 1997.


         EMPLOYMENT AGREEMENT. The Bank entered into an employment agreement on August 23, 1999 (the "Employment Agreement") with G. Richard Gatton, President and Chief Executive Officer of the Company and the Bank. The Employment Agreement provides for a term of three years, with an annual base salary payable by the Bank in the amount of $104,500. On each anniversary date of the Employment Agreement, the term of the Employment Agreement may be extended for an additional one-year period beyond the then effective expiration date, upon a determination by the Board of Directors that the performance of Mr. Gatton has met the required performance standards and that such Employment Agreement should be extended. Unless the Employment Agreement is not renewed by the Board, the Employment Agreement will terminate automatically upon Mr. Gatton attaining age 65, except that any vested rights will not be affected.

         The Employment Agreement will terminate upon the Executive's death and is terminable by the Bank for "just cause" as defined in the Employment Agreement. In the event of termination for just cause, no severance benefits are available. If the Company or the Bank terminates Mr. Gatton without just cause, Mr. Gatton will be entitled to a continuation of his salary and benefits for the remaining term of the Employment Agreement. If his employment is terminated due to "disability" (as defined in the Employment Agreement), Mr. Gatton will receive compensation for a period of two years or the remaining term of the Employment Agreement, whichever is longer. Mr. Gatton may voluntarily terminate his Employment Agreement by providing 60 days written notice to the Boards of Directors of the Bank and the Company, in which case Mr. Gatton is entitled to receive only his compensation and benefits up to the date of termination, except that any vested rights will not be affected.

         The Employment Agreement contains provisions stating that in the event of Mr. Gatton's involuntary termination of employment in connection with, or within one year after, any change in control of the Bank or the Company, other than for "just cause," Mr. Gatton will be paid an amount equal to the difference between (i) 2.99 times his "base compensation," as defined in OTS Regulatory Bulletin 27a, and (ii) the sum of any other parachute payments, as defined under
Section 280G(b)(2) of the Internal Revenue Code, that Mr. Gatton receives on account of the change in control. The Employment Agreement also provides for a similar lump sum payment to be made in the event of the Mr. Gatton's voluntary termination of employment within one year following a change in control, upon the occurrence of, or within 90 days thereafter, certain specified events following the change in control.

         These provisions may tend to discourage a non-negotiated takeover attempt of the Company due to the increased expenses arising out of a change in ownership or control of the Company.

BENEFITS

         401(K) PLAN. Effective April 1, 1995, the Bank established a 401(k) plan for all eligible employees. To be eligible, an employee must attain age 21 and complete one year of service with the Bank. Annual contributions to the plan are made at the discretion of the Bank's Board of Directors under a formula provided in the plan based upon each employee's salary. Contributions are allocated among employee members of the plan who were in the employ of the Bank on the last day of the plan year and who have at least 1,000 hours of service during the plan year. Participants may elect to contribute to the plan between 1% and 10% of their base salary. Contributions are matched by the Bank at a rate of $0.50 for every $1.00 contributed by the participant up to the first 6% of the participant's base salary.

         Contributions by the Bank vest over a six year period commencing at the end of the second full year of plan membership as to 20% of the Bank's contribution and rising 20% a year to 100% at the end of the sixth full year of plan membership. If a participant's employment is terminated for any reason, the participant is entitled only to the vested portion, if any, of his or her account.

         PENSION PLAN. Effective December 1, 1994, the Bank became a participating employer in a multi-employer pension plan sponsored by the Financial Institutions Retirement Fund (the "Pension Plan"). The terms of the Pension Plan as it relates to the Bank were determined in March 1995. All full-time employees of the Bank are eligible to participate after one year of service and attainment of age 21. A qualifying employee becomes fully vested in the Pension Plan upon completion of five years of service or upon attainment of the normal retirement age of 65. The Pension Plan is intended to comply with the Employee Retirement Income Security Act of 1974, as amended.

         The Pension Plan provides for monthly payments to each participating employee at normal retirement age. The annual allowance payable under the Pension Plan is based on an integrated fixed percentage formula which uses the highest five consecutive years' average salary. A participant who is vested in the Pension Plan may take an early retirement and elect to receive a reduced monthly benefit beginning at age 55. The Pension Plan also provides for payments in the event of disability or death. At June 30, 1999, G. Richard Gatton had seven years of credited service under the Pension Plan. If Mr. Gatton were to have retired as of June 30, 1999, Mr. Gatton would be entitled to a pension payment of $1,525 per month beginning upon his attainment of age 65.

         EMPLOYEE STOCK OWNERSHIP PLAN. In August 1995, the Bank's Board of Directors adopted an ESOP for the exclusive benefit of participating employees. Participating employees are all employees of the Company, the Bank, and their subsidiaries who have attained age 21 and completed one year of service with the Company. The ESOP received a favorable determination letter from the IRS as to the tax-qualified status of the ESOP, subject to certain minor changes to the ESOP.

         The ESOP is funded by contributions made by the Company or the Bank in cash or shares of Common Stock. The ESOP borrowed $687,700 from the Company to purchase 68,770 shares of the Common Stock from the Bank in connection with the Bank's conversion from mutual to stock form. This loan is secured by the shares of Common Stock purchased and earnings thereon. Shares purchased with such loan proceeds are held in a suspense account for allocation among participants as the loan is repaid over a period of 10 years. For the fiscal years ended June 30, 1999 and 1998, $70,044 and $70,004 in principal payments were made on the ESOP loan, respectively. The ESOP compensation expense for the fiscal years ended June 30, 1999 and 1998, was $107,543 and $135,867, respectively. At June 30,
1999, 29,275 shares of Common Stock had been allocated to participants under the ESOP.

         Contributions to the ESOP and shares released from the suspense account are allocated among accounts of participants on the basis of their annual wages, plus any amounts withheld under a plan qualified under Sections 125 or 401(k) of the Code and sponsored by the Company or the Bank. Dividends paid on allocated shares may be used as repayment on the ESOP loan, credited to participant accounts within the ESOP, or paid to participants. Dividends on unallocated shares are expected to be used to repay the ESOP loan.

         The Company has appointed Directors Larry A. Clark, G. Verglea Gotfryd, and Stephen R. Olson to serve on the ESOP Committee which administers the day-to-day operations of the ESOP. First Bankers Trust Company, N.A. serves as trustee of the ESOP (the "ESOP Trustee"). The ESOP Trustee must vote all allocated shares held in the ESOP in accordance with the instructions of the participants. The ESOP Trustee will not vote allocated shares for which no timely direction is received and will vote unallocated shares in accordance with the direction of the ESOP Committee.

         STOCK OPTION PLANS. In April 1996, the Company's Board of Directors adopted, and the stockholders approved, the Company's Stock Option and Incentive Plan (the "Option Plan"). The purpose of the Option Plan is to provide additional incentive to directors and key employees by facilitating their purchase of the Common Stock or comparable ownership interest in the Company. The Option Plan provides for a term of 10 years from the date of its approval by the Company's stockholders, after which no awards may be made, unless the plan is earlier terminated by the Board of Directors of the Company. Under the Option Plan, 94,558 shares of Common Stock are reserved for issuance by the Company, in the form of newly-issued or treasury shares, upon exercise of stock options or stock appreciation rights. Options granted under the Option Plan are either incentive stock options (options that afford favorable tax treatment to recipients upon compliance with certain restrictions pursuant to Section 422 of the Code and that do not result in tax deductions to the Company unless participants fail to comply with Section 422 of the Code) and options that do not so qualify.

         The Option Plan is administered by a committee consisting of Directors Larry A. Clark, G. Verglea Gotfryd, and Stephen R. Olson (the "Option Committee"). The Option Committee will select the employees to whom awards are to be granted, the number of shares to be subject to such awards, and the terms and conditions of such awards (provided that any discretion exercised by the Option Committee must be consistent with resolutions adopted by the Board of Directors and the terms of the Option Plan).

         During the fiscal year ended June 30, 1999, 21,780 options were granted and no options were exercised under the Option Plan. As of June 30, 1999, options to purchase 86,955 shares had been granted and are outstanding under the Option Plan.

         The following tables sets forth certain information concerning stock option grants and exercises during the fiscal year ended June 30, 1999 and unexercised options held at such date for the person named in the Summary Compensation Table.

                                       OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                  Percent of                                     Potential Realizable Value at
                                Number of           Total                                        Assumed Annual Rates of Stock
                               Securities        Options/SARs                                       Price Appreciation for
                               Underlying         Granted To      Exercise or                             Option Term
                               Option/SARs       Employees in      Base Price     Expiration    ------------------------------
   Name                        Granted (#)        Fiscal Year        ($/Sh)          Date         5% ($) (1)       10% ($)(1)
   ---------------------    -----------------   ---------------   ------------   ------------   --------------   ------------


   G. Richard Gatton              5,500               25%            14.09         10.28/08        $48,730          $123,530

---------------

(1) Based on the difference between the assumed annual rates of stock price appreciation and $14.09, the exercise price of the options, multiplied by the number of shares subject to the options. Actual performance of the Common Stock may differ significantly.

                          AGGREGATED OPTION EXERCISES IN FISCAL YEAR ENDED JUNE 30, 1999
                                             AND FY-END OPTION VALUES
                                                                                                                Value of
                                                                             Number of                        unexercised
                                      Shares                                unexercised                       in-the-money
                                     acquired          Value            options at FY- End                 options at FY-end
        Name                        on exercise      realized        exercisable/unexercisable       exercisable/unexercisable (1)
        ---------------------       -----------      --------        -------------------------       -----------------------------
        G. Richard Gatton               --              $--               9,900 / 12,100                    $6,881 / $4,587

---------------

(1) The value of unexercised in-the-money options is the difference between $12.625, the average of the bid and asked price of the Common Stock on June 30, 1999, and $11.93, the exercise price of the options, multiplied by the number of exercisable and unexercisable shares subject to the options, respectively.

         RECOGNITION AND RETENTION PLAN AND TRUST. In April 1996, the Company's Board of Directors adopted, and the stockholders approved, the RRP as a means of providing the directors and employees of the Bank and the Company with an ownership interest in the Company in a manner designed to encourage such persons to continue their service with the Bank and the Company. Directors Larry A. Clark, G. Verglea Gotfryd, and Stephen R. Olson serve as trustees of the RRP. In June 1996, the RRP acquired 37,824 shares of Common Stock in the open market. For the fiscal year ended June 30, 1999, 7,385 shares of restricted stock were granted pursuant to the RRP.

         Awards are nontransferable and nonassignable, and during the lifetime of the recipient can only be earned by and made to him or her. The shares which are subject to an award vest and are earned by the recipient at a rate of 20% of the shares awarded at the end of each full 12 months of service with the Bank after the date of grant of the award. Awards are adjusted for capital changes such as stock dividends and stock splits. Awards will be 100% vested upon termination of employment or service due to death or disability. If employment or service were to terminate for other reasons, the recipient's nonvested awards will be forfeited. If employment or service is terminated for cause (as defined in the RRP), or if conduct would have justified termination or removal for cause, shares not already delivered under the RRP, whether or not vested, could be forfeited by resolution of the Board of Directors of the Company.

         When shares become vested and could actually be distributed in accordance with the RRP, the participants would also receive amounts equal to accrued dividends and other earnings or distributions payable with respect thereto. Prior to vesting, recipients of awards could direct the voting of the shares allocated to them. Allocated shares and shares for which no instructions were received would be voted by the Trustee of the RRP in the same proportion as the shares that had been awarded and vested were voted.

ITEM 11.    SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         (a)  Security Ownership of Certain Beneficial Owners.

Information concerning the security ownership of management is included under
Item 9 -- Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(b) of the Exchange Act and is incorporated herein by reference.

                                                                                             PERCENT OF SHARES OF
 NAME AND ADDRESS                                            AMOUNT AND NATURE OF                COMMON STOCK
OF BENEFICIAL OWNER                                        BENEFICIAL OWNERSHIP (1)               OUTSTANDING
-------------------                                        ------------------------               -----------
THREE RIVERS FINANCIAL CORPORATION EMPLOYEE STOCK                  75,647 (2)                       10.76%
OWNERSHIP PLAN
c/o First Bankers Trust Company, Trustee
Broadway at 12th Street
Quincy, Illinois 62305-3566
JEFFREY S. HALIS                                                   52,930 (3)                        7.53%
TYNDALL PARTNERS, L.P.
MADISON AVENUE PARTNERS, L.P.
500 Park Avenue, Fifth Floor
New York, New York 10002
JEFFREY L. GENDELL                                                 42,000 (4)                        5.98%
TONTINE PARTNERS, L.P.
TONTINE FINANCIAL PARTNERS, L.P.
200 Park Avenue, Suite 3900
New York, New York  10166

------------------------------------------------------ -------------------------
----------------------------------
(1) Unless otherwise indicated, includes all shares held directly by the named individuals as well as in other forms of indirect ownership, over which shares the named individual effectively exercises sole voting and investment power with respect to the indicated shares.
2) Shares held by the ESOP and allocated to participating employees will be voted by the ESOP Trustee in accordance with instructions by such employees. The ESOP Trustee will not vote allocated shares for which no timely direction is received and will vote unallocated shares in accordance with the direction of the ESOP Committee. See "Compensation of Directors and Executive Officers - Benefits - Employee Stock Ownership Plan."
(3) Based on a Schedule 13D dated September 7, 1995, as amended on October 18, 1995, October 31, 1995, and May 3, 1999, Jeffrey S. Halis has sole voting and dispositive power with respect to these shares as he is the general partner of Halo Capital Partners, L.P. which is the general partner of Tyndall Partners, L.P. and Madison Avenue Partners, L.P.
(4) Based on a Schedule 13D filed as of April 14, 1997. Jeffrey L Gendell has shared voting and dispositive power with respect to these shares. Mr. Gendell serves as the managing member of Tontine Management, L.L.C. which is the general partner of Tontine Partners, L.P. and Tontine Financial Partners, L.P.

         (b)  Security Ownership of Management.

                  Information required by this item is incorporated herein by reference to the Item 9 -- Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(b) of the Exchange Act.

         (c) Changes in Control.

                  On September 21, 1999, the Three Rivers Financial Corporation and Peoples Bancorp, Auburn, Indiana, jointly announced that they had entered into a definitive agreement providing for the merger of the Company with and into Peoples Bancorp. Under the terms of the agreement, each shareholder of the Company would receive in a tax-free exchange 1.08 shares of Peoples Bancorp common stock for each share of Company common stock then owned. The proposed merger is subject to the approval of shareholders of Peoples Bancorp and the Company and the Office of Thrift Supervision, the receipt of a fairness opinion, and other customary conditions. The parties contemplate that the merger will become effective during the first quarter of 2000.

ITEM 12.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Bank, like many financial institutions, has followed a policy of granting various types of loans to its officers and directors. The loans made to such persons: (a) were made in the ordinary course of business; (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers of the Bank; and (c) did not involve more than the normal risk of collectibility or present other unfavorable features. All loans by the Bank to its officers and directors are subject to OTS regulations restricting loans and other transactions with affiliated persons of the Bank. Savings institutions are permitted to make loans to executive officers, trustees, and principal stockholders ("Insiders") on preferential terms, provided the extension of credit is made pursuant to a benefit or compensation program of the Bank that is widely available to employees of the Company or its affiliates and does not give preference to any Insider over other employees of the Company or affiliates.

ITEM 13.    EXHIBITS, LIST AND REPORTS ON FORM 8-K

         (a) Exhibits are either attached as part of this Report or incorporated by reference herein.


 Exhibit Number                        Description
 --------------                        -----------
         3.1      Certificate of Incorporation of Three Rivers Financial
                  Corporation(1)

         3.2      Bylaws of Three Rivers Financial Corporation(1)

         4        Form of Common Stock Certificate of Three Rivers Financial
                  Corporation(1)

         10.1     Employment Agreement between First Savings Bank, A Federal
                  Savings Bank and G. Richard Gatton(2)

         10.1.1   Amendment No. 1 to Employment Agreement between First Savings
                  Bank, A Federal Savings Bank and G. Richard Gatton(5)

         10.2     Severance Agreement between First Savings Bank, A Federal
                  Savings Bank and Martha Romig(2)

         10.2.1   Amendment No. 1 to Severance Agreement between First Savings
                  Bank, A Federal Savings Bank and Martha Romig(5)

         10.3     Severance Agreement between First Savings Bank, A Federal
                  Savings Bank and R. Orville Poling(2)

         10.3.1   Amendment No. 1 to Severance Agreement between First Savings
                  Bank, A Federal Savings Bank and R. Orville Poling(5)

         10.4     Three Rivers Financial Corporation Employee Stock Ownership
                  Plan and Trust(2)

         10.5     Employer's Resolution and Application to Participate in the
                  Financial Institutions Retirement Fund's Comprehensive
                  Retirement Program(3)

                                       35

         10.6     First Savings Bank, A Federal Savings Bank 401(k) Plan
                  Adoption Agreement(4)

         10.7     Stock Option and Incentive Plan(5)

         10.8     Recognition and Retention Plan and Trust(5)

         10.9     Expense and Tax Sharing Agreement(5)

         13       Annual Report to Stockholders for the fiscal year ended
                  June 30, 1999

         21       Subsidiaries of the Registrant(2)

         27       Financial Data Schedule (6)

-------------------------
(1) Incorporated by reference to Exhibit bearing the same number in the Company's Registration Statement on Form S-1, filed on April 20, 1995, as amended on June 16, 1995 (Reg. No. 33-91380) (the "Form S-1").
(2) Incorporated by reference to the exhibit bearing the same number in the Company's Annual Securities Report on Form 10-KSB for the year ended June 30, 1995.
(3)      Incorporated by reference to Exhibit 10.8 of the Form S-1.
(4)      Incorporated by reference to Exhibit 10.9 of the Form S-1.
(5) Incorporated by reference to the exhibit bearing the same number in the Company's Annual Securities Report on Form 10-KSB for the year ended June 30, 1996.
(6)      Electronic filing copy only.

         (b)      Reports on Form 8-K

                  None.

                          SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          THREE RIVERS FINANCIAL CORPORATION


September 28, 1999        By:   /s/ G. Richard Gatton
                                ------------------------------------------------
                                G. Richard Gatton
                                President, Chief Executive Officer and Director
                                (Duly Authorized Representative)

         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


      Signatures                                     Title                                                Date
      ----------                                     -----                                                ----

 /s/ G. Richard Gatton                      President, Chief Executive Officer,          September 28, 1999
------------------------------------        and Director
G. Richard Gatton
(Principal Executive Officer)


 /s/ Martha Romig                           Senior Vice President, Chief Financial       September 28, 1999
------------------------------------        Officer, Secretary and Treasurer
Martha Romig                                (Principal Financial and Accounting
                                             Officer)



 /s/ Stephen R. Olson                       Chairman of the Board                        September 28, 1999
------------------------------------
Stephen R. Olson


 /s/ Larry A. Clark                         Director                                     September 28, 1999
------------------------------------
Larry A. Clark


 /s/ G. Verglea Gotfryd                     Director                                     September 28, 1999
------------------------------------
G. Verglea Gotfryd


 /s/ Philip Halverson                       Director                                     September 28, 1999
------------------------------------
Philip Halverson


 /s/ Thomas O. Monroe, Sr.                  Director                                     September 28, 1999
------------------------------------
Thomas O. Monroe, Sr.


                                                                      ANNEX G

                                TABLE OF CONTENTS







MESSAGE TO SHAREHOLDERS.................................................  1

BUSINESS OF THREE RIVERS FINANCIAL CORPORATION..........................  2

MARKET PRICE OF TRFC COMMON SHARES AND RELATED SHAREHOLDER
  MATTERS...............................................................  2

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA..............  4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.............................................  6

INDEPENDENT AUDITOR'S REPORT............................................ 20

FINANCIAL STATEMENTS

     Consolidated Balance Sheets........................................ 21

     Consolidated Statements of Income.................................. 22

     Consolidated Statements of Comprehensive Income.................... 23

     Consolidated Statements of Changes In Shareholders' Equity......... 24

     Consolidated Statements of Cash Flows.............................. 26

     Notes to Consolidated Financial Statements......................... 28

OFFICERS AND DIRECTORS.................................................. 48

SHAREHOLDER INFORMATION................................................. 49

                             MESSAGE TO SHAREHOLDERS





Dear Fellow Shareholder:


It is a pleasure to report to you that Three Rivers Financial Corporation (the "Company") and its subsidiary, First Savings Bank (the "Bank") completed another successful year. Although net income was down from the previous year, the decrease resulted from the Bank's recent expansion to Indiana, Year 2000 ("Y2K") expenses and the purchase of new computer hardware and software.

For the year ended June 30, 1999, the Company reported net income of $598,000. At June 30, 1999, total deposits were $67.2 million, net loans totaled $68.7 million and total assets stood at $100.4 million. The deposit and loan totals represent significant increases from the previous fiscal year.

During the past year, the Company declared a 10% stock dividend, successfully repurchased 167,000 shares of its common stock (adjusted for the stock dividend), and increased its quarterly dividend to $.115 per share. There were 702,734 shares outstanding as of June 30, 1999 and we continue to explore ways to improve the liquidity of our stock.

By now, you have no doubt been exposed to information about the so called "Y2K computer problem". Maintaining your confidence has always been our priority. We have taken the "Y2K" glitch seriously and we've upgraded or replaced all of our computer systems to bring them into Y2K compliance. We have completed testing of our mission-critical systems and we are pleased to report that the tests were successful. We are now using Y2K-ready systems in all our daily operations.

On behalf of the Board of Directors, it is important to acknowledge and recognize the tireless efforts of our employees and officers. To our valued shareholders, we thank you for your support. We look forward to the ensuing year and will make every effort to justify your continued confidence and support.





                                                      G. Richard Gatton
                                                      President and
                                                      Chief Executive Officer

BUSINESS OF THREE RIVERS FINANCIAL CORPORATION

Three Rivers Financial Corporation, a unitary savings and loan holding company incorporated under the laws of the State of Delaware ("TRFC" or "the Company"), owns all of the issued and outstanding common stock of First Savings Bank, a Federal savings bank, chartered under the laws of the United States ("First Savings Bank" or the "Bank"). In August 1995, TRFC acquired all of the common stock issued by First Savings Bank upon its conversion from a mutual savings bank to a stock savings bank (the "Conversion"). TRFC's activities have been limited primarily to holding the common stock of First Savings Bank.

Serving the Three Rivers, Michigan area since 1886, First Savings Bank conducts business from its main office at 123 Portage Avenue in Three Rivers and from its full-service branches located in Three Rivers, Schoolcraft and Union, Michigan, and Howe and Middlebury, Indiana. The Howe and Middlebury branches began operation in 1998. First Savings Bank is engaged principally in originating loans secured by residential real estate. First Savings Bank also originates consumer loans, loans secured by multi-family residential and commercial properties, commercial business loans, construction loans, second mortgages on single-family residences, home equity lines of credit and loans secured by savings accounts. First Savings Bank also invests in U.S. Government and agency obligations, obligations of states and political subdivisions, mortgage-backed securities, collateralized mortgage obligations, and other investments permitted by applicable law. Funds for lending and other investment activities are obtained primarily from deposits, loan principal repayments and borrowings from the Federal Home Loan Bank ("FHLB") of Indianapolis.

As a savings and loan holding company, TRFC is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of Treasury (the "OTS"). As a savings bank chartered under the laws of the United States, First Savings Bank is subject to regulation, supervision and examination by the OTS and the Federal Deposit Insurance Corporation (the "FDIC"). Deposits in First Savings Bank are insured up to applicable limits by the FDIC. First Savings Bank is also a member of the FHLB of Indianapolis.


MARKET PRICE OF TRFC'S COMMON SHARES AND RELATED SHAREHOLDER MATTERS

As of September 10, 1999, there were 702,734 common shares of TRFC outstanding held by approximately 257 shareholders of record. The following table sets forth the high and low sales prices and dividends declared per share of common stock for the periods indicated. The prices do not include retail markups, markdowns or commissions. TRFC's common shares are listed on the American Stock Exchange ("AMEX"), under the symbol "THR".

                                                                                                   Dividends
                 Quarter Ended                       High                      Low                  Declared
              ------------------                     -----                    ----                -----------
              September 30, 1998                     17.73                    13.64                $    .121
              December 31, 1998                      14.66                    12.68                     .115
              March 31, 1999                         14.25                    13.00                     .115
              June 30, 1999                          14.38                    12.50                     .115

              September 30, 1997                     15.28                    14.20                $    .09
              December 31, 1997                      19.77                    15.11                     .09
              March 31, 1998                         21.70                    18.98                     .10
              June 30, 1998                          19.55                    17.39                     .10

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. All share and per share amounts have been retroactively adjusted for the October of 1998 10% stock dividend.


                                   (Continued)

The income of TRFC consists of dividends which may periodically be declared and paid by the Board of Directors of First Savings Bank on the common shares of First Savings Bank held by TRFC and earnings on the net proceeds retained by TRFC from the sale of TRFC's common shares in connection with the Conversion.

In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Under OTS regulations applicable to converted savings associations, First Savings Bank is not permitted to pay a cash dividend on its common shares if First Savings Bank's regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the Liquidation Account (the account established for the purpose of granting a limited priority claim on the assets of First Savings Bank in the event of a complete liquidation to those members of First Savings Bank before the Conversion who maintain a savings account at First Savings Bank after the Conversion) or applicable regulatory capital requirements prescribed by the OTS.

OTS regulations applicable to all savings institutions provide that a savings institution which immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its capital requirements is generally permitted without OTS approval (but subsequent to 30 days' prior notice to the OTS) to make capital distributions, including dividends, during a calendar year in an amount not to exceed the greater of (1) 100% of its net earnings to date during the calendar year, plus an amount equal to one-half the amount by which its total capital to assets ratio exceeded its required capital to assets ratio at the beginning of the calendar year, or (2) 75% of its net earnings for the most recent four-quarter period. Savings institutions with total capital in excess of the capital requirements that have been notified by the OTS that they are in need of more than normal supervision will be subject to restrictions on dividends. A savings institution that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of the OTS.

First Savings Bank currently meets all of its capital requirements and, unless the OTS determines that First Savings Bank is an institution requiring more than normal supervision, First Savings Bank may pay dividends in accordance with the foregoing provisions of the OTS regulations. Unrestricted retained earnings of First Savings Bank at June 30, 1999, available for the payment of dividends to TRFC under the foregoing regulations was approximately $3,288,000.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                                 AND OTHER DATA

--------------------------------------------------------------------------------



                                                         -------------------------------At June 30,-------------------------------
                                                            1999            1998           1997            1996            1995
                                                            ----            ----           ----            ----            ----
Selected Financial Condition Data:                                                    (In Thousands)
---------------------------------

Total assets                                             $   100,406    $    98,885     $    95,130    $    87,151     $    73,300
Cash and cash equivalents                                      7,966         12,281           7,438          4,112           3,822
Interest-earning time deposits in other
  financial institutions                                       4,155          4,065           3,471          3,868           2,676
Securities and Federal Home Loan Bank stock                   15,174         16,165          18,967         19,887           9,256
Loans receivable, net                                         68,706         62,120          61,813         56,043          54,377
Deposits                                                      67,160         61,516          60,345         63,724          63,138
Federal Home Loan Bank advances                               20,657         22,744          20,344          9,211           3,845
Shareholders' equity                                          10,789         12,688          12,803         12,786           5,395

                                                          -------------------------Years Ended June 30,---------------------------
                                                            1999            1998           1997            1996            1995
                                                            ----            ----           ----            ----            ----
Selected Operating Results Data:                                           (In Thousands, except per share data)

Total interest income                                    $     7,214    $     7,248     $     6,795    $     6,295    $      5,484
Total interest expense                                         3,925          3,848           3,437          3,209           2,782
                                                         -----------    -----------     -----------    -----------    ------------
     Net interest income                                       3,289          3,400           3,358          3,086           2,702
Provision for loan losses                                         60             60              60             65              87
                                                         -----------    -----------     -----------    -----------    ------------
Net interest income after provision for loan losses            3,229          3,340           3,298          3,021           2,615
                                                         -----------    -----------     -----------    -----------    ------------

Noninterest income:
     Service charges and fees                                    385            312             276            253             243
     Gains on sales of interest-earning assets                   228            127              44             84              27
     Other noninterest income                                    139            219             208            160              95
                                                         -----------    -----------     -----------    -----------    ------------
Total noninterest income                                         752            658             528            497             365
Total noninterest expense                                      3,185          2,856           3,047          2,504           2,014
                                                         -----------    -----------     -----------    -----------    ------------
Income before income taxes                                       796          1,142             779          1,014             966
Income tax expense                                               198            320             269            344             314
                                                         -----------    -----------     -----------    -----------    ------------
Net income                                               $       598    $       822     $       510    $       670    $        652
                                                         -----------    -----------     -----------    -----------    ------------
                                                         -----------    -----------     -----------    -----------    ------------

Basic earnings per share 1, 2                            $       .84    $      1.00     $       .61    $       .72             N/A
                                                         -----------    -----------     -----------    -----------    ------------
                                                         -----------    -----------     -----------    -----------    ------------
Diluted earnings per share 1, 2                          $       .83    $       .97     $       .61    $       .72             N/A
                                                         -----------    -----------     -----------    -----------    ------------
                                                         -----------    -----------     -----------    -----------    ------------


                                   (Continued)

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                                 AND OTHER DATA
--------------------------------------------------------------------------------


                                                                              ------------------Years Ended June 30,----------------
                                                                                  1999       1998       1997       1996       1995
                                                                                  ----       ----       ----       ----       ----
Selected Financial Ratios and Other Data:
-----------------------------------------

Performance Ratios:
     Return on assets (ratio of net income to average total assets)                 .60%       .85%       .57%       .80%       .90%
     Interest rate spread                                                          2.83       3.17       3.46       3.45       3.58
     Net interest margin(3)                                                        3.55       3.78       3.95       3.95       3.89
     Ratio of operating expense to average total assets                            3.17       2.96       3.39       2.98       2.77
     Return on shareholders' equity (ratio of net income to average equity)        5.12       6.28       4.50       5.19      13.00

Asset Quality Ratios:
     Non-performing assets to total assets at end of period(4)                      .62        .69        .60        .69        .76
     Allowance for loan losses to non-performing loans
          at end of period                                                        83.42      74.89     312.30     272.12     274.82

Capital Ratios:
     Shareholders' equity to total assets at end of period                        10.75      12.83      13.46      14.67       7.36
     Average shareholders' equity to average assets                               11.82      13.58      12.59      15.38       6.91
     Dividend payout (dividends declared per share divided
          by basic earnings per share)(2)                                         55.48      38.18      51.49      28.48        N/A
     Ratio of average interest-earning assets to average
          interest-bearing liabilities                                             1.17x      1.14x      1.12x      1.12x      1.08x


---------------------------
(1) All per share amounts have been retroactively adjusted for the October of 1998 10% stock dividend.
(2) This item is not applicable for any of the periods presented before 1996; prior to August 23, 1995, First Savings Bank was a mutual savings bank.
(3) Net interest income divided by average interest earning assets.
(4) Non-performing assets consist of non-accruing loans, accruing loans which are past due 90 days or more and foreclosed assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL

The Bank was formed as a state-chartered savings and loan association in 1886. The Bank became a member of the FHLB of Indianapolis in 1933, obtained federal deposit insurance in 1939, converted to a federal mutual savings bank in 1987, and converted to stock form in August 1995 as the wholly-owned subsidiary of Three Rivers Financial Corporation. At June 30, 1999, TRFC had approximately $100.4 million in assets, $67.2 million in deposits and $10.8 million in shareholders' equity.

The principal business of savings banks, including First Savings Bank, has historically consisted of attracting deposits from the general public and making loans secured by residential real estate. First Savings Bank's earnings are primarily dependent on net interest income, the difference between interest income and interest expense. Interest income is a function of the balances of loans and investments outstanding during the period and the yield earned on such assets. Interest expense is the function of the balances of deposits and borrowings outstanding during the same period and the rates paid on such deposits and borrowings. First Savings Bank's earnings are also affected by provisions for loan losses, service charge and fee income, operating expenses and income taxes. Operating expenses consist primarily of employee compensation and benefits, occupancy and equipment expenses, advertising, federal deposit insurance premiums and other general and administrative expenses.

The Company is significantly affected by prevailing economic conditions as well as federal regulations concerning monetary and fiscal policies of financial institutions. Deposit balances are influenced by a number of factors including interest rates paid on competing personal investments and the level of personal income and savings within the Company's market. In addition, growth of deposit balances is influenced by the perceptions of customers regarding the stability of the financial services industry. Lending activities are influenced by the demand for housing as well as competition from other lending institutions. Lending activities may also be impacted by liquidity levels and funds available to originate loans. The primary sources of funds for lending activities include deposits, borrowed funds, loan repayments, investment maturities and funds provided from operations.

FINANCIAL CONDITION

JUNE 30, 1999 COMPARED TO JUNE 30, 1998

ASSETS. The Company's total assets remained relatively stable, increasing slightly to $100.4 million at June 30, 1999 from $98.9 million at June 30, 1999. The asset mix, however, has changed at June 30, 1999 as compared to June 30, 1998, as described more fully below.

Cash and cash equivalents decreased $4.3 million to $8.0 million at June 30, 1999 from $12.3 million at June 30, 1998, primarily due to a decrease in interest-earning deposits in other financial institutions of $5.0 million, or 52%. This decrease was the result of management's intent to shift funds into higher yielding loan assets.

Securities decreased $1.0 million from $15.0 at June 30, 1998 to $14.0 million at June 30, 1999. Total securities held at June 30, 1999 were primarily classified as held to maturity and consisted of mortgage-backed securities and securities issued by states and political subdivisions. The mortgage-backed and related securities portfolio consisted of issues from FHLMC, GNMA, FNMA and other collateralized mortgage obligations with contractual maturities ranging from one to 25 years. During the years ended June 30, 1999 and 1998, the Company did not hold any securities that would be categorized as trading securities.

                                   (Continued)

Net loans increased $6.6 million from $62.1 million at June 30, 1998 to $68.7 million at June 30, 1999. The increase is partially attributable to the Company's expansion into the northern Indiana market through the late 1998 addition of the Howe and Middlebury branch locations. The majority of the increase occurred in mortgage loans secured by one-to-four family residences, increasing $5.5 million, or 11%, to $48.8 million at June 30, 1999. The increase is consistent with the Company's strategy, as the mortgage loan portfolio continues to represent the Company's primary lending activity.

The loan portfolio mix remained relatively constant at June 30, 1999 as compared to the prior year. Loans secured by real estate represents approximately 83% of the net loan portfolio with a balance of $56.9 million at June 30, 1999. Of this balance, mortgage loans secured by one-to-four family residences comprise the majority of the balance at June 30, 1999. Management anticipates moderate growth in each of its loan categories, as long as interest rates do not rise significantly and the economy does not experience a marked downturn.

In addition to its principal activity of originating loans secured by residential real estate, the Company offers a variety of consumer and other loans including automobile, commercial, home equity, commercial real estate and general purpose loans. Total consumer and other loans increased $1.8 million to $13.9 million at June 30, 1999 as a result of lending programs designed to attract this loan market. Commercial and other loans, such as home improvement and general purpose loans, represent the majority of this overall increase, increasing approximately $1.2 million to $7.8 million at June 30, 1999. Automobile and home equity loans represent the remaining total of consumer and other loans, with a balance of $6.2 million at June 30, 1999. Such loan portfolios remained relatively stable as compared to the prior year. Although the risks involved in consumer and other lending can be greater than those associated with one-to-four family residential mortgage lending, management does not believe that the additional risk is substantial, or that the overall quality of the loan portfolio has been hindered, due to the standards for extending credit in place at the Company.

LIABILITIES. The funding mix as of June 30, 1999 has shifted slightly when compared to June 30, 1998. Total deposits increased to $67.2 million at June 30, 1999 from $61.5 million at June 30, 1998. The increase in total deposits was attributable to a combination of increases in each of the different deposit categories primarily a direct result of the addition of the Howe and Middlebury branches in northern Indiana. Demand deposits increased $1.1 million, savings and NOW deposits increased $2.5 million and time deposits increased $2.0 million. The timing and magnitude of deposit growth remains difficult to predict and is affected by the local economy, interest rates paid on competing personal investments and the confidence of customers in the financial services industry.

The increase in total deposits was offset by a slight decrease in other borrowed funds of $2.0 million. The balance of borrowed funds of $20.7 million at June 30, 1999 consists solely of advances from the Federal Home Loan Bank ("FHLB") with both fixed and variable interest rates and stated maturities ranging through 2009. The FHLB has designed various borrowing programs to assist financial institutions in managing liquidity needs and interest rate risk.

SHAREHOLDERS' EQUITY. Shareholders' equity amounted to $10.8 million or 10.8% of total assets at June 30, 1999 compared to $12.7 million or 12.8% of total assets at June 30, 1998. The decrease primarily resulted from the repurchase of stock, totaling $2,362,000 during 1999. Management continues to utilize the stock repurchase program to manage the Company's capital position in an effort maximize shareholder value. In addition to the stock repurchases, shareholders' equity increased by net income of $598,000 during 1999, offset by dividends paid of $327,000.

RESULTS OF OPERATIONS

COMPARISON OF YEARS ENDED JUNE 30, 1999 AND 1998

GENERAL. Net income for the year ended June 30, 1999 was $598,000, a decrease of $224,000 compared to net income for the year ended June 30, 1998 of $822,000. This decrease was primarily the result of a decrease in the average interest rate spread between interest-earning assets and interest-bearing liabilities, an increase in overhead expenses related to the addition in late 1998 of the Howe and Middlebury branch locations, and anticipated expenses related to the necessary preparation for the Year 2000.


                                   (Continued)

INTEREST INCOME. Interest income remained relatively stable as compared to the prior year, with a balance of $7.2 million for the year ended June 30, 1999. Interest income on loans increased slightly, with a balance of $5.6 million for 1999, or 77.3% of total interest income. An increase in interest income on loans related to volume increases was offset by a decrease in interest income on loans related to an overall decrease in interest rates during the year.

In addition, a decrease in interest income on securities of $144,000 was offset by an increase in interest income on other interest-earning assets of $78,000. The change was largely attributable to a decrease in the average balance of securities and an increase in the average balance of interest-earning assets during the year.

INTEREST EXPENSE. Interest expense for the year ended June 30, 1999 was $3.93 million, an increase of $77,000 over the June 30, 1998 balance of $3.85 million. This increase is related to an increase in interest expense on deposits primarily the result of an increase in the average balance of money market and savings deposits, and an increase in the average interest paid on time deposits during 1999.

NET INTEREST INCOME. Net interest income decreased $111,000 for the year ended June 30, 1999 as compared to June 30, 1998, primarily as a result of the decreasing interest rate environment noted above. The net yield on average interest-earning assets decreased to 3.55% for 1999 as compared to 3.78% for 1998. The impact on net interest income was partially offset by an increase in the average outstanding balance of interest-earning assets of $2.5 million or 2.8%, from $90.0 million for 1998 to $92.5 million for 1999. Changes in interest due to volume and rate variances is more fully described in the "Rate/Volume Analysis" included in this report. Future improvement in the net yield depends on various factors, including the Company's ability to continue to successfully market higher-yielding consumer loan products and to obtain growth in low-cost deposit accounts such as NOW and savings deposits.

PROVISION FOR LOAN LOSSES. The provision for loan losses for the years ended June 30, 1999 and 1998 was $60,000. The provision for loan losses, less net charge-offs for 1999 of $30,000, increased the allowance for loan losses to $520,000 at June 30, 1999 from $489,000 at June 30, 1998. Management continues to increase the allowance based on, among other things, growth in the loan portfolio, the composition of the Company's loan portfolio, including the higher risk associated with commercial real estate and construction loans, home equity lines of credit, and loans not secured by real estate, such as automobile loans. In establishing the allowance, management also considers the level of classified and non-performing loans and their estimated value, and the national economic outlook, which may tend to inhibit economic activity and depress real estate and other values in the Company's primary market area.

Management will continue to monitor the allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic conditions and loan portfolio quality dictate. Although management maintains the allowance for loan losses at a level which it considers to be adequate to provide for losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, management's determination as to the amount of the allowance for loan losses is subject to review by the OTS and the FDIC as part of their examination processes, which may result in the establishment of additional allowances based upon their judgments of the information available to them at the time of their examinations.

NONINTEREST INCOME. Noninterest income increased from $658,000 to $752,000 from 1998 to 1999. As a result of increased refinancing volume from lower prevailing interest rates compared to the prior fiscal year, proceeds from the sale of mortgage loans increased $3.2 million, from $5.8 million for the year ended June 30, 1998 to $9.0 million for the year ended June 30, 1999. As a result, gains on sales of loans increased by $101,000, accounting for the majority of the increase. In the near future, the income generated from sales of loans is expected to decrease based upon the recent increase in general interest rates. In addition, service charges on deposit accounts increased $57,000, contributing to the overall increase.

                                   (Continued)

NONINTEREST EXPENSE. Noninterest expense increased from $2.9 million for the year ended June 30, 1998 to $3.2 million for the year ended June 30, 1999. This increase of $329,000 or 11.5%, was primarily the result of the additional overhead expenses necessary for expansion into the Howe and Middlebury, Indiana markets in late 1998. The majority of this increase relates to an increase in compensation and benefits of $163,000, occupancy and equipment of $59,000, and data processing expenses of $41,000. In addition, the Company incurred a $51,000 loss on the sale and disposal of fixed assets considered non-compliant with respect to the Year 2000, as more fully discussed in the "Year 2000" section of this report.

INCOME TAX EXPENSE. Income tax expense decreased from $320,000 for the year ended June 30, 1998 to $198,000 for the year ended June 30, 1999 due primarily to decreased income before federal income taxes in 1999 as compared to 1998.

On August 20, 1996, the Small Business Job Protection Act of 1996 was signed into law by the President of the United States. This law repeals the percentage of taxable income method which was previously used to determine the Bank's bad debt deduction for tax purposes. As more fully disclosed in Note 9, the Company must recapture approximately $52,700 of income taxes over a six-year period beginning no later than 1999.

COMPARISON OF YEARS ENDED JUNE 30, 1998 AND 1997

GENERAL. Net income for the year ended June 30, 1998 was $822,000, an increase of $312,000 compared to net income for the year ended June 30, 1997 of $510,000. This increase was primarily the result of the $271,000, net of tax impact, government mandated special assessment to recapitalize the Savings Association Insurance Fund ("SAIF"), administered by the Federal Deposit Insurance Corporation ("FDIC") taken in 1997. This one-time, special assessment amounted to $.657 for every $100 of SAIF insured deposits as of March 31, 1995.

INTEREST INCOME. Interest income increased $452,000, or 6.7%, from $6.8 million for the year ended June 30, 1997 to $7.2 million for the year ended June 30, 1998. This was due primarily to changes in the average balances of the Company's interest-earning assets during 1998 as compared to 1997. An increase in the average loan portfolio of $4.0 million and other interest-earning assets of $3.2 million was offset by a decrease in the average securities portfolio of $3.0 million.

INTEREST EXPENSE. Interest expense for the year ended June 30, 1998 was $3.8 million, an increase of 12.0% over the June 30, 1997 balance of $3.4 million. This increase in interest expense was primarily the result of an increase in average borrowed funds of $6.3 million during 1998 as compared to 1997.

NET INTEREST INCOME. Net interest income increased $42,000 for the year ended June 30, 1998 as compared to June 30, 1997, primarily as a result of the volume variances in interest-earning assets and interest-bearing liabilities noted above. The net yield on average interest-earning assets was down slightly at 3.78% for 1998 as compared to 3.95% for 1997. However, the average outstanding balance of interest-earning assets increased 5.9% from $85.0 million for 1997 to $90.0 million in 1998.

PROVISION FOR LOAN LOSSES. The provision for loan losses for the years ended June 30, 1998 and 1997 was $60,000. The provision for loan losses, less net charge-offs for the period of $58,000, increased the allowance for loan losses slightly to $489,000 at June 30, 1998 from $487,000 at June 30, 1997.

NONINTEREST INCOME. Noninterest income increased from $528,000 to $658,000 from 1997 to 1998. As a result of increased refinancing volume from lower prevailing interest rates compared to the prior fiscal year, proceeds from the sale of mortgage loans increased $3.2 million, from $2.5 million for the year ended June 30, 1997 to $5.7 million for the year ended June 30, 1998. As a result, gains on sales of loans increased by $82,000, accounting for the majority of the increase. In addition, service charges on deposit accounts increased $38,000, contributing to the overall increase.

NONINTEREST EXPENSE. Noninterest expense decreased from $3.0 million for the year ended June 30, 1997 to $2.8 million for the year ended June 30, 1998. This decrease of $192,000 or 6.3%, was primarily the result of the $411,000 special SAIF assessment in 1997 as discussed above. The Bank's annual deposit premiums decreased approximately $62,000 in fiscal 1997. The decrease in the SAIF assessment was offset by an increase in various other expense categories, including compensation and benefits of $72,000, occupancy and equipment of $77,000, advertising and promotion of $29,000, data processing of $29,000, and printing and supplies of $25,000. The increase in such expense categories was primarily the result of the addition of the two new branches in 1998.

INCOME TAX EXPENSE. Income tax expense increased from $269,000 for the year ended June 30, 1997 to $320,000 for the year ended June 30, 1998 due primarily to increased income before federal income taxes in 1998 as compared to 1997.

IMPACT OF INFLATION AND CHANGING PRICES

Generally accepted accounting principles require that measurement of operations and financial position be made using historical dollars, with no consideration to current values except in the cases of certain securities available for sale, which are recorded at fair value, and loans held for sale, which are recorded at the lower of cost or market value. The impact of inflation is reflected in the increased cost of operations for the Company, as nearly all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rate fluctuations have a greater effect on the Company's performance than changes in the general levels of inflation. Interest rates do not necessarily move in the same direction or to the same degree as the level of inflation.


ASSET/LIABILITY MANAGEMENT

The matching of maturity or repricing of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive", and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.

The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets anticipated, based upon certain assumptions, to mature or reprice within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income, although the magnitude of repricing of individual items also will effect the change in net interest income.

A primary objective of asset/liability management is to manage interest rate risk. The Company monitors its asset/liability mix on an ongoing basis, and, from time-to-time, may institute certain changes in its product mix and asset and liability maturities.

At June 30, 1999, the Company's total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $26.6 million, representing a negative cumulative one-year gap ratio of 28.2% of total interest-earning assets. Therefore, management believes that the Company could be adversely affected during a period of rising interest rates depending on the magnitude of repricing of individual items, particularly adjustable rate loans, which are subject to various limitations on interest rate changes, and the passbook and transaction-type demand accounts for which interest rate changes will depend on competitive and other factors.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1999 which are scheduled to reprice or mature in each of the time periods shown. Except as stated below, the amounts of assets or liabilities shown which reprice or mature during a particular period were determined in accordance with the contractual terms of the asset or liability.

                                                ----------------------------------Maturing or Repricing---------
                                                                                  ---------------------
                                                   0-3           3-6     6 Months to       1-2          3-5
                                                 Months        Months     One Year        Years        Years
                                                 ------        ------     --------        -----        -----
                                                                                 (Dollars in Thousands)
Interest-earning assets:
     Fixed-rate mortgage loans                 $     1,775  $       180  $       220  $     1,909  $     1,039
     Adjustable rate mortgage loans                  2,055        1,965        3,596       11,536       10,132
     Consumer and other loans                        4,760        1,469          958        2,445        3,828
     Mortgage-backed securities                          -            7            -        3,416          974
     Securities                                          -            -            -            -            -
     Interest-earning time deposits                  1,093          792        1,388          882            -
     Other interest-earning assets                   4,526            -            -            -            -
     FHLB stock                                      1,162            -            -            -            -
                                               -----------  -----------  -----------  -----------  -----------

         Total interest-earning assets              15,371        4,413        6,162       20,188       15,973

Interest-bearing liabilities:
     Time deposits                                   7,720        7,528        9,725        9,857        4,260
     Passbook savings                                8,522            -            -            -            -
     NOW deposits                                    6,244            -            -            -            -
     Money market demand accounts                    9,279            -            -            -            -
     FHLB advances                                      75            -        3,500        4,082        7,000
                                               -----------  -----------  -----------  -----------  -----------

         Total interest-bearing liabilities         31,840        7,528       13,225       13,939       11,260
                                               -----------  -----------  -----------  -----------  -----------

Interest-earning assets less
  interest-bearing liabilities                 $   (16,469) $    (3,115) $    (7,063) $     6,249  $     4,713
                                               -----------  -----------  -----------  -----------  -----------
                                               -----------  -----------  -----------  -----------  -----------


Cumulative interest-rate sensitivity gap       $   (16,469) $   (19,584) $   (26,647) $   (20,398) $   (15,685)
                                               -----------  -----------  -----------  -----------  -----------
                                               -----------  -----------  -----------  -----------  -----------

Cumulative interest-rate sensitivity gap as a
  percentage of total interest-earning assets     (17.59)%     (20.69)%      (28.15)%     (21.55)%     (16.57)%
                                               -----------  -----------  -----------  -----------  -----------
                                               -----------  -----------  -----------  -----------  -----------



                                              -----------------------

                                                  Over
                                                 5 Years      Total
                                                 -------      -----

Interest-earning assets:
     Fixed-rate mortgage loans                $     7,614   $  12,737
     Adjustable rate mortgage loans                14,852      44,136
     Consumer and other loans                         478      13,938
     Mortgage-backed securities                     9,240      13,637
     Securities                                       375         375
     Interest-earning time deposits                     -       4,155
     Other interest-earning assets                      -       4,562
     FHLB stock                                         -       1,162
                                              -----------   ---------

         Total interest-earning assets             32,559      94,666

Interest-bearing liabilities:
     Time deposits                                      -      39,090
     Passbook savings                                   -       8,522
     NOW deposits                                       -       6,244
     Money market demand accounts                       -       9,279
     FHLB advances                                  6,000      20,657
                                              -----------   ---------

         Total interest-bearing liabilities         6,000      83,792
                                              -----------   ---------

Interest-earning assets less
  interest-bearing liabilities                $    26,559   $  10,874
                                              -----------   ---------
                                              -----------   ---------


Cumulative interest-rate sensitivity gap      $    10,874
                                              -----------
                                              -----------

Cumulative interest-rate sensitivity gap as a
  percentage of total interest-earning assets      11.49%
                                              -----------
                                              -----------

Certain assumptions affecting the interest-rate sensitivity as calculated above are as follows:

     1. All loan amounts are not reduced by the undisbursed portion of loans in process, unearned and deferred income, and the allowance for loan losses.

     2. Other interest-earning assets includes interest-earning deposit accounts.

     3. Fixed-rate time deposit accounts will not be withdrawn prior to maturity.

     4. Passbook savings, commercial demand, NOW and money market accounts, which totaled $24.0 million at June 30, 1999, are withdrawn or reprice within three months due to the possibility that such deposits will reprice in the event of significant changes in the overall level of interest rates.

The effect of these assumptions is to quantify the dollar amount of items that are interest-sensitive and which can be repriced within each of the periods specified. Such repricing can occur in one of three ways: (1) the rate of interest to be paid on an asset or liability may adjust periodically on the basis of an interest rate index; (2) an asset or liability such as a mortgage loan may amortize, permitting reinvestment of cash flows at the then prevailing interest rates; or (3) an asset or liability may mature, at which time the proceeds can be reinvested at the current market rates.

In recent years, management has measured interest rate sensitivity by computing the "gap" between the assets and liabilities which were expected to mature or reprice within certain periods, based on assumptions regarding loan prepayment and deposit decay rates formerly provided by the OTS. However, the OTS now requires the computation of amounts by which the net present value of an institution's cash flows from assets, liabilities and off balance sheet items (the institution's net portfolio value, or "NPV") would change in the event of a range of assumed changes in market interest rates. The OTS also requires the computation of estimated changes in net interest income over a four quarter period. These computations estimate the effect of an institution's NPV and net interest income of instantaneous and permanent 1% to 3% increases and decreases in market interest rates. In the Company's interest rate sensitivity policy, the Board of Directors has established a maximum permissible decrease in net interest income and a maximum permissible decrease in NPV given a market interest rate change. The policy incorporates maximum permissible changes, rather than absolute targets, to allow flexibility while avoiding an over reliance on specific interest rate forecasts.

The following table sets forth the interest rate sensitivity of the Bank's net portfolio value as of June 30, 1999 in the event of 1%, 2%, and 3% instantaneous and permanent increases and decreases in market interest rates, respectively. These changes are set forth below as basis points, where 100 basis points equals one percentage point.


                                                                                            NPV as % of Present
                                            Net Portfolio Value                               Value of Assets
                               -----------------------------------------------             ------------------------
             Changes                                                                                    Basis Point
            in Rates           $ Amount             $ Change          % Change             NPV Ratio      Change
            --------           --------             --------          --------             ---------      ------
                                  (Dollars in thousands)

             +300 bp          $    9,848            $   (2,855)          (22)%               10.00%        (238) bp

             +200 bp              11,022                (1,681)           (13)               11.02         (136) bp

             +100 bp              12,021                  (682)            (5)               11.84          (54) bp

                0 bp              12,703                     -             -                 12.38            -

             -100 bp              13,071                   368             3                 12.64            26 bp

             -200 bp              13,355                   652             5                 12.81            43 bp

             -300 bp              13,671                   968             8                 13.02            64 bp

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions management may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of analysis presented in both the computation of NPV and in the analysis presented in prior tables setting forth the maturing and repricing of interest-earning assets and interest-bearing liabilities. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, which represent the Company's primary loan product, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of adjustable-rate loans in the Company's portfolios could decrease in future periods if market interest rates remain at or decrease below current levels due to refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the tables. Finally, the ability of borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.

AVERAGE BALANCES, INTEREST AND AVERAGE YIELDS

Net interest income is affected by (i) the difference ("interest rate spread") between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. Savings institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution's net interest income is its "net yield on interest-earning assets" which is net interest income divided by average interest-earning assets.

The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the period indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, nonaccruing loans are included in the net loan category. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of average daily balances has caused any material difference in the information presented.



                                                        -----------------------------
                                 At June 30, 1999       ------------------1999-------
                                 ----------------
                                                           Average      Interest
                                             Yield/      Outstanding     Earned/
                                Balance       Cost         Balance        Paid
                                -------       ----         -------        ----

Interest-earning assets:
     Loans receivable(1)     $    68,706       7.97%    $    65,409          5,577
     Securities(2)                14,012       6.10          14,555            896
     Interest-earning time
       deposits                    4,155       5.74           4,237            252
     Other interest-earning
       assets                      4,526       5.28           7,176            396
     FHLB stock                    1,162       8.00           1,162             93
                             -----------   --------     -----------    -----------

         Total interest-
           earning assets    $    92,561       7.46          92,539          7,214
                             -----------   --------     -----------    -----------

Interest-bearing liabilities:
     Money market            $     9,279       3.58           8,594            317
     Savings deposits              8,522       2.25           8,160            184
     NOW accounts                  6,244       1.88           6,060            117
     Certificates of deposit      39,090       5.44          35,744          2,155
     FHLB advances                20,657       5.30          20,449          1,152
                             -----------   --------     -----------    -----------

     Total interest-bearing
       liabilities           $    83,792       4.61          79,007          3,925
                             -----------   --------     -----------    -----------

Net interest income                                                    $     3,289
                                                                       -----------
                                                                       -----------

Net interest rate spread                       2.85%
                                           --------
                                           --------
Net earning assets                                      $    13,532
                                                        -----------
                                                        -----------

Net yield on average interest-
  earning assets



Average interest-earning assets
  to average interest-bearing
  liabilities                                           $     1.17X
                                                        -----------
                                                        -----------




                                -----------------------Years ended June 30,------------------------------------------------
                                ---------    ------------------1998---------------    ----------------1997-----------------
                                                Average      Interest                   Average     Interest
                                 Yield/       Outstanding     Earned/      Yield/     Outstanding    Earned/        Yield/
                                  Rate          Balance        Paid         Rate        Balance       Paid           Rate
                                  ----          -------        ----         ----        -------       ----           ----
                                        (Dollars in Thousands)
Interest-earning assets:
     Loans receivable(1)           8.53      $    62,838   $     5,545       8.82%    $    58,835   $     5,163       8.78%
     Securities(2)                 6.16           16,086         1,040       6.47          19,083         1,194       6.26
     Interest-earning time
       deposits                    5.95            3,866           234       6.05           3,394           204       6.01
     Other interest-earning
       assets                      5.52            6,105           342       5.60           2,891           172       5.95
     FHLB stock                    8.00            1,085            87       8.02             767            62       8.08
                                -------      -----------   -----------    -------     -----------   -----------   --------

         Total interest-
           earning assets          7.80           89,980         7,248       8.06          84,970         6,795       8.00
                                -------      -----------   -----------    -------     -----------   -----------   --------

Interest-bearing liabilities:
     Money market                  3.69            7,518           290       3.86           6,017           184       3.06
     Savings deposits              2.25            7,679           176       2.29           8,562           197       2.30
     NOW accounts                  1.93            6,010           113       1.88           8,522           110       1.29
     Certificates of deposit       6.03           37,083         2,100       5.66          38,622         2,157       5.58
     FHLB advances                 5.63           20,331         1,169       5.75          14,049           789       5.62
                                -------      -----------   -----------    -------     -----------   -----------   --------

     Total interest-bearing
       liabilities                 4.97           78,621         3,848       4.89          75,772         3,437       4.54
                                -------      -----------   -----------    -------     -----------   -----------   --------

Net interest income                                        $     3,400                              $     3,358
                                                           -----------                              -----------
                                                           -----------                              -----------

Net interest rate spread           2.83%                                     3.17%                                    3.46%
                                -------                                   -------                                 --------
                                -------                                   -------                                 --------
Net earning assets                           $    11,359                              $     9,198
                                             -----------                              -----------
                                             -----------                              -----------

Net yield on average interest-
  earning assets                   3.55%                                     3.78%                                    3.95%
                                -------                                   -------                                 --------
                                -------                                   -------                                 --------

Average interest-earning assets
  to average interest-bearing
  liabilities                                       1.14X                                    1.12X
                                             -----------                              -----------
                                             -----------                              -----------

----------------------------
(1) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses.
(2) Yields reflected have not been computed on a tax equivalent basis.

RATE/VOLUME ANALYSIS

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between changes related to higher or lower outstanding balances and changes due to the levels and changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided for changes attributable to (i) changes in volume (i.e. changes in volume multiplied by old rate) and
(ii) changes in rate (i.e. changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.


                      -------------------------------------------Years ended June 30,-----------------------------------------------
                      -------1999------vs.-----1998--------   --------1998------vs.----1997-------   -------1997------vs.----1996---
                             Increase                              Increase                              Increase
                            (Decrease)                            (Decrease)                            (Decrease)
                              Due to            Total               Due to               Total            Due to            Total
                         -----------------     Increase      -------------------       Increase      -----------------     Increase
                         Volume       Rate    (Decrease)     Volume         Rate      (Decrease)     Volume       Rate    (Decrease)
                         ------       ----    ----------     ------         ----      ----------     ------       ----    ----------
                                                                   (Dollars in Thousands)
Interest-earning assets:
   Loans receivable   $     223        (191)         32    $     353    $      29    $     382    $     359    $    (37)    $   322
   Securities               (97)        (47)       (144)        (193)          39         (154)         334          (1)        333
   Interest-earning
     time deposits           22          (4)         18           29            1           30           (6)         (9)        (15)
   Other interest-
     earning assets          59          (5)         54          181          (11)         170         (153)                   (153)
   FHLB stock                 6           -           6           26           (1)          25           12           1          13
                      ---------    --------   ---------    ---------    ---------    ---------    ---------    --------     -------

     Total interest-
       earning
       assets         $     213    $   (247)        (34)   $     396    $      57          453    $     546    $    (46)        500
                      ----------   --------   ---------    ---------    ---------    ---------    ---------    --------     -------
                      ----------   --------                ---------    ---------                 ---------    --------

Interest-bearing
  liabilities:
   Money market       $      40         (13)         27    $      52    $      54          106    $     (18)   $      9          (9)
   Savings deposits          11          (3)          8          (20)          (1)         (21)         (69)          4         (65)
   NOW accounts               1           3           4          (38)          41            3           42         (48)         (6)
   Certificates of
     deposit                (78)        133          55          (87)          30          (57)         (39)        (85)       (124)
   FHLB advances              7         (24)        (17)         361           19          380          437          (5)        432
                      ---------    ---------  ----------   ---------    ---------    ---------    ---------    --------     -------

   Total interest-
    bearing
     liabilities      $     (19)   $     96          77    $     268    $     143          411    $     353    $   (125)        228
                      ----------   --------   ---------    ---------    ---------    ---------    ---------    --------     -------
                      ----------   --------                ---------    ---------                 ---------    --------
Net interest income                           $    (111)                             $      42                              $   272
                                              ---------                              ---------                              -------
                                              ---------                              ---------                              -------

ASSET QUALITY

Total non-performing assets decreased to $624,000 at June 30, 1999 as compared to $682,000 at June 30, 1998. The ratio of non-performing assets to total assets at June 30, 1999 was .62% compared to .69% at June 30, 1998. Included in non-performing assets at June 30, 1999 were real estate secured loans totaling $614,000, consumer loans totaling $7,000 and repossessed assets of $3,000. There was no foreclosed real estate at June 30, 1999. The allowance for loan losses was 83.69% and 74.89% of nonperforming loans at June 30, 1999 and June 30, 1998, respectively. The majority of the non-performing mortgage loan balance at June 30, 1999 relates to a residential construction loan which has since been fully paid off with no loss incurred.

OTS regulations require that management periodically review and classify assets pursuant to the classification of assets policy set forth in its regulations. Based on management's review of assets as of June 30, 1999, approximately $67,000 of loans were classified as special mention and $456,000 as substandard. The majority of the substandard loan balance relates to the one residential real estate loan described above. As the balance of such loan classifications represent smaller-balance homogeneous loan types, these loans are not considered impaired at June 30, 1999. There were no other loans classified as impaired and no assets classified as doubtful or loss at June 30, 1999. Management reviews assets on a monthly basis, and at the end of each quarter prepares the asset classification listing in conformity with the OTS regulations.

LIQUIDITY AND CAPITAL RESOURCES

First Savings Bank's primary sources of funds are deposits, borrowings from the FHLB, principal and interest payments on loans, and maturities and paydowns on securities. While scheduled repayments of loans and security maturities and paydowns are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. Management has controlled this fluctuation in its sources of funds through borrowings from the FHLB. Management believes that the Bank's sources of funds will be adequate to meet its currently foreseeable liquidity needs.

A standard measure of liquidity for thrift institutions is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. Currently, the OTS requires savings institutions to maintain a liquidity ratio of 4%. As of June 30, 1999, First Savings Bank's liquidity ratio was 22.21%.

During the year ended June 30, 1999, there was a net decrease in cash and cash equivalents of $4.3 million. Major sources of cash during the period were net cash from operations of $1.0 million, an increase in deposits of $5.6 million, and $6.5 million in proceeds from calls, maturities and paydowns of securities held to maturity. Major uses of cash during the period included a net increase in loans of $6.6 million, the purchase of $4.5 million of securities held to maturity, net repayments of $2 million in borrowings, and repurchases of common stock of $2.4 million.

During the year ended June 30, 1998, there was a net increase in cash and cash equivalents of $4.8 million. Major sources of cash during the period were net cash from operations of $1.4 million, a net increase of $2.4 million in borrowings from the FHLB, and $6.7 million in proceeds from the maturities and paydowns of securities held to maturity. Major uses of cash during the period included the purchase of $3.0 million of securities held to maturity, net premises and equipment purchases of $1.4 million, and repurchases of common stock totaling $824,000.

During the year ended June 30, 1997, there was a net increase in cash and cash equivalents of $3.3 million. Major sources of cash during the period were net cash from operations of $828 million, a net increase of $11.1 million in borrowings from the FHLB, and $3.6 million in proceeds from maturities and paydowns of securities held to maturity. Major uses of cash during the period included the purchase of $2.2 million of securities held to maturity, a net increase of $5.8 million in loans and a net reduction of $3.4 million in deposits.


--------------------------------------------------------------------------------

                                   (Continued)

The Company also has a need for liquid assets in order to fund its operating expenses, as well as for the payment of any dividends to shareholders. The Company currently has no significant liquidity commitments, as operating costs are modest and the level of dividends to shareholders are discretionary. At June 30, 1999, the Company had $318,000 in liquid assets. The primary source of liquidity on an ongoing basis is dividends from the Bank. For the year ended June 30, 1999, the Bank paid $2.7 million in dividends to the Company. For the same period, the Company paid dividends to shareholders of $327,000.

Federally insured savings institutions are required to maintain a minimum level of regulatory capital. The OTS has established capital standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to such savings associations. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The OTS is also authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

The Bank is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of 1.5%, 3.0%, and 8.0%. At June 30, 1999, the Bank exceeded each of its capital requirements, with tangible, core and risk-based capital ratios of 9.76%, 9.76%, and 19.06%, respectively.

YEAR 2000

Included in other noninterest expense for the year ended June 30, 1999 is approximately $20,000 in charges incurred in connection with the training and testing of the Company's computer and related systems to properly recognize dates beyond December 31, 1999. The Company has completed its assessment of Year 2000 issues, developed a plan, and arranged for the required resources to complete the necessary remediation and testing. As part of its efforts to ensure compliance with the Year 2000, the Company converted to a new processing system in May of 1999. At that time, computer hardware was also replaced, ultimately resulting in a net loss on sales and disposals of fixed assets of $51,000.

The Company has and will utilize both internal and external resources to reprogram or replace, and test hardware and software for Year 2000 compliance. The Company has completed changes and testing of critical systems to ensure Year 2000 compliance. Testing of non-critical applications will continue throughout 1999 and will be completed prior to any impact on operating systems. The total costs of the Year 2000 project are estimated at $350,000. The Company will incur remediation and testing costs through the Year 2000, but does not anticipate that material incremental costs will be incurred in any single period.

The Company has initiated formal communications with all of its critical vendors and service providers to determine the extent to which the Company is vulnerable to any failure of those third parties to remedy their own Year 2000 issues. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be remedied in a timely manner or that there will be no adverse effect on the Company's systems. Critical companies include power companies and phone systems. Therefore, the Company could possibly be negatively impacted to the extent that other entities not affiliated with the Company are unsuccessful in properly addressing this issue.

The costs of the project and the date on which the Company plans to complete the Year 2000 modifications are based upon management's best estimates. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

IMPACT OF NEW ACCOUNTING STANDARDS

Information pertaining to this topic appears in Note 18 to the consolidated financial statements of Three Rivers Financial Corporation, which are included as part of this report.


--------------------------------------------------------------------------------

                          INDEPENDENT AUDITOR'S REPORT



Board of Directors and Shareholders
Three Rivers Financial Corporation
Three Rivers, Michigan


We have audited the accompanying consolidated balance sheets of Three Rivers Financial Corporation as of June 30, 1999 and 1998 and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Three Rivers Financial Corporation as of June 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles.





                                                   Crowe, Chizek and Company LLP

Grand Rapids, Michigan
August 5, 1999


--------------------------------------------------------------------------------

                       THREE RIVERS FINANCIAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                             June 30, 1999 and 1998

--------------------------------------------------------------------------------


                                                                                      1999              1998
                                                                                      ----              ----
ASSETS
Cash and due from other financial institutions                                   $    3,439,860   $    2,768,730
Interest-earning deposits in other financial institutions                             4,526,169        9,512,347
                                                                                 --------------   --------------
    Cash and cash equivalents                                                         7,966,029       12,281,077
Interest-earning time deposits in other financial institutions                        4,154,960        4,064,980
Securities available for sale                                                         1,771,920          725,036
Securities held to maturity (fair value:  1999 - $12,239,450
  and 1998 - $14,388,034)                                                            12,240,083       14,277,573
Loans receivable, net of allowance for loan losses
  of $519,687 in 1999 and $489,361 in 1998                                           68,705,967       62,119,886
Federal Home Loan Bank stock                                                          1,162,200        1,162,200
Accrued interest receivable                                                             481,286          467,691
Premises and equipment, net                                                           2,739,937        2,626,114
Investment in low-income housing partnership                                            373,754          423,742
Other assets                                                                            809,395          736,583
                                                                                 --------------   --------------

    Total assets                                                                 $  100,405,531   $   98,884,882
                                                                                 --------------   --------------
                                                                                 --------------   --------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
    Demand deposits                                                              $    4,025,494   $    2,879,180
    Savings and NOW deposits                                                         24,045,015       21,507,839
    Time deposits                                                                    39,089,857       37,128,630
                                                                                 --------------   --------------
       Total deposits                                                                67,160,366       61,515,649
    Federal Home Loan Bank advances                                                  20,656,961       22,743,737
    Advance payments by borrowers for taxes and insurance                               463,129          531,757
    Due to low-income housing partnership                                               253,058          323,622
    Accrued expenses and other liabilities                                            1,082,957        1,082,265
                                                                                 --------------   --------------
       Total liabilities                                                             89,616,471       86,197,030

Shareholders' equity
    Preferred stock, par value $.01; 500,000 shares authorized;
      none outstanding
    Common stock, par value $.01; 2,000,000 shares authorized; 702,734 and
      790,698 shares issued and 702,734 and 783,313
      outstanding at June 30, 1999 and 1998, respectively                                 7,027            7,907
    Additional paid-in capital                                                        5,563,848        6,861,182
    Retained earnings                                                                 5,851,942        6,607,642
    Accumulated other comprehensive income, net of tax
      of ($443) at June 30, 1999                                                           (860)               -
                                                                                 --------------   --------------
                                                                                     11,421,957       13,476,731
    Unearned Employee Stock Ownership Plan shares                                      (421,538)        (491,582)
    Unearned Recognition and Retention Plan shares                                     (211,359)        (199,055)
    Treasury stock, at cost (7,385 shares at
      June 30, 1998)                                                                          -          (98,242)
                                                                                 --------------   --------------
       Total shareholders' equity                                                    10,789,060       12,687,852
                                                                                 --------------   --------------
          Total liabilities and shareholders' equity                             $  100,405,531   $   98,884,882
                                                                                 --------------   --------------
                                                                                 --------------   --------------

--------------------------------------------------------------------------------
 The accompanying notes are an integral part of these consolidated financial statements.

                       THREE RIVERS FINANCIAL CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                    Years ended June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


                                                                       1999            1998             1997
                                                                       ----            ----             ----
Interest income
    Loans receivable                                              $    5,577,294   $   5,544,593   $   5,163,206
    Securities                                                           896,437       1,040,216       1,194,087
    Other interest and dividend income                                   740,511         662,703         437,754
                                                                  --------------   -------------   -------------
                                                                       7,214,242       7,247,512       6,795,047

Interest expense
    Deposits                                                           2,772,871       2,678,858       2,647,541
    Borrowed funds                                                     1,152,633       1,168,767         789,448
                                                                  --------------   -------------   -------------
                                                                       3,925,504       3,847,625       3,436,989
                                                                  --------------   -------------   -------------

NET INTEREST INCOME                                                    3,288,738       3,399,887       3,358,058

Provision for loan losses                                                 60,000          60,000          60,000
                                                                  --------------   -------------   -------------


NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                    3,228,738       3,339,887       3,298,058

Noninterest income
    Loan servicing                                                       118,721         101,719         103,845
    Net gains on sales of loans                                          227,794         126,734          44,270
    Net gains on foreclosed real estate                                    9,193          39,835          40,949
    Service charges on deposit accounts                                  266,736         209,968         172,075
    Other income                                                         129,112         179,680         167,274
                                                                  --------------   -------------   -------------
                                                                         751,556         657,936         528,413
Noninterest expense
    Compensation and benefits                                          1,530,171       1,366,870       1,294,928
    Occupancy and equipment                                              574,355         515,130         438,542
    Federal deposit insurance premium                                     37,811          37,914         496,715
    Advertising and promotion                                            108,158         110,008          81,178
    Data processing                                                      263,611         222,824         193,987
    Professional fees                                                    101,997         122,185         103,923
    Printing, postage, stationery, and supplies                          128,590         137,239         112,073
    Net losses on sales and disposals of fixed assets                     50,576               -               -
    Other                                                                389,405         343,335         326,189
                                                                  --------------   -------------   -------------
                                                                       3,184,674       2,855,505       3,047,535
                                                                  --------------   -------------   -------------

INCOME BEFORE FEDERAL INCOME TAXES                                       795,620       1,142,318         778,936

Federal income tax expense                                               197,812         319,840         269,410
                                                                  --------------   -------------   -------------

NET INCOME                                                        $      597,808   $     822,478   $     509,526
                                                                  --------------   -------------   -------------
                                                                  --------------   -------------   -------------

Basic earnings per share                                              $ .84           $ 1.00           $ .61
                                                                      -----           ------           -----
                                                                      -----           ------           -----
Diluted earnings per share                                            $ .83           $  .97           $ .61
                                                                      -----           ------           -----
                                                                      -----           ------           -----

                       THREE RIVERS FINANCIAL CORPORATION
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                     Years ended June 30,1999, 1998 and 1997

--------------------------------------------------------------------------------

                                                                        1999           1998              1997
                                                                        ----           ----              ----


NET INCOME

Other comprehensive income                                        $      597,808   $     822,478   $     509,526
     Net change in unrealized gains on securities
       available for sale arising during the year                         (1,303)              -               -
     Tax effects                                                             443               -               -
                                                                  --------------   -------------   -------------
         Total other comprehensive income                                   (860)              -               -
                                                                  --------------   -------------   -------------


COMPREHENSIVE INCOME                                              $      596,948   $     822,478   $     509,526
                                                                  --------------   -------------   -------------
                                                                  --------------   -------------   -------------




--------------------------------------------------------------------------------

 The accompanying notes are an integral part of these consolidated financial statements.

                       THREE RIVERS FINANCIAL CORPORATION
               CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS'
                 EQUITY Years ended June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------



                                                                                                          Accumulated
                                                                                                             Other
                                                                              Additional                 Comprehensive
                                                                  Common        Paid-In      Retained       Income,
                                                                   Stock        Capital      Earnings     Net of Tax
                                                                   -----        -------      --------     ----------

BALANCE AT JULY 1, 1996                                        $     8,596  $   7,979,421   $  5,870,983

Net income for the year ended June 30, 1997                                                      509,526

Cash dividends declared on common stock,
  $.314 per share                                                                               (269,752)

Shares committed to be released under the ESOP                                     26,959

Amortization of RRP shares

Retirement of common stock                                            (277)      (387,260)
                                                               -----------  -------------   ------------  ------------


BALANCE AT JUNE 30, 1997                                             8,319      7,619,120      6,110,757

Net income for the year ended June 30, 1998                                                      822,478

Cash dividends declared on common stock,
  $.38 per share                                                                                (325,593)

Shares committed to be released under the ESOP                                     65,823

Amortization of RRP shares

Shares issued to RRP

Retirement of common stock                                            (412)      (823,761)
                                                               -----------  -------------   ------------  ------------


                                                       Unearned      Unearned
                                                       Employee     Recognition
                                                         Stock          and
                                                       Ownership     Retention                     Total
                                                         Plan          Plan       Treasury     Shareholders'
                                                        Shares        Shares        Stock         Equity
                                                        ------        ------        -----         ------

BALANCE AT JULY 1, 1996                                $ (630,396) $  (331,461)   $ (111,545)  $ 12,785,598

Net income for the year ended June 30, 1997                                                         509,526

Cash dividends declared on common stock,
  $.314 per share                                                                                  (269,752)

Shares committed to be released under the ESOP           68,770                                      95,729

Amortization of RRP shares                                             69,180                        69,180

Retirement of common stock                                                                         (387,537)
                                                   ------------   -----------   -----------  --------------


BALANCE AT JUNE 30, 1997                               (561,626)     (262,281)     (111,545)     12,802,744

Net income for the year ended June 30, 1998                                                         822,478

Cash dividends declared on common stock,
  $.38 per share                                                                                   (325,593)

Shares committed to be released under the ESOP           70,044                                     135,867

Amortization of RRP shares                                             76,529                        76,529

Shares issued to RRP                                                  (13,303)       13,303

Retirement of common stock                                                                         (824,173)
                                                   ------------   -----------   -----------  --------------





















--------------------------------------------------------------------------------
                                   (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                    Years ended June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


                                                                                                          Accumulated
                                                                                                             Other
                                                                              Additional                 Comprehensive
                                                                  Common        Paid-In      Retained       Income,
                                                                   Stock        Capital      Earnings     Net of Tax
                                                                   -----        -------      --------     ----------

BALANCE AT JUNE 30, 1998                                       $     7,907  $   6,861,182   $  6,607,642  $        0

Net income for the year ended June 30, 1999                                                      597,808

Cash dividends declared on common stock,
  $.466 per share                                                                               (326,502)

Shares committed to be released under the ESOP                                     37,499

Amortization of RRP shares

Shares issued to RRP

72,036 shares issued for 10% stock dividend                            720      1,025,793     (1,027,006)

Retirement of common stock                                          (1,600)    (2,360,626)

Net change in unrealized loss on securities
  available for sale, net of tax                                                                                (860)
                                                               -----------  -------------   ------------  ------------


BALANCE AT JUNE 30, 1999                                       $     7,027  $   5,563,848   $  5,851,942  $     (860)
                                                               -----------  -------------   ------------  ------------
                                                               -----------  -------------   ------------  ------------





                                                                Unearned      Unearned
                                                                Employee     Recognition
                                                                  Stock          and
                                                                Ownership     Retention                     Total
                                                                  Plan          Plan       Treasury     Shareholders'
                                                                 Shares        Shares        Stock         Equity
                                                                 ------        ------        -----         ------

BALANCE AT JUNE 30, 1998                                        $ (491,582)  $ (199,055)   $ (98,242) $  12,687,852

Net income for the year ended June 30, 1999                                                                 597,808

Cash dividends declared on common stock,
  $.466 per share                                                                                          (326,502)

Shares committed to be released under the ESOP                      70,044                                  107,543

Amortization of RRP shares                                                      85,938                       85,938

Shares issued to RRP                                                           (98,242)       98,242              -

72,036 shares issued for 10% stock dividend                                                                    (493)

Retirement of common stock                                                                               (2,362,226)

Net change in unrealized loss on securities
  available for sale, net of tax                                                                               (860)
                                                            ------------   -----------   -----------  --------------


BALANCE AT JUNE 30, 1999                                    $   (421,538) $  (211,359)   $         0  $  10,789,060
                                                            ------------   -----------   -----------  --------------
                                                            ------------   -----------   -----------  --------------


















--------------------------------------------------------------------------------
 The accompanying notes are an integral part of these consolidated financial statements.

                       THREE RIVERS FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Years ended June 30, 1999, 1998 and 1997


--------------------------------------------------------------------------------


                                                                       1999            1998             1997
                                                                       ----            ----             ----
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                    $      597,808   $     822,478   $      509,526
    Adjustments to reconcile net income to
      net cash provided by operating activities
       Depreciation of premises and equipment                            293,999         254,238          202,057
       Net amortization (accretion) of securities                        (38,186)        (71,756)         (35,293)
       Provision for loan losses                                          60,000          60,000           60,000
       RRP expense                                                        85,938          76,529           69,180
       ESOP expense                                                      107,543         135,867           95,729
       Loans originated for sale                                      (8,836,790)     (5,684,330)      (2,528,149)
       Proceeds from sales of loans held for sale                      8,985,098       5,811,064        2,572,419
       Net realized gains on sales of loans                             (227,794)       (126,734)         (44,270)
       Net loss on sales and disposals of fixed assets                    50,576               -                -
       Change in
          Accrued interest receivable and other assets                   (45,078)        (97,424)        (352,906)
          Accrued expenses and other liabilities                             692         256,702          279,425
                                                                  --------------   -------------    -------------
              Net cash provided by operating activities                1,033,806       1,436,634          827,718

CASH FLOWS FROM INVESTING ACTIVITIES
    Net change in interest-earning time
      deposits with other financial institutions                         (89,980)       (594,000)         397,000
    Net change in loans                                               (6,646,081)       (396,663)      (5,751,541)
    Net purchases of premises and equipment                             (458,398)     (1,444,749)        (152,855)
    Securities available for sale:
       Purchases                                                      (1,360,249)       (725,036)               -
       Paydowns                                                          306,308               -                -
    Securities held to maturity:
       Purchases                                                      (4,455,899)     (2,969,515)      (2,245,992)
       Calls and maturities                                            1,500,000       2,500,000        1,000,000
       Paydowns                                                        5,037,329       4,188,648        2,624,167
    Purchase of Federal Home Loan Bank stock                                   -        (119,900)        (423,600)
    Proceeds from sale of other real estate owned                         38,600         454,893                -
    Net investment in low-income housing partnership                     (20,576)        (40,195)         (21,785)
                                                                  --------------    -------------   -------------
       Net cash provided by (used in) investing activities            (6,148,946)        853,483       (4,574,606)


--------------------------------------------------------------------------------


                                   (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Years ended June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

                                                                       1999            1998             1997
                                                                       ----            ----             ----
CASH FLOWS FROM FINANCING ACTIVITIES
    Net change in deposits                                        $    5,644,717   $   1,170,857   $  (3,379,628)
    Net change in advances from borrowers for taxes
      and insurance                                                      (68,628)        132,426         (23,501)
    Proceeds from FHLB advances                                        7,500,000      13,750,000      18,750,000
    Repayments of FHLB advances                                       (9,586,776)    (11,350,550)     (7,616,322)
    Cash dividends paid                                                 (326,995)       (325,593)       (269,752)
    Purchase of common stock                                          (2,362,226)       (824,173)       (387,537)
                                                                  --------------   -------------   -------------
       Net cash provided by financing activities                         800,092       2,552,967       7,073,260
                                                                  --------------   -------------   -------------

Net change in cash and cash equivalents                               (4,315,048)      4,843,084       3,326,372

Cash and cash equivalents at beginning of period                      12,281,077       7,437,993       4,111,621
                                                                  --------------   -------------   -------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                        $    7,966,029   $  12,281,077   $   7,437,993
                                                                  --------------   -------------   -------------
                                                                  --------------   -------------   -------------

Supplemental disclosures of cash flow information
    Cash paid for
       Interest                                                   $    3,923,236   $   3,838,742   $   3,444,830
       Income taxes                                                      370,225         139,950         392,000

    Transfers from loans to real estate acquired
      through foreclosure                                                      -          29,408          78,481

--------------------------------------------------------------------------------

   The accompanying notes are an integral part of these consolidated financial statements.

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------




NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION, NATURE OF OPERATIONS AND INDUSTRY SEGMENT
INFORMATION: The consolidated financial statements include the accounts of Three Rivers Financial Corporation ("the Company"), First Savings Bank ("the Bank") and Alpha Financial, Inc. ("Alpha"). All significant intercompany balances and transactions have been eliminated in consolidation. The Company is a savings and loan holding company located in Three Rivers, Michigan and owns all of the outstanding stock of the Bank. Alpha is a wholly-owned subsidiary of the Bank.

The Company and the Bank provide a broad range of banking and financial services in the banking industry. Substantially all revenues and services are derived from banking products and services. The Bank grants residential and commercial real estate and consumer loans, accepts deposits and engages in mortgage banking activities. Substantially all loans are secured by specific items of collateral including residences, business assets and consumer assets. The Bank services its customers, which are primarily located in southwestern Michigan and the central portion of northern Indiana, through its main office in Three Rivers and five other offices located in its market area. The primary business of Alpha is to own and receive the dividend income from stock holdings in MMLIC Life Insurance Company. While the Company's chief decision makers monitor the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of significant estimates and assumptions in the accompanying financial statements include the allowance for loan losses, fair values of securities and other financial instruments, determination and carrying value of impaired loans, and the determination of depreciation of premises and equipment recognized in the Company's financial statements. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses, the fair value of stock options and the fair values of securities and other financial instruments are particularly susceptible to material change in the near term.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents are defined to include the Company's cash on hand, amounts due from financial institutions and short-term interest-earning deposits in other financial institutions with original maturities of 90 days or less. The Company reports net cash flows for customer loan and deposit transactions, advance payments by borrowers for taxes and insurance, and interest-earning time deposits in other financial institutions.

SECURITIES: The Company classifies securities into held-to-maturity, available-for-sale and trading categories. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available-for-sale securities are those the Company may decide to sell if needed for liquidity, asset-liability management or other reasons. Available-for-sale securities are reported at fair value, with unrealized gains and losses included as a separate component of shareholders' equity, net of tax, until realized. Trading securities are bought principally for sale in the near term, and are reported at fair value with unrealized gains and losses included in earnings. Securities are written down to fair value when a decline in fair value is not temporary.



--------------------------------------------------------------------------------

                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Realized gains and losses resulting from the sale of securities are computed by the specific identification method. Interest and dividend income, adjusted by amortization of purchase premium or discount, is included in earnings. Premiums and discounts are recognized in interest income using the interest method over the period of maturity.

MORTGAGE BANKING ACTIVITIES: Mortgage loans originated and intended for sale in the secondary market are reported on the consolidated balance sheets as loans held for sale and are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

Loan servicing fees are recognized when received and the related costs are recognized when incurred. The Bank sells mortgages into the secondary market at market prices, which includes consideration for normal servicing fees.

SERVICING RIGHTS: Servicing rights represent the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance.

LOANS RECEIVABLE, NET: Loans receivable are reported at the unpaid principal balance, less the allowance for loan losses, deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Discounts on mortgage loans are amortized to income using the level-yield method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Interest income is reported on the interest method and includes amortization of net deferred fees and costs over the loan term. The accrual of interest on loans is discontinued when full loan repayment is in doubt, typically when the loan is deemed impaired or when payments become past due 90 days, unless the loan is well-secured and in the process of collection. Payments received on such loans are reported as principal reductions. Interest income previously accrued on such loans is reversed.

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of the collateral if the loan is collateral dependent. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that all principal and interest amounts will not be collected according to the original terms of the loan.

The allowance for loan losses is a valuation allowance for probable credit losses, increased by charges to income and decreased by charge-offs (net of recoveries). Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. A loan is charged off against the allowance by management when deemed uncollectible, typically when payments are past due 90 days for consumer loans and 180 days for residential mortgage loans, although collection efforts continue and future recoveries may occur.

--------------------------------------------------------------------------------

                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

PREMISES AND EQUIPMENT: Asset cost is reported net of accumulated depreciation. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable. Depreciation expense is calculated on the straight-line method over asset useful lives. The cost of leasehold improvements is being amortized using the straight-line method over the terms of the related leases, or over the useful lives of the assets, if less.

FORECLOSED REAL ESTATE: Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of acquisition, establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. After acquisition, the property is carried at the lower of cost or fair value, less estimated costs to sell. A valuation allowance is recorded through a charge to income for the amount of selling costs. Valuations are periodically performed by management and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs. Costs relating to improvement of property are capitalized, whereas costs and revenues relating to the holding of property are recognized when incurred.

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP): The Company accounts for its ESOP in accordance with AICPA Statement of Position 93-6. The cost of shares issued to the ESOP, but not yet allocated to participants, are presented as a reduction of shareholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to additional paid-in capital. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unearned ESOP shares are reflected as a reduction of debt and accrued interest.

RECOGNITION AND RETENTION PLAN (RRP): The RRP is a stock award plan for which the measurement of total compensation cost is based upon the fair value of the shares on the date of grant. RRP awards vest in five equal annual installments from the date of grant, subject to the continuous employment of the recipients as defined under such plans. Compensation expense for the RRPs is recognized on a prorata basis over the vesting period of the awards. The unearned compensation value of the RRPs is shown as a reduction of shareholders' equity.

STOCK OPTION PLAN (SOP): Expense for employee compensation under SOPs is recognized only if options are granted below the market price at the grant date. As shown in a separate note, pro forma disclosures of net income and earnings per share are provided as if the fair value method were used for stock-based compensation.

FEDERAL HOME LOAN BANK SYSTEM: The Bank is a member of the Federal Home Loan Bank System and is required to invest in capital stock of the Federal Home Loan Bank ("FHLB"). The amount of the required investment is based upon the balance of the Bank's outstanding home mortgage loans or advances from the FHLB and is carried at cost plus the value assigned to stock dividends.

PREFERRED STOCK: The Board of Directors of the Company is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and is authorized to fix the designations, powers, preferences and relative participating, optional and other special rights of such shares, including voting rights (which could be multiple or as a separate class) and conversion rights, and the qualifications, limitations and restrictions thereof. In the event of a proposed merger, tender offer or other attempt to gain control of the Company that the Board of Directors does not approve, it might be possible for the Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. The Board of Directors has no present plans or understandings for the issuance of any preferred stock.

--------------------------------------------------------------------------------

                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES: The entities included in these consolidated financial statements file a consolidated federal income tax return. The Company records income tax expense based on the amount of taxes due on its tax return plus the change in deferred tax assets and liabilities computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK: The Company, in the normal course of business, enters into commitments to make loans which are not reflected in the financial statements. A summary of these commitments is disclosed in a separate note.

EARNINGS AND DIVIDENDS PER SHARE: Basic earnings per share is based on net income dividend by the weighted average common shares outstanding. ESOP shares are considered outstanding as they are committed to be released; unearned shares are not considered outstanding. Recognition and Retention Plan ("RRP") shares are considered outstanding as they vest. Diluted earnings per share further assumes issue of dilutive potential common shares relating to outstanding stock options and unvested RRP shares. All share and per share amounts have been retroactively adjusted for the October of 1998 10% stock dividend.

COMPREHENSIVE INCOME: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, net of tax, which are also recognized as a separate component of shareholders' equity. The accounting standard that requires reporting comprehensive income first applies for fiscal 1999, with prior information restated to be comparable.

FAIR VALUES OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance-sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

RECLASSIFICATIONS: Certain items in the 1998 and 1997 financial statements have been reclassified to conform with the 1999 presentation.


NOTE 2 - SECURITIES

Securities available for sale were as follows at June 30:

                                                                       Gross           Gross
                                                    Amortized       Unrealized      Unrealized          Fair
                                                      Cost             Gains          Losses            Value
                                                    ---------       ----------      ----------          -----
1999
    Mortgage-backed securities                    $   1,773,223   $        5,787   $      (7,090)  $   1,771,920
                                                  -------------   --------------   -------------   -------------
                                                  -------------   --------------   -------------   -------------

1998
    Mortgage-backed securities                    $     725,036                                    $     725,036
                                                  -------------                                    -------------
                                                  -------------                                    -------------


--------------------------------------------------------------------------------

                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 2 - SECURITIES (Continued)

Securities held to maturity were as follows at June 30:


                                                                       Gross           Gross
                                                    Amortized       Unrealized      Unrealized          Fair
                                                      Cost             Gains          Losses            Value
                                                      ----             -----          ------            -----

1999
    Mortgage-backed securities                    $  11,865,083   $       45,582   $     (60,565)  $  11,850,100
    Obligations of states and political
      subdivisions                                      375,000           14,350               -         389,350
                                                  -------------   --------------   -------------   -------------

                                                  $  12,240,083   $       59,932   $     (60,565)  $  12,239,450
                                                  -------------   --------------   -------------   -------------
                                                  -------------   --------------   -------------   -------------

1998
    U.S. government and federal agencies          $   1,500,000   $        1,563                   $   1,501,563
    Mortgage-backed securities                       12,299,329          113,429   $     (27,779)     12,384,979
    Obligations of states and political
      subdivisions                                      375,000           22,979               -         397,979
    Corporates                                          103,244              269               -         103,513
                                                  -------------   --------------   -------------   -------------

                                                  $  14,277,573   $      138,240   $     (27,779)  $  14,388,034
                                                  -------------   --------------   -------------   -------------
                                                  -------------   --------------   -------------   -------------

Contractual maturities of debt securities at June 30, 1999 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                  ------Available for Sale----------------Held to Maturity------
                                                      Amortized         Fair         Amortized          Fair
                                                        Cost            Value          Cost             Value
                                                        ----            -----          ----             -----

         Due from five years to ten years                                          $     375,000   $     389,350
         Mortgage-backed securities               $   1,773,223   $    1,771,920      11,865,083      11,850,100
                                                  -------------   --------------   -------------   -------------

                                                  $   1,773,223   $    1,771,920   $  12,240,083   $  12,239,450
                                                  -------------   --------------   -------------   -------------
                                                  -------------   --------------   -------------   -------------

There were no sales of securities available for sale during the years ended June 30, 1999, 1998 and 1997. No securities classified as held to maturity were sold or transferred to available for sale during 1999, 1998 or 1997.

Securities, with carrying values of approximately $13,638,000 and $14,523,000 at June 30, 1999 and 1998, were pledged as collateral for purposes required or permitted by law.


--------------------------------------------------------------------------------

                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 3 - LOANS RECEIVABLE, NET

Loans were as follows at June 30:


                                                                                       1999             1998
                                                                                       ----             ----
Real estate loans
    One-to-four family                                                            $   48,771,218  $   43,295,874
    Commercial                                                                         6,067,713       5,959,640
    Construction or development                                                        2,033,796       2,479,732
                                                                                  --------------  --------------
       Total real estate loans                                                        56,872,727      51,735,246

Consumer and other loans
    Automobile                                                                         3,421,143       2,799,876
    Home equity                                                                        2,752,021       2,799,489
    Commercial                                                                         3,059,698       2,194,983
    Other                                                                              4,705,341       4,328,252
                                                                                  --------------  --------------
       Total consumer and other loans                                                 13,938,203      12,122,600
                                                                                  --------------  --------------
          Total loans                                                                 70,810,930      63,857,846

Less
    Undisbursed portion of construction loans                                         (1,058,371)       (800,834)
    Unearned discounts                                                                      (375)         (2,027)
    Deferred loan fees                                                                  (526,530)       (445,738)
    Allowance for loan losses                                                           (519,687)       (489,361)
                                                                                  --------------  --------------

                                                                                  $   68,705,967  $   62,119,886
                                                                                  --------------  --------------
                                                                                  --------------  --------------

Mortgage loans serviced for others are not included in the accompanying balance sheets. The unpaid principal balances of these loans were $19,687,000, $15,522,000 and $12,581,000 at June 30, 1999, 1998 and 1997, respectively.
Custodial escrow balances maintained in connection with the foregoing loan servicing were $125,895, $102,486 and $100,453 at June 30, 1999, 1998 and 1997
respectively.

Activity in the allowance for loan losses was as follows for the years ended June 30:


                                                                      1999             1998             1997
                                                                      ----             ----             ----

    Balance at beginning of year                                $      489,361    $      487,184  $      440,835
    Provision charged to operating expense                              60,000            60,000          60,000
    Loans charged-off                                                  (37,301)          (67,801)        (14,392)
    Recoveries                                                           7,627             9,978             741
                                                                --------------    --------------  --------------

       Balance at end of year                                   $      519,687    $      489,361  $      487,184
                                                                --------------    --------------  --------------
                                                                --------------    --------------  --------------




--------------------------------------------------------------------------------

                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 3 - LOANS RECEIVABLE, NET (Continued)

Impaired loans were as follows for the year ended June 30:

                                                                                       1998             1997
                                                                                       ----             ----

     Average investment in impaired loans                                         $      509,500   $      87,000
     Interest income recognized during impairment                                         61,700           8,400
     Cash-basis interest income recognized                                                61,700               -

Information regarding impaired loans at June 30 is as follows:

     Impaired loans with no allowance for loan losses allocated                   $            -   $           -
     Impaired loans with allowance for loan losses allocated                                   -         522,000
     Amount of allowance for loan losses allocated to impaired
       loans                                                                                   -          60,000

The above information reflects one commercial loan the Company had deemed impaired during 1998 and 1997. The Company did not have any impaired loans as of and during the year ended June 30, 1999.


NOTE 4 - PREMISES AND EQUIPMENT, NET

Premises and equipment were as follows at June 30:

                                                                                       1999             1998
                                                                                       ----             ----

     Land and land improvements                                                   $      438,281   $     438,281
     Buildings and improvements                                                        3,173,992       3,162,263
     Furniture and equipment                                                           1,767,600       1,577,280
                                                                                  --------------   -------------
         Total cost                                                                    5,379,873       5,177,824
     Less accumulated depreciation                                                    (2,639,936)     (2,551,710)
                                                                                  --------------   -------------

                                                                                  $    2,739,937   $   2,626,114
                                                                                  --------------   -------------
                                                                                  --------------   -------------



NOTE 5 - DEPOSITS

The aggregate amount of time deposit accounts with balances greater than or equal to $100,000 was $5,957,819 and $4,887,584 at June 30, 1999 and 1998.

At June 30, 1999, scheduled maturities of time deposits were as follows:

                           2000                                                   $   24,973,024
                           2001                                                        6,791,020
                           2002                                                        3,065,861
                           2003                                                        2,527,697
                           2004                                                        1,732,255
                                                                                  --------------

                                                                                  $   39,089,857
                                                                                  --------------
                                                                                  --------------



--------------------------------------------------------------------------------

                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 6 - FEDERAL HOME LOAN BANK (FHLB) ADVANCES

FHLB advances as of June 30 were as follows:

                                                                                       1999             1998
                                                                                       ----             ----
Single-maturity fixed rate advances maturing September of 1998 through December of 2001, with rates ranging from 5.09% to 6.14%, averaging 5.09% and 5.79%
     at June 30, 1999 and 1998                                                        $ 2,000,000      $ 7,000,000

Amortizable  fixed  rate  advance  maturing  July of 2000 at a
     rate of 5.46%                                                                        406,961          493,737

Variable rate advances maturing October of 1998 through June of 2000, with rates of 5.13% and 5.66% at June 30, 1999
     and 1998                                                                           3,500,000        1,000,000

Putable advances maturing July of 1998 through February of 2009, with rates ranging from 4.53% to 5.71% at June 30, 1999, averaging 5.36% and 5.48% at
     June 30, 1999 and 1998
                                                                                       14,750,000       14,250,000
                                                                                    -------------    -------------
                                                                                    $  20,656,961     $ 22,743,737
                                                                                    -------------    -------------
                                                                                    -------------    -------------

The variable rate advances carry the three-month LIBOR rate plus three basis points and are adjusted quarterly. For the putable advances, the FHLB has the option to convert to an adjustable rate of three-month LIBOR flat, adjusted quarterly. Depending on the advance, this option can be initially exercised one, two, three or five years after the purchase date and quarterly thereafter.

Pursuant to collateral agreements with the FHLB, advances are secured under a blanket collateral arrangement by securities and mortgage loans with a carrying value of approximately $59,821,000 at June 30, 1999.

The aggregate annual maturities of the advances are as follows for the years ended June 30:


                           2000                                                    $   3,574,756
                           2001                                                        2,082,205
                           2002                                                        2,000,000
                           2003                                                        6,000,000
                           2004                                                        1,000,000
                           Thereafter                                                  6,000,000
                                                                                   -------------

                                                                                   $  20,656,961
                                                                                   -------------
                                                                                   -------------


--------------------------------------------------------------------------------

                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 7 - EMPLOYEE BENEFIT PLANS

The Company maintains a noncontributory multi-employer defined-benefit pension plan covering substantially all employees. The plan is administered by the trustees of the Financial Institutions Retirement Fund. There is no separate valuation of plan benefits nor segregation of plan assets specifically for the Company because the plan is a multi-employer plan and separate actuarial valuations are not made with respect to each employer nor are the plan assets so segregated. Under the multi-employer plan, the Company made contributions and recognized pension expense of approximately $15,000 and $75,000 for the years ended June 30, 1999 and 1997. No contribution was required for the year ended June 30, 1998.

The Company also maintains a 401(k) profit sharing plan covering substantially all employees. The annual expense of the plan is based on 50% matching of voluntary employee contributions, up to 6% of individual compensation. Employee contributions vest immediately and the Company's matching contributions vest after six years. Contributions and related expenses attributable to the plan were approximately $21,000 for the year ended June 30, 1999 and $19,000 for the years ended June 30, 1998 and 1997.


NOTE 8 - STOCK BASED COMPENSATION PLANS

EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP"): An ESOP was established for the benefit of substantially all employees. Contributions to the ESOP are made by the Company and may be made in the form of cash or the Company's common stock.

To fund the plan, the ESOP borrowed $687,700 from the Company for the purpose of purchasing 75,647 shares of stock at $9.09 per share. The original loan agreement was modified in May 1996 to provide for principal and interest payments on the loan to be paid in equal annual installments over a nine-year period ending June 30, 2005. The loan is collateralized by the unallocated shares of the Company's common stock purchased with the loan proceeds and will be repaid by the ESOP with funds from the Company's contributions to the ESOP and earnings on ESOP assets. For the years ended June 30, 1999 and 1998, approximately $70,000 in principal payments were made on the loan.

Shares are allocated among participants each June 30 on the basis of principal payments made by the ESOP on the loan from the Company, according to each participant's relative compensation. ESOP participants are entitled to receive distributions from their ESOP accounts only upon termination of service.

During 1999, 7,704 shares with an average fair value of $13.96 per share were committed to be released, resulting in ESOP compensation expense of $107,543. During 1998, 7,704 shares with an average fair value of $17.64 per share were committed to be released, resulting in ESOP compensation expense of $135,867. During 1997, 7,565 shares with an average fair value of $12.65 per share were committed to be released, resulting in ESOP compensation expense of $95,729.

Shares held by the ESOP at June 30 are as follows:

                                                                                   1999           1998
                                                                                   ----           ----

         Allocated to participants                                                  29,275          21,572
         Unearned                                                                   46,372          54,075
                                                                                ----------     -----------

              Total ESOP shares                                                     75,647          75,647
                                                                                ----------     -----------
                                                                                ----------     -----------
              Fair value of unearned shares                                     $  604,227     $   952,456
                                                                                ----------     -----------
                                                                                ----------     -----------


--------------------------------------------------------------------------------

                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 8 - STOCK BASED COMPENSATION PLANS (Continued)

All share and per share amounts have been retroactively adjusted for the October of 1998 10% stock dividend.

RECOGNITION AND RETENTION PLAN ("RRP") AND STOCK OPTION AND INCENTIVE PLAN ("SOP"): An RRP and SOP were established to reward directors and certain officers of the Company for their contributions, and to encourage them to remain with the Company and continue to promote the Company's growth and profitability. The RRP is a restricted stock award plan. RRP awards vest in five annual installments subject to the continuous employment of the recipients. Compensation expense for the RRP is recognized on a pro-rata basis over the vesting period of the awards. During the years ended June 30, 1999, 1998 and 1997, $85,938, $76,529 and $69,180 was charged to compensation expense for the RRP. The unearned balance of the RRP is shown as a reduction to shareholders' equity. SOP options are granted at the market price of the Company's stock on the date of grant and vest in five equal annual installments and expire 10 years from the date of grant. The RRP and SOP are administered by a committee of Directors of the Company. This committee selects recipients and terms of awards pursuant to the plans. The total shares made available under the RRP and SOP plans were 37,824 and 94,558, respectively.

The following proforma information presents net income and earnings per share had the fair value method been used to measure compensation cost for stock options granted during fiscal 1999, 1998, and 1997. No compensation cost was actually recognized for stock options for the years ended June 30, 1999, 1998 and 1997.


                                                                            1999           1998          1997
                                                                            ----           ----          ----

     Net income as reported                                             $   597,808    $   822,478   $   509,526
     Proforma net income                                                    567,504        792,175       479,223

     Basic earnings per share as reported                                       .84           1.00           .61
     Proforma basic earnings per share                                          .80            .96           .57

     Diluted earnings per share as reported                                     .83            .97           .61
     Proforma diluted earnings per share                                        .79            .94           .57

     Weighted-average fair value of options granted
       during year                                                             2.22           2.56
-

In future years, the proforma effect of not applying the fair value method is expected to increase as additional options are granted.

The fair value of options granted during the years ended June 30, 1999 and 1998, respectively, is estimated using the following weighted-average information: risk-free interest rate of 5.00% and 5.25%, expected life of 7 years, expected monthly volatility of stock price of 5.48% and 4.82%, and expected dividends of 2.20% and 2.11% per year.


--------------------------------------------------------------------------------

                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 8 - STOCK BASED COMPENSATION PLANS (Continued)

At June 30, 1999, stock options outstanding were as follows:

     Number of options                                                  86,955
     Range of exercise price                                            $12.05-$14.89
     Weighted-average exercise price                                    $12.70
     Weighted-average remaining option life                             2.85 years
     For options now exercisable:
       Number                                                           37,345
       Weighted-average exercise price                                  $12.12

A summary of activity in the SOP and RRP Plans is as follows:

                                                               SOP                             RRP
                                                               ---                             ---

                                                                     Weighted                         Weighted
                                                                      Average                          Average
                                                                     Exercise                        Grant Date
                                                       Options         Price        Shares           Fair Value
                                                       -------         -----        ------           ----------

     Total options/shares available                     94,558                            37,824
     Balance outstanding
         July 1, 1996                                   64,350    $     12.05             28,600    $     12.09
                                                  ------------                     -------------

     Balance outstanding
         June 30, 1997                                  64,350          12.05             28,600          12.09

           Granted October 1, 1997                       4,400          14.89              1,100          12.09
                                                  ------------                     -------------

     Balance outstanding
         June 30, 1998                                  68,750          12.23             29,700          12.09

           Granted October 28, 1998                     21,780          14.09              8,124          12.09
           Forfeited                                    (3,575)         12.05
                                                  ------------                     -------------

     Balance outstanding
         June 30, 1999                                  86,955          12.70             37,824          12.09
                                                  ------------                     -------------
                                                  ------------                     -------------

         Options/shares exercisable
           (vested)                                     37,345                            18,583
                                                  ------------                     -------------
                                                  ------------                     -------------
         Options/shares available for
           future grant                                  7,603                                 -
                                                  ------------                     -------------
                                                  ------------                     -------------

All share and per share amounts have been retroactively adjusted for the October of 1998 10% stock dividend.


--------------------------------------------------------------------------------

                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 9 - INCOME TAXES

The Company and the Bank file a consolidated federal income tax return on a fiscal year basis. Prior to fiscal 1997, the Bank was allowed a bad debt deduction based on a percentage of taxable income. Tax legislation passed in August 1996 now requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in tax years after 1987. The related amount of deferred tax liability which must be recaptured is approximately $52,700 and is payable over a six-year period beginning no later than the tax year ended June 30, 1999. For the tax year ended June 30, 1999, one-sixth or $8,800 of the deferred tax liability is currently payable. The remaining deferred tax liability of $43,900 will be recaptured over the five year period beginning June 30, 2000 through June 30, 2004.

The consolidated provision for federal income taxes consisted of the following for the years ended June 30:


                                                                            1999           1998          1997

     Current expense                                                     $   231,910   $   345,501   $   304,410
     Deferred expense (benefit)                                              (34,098)      (25,661)      (35,000)
                                                                         -----------   -----------   -----------

                                                                         $   197,812   $   319,840   $   269,410
                                                                         -----------   -----------   -----------
                                                                         -----------   -----------   -----------


The consolidated federal income tax expense differs from that computed by applying the statutory corporate federal income tax rate of 34% as follows for the years ended June 30:


                                                                            1999           1998          1997
                                                                            ----           ----          ----

Income taxes computed at statutory federal rate                          $   270,511   $   388,388   $   264,838
Increase (decrease) in taxes resulting from
     Low income housing tax credit                                           (61,343)      (59,127)      (28,025)
     ESOP expense (market value in excess of
       cost on released shares)                                               12,750        22,385         9,166
     Other                                                                   (24,106)      (31,806)       23,431
                                                                         -----------   -----------   -----------

                                                                         $   197,812   $   319,840   $   269,410
                                                                         -----------   -----------   -----------
                                                                         -----------   -----------   -----------
     Effective tax rate                                                       24.9%          28.0%         34.6%
                                                                              ----           ----          ----
                                                                              ----           ----          ----


Deferred tax assets and liabilities consist of the following at June 30:


                                                                                           1999          1998
                                                                                           ----          ----

         Deferred tax assets
             Bad debts                                                                 $   132,748   $   113,634
             Deferred loan fees                                                             26,581        22,486
             Pension costs                                                                  13,656         8,500
             Deferred compensation                                                          22,532        14,214
             RRP expense                                                                    15,670         9,727
             Non-accrual loan interest                                                      24,375         9,821
             Unrealized loss on securities available for sale                                  443             -
                                                                                       -----------   -----------
                Total deferred tax assets                                                  236,005       178,382

         Deferred tax liabilities
             Depreciation                                                                 (143,131)     (143,743)
             Mortgage servicing rights                                                     (22,765)            -
             Other                                                                         (15,704)      (14,775)
                                                                                       -----------   -----------
                Total deferred tax liabilities                                            (181,600)     (158,518)
                                                                                       -----------   -----------

         Net deferred tax asset (liability)                                            $    54,405   $    19,864
                                                                                       -----------   -----------
                                                                                       -----------   -----------



--------------------------------------------------------------------------------

                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 9 - INCOME TAXES (Continued)

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits related to such assets will not be realized. Management has determined that no such allowance is required at June 30, 1999 and 1998.

Retained earnings at June 30, 1999 and 1998 includes approximately $1,314,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $447,000 at June 30, 1999 and 1998.


NOTE 10 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic and diluted earnings per share for the years ended June 30 are as follows:


                                                                            1999           1998          1997
                                                                            ----           ----          ----

     Basic earnings per share
         Net income available to common shareholders                     $   597,808   $   822,478   $   509,526
                                                                         -----------   -----------   -----------
         Weighted average common shares outstanding                          712,469       825,163       833,511
                                                                         -----------   -----------   -----------
         Basic earnings per share                                        $       .84   $      1.00   $       .61
                                                                         -----------   -----------   -----------
                                                                         -----------   -----------   -----------

     Diluted earnings per share
         Net income available to common shareholders                     $   597,808   $   822,478   $   509,526
                                                                         -----------   -----------   -----------
                                                                         -----------   -----------   -----------

         Weighted average common shares outstanding                          712,469       825,163       833,511
         Add:  dilutive effects of assumed exercise of stock
           options and unvested RRP shares
              Stock options                                                    8,711        20,230         1,326
              RRP shares                                                           -           166             -
                                                                         -----------   -----------   -----------
         Weighted average common and dilutive potential
           common shares outstanding                                         721,180       845,559       834,837
                                                                         -----------   -----------   -----------
         Diluted earnings per share                                      $       .83   $       .97   $       .61
                                                                         -----------   -----------   -----------
                                                                         -----------   -----------   -----------

Stock options for 4,400 and 21,450 shares of common stock were not considered in the computation of diluted earnings per share for the years ended June 30, 1999 and 1997, respectively, as they were antidilutive. In addition, unvested RRP shares were not considered in the computation of diluted earnings per share for the years ended June 30, 1999 and 1997 as they were antidilutive. All share and per share amounts have been retroactively adjusted for the October of 1998 10% stock dividend.


--------------------------------------------------------------------------------

                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 11 - REGULATORY CAPITAL

Savings institutions insured by the FDIC must meet various regulatory capital requirements. If a requirement is not met, regulatory authorities may take legal or administrative action, including restrictions on growth or operations or, in extreme cases, seizure.

At June 30, the Bank's actual and required capital amounts and ratios (in thousands) were:

                                                                                                   To be Well
                                                                     Minimum Required           Capitalized Under
                                                                        for Capital             Prompt Corrective
                                               Actual                Adequacy Purposes          Action Provisions
                                        Amount        Ratio        Amount         Ratio      Amount        Ratio
                                        ------        -----        ------         -----      ------        ------



1999
Total Capital (to risk weighted
  assets)                              $  10,304      19.06%     $   4,326        8.00%     $  5,407       10.00%
Tier 1 (Core) Capital (to risk
  weighted assets)                         9,786      18.10          2,163        4.00         3,244        6.00
Tier 1 (Core) Capital (to adjusted
  total assets)                            9,786       9.76          3,007        3.00         5,012        5.00
Tangible Capital (to adjusted
  total assets)                            9,786       9.76          1,503        1.50           N/A



1998
Total Capital (to risk weighted
  assets)                              $  12,060      23.29%     $   4,142        8.00%     $  5,177       10.00%
Tier 1 (Core) Capital (to risk
  weighted assets)                        11,573      22.35          2,071        4.00         3,106        6.00
Tier 1 (Core) Capital (to adjusted
  total assets)                           11,573      11.74          2,958        3.00         4,930        5.00
Tangible Capital (to adjusted
  total assets)                           11,573      11.74          1,479        1.50           N/A


At June 30, 1999, the Bank was categorized as well capitalized.

The Qualified Thrift Lender ("QTL") test requires that approximately 65% of assets be maintained in housing-related finance and other specified areas. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that the QTL test has been met.

Regulations of the Office of Thrift Supervision ("OTS") limit the amount of dividends and other capital distributions that may be paid by a savings institution without prior approval of the OTS. The regulatory restriction is based on a three-tiered system with the greatest flexibility being afforded to well-capitalized (Tier 1) institutions. The Bank is currently a Tier 1 institution. Accordingly, the Bank can make, without prior regulatory approval, distributions during a calendar year up to 100% of its net income to date during the calendar year plus an amount that would reduce by up to one-half the amount of its capital which exceeds its most stringent capital requirement as of the beginning of the calendar year.


--------------------------------------------------------------------------------

                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 11 - REGULATORY CAPITAL (Continued)

At the time of conversion to a stock savings bank, the Bank established a liquidation account of $5,507,290 which was equal to its total net worth as of the date of the latest balance sheet appearing in the final conversion prospectus. The liquidation account is maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account is reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases in a deposit account will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The Bank may not pay dividends that would reduce shareholders' equity below the required liquidation account balance.

Under the most restrictive of the dividend limitations described above, at June 30, 1999, approximately $3,288,000 was available to the Bank for the payment of dividends to the holding company.


NOTE 12 - STOCK REPURCHASE PROGRAMS

During fiscal 1999 and 1998, the Company repurchased and subsequently retired 167,000 and 45,350 shares of its common stock at an average price of $14.15 and $18.17 per share after receiving regulatory approval. All share and per share amounts have been retroactively adjusted for the October of 1998 10% stock dividend.


NOTE 13 - COMMITMENTS AND CONTINGENCIES AND FINANCIAL INSTRUMENTS
  WITH OFF-BALANCE-SHEET RISK

Some financial instruments are used in the normal course of business to meet the financing needs of customers. These financial instruments include commitments to make loans and loans-in-process. The contractual amount of these financial instruments are as follows at June 30:


                                                                                       1999             1998
                                                                                       ----             ----

         Fixed rate                                                                $   1,065,050   $   2,185,648
         Variable rate                                                                 1,251,242         850,500
                                                                                   -------------   -------------

                                                                                   $   2,316,292   $   3,036,148
                                                                                   -------------   -------------
                                                                                   -------------   -------------


Loan commitments generally have terms of 30 days and contractual interest rates ranging from 7.125% to 9.75%. Fees received in connection with these commitments have not been recognized in income.

Additionally, at June 30, 1999 and 1998, the Company had outstanding unused lines of credit and letters of credit aggregating approximately $3,247,000 and $2,693,000.

Commitments to make loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since certain commitments to make loans and lines of credit expire without being used, the amount does not necessarily represent future cash commitments. The Company's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of these instruments. The Company follows the same credit policy to make such commitments as is followed for those loans recorded in the consolidated balance sheets. No losses are anticipated as a result of these transactions.


--------------------------------------------------------------------------------

                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------



NOTE 13 - COMMITMENTS AND CONTINGENCIES AND FINANCIAL INSTRUMENTS
  WITH OFF-BALANCE-SHEET RISK (Continued)

The Company has entered into an employment agreement and severance agreements with certain officers of the Company. The employment agreement provides for a term of three years and a salary and performance review by the Board of Directors not less often than annually, as well as inclusion of the employee in any formally established employee benefit, bonus, pension and profit-sharing plans for which senior management personnel are eligible. The agreement may be extended for one-year periods as determined by the Board of Directors. Under the terms of the agreement, certain events leading to termination from the Company could result in a cash payment of approximately three times the affected employee's compensation. The severance agreements are for a period of two years and may be extended for one-year periods as determined by the Board of Directors. They provide for benefits of up to two times base compensation to the employees upon a change in control of the Bank or the Company.

In addition, the Company is a party to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the Company's consolidated financial position or results of operations.


NOTE 14 - RELATED PARTY TRANSACTIONS

The Company has granted loans to related parties, which include executive officers, directors and their affiliates. A summary of activity of related party loans aggregating $60,000 or more to any one related party at June 30 is as follows:


                                                                                           1999          1998
                                                                                           ----          ----

     Beginning balance                                                                 $   892,078   $   594,463
     New loans                                                                             543,000       437,515
     Repayments and renewals                                                              (581,711)     (193,747)
     Other changes                                                                          74,081        53,847
                                                                                       -----------   -----------

         Ending balance                                                                $   927,448   $   892,078
                                                                                       -----------   -----------
                                                                                       -----------   -----------


Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period and disbursements on equity lines of credit.

Related party deposits totaled approximately $738,000 and $480,000 at June 30, 1999 and 1998.


--------------------------------------------------------------------------------

                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Presented below is condensed financial information for Three Rivers Financial
Corporation:

                            CONDENSED BALANCE SHEETS
                             June 30, 1999 and 1998



                                                                                       1999               1998
                                                                                       ----               ----
    ASSETS
    Cash and cash equivalents                                                      $      318,228   $       253,384
    Investment in subsidiary                                                            9,815,556        11,611,769
    Securities held to maturity                                                           250,000           250,000
    Loan receivable from subsidiary bank                                                  100,000           200,000
    Loan receivable from ESOP                                                             421,538           491,582
    Other assets                                                                            5,512             5,488
                                                                                   --------------   ---------------

      Total assets                                                                 $   10,910,834   $    12,812,223
                                                                                   --------------   ---------------
                                                                                   --------------   ---------------
    LIABILITIES                                                                    $      121,774   $       124,371

    SHAREHOLDERS' EQUITY                                                               10,789,060        12,687,852
                                                                                   --------------   ---------------

       Total liabilities and shareholders' equity                                  $   10,910,834   $    12,812,223
                                                                                   --------------   ---------------
                                                                                   --------------   ---------------



                     CONDENSED STATEMENTS OF INCOME
                          For the years ended
                      June 30, 1999, 1998 and 1997


                                                                      1999             1998             1997
                                                                      ----             ----             ----
    Operating income
       Interest                                                  $        39,512   $       47,738   $        52,535
       Dividends from subsidiary bank                                  2,700,000          400,000           300,000
       Other                                                              13,500           13,563            13,500
                                                                 ---------------   --------------   ---------------
                                                                       2,753,012          461,301           366,035
    Operating expense                                                    141,729          139,878           153,704
                                                                 ---------------   --------------   ---------------


    INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED
      INCOME OF SUBSIDIARY                                             2,611,283          321,423           212,331

    Equity in undistributed (excess distributed)
      income of subsidiary                                            (2,013,475)         501,055           297,195
                                                                 ---------------   --------------   ---------------


    NET INCOME                                                   $       597,808   $      822,478   $       509,526
                                                                 ---------------   --------------   ---------------
                                                                 ---------------   --------------   ---------------

Other comprehensive income and comprehensive income are equal to the amounts reported for the consolidated Company for 1999, 1998 and 1997 as disclosed in the Consolidated Statements of Comprehensive Income.


--------------------------------------------------------------------------------

                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

                                        CONDENSED STATEMENTS OF CASH FLOWS
                                              For the years ended
                                          June 30, 1999, 1998 and 1997


                                                                      1999             1998             1997
                                                                      ----             ----             ----

    CASH FLOWS FROM OPERATING ACTIVITIES
       Net income                                                $       597,808   $      822,478   $       509,526
       Adjustments to reconcile net income to net cash
         from operating activities
          Equity in (undistributed) excess distributed
            income of subsidiary                                       2,013,475         (501,055)         (297,195)
          Decrease (increase) in other assets                                (24)              24              (501)
          Increase (decrease) in other liabilities                        (2,597)          25,856           (29,138)
                                                                 ---------------   --------------   ---------------
              Net cash from operating activities                       2,608,662          347,303           182,692

    CASH FLOWS FROM INVESTING ACTIVITIES
       Repayments on loan from subsidiary bank                           100,000          750,000           550,000
       Repayments on loan from ESOP                                       45,403           46,229            46,936
                                                                 ---------------   --------------   ---------------
              Net cash from investing activities                         145,403          796,229           596,936

    CASH FLOWS FROM FINANCING ACTIVITIES
       Purchase of common stock                                       (2,362,226)        (824,173)         (387,537)
       Cash dividends paid                                              (326,995)        (325,593)         (269,752)
                                                                 ---------------   --------------   ---------------
          Net cash from financing activities                          (2,689,221)      (1,149,766)         (657,289)
                                                                 ---------------   --------------   ---------------

    Net change in cash and cash equivalents                               64,844           (6,234)          122,339

    Cash and cash equivalents at beginning of period                     253,384          259,618           137,279
                                                                 ---------------   --------------   ---------------

    CASH AND CASH EQUIVALENTS AT END OF PERIOD                   $       318,228   $      253,384   $       259,618
                                                                 ---------------   --------------   ---------------
                                                                 ---------------   --------------   ---------------




--------------------------------------------------------------------------------

                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 16 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair values of the Company's financial instruments and the related carrying values at June 30, 1999 and 1998.


                                                           1999                             1998
                                                          ------                           ------
                                                 Carrying          Estimated         Carrying           Estimated
                                                   Value          Fair Value           Value           Fair Value
                                                   -----          ----------           -----           ----------
FINANCIAL ASSETS
   Cash and cash equivalents                 $     7,966,029    $   7,966,000     $   12,281,077    $    12,281,000
   Interest-earning time deposits in
     other financial institutions                  4,154,960        4,156,000          4,064,980          4,072,000
   Securities available for sale                   1,771,920        1,772,000            725,036            725,000
   Securities held to maturity                    12,240,083       12,239,000         14,277,573         14,388,000
   Loans receivable, net of allowance
     for loan losses                              68,705,967       68,974,000         62,119,886         62,824,000
   Federal Home Loan Bank stock                    1,162,200        1,162,000          1,162,200          1,162,000
   Accrued interest receivable                       481,286          481,000            467,691            468,000

FINANCIAL LIABILITIES
   Demand and savings deposits                   (28,070,509)     (28,071,000)       (24,387,019)       (24,387,000)
   Time deposits                                 (39,089,857)     (38,885,000)       (37,128,630)       (37,191,000)
   Borrowed funds                                (20,656,961)     (20,343,000)       (22,743,737)       (22,590,000)
   Advance payments by borrowers
     for taxes and insurance                        (463,129)        (463,000)          (531,757)          (532,000)
   Accrued interest payable                          (93,500)         (94,000)           (95,768)           (96,000)

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of June 30, 1999 and 1998. The estimated fair value for cash and cash equivalents, the allowance for loan losses, Federal Home Loan Bank stock, accrued interest receivable, demand and savings deposits, advances from borrowers for taxes and insurance, and accrued interest payable is considered to approximate cost. The estimated fair value of interest-earning time deposits is based on offering rates for such instruments, applied for the time period until maturity. The estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans is based on estimates of the rate the Bank would charge for similar such loans, applied for the time period until estimated repayment. The estimated fair value for time deposits and borrowed funds is based on estimates of the rate the Bank would pay on such deposits or borrowings, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximate cost and are not considered significant to this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values should not be considered to apply at subsequent dates.

In addition, other assets and other liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, non-financial instruments typically not recognized in financial statements may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill and similar items.



--------------------------------------------------------------------------------

                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 17 - FEDERAL DEPOSIT INSURANCE PREMIUM

The deposits of savings associations such as the Bank are insured by the Savings Association Insurance Fund ("SAIF"). A recapitalization plan signed into law on September 30, 1996 provided for a one-time assessment of 65.7 basis points per $100 of SAIF-insured deposits as of March 31, 1995. Based on the Bank's deposits as of that date, a one-time assessment of approximately $411,000 was paid and recorded as federal deposit insurance premium expense for the year ended June 30, 1997.


NOTE 18 - IMPACT OF NEW ACCOUNTING STANDARDS

Beginning July 1, 2000, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This is not expected to have a material effect but the effect will depend on derivative holdings when this standard applies.


NOTE 19 - MERGER AGREEMENT (EVENT SUBSEQUENT TO DATE OF AUDITOR'S REPORT)

On September 21, 1999, the Company announced that it had agreed to merge with Peoples Bancorp of Auburn, Indiana. The transaction will be a tax-free exchange, accounted for as a purchase. It is subject to shareholder and regulatory approval, and is anticipated to be effective in the first quarter of 2000. The exchange ratio is planned to be 1.08 shares of Peoples for one share of Three Rivers.



--------------------------------------------------------------------------------

                              BOARD OF DIRECTORS OF
                     THREE RIVERS FINANCIAL CORPORATION AND
                               FIRST SAVINGS BANK

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                Stephen R. Olson
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                         MANAGER, MORTON BUILDINGS, INC.

                                G. Richard Gatton
                     PRESIDENT, CHIEF EXECUTIVE OFFICER, AND
                                    DIRECTOR

                                 Larry A. Clark
                                    DIRECTOR
                              RETIRED GTE EXECUTIVE

                               G. Verglea Gotfryd
                                    DIRECTOR
                          RETIRED LIFE INSURANCE AGENT

                                Philip Halverson
                                    DIRECTOR
                            RETIRED FUNERAL DIRECTOR

                              Thomas O. Monroe, Sr.
                                    DIRECTOR
                     CHAIRMAN EMERITUS, JOHNSON CORPORATION

                                 John A. Mathews
                                DIRECTOR EMERITUS
                               RETIRED OPTOMETRIST

















                       OFFICERS OF THREE RIVERS FINANCIAL
                                  CORPORATION

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                G. Richard Gatton
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                  Martha Romig
                             SENIOR VICE-PRESIDENT,
                            SECRETARY, TREASURER AND
                             CHIEF FINANCIAL OFFICER


                         OFFICERS OF FIRST SAVINGS BANK

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                G. Richard Gatton
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                  Martha Romig
                             SENIOR VICE-PRESIDENT,
                            SECRETARY, TREASURER AND
                             CHIEF FINANCIAL OFFICER

                                 William F. Cody
                                 VICE-PRESIDENT

                                Jeffery H. Gatton
                            VICE-PRESIDENT, MANAGER-
                                INDIANA DIVISION

                                R. Orville Poling
                                 VICE-PRESIDENT

                                   Susan Lowry
                          ASSISTANT VICE-PRESIDENT AND
                               ASSISTANT TREASURER

                                 Joyce Shidaker
                          ASSISTANT VICE-PRESIDENT AND
                             SECRETARY OF THE BOARD

                                  Christy Linn
                           BANKING SERVICES OFFICE AND
                                 BRANCH MANAGER

                                 Rhonda Skinner
                         LOAN OFFICER AND SUPERVISOR OF
                               LENDING OPERATIONS

                                  Betty Kipker
                                 SAVINGS OFFICER

                                  STOCK LISTING

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The common stock of Three Rivers Financial Corporation is listed on the American Stock Exchange under the symbol "THR".


                              SHAREHOLDER SERVICES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


Registrar and Transfer Company serves as transfer agent and dividend distributing agent for TRFC's shares. Communications regarding change of address, transfer of shares, lost certificates, and dividends should be sent to:

                         REGISTRAR AND TRANSFER COMPANY
                                10 COMMERCE DRIVE
                             CRANFORD, NJ 07016-3572
                                 (800) 346-6084


                                 ANNUAL MEETING

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The Annual Meeting of Shareholders of Three Rivers Financial Corporation will be held on _______ __, ____, at ____ _.m., local time, at the Carnegie Center for the Arts, Three Rivers, Michigan. Shareholders are cordially invited to attend.


                                  LEGAL COUNSEL

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         Manatt, Phelps & Phillips, LLP
                              1501 M Street, N.W.
                                   Suite 700
                             Washington, D.C. 20005


                          ANNUAL REPORT ON FORM 10-KSB

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

A copy of TRFC's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:


                       THREE RIVERS FINANCIAL CORPORATION
                               123 PORTAGE AVENUE
                             THREE RIVERS, MI 49093
                              ATTENTION: PRESIDENT

                                CORPORATE OFFICE
                               123 Portage Avenue
                          Three Rivers, Michigan 49093
                                 (616) 279-5117









         SCHOOLCRAFT BRANCH                    UNION BRANCH                    THREE RIVERS BRANCH
           500 NORTH GRAND                     15534 U.S. 12                1213 WEST MICHIGAN AVENUE
     SCHOOLCRAFT, MICHIGAN 49087           UNION, MICHIGAN 49130          THREE RIVERS, MICHIGAN 49093
           (616) 679-5271                     (616) 641-7979                     (616) 273-8681

                 HOWE BRANCH                     MIDDLEBURY BRANCH
             303 DEFIANCE STREET                  420 NORTH MAIN
             HOWE, INDIANA 46746             MIDDLEBURY, INDIANA 46540
               (219) 562-3300                     (219) 825-2255

                                                                    ANNEX H

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                   FORM 10-QSB

(X) QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

      For the quarterly period ended September 30, 1999

( ) TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    AND EXCHANGE ACT OF 1934

     For the transition period from         to
                                    -------     ----------

     Commission File No. 1-13826

                       THREE RIVERS FINANCIAL CORPORATION
                       ----------------------------------
             (Exact name of registrant as specified in its charter)


        Delaware                                         38-3235452
        --------                                         ----------
(State or other jurisdiction of                     (IRS Employer ID No)
 Incorporation or organization)

                123 Portage Avenue, Three Rivers, Michigan       49093
                ------------------------------------------------------
               (Address of principal executive offices)      (Zip Code)

                                 (616) 279-5117
                                 --------------
               Registrant's telephone number, including area code

                                       N/A
                                       ---
       Former name, address, and fiscal year, if changed since last report

         Check whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the
past 90 days. YES X      NO
                 ----      ----

         Indicate the number of shares outstanding of each of the registrant's classes of common equity as of the latest practicable date:

         702,734 shares of Common Stock, Par Value $.01 per share as of November 5, 1999

         Transitional Small Business Disclosure Format (check one): Yes  ; No X
                                                                       --    ---

                       THREE RIVERS FINANCIAL CORPORATION
                             THREE RIVERS, MICHIGAN

                                   FORM 10-QSB

                                      INDEX


PART I.           FINANCIAL INFORMATION

         Item 1.      Financial Statements

                      Consolidated Balance Sheets (Unaudited)
                      September 30, 1999 and June 30, 1999                                          1

                      Consolidated Statements of Income (Unaudited)
                      Three months ended September 30, 1999 and 1998                                2

                      Condensed Consolidated Statement of Changes in Shareholders'
                      Equity (Unaudited)
                      Three months ended September 30, 1999                                         4

                      Consolidated Statements of Cash Flows (Unaudited)
                      Three months ended September 30, 1999 and 1998                                5

                      Notes to Unaudited Consolidated Financial Statements                          7

         Item 2.      Management's Discussion and Analysis of Financial Condition and
                      Results of Operations                                                        12

PART II.          OTHER INFORMATION

                      Items 1-6                                                                    16

                      Signatures                                                                   17


THREE RIVERS FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS
September 30, 1999 and June 30, 1999

--------------------------------------------------------------------------------

                                                                              September 30,         June 30,
                                                                                   1999               1999
                                                                               -------------    -------------
                                                                               (unaudited)
ASSETS
Cash and due from other financial institutions                                 $   3,386,049    $   3,439,860
Interest-earning deposits with other financial institutions                        2,168,679        4,526,169
                                                                               -------------    -------------
         Cash and cash equivalents                                                 5,554,728        7,966,029
Interest-earning time deposits in other financial institutions                     4,254,960        4,154,960
Securities available for sale                                                      2,005,943        1,771,920
Securities held to maturity (fair value: $12,775,512 at
     September 30, 1999 and $12,239,450 at June 30, 1999)                         12,757,389       12,240,083
Loans receivable, net of allowance for loan losses of
     $535,090 at September 30, 1999 and $519,687 at June 30, 1999                 69,490,220       68,705,967
Federal Home Loan Bank Stock                                                       1,162,200        1,162,200
Accrued interest receivable                                                          430,236          481,286
Premises and equipment, net                                                        2,663,275        2,739,937
Investment in low-income housing partnership                                         361,257          373,754
Other assets                                                                         819,206          809,395
                                                                               -------------    -------------
                Total assets                                                   $  99,499,414    $ 100,405,531
                                                                               -------------    -------------
                                                                               -------------    -------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
         Demand deposits                                                       $   3,024,116    $   4,025,494
         Savings and NOW deposits                                                 23,732,154       24,045,015
         Time deposits                                                            37,920,661       39,089,857
                                                                               -------------    -------------
                Total deposits                                                    64,676,931       67,160,366
         Federal Home Loan Bank advances                                          22,582,205       20,656,961
         Advance payments by borrowers for taxes and insurance                       396,200          463,129
         Due to low-income housing partnership                                       253,058          253,058
         Accrued expenses and other liabilities                                      693,335        1,082,957
                                                                               -------------    -------------
                Total liabilities                                                 88,601,729       89,616,471

Shareholders' equity
         Preferred stock, par value $0.01; 500,000 shares authorized;
            none outstanding

         Common stock, par value $0.01; 2,000,000 shares authorized; 702,734 shares issued and outstanding at September 30, 1999 and
            June 30, 1999 respectively                                                 7,027            7,027
         Additional paid-in-capital                                                5,569,461        5,563,848
         Retained earnings                                                         5,930,002        5,851,942
         Accumulated other comprehensive income, net of tax of $1,074 at
            September 30, 1999 and ($433) at June 30, 1999                             2,086             (860)
                                                                               -------------    -------------
                                                                                  11,508,576       11,421,957
         Unearned Employee Stock Ownership Plan shares                              (421,538)        (421,538)
         Unearned Recognition and Retention Plan shares                             (189,353)        (211,359)
                                                                               -------------    -------------
                Total shareholders' equity                                        10,897,685       10,789,060
                                                                               -------------    -------------
                     Total liabilities and shareholders' equity                $  99,499,414    $ 100,405,531
                                                                               -------------    -------------
                                                                               -------------    -------------

--------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

                                       1.

THREE RIVERS FINANCIAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
Three Months ended September 30, 1999 and 1998
(Unaudited)


--------------------------------------------------------------------------------



                                                         1999         1998
                                                     -----------   ----------
Interest income
     Loans Receivable                                 $1,497,958   $1,368,685
     Securities                                          216,730      232,440
     Other interest and dividend income                  139,571      222,842
                                                      ----------   ----------
          Total interest income                        1,854,259    1,823,967

Interest expense
     Deposits                                            677,326      696,669
     Borrowed funds                                      302,277      312,972
                                                      ----------   ----------
          Total interest expense                         979,603    1,009,641
                                                      ----------   ----------

NET INTEREST INCOME                                      874,656      814,326

Provision for loan losses                                 15,000       15,000
                                                      ----------   ----------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES      859,656      799,326

Noninterest income
     Loan servicing                                       36,065       28,081
     Net gains on sales of loans                          13,590       35,712
     Service charges on deposit accounts                  72,542       65,382
     Other income                                         37,492       44,621
                                                      ----------   ----------
                                                         159,689      173,796
                                                      ----------   ----------
Noninterest expense
     Compensation and benefits                           414,563      394,019
     Occupancy and equipment                             162,604      148,253
     SAIF deposit insurance premium                        9,458        9,325
     Advertising and promotion                            30,348       33,286
     Data processing                                      58,581       61,376
     Professional fees                                    49,925       25,233
     Printing, postage, stationery, and supplies          23,905       27,880
     Other                                                81,773       97,516
                                                      ----------   ----------
                                                         831,157      796,888

INCOME BEFORE INCOME TAXES                               188,188      176,234

Federal income tax expense                                36,609       32,700
                                                      ----------   ----------

NET INCOME                                            $  151,579   $  143,534
                                                      ----------   ----------


--------------------------------------------------------------------------------

                                  (Continued)

                                       2.

THREE RIVERS FINANCIAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (continued)
Three months ended September 30, 1999 and 1998
(Unaudited)

--------------------------------------------------------------------------------


                                                     1999         1998
                                                   ---------    ---------
Other comprehensive income
    Net change in unrealized gains on securities
         available for sale                            4,463        4,255
    Tax effects                                       (1,517)      (1,447)
                                                   ---------    ---------
             Total other comprehensive income          2,946        2,808
                                                   ---------    ---------
Comprehensive income                               $ 154,525    $ 146,342
                                                   ---------    ---------
                                                   ---------    ---------
Basis earnings per share                           $    0.24    $    0.18
                                                   ---------    ---------
                                                   ---------    ---------
Diluted earnings per share                         $    0.24    $    0.18
                                                   ---------    ---------
                                                   ---------    ---------

--------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

                                       3.

THREE RIVERS FINANCIAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY Three months ended September 30, 1999
(Unaudited)

--------------------------------------------------------------------------------



Balance at June 30, 1999                                             $10,789,060

Net income                                                               151,579

Effect of shares committed to be released by ESOP,                         5,612
      at market value

Cash dividends declared on common stock @ $0.115 per share               (73,518)

Amortization of 1,633 RRP shares                                          22,006

Net change in unrealized gains on securities
     available for sale, net of taxes                                      2,946
                                                                     -----------

Balance at September 30, 1999                                        $10,897,685
                                                                     -----------



--------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                       4.

THREE RIVERS FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Three months ended September 30, 1999 and 1998
(Unaudited)

--------------------------------------------------------------------------------



                                                                                  1999           1998
                                                                             ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
       Net income                                                            $   151,579    $   143,534
       Adjustments to reconcile net income to
         net cash provided by operating activities
            Depreciation of premises and equipment                                84,449         75,777
            Net accretion of securities                                           (4,034)       (14,838)
            Provision for loan losses                                             15,000         15,000
            RRP expense                                                           22,006         21,393
            ESOP expense                                                           5,612         12,568
            Loans originated for sale                                           (780,138)    (2,095,115)
            Proceeds from sale of loans held for sale                            793,728      2,130,827
            Net realized gains on sales of loans                                 (13,590)       (35,712)
            Change in
                  Accrued interest receivable and other assets                    41,239         89,650
                  Accrued expenses and other liabilities                        (391,139)      (224,212)
                                                                             -----------    -----------
                       Net cash provided by (used in) operating activities       (75,288)       118,872


CASH FLOWS FROM INVESTING ACTIVITIES
       Net increase in interest-earning time
         deposits with other financial institutions                             (100,000)      (188,980)
       Net increase in loans                                                    (799,253)      (704,188)
       Net purchases of premises and equipment                                    (7,787)       (64,194)
       Securities available for sale:
            Purchases                                                           (492,345)          --
            Paydowns                                                             256,430          8,219
       Securities held to maturity
            Purchases                                                         (1,412,699)    (1,316,243)
            Calls and maturities                                                    --        1,500,000
            Paydowns                                                             905,782        988,157
       Net investment in low-income housing partnership                           12,497         12,497
                                                                             -----------    -----------
                  Net cash provided by (used in) investing activities         (1,637,375)       235,268



--------------------------------------------------------------------------------

                                  (Continued)

                                       5.

THREE RIVERS FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Three months ended September 30, 1999 and 1998
(Unaudited)

--------------------------------------------------------------------------------



                                                                               1999           1998
                                                                          -------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES
        Net change in deposits                                            $ (2,483,435)   $  2,762,813
        Net change in advances from borrowers for taxes
           and insurance                                                       (66,929)       (127,848)
        Proceeds from FHLB advances                                          2,000,000            --
        Repayments of FHLB advances                                            (74,756)     (1,586,776)
        Cash dividends paid                                                    (73,518)        (83,830)
        Purchase of common stock                                                  --           (82,800)
                                                                          ------------    ------------
                    Net cash provided by (used in) financing activities       (698,638)        881,559
                                                                          ------------    ------------

Net change in cash and cash equivalents                                     (2,411,301)      1,235,699

Cash and cash equivalents at beginning of period                             7,966,029      12,281,077
                                                                          ------------    ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                $  5,554,728    $ 13,516,776
                                                                          ------------    ------------
                                                                          ------------    ------------
Supplemental disclosures of cash flow information
        Cash paid for
              Interest                                                    $    957,146    $    993,152
              Income taxes                                                           0          79,375



--------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                                       6.

THREE RIVERS FINANCIAL CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended September 30, 1999

NOTE 1 - BASIS OF PRESENTATION

NATURE OF OPERATIONS: The consolidated financial statements include the accounts of Three Rivers Financial Corporation ("the Company"), First Savings Bank ("the Bank") and Alpha Financial, Inc ("Alpha"). The Company is a savings and loan holding company located in Three Rivers, Michigan and owns all of the outstanding stock of the Bank. Alpha is a wholly-owned subsidiary of the Bank. The Company was organized in April 1995 for the purpose of owning all of the outstanding stock of the Bank.

The Bank grants residential and commercial real estate and consumer loans, accepts deposits and engages in mortgage banking activities. Substantially all loans are secured by specific items of collateral including residences, business assets and consumer assets. The Bank services its customers, which are primarily located in southwestern Michigan and the central portion of northern Indiana, through its main office in Three Rivers and five other offices located in its market area. The primary business of Alpha is to own and receive the dividend income from stock holdings in MMLIC Life Insurance Company.

BASIS OF PRESENTATION: The accompanying unaudited consolidated financial statements were prepared in accordance with instructions for Form 10-QSB and, therefore, do not include all disclosures required by generally accepted accounting principles for complete presentation of financial statements. In the opinion of management, the consolidated financial statements contain all adjustments necessary to present fairly the consolidated balance sheets of Three Rivers Financial Corporation and its subsidiary First Savings Bank as of September 30, 1999 and June 30, 1999, and the consolidated statements of income for the three months ended September 30, 1999 and 1998 and the consolidated statements of cash flows for the three months ended September, 30, 1999 and 1998. All significant intercompany transactions and balances are eliminated in consolidation. The income reported for the three months ended September 30, 1999 is not necessarily indicative of the results that may be expected for the full year.



                                   (Continued)

                                       7.

THREE RIVERS FINANCIAL CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended September 30, 1999

NOTE 2 - BORROWINGS

Borrowings at September 30, 1999 consisted of advances from the Federal Home Loan Bank (FHLB) of Indianapolis, bearing rates from 4.53% to 5.71% at September 30, 1999. The borrowings are collateralized by the Company's single family whole loans, U. S. Government, federal agency and mortgage-backed securities under a blanket collateral agreement with the FHLB. Fixed rate advances include $2.3 million with maturities ranging from seven months to three years. Adjustable rate advances consist of $6.5 million with maturities ranging from nine months to four years. The adjustable rate advances are based on a rate indexed to the 3 month LIBOR rate which adjusts quarterly. The remaining $13.8 million of putable advances consist of maturities ranging from ten months to 9.5 years. For the putable advances, the FHLB has the option to convert to an adjustable rate of three-month LIBOR flat, adjusted quarterly.

NOTE 3 - EARNINGS PER COMMON SHARE

Earnings per common share is computed under the provisions of Statement of Financial Accounts Standards (SFAS) No. 128, EARNINGS PER SHARE. Unallocated ESOP shares and unearned recognition and retention plan shares are excluded from the weighted average number of shares outstanding used in the computation of earnings per share. Basic earnings per share is based on net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share shows the dilutive effect of additional common stock equivalents.

A reconciliation of the numerators and denominators of basic and dilutive earnings per common share for the periods ended September 30, 1999 and 1998 is presented below. All share and per share amounts have been retroactively adjusted for the October 28, 1998 stock dividend.



                                                Three Months Ended
                                                   September 30,

                                                  1999       1998
                                              --------   --------
BASIC EARNINGS PER SHARE

Net income available to common shareholders   $151,579   $143,534
                                              --------   --------

Weighted average common shares outstanding     639,788    792,888
                                              --------   --------

Basic earnings per share                      $   0.24   $   0.18
                                              --------   --------




                                   (Continued)

                                       8.

THREE RIVERS FINANCIAL CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended September 30, 1999

NOTE 3 - EARNINGS PER COMMON SHARE (Continued)



                                                  Three Months Ended
                                                     September 30,
                                                    1999       1998
                                                 ----------  ----------
DILUTED EARNINGS PER SHARE

Net income available to common shareholders      $151,579    $143,534
                                                 --------    --------

Weighted average common shares outstanding        639,788     792,888

Add: Dilutive effects of assumed exercises
     Stock options                                     14      14,212

Weighted average common and dilutive potential
     common shares outstanding                    639,802     807,100
                                                 --------    --------

Diluted earnings per share                       $   0.24    $   0.18
                                                 --------    --------



Unvested recognition and retention plan shares were antidilutive for the three months ended September 30, 1999 and 1998.


NOTE 4 - STOCK OPTIONS

The Company's Board of Directors has adopted a stock option plan. Under the terms of this plan, options for up to 94,558 shares of the Company's common stock may be granted to key management employees and directors of the Company and its subsidiaries. The exercise price of the options is determined at the time of grant by an administrative committee appointed by the Board of Directors.

SFAS No.123, which became effective for 1997, requires disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following proforma information presents net income and earnings per common share had the fair value been used to measure compensation cost for stock option plans. No compensation cost has been recognized for the stock options. No stock options were granted during the three months ended September 30, 1999 and 1998.


                                   (Continued)

                                       9.

THREE RIVERS FINANCIAL CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended September 30, 1999



NOTE 4 - STOCK OPTIONS (Continued)                Three Months Ended
                                                     September 30,

                                                  1999          1998
                                              -----------   -----------
Net income as reported                        $   151,579   $   143,534
Proforma net income                               141,023       135,394

Basic earnings per common share as reported   $      0.24   $      0.18
Diluted earnings per share as reported               0.24          0.18
Proforma basic earnings per common share             0.22          0.17
Proforma dilutive earnings per common share          0.22          0.17



In future years, the proforma effect of not applying this standard is expected to increase as additional options are granted.

The stock option plan is used to retain and reward directors and key employees and provide them with an additional equity interest. Options are issued for ten year periods with a five year vesting period. Information about option grants follows:



                                                                       Weighted      Weighted
                                          Number of                     Average      Average
                                         Outstanding    Exercise       Exercise     Fair Value
                                          Options        Price           Price      of Grants
                                          -------        -----           -----      ---------

Balance at June 30, 1997                   64,350     $   12.05      $   12.05

Granted                                     4,400         14.89          14.89      $  2.56
                                           ------
Balance at June 30, 1998                   68,750         12.05-14.89    12.23

Granted                                    21,780         14.09          14.09         2.22
Forfeited                                  (3,575)        12.05          12.05
                                           ------
Balance at June 30, 1999 and
 September 30, 1999                        86,955         12.05-14.89    12.70
                                           ------



The weighted average remaining contractual life of options outstanding at September 30, 1999 was approximately 7.28 years. Stock options exercisable at September 30, 1999 and 1998 totaled 37,345 and 24,310 at a weighted average exercise price of $12.12 and $12.05. All share and per share amounts have been retroactively adjusted for the October 28, 1998 stock dividend.



                                   (Continued)

                                       10.

THREE RIVERS FINANCIAL CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended September 30, 1999


NOTE 5 - REGULATORY CAPITAL REQUIREMENTS

Savings institutions must meet three separate minimum capital-to-asset requirements. The following table summarizes, as of September 30, 1999, the capital requirements for the Bank and the Bank's actual capital ratios. As of September 30, 1999, the Bank substantially exceeded all current regulatory capital requirements.



                                       Regulatory
                                   Capital requirement     Actual Capital
                                   -------------------     --------------
                                   Amount     Percent   Amount     Percent
                                   ------     -------   ------     -------
                                            (Dollars in thousands)
Risk-based capital                $ 4,256      8.00%    $10,545     19.82%

Core capital                      $ 2,981      3.00%    $10,012     10.08%

Tangible capital                  $ 1,490      1.50%    $10,012     10.08%



                                       11.

THREE RIVERS FINANCIAL CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Three Rivers Financial Corporation (the "Company") was incorporated under the laws of the State of Delaware for the purpose of becoming the savings and loan holding company of First Savings Bank, a Federal Savings Bank (the "Bank") in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank (the "Conversion"). On August 23, 1995, the Conversion was completed and the Bank became a wholly-owned subsidiary of the Company. The following discussion compares the financial condition of the Company at September 30, 1999 to June 30, 1999 and the results of operations for the three-month period ended September 30, 1999 with the same period ended September 30, 1998. This discussion should be read in conjunction with the financial statements and footnotes included herein.

FINANCIAL CONDITION

September  30, 1999 compared to June 30, 1999

The Company's total assets decreased $900,000 from $100.4 million at June 30, 1999 to $99.5 million at September 30, 1999. The overall decrease was due primarily to decreases in cash and cash equivalents, accrued interest receivable, premises and equipment and in investment in low-income housing partnership. These decreases were offset by increases in interest-earning deposits with other financial institutions, investment securities and loans receivable.

Cash and cash equivalents decreased $2.4 million or 30.00% from $8.0 million at June 30, 1999 to $5.6 million at September 30, 1999. This was due primarily to an increase in loan demand and the purchase of investment securities.


Interest-earning time deposits with other financial institutions increased $100,000 or 2.38% from $4.2 million at June 30, 1999 to $4.3 million at September 30, 1999.

Loans receivable increased $800,000 or 1.15% from $68.7 million at June 30, 1999 to $69.5 million at September 30, 1999 due to the higher level of demand for loans in the Company's market area. These increases were funded by excess cash.

Securities increased $800,000 or 5.71% from $14.0 million at June 30, 1999 to $14.8 million at September 30, 1999. Securities consist of U.S. Government and federal agency securities, mortgage-backed and related securities and other collateralized obligations.

Total liabilities decreased $1.0 million from $89.6 million at June 30, 1999 to $88.6 million at September 30, 1999 due primarily to decreases in deposits, accrued interest and other liabilities, which were partially offset by increases in FHLB advances.



                                   (Continued)

                                       12.

Total borrowed funds increased $1.9 million or 9.18% from $20.7 million at June 30, 1999 to $22.6 million at September 30, 1999. This increase was the result of increased loan demand along with decreases in total deposits. Borrowed funds consist of FHLB advances with both fixed and variable interest rates and stated maturities ranging through 2009.

Total deposits decreased $2.5 million to $64.7 million for the three-month period ended September 30, 1999. This decrease was in all deposit categories. Management believes the balances have decreased as customers seek higher yielding investment alternatives due to the low interest rate environment.

Shareholders' equity increased $100,000 to $10.9 million for the three-month period ended September 30, 1999 from $10.8 million for the period ended June 30, 1999. This is due primarily to the net income for the quarter partially offset by dividends paid.

RESULTS OF OPERATIONS

Net income for the three months ended September 30, 1999 was $152,000 compared to $144,000 for the three months ended September 30, 1998, an increase of $8,000 or 5.56%. Interest income increased $30,000 or 1.64% for the period ended September 30, 1999 compared to the three-month period ended September 30, 1998 primarily due to increases in mortgage balances. Other interest and dividend income decreased $83,000 due to the decrease in cash and cash equivalents for the three-month period ended September 30, 1999 as compared to the same period ended September 30, 1998. Interest expense decreased $30,000 to $980,000 for the three months period ended September 30, 1999 as compared to the same period ended September 30, 1998 primarily due to decreases in deposit balances.

Non-interest income decreased $14,000 from $174,000 to $160,000 for the three-month period ended September 30, 1999. Increases in loan servicing and service charges on deposit accounts were offset by decreases in gains on sales of loans and other income.

Non-interest expense increased $34,000 or 4.27% from $797,000 to $831,000 for the three months period ended September 30, 1999. Increases in compensation and benefits, occupancy and equipment, and professional fees were offset by decreases in advertising, data processing, printing, and other expenses. The substantial increase in professional fees was due to expenses incurred in the pending merger with Peoples Federal of Auburn, Indiana. See Item #5, Other Information.



                                   (Continued)

                                       13.

NON-PERFORMING ASSETS AND ALLOWANCE FOR LOANS

The allowance for loan losses is established through a provision for loan losses based on management's quarterly asset classification review, and evaluation of the risk inherent in its loan portfolio and changes in the nature and volume of its loan activity. Such evaluation considers, among other matters, the estimated value of the underlying collateral, economic conditions, cash flow analysis, historical loan loss experience, discussions held with delinquent borrowers and other factors that warrant recognition in providing for an adequate allowance for loan losses. As a result of this review process, management recorded a provision for loan losses in the amount of $15,000 for the three-month period ended September 30, 1999. While management believes the current allowance for loan losses is adequate, management anticipates growth in the loan portfolio and will therefore continue to make additional provisions to the allowance for loan losses. No assurance can be given that the amounts allocated to the allowance for loan losses will be adequate to cover actual losses that may occur.

Total non-performing assets decreased $208,000 at September 30, 1999 to $416,000 compared to $624,000 at June 30, 1999. The ratio of non-performing assets to total assets at September 30, 1999 was 0.42% compared to 0.62% at June 30, 1999. Included in non-performing assets at September 30, 1999 were consumer loans in the amount of $38,000 and non-performing mortgages of $378,000.

OTS regulations require that the Bank periodically review and classify assets pursuant to the classification of assets policy set forth in its regulations. Based on management's review of its assets as of September 30, 1999, $295,000 of assets were classified as substandard, $-0- as doubtful, $-0- as loss, and $61,000 as special mention. At the time of the quarterly review, an asset classification listing is prepared, in conformity with the OTS regulations, and a detailed report is presented to the Board.


LIQUIDITY AND CAPITAL RESOURCES

The Bank's primary sources of funds are deposits, borrowings from the FHLB and interest payments on loans. While scheduled repayments of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. The Bank has managed this fluctuation in its source of funds through borrowings from the FHLB.



                                   (Continued)

                                       14.

Under OTS regulations, a savings association is required to maintain an average daily balance of liquid assets (including cash, certain time deposits and savings accounts, bankers's acceptances, certain government obligations, and certain other investments) in each calendar quarter of not less than 4% of either (1) its liquidity base (consisting of certain net withdrawable accounts plus short-term borrowings) as of the end of the preceding calendar quarter, or
(2) the average daily balance of its liquidity base during the preceding quarter. This liquidity requirement may be changed from time to time by the OTS to any amount between 4.0% and 10.0% depending upon certain factors, including economic conditions and savings flows of all savings associations. For the quarter ended September 30, 1999, the Bank maintained a liquidity ratio of 21.31%. The Bank anticipates that it will have sufficient funds available to meet current commitments.


YEAR 2000

The Company has completed its assessment of Year 2000 issues, developed a plan, and arranged for the resources to complete the necessary remediation and testing. As part of its efforts to ensure compliance with the Year 2000, the Company converted to a new processing system in May of 1999. At that time certain computer hardware was also replaced.

The Company has and will continue to utilize both internal and external resources to test hardware and software for Year 2000 compliance. The Company has completed changes and testing of critical systems to ensure Year 2000 compliance. Testing of non-critical applications will continue throughout 1999 and will be completed prior to any impact on operating systems. The total costs of the Year 2000 project are estimated at $350,000. The Company will incur remediation and testing costs through the year 2000, but does not anticipate that material incremental costs will be incurred in any single period.

The Company has initiated formal communications with all of its critical vendors and service providers to determine the extent to which the Company is vulnerable to any failure of those third parties to remedy their own Year 2000 issues. However, there can be no guarantee that systems of other companies on which the Company's systems rely will be remedied in a timely manner or that there will be no adverse effect on the Company's systems. Critical companies include power companies and telephone systems. Therefore, the Company could possibly be negatively impacted to the extent that other entities not affiliated with the Company are unsuccessful in properly addressing this issue.

The costs of the project and the date on which the Company plans to complete the Year 2000 modifications are based upon management's best estimates. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.



                                       15.